Form 10-K, Exhibit 13
period 1994-06-30
SUN MICROSYSTEMS INC
filed 1994-09-27
CIK 709519

HISTORICAL FINANCIAL REVIEW                                         EXHIBIT 13.0

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

                                                                      Years Ended June 30,
                         ----------------------------------------------------------------------------------------------------------
(In millions, except           1994               1993               1992               1991              1990              1989
per share amounts)       Dollars      %    Dollars      %     Dollars      %     Dollars      %    Dollars      %    Dollars    %
                         -------    -----  -------    -----   -------    -----   -------    -----  -------    -----  -------  -----
Net revenues              $4,690    100.0   $4,309    100.0    $3,589    100.0    $3,221    100.0   $2,466    100.0   $1,765  100.0
Costs and expenses:
  Cost of sales            2,753     58.7    2,518     58.4     1,963     54.7     1,758     54.6    1,399     56.7    1,010   57.2
  Research and
    development              455      9.7      445     10.3       382     10.6       356     11.1      302     12.2      234   13.3
  Selling, general and
    administrative         1,205     25.7    1,105     25.7       983     27.4       812     25.2      588     23.9      433   24.5
                          ------    -----   ------    -----    ------    -----    ------    -----   ------    -----   ------  -----
  Total costs and
    expenses               4,413     94.1    4,068     94.4     3,328     92.7     2,926     90.9    2,289     92.8    1,677   95.0
                          ------    -----   ------    -----    ------    -----    ------    -----   ------    -----   ------  -----
Operating income             277      5.9      241      5.6       261      7.3       295      9.1      177      7.2       88    5.0
Interest income
  (expense), net               6      0.1       (2)      --        (6)    (0.2)      (11)    (0.3)     (23)    (0.9)     (10)  (0.6)
Litigation settlement         --       --      (15)    (0.4)
                          ------    -----   ------    -----    ------    -----    ------    -----   ------    -----   ------  -----
Income before
  income taxes               283      6.0      224      5.2       255      7.1       284      8.8      154      6.3       78    4.4
Provision for
  income taxes                87      1.8       67      1.6        82      2.3        94      2.9       43      1.8       17    1.0
                          ------    -----   ------    -----    ------    -----    ------    -----   ------    -----   ------  -----
Net income                $  196      4.2   $  157      3.6    $  173      4.8    $  190      5.9   $  111      4.5   $   61    3.4
Net income per
 share                    $ 2.02            $ 1.49             $ 1.71             $ 1.85            $ 1.21            $ 0.76
                          ------    -----   ------    -----    ------    -----    ------    -----   ------    -----   ------  -----
Weighted average
  common and common-
  equivalent
  shares outstanding          97               105                102                103                94                85
                          ======            ======             ======             ======            ======            ======

OPERATING AND CAPITALIZATION DATA

                                                                   Years Ended June 30,
                                       -----------------------------------------------------------------------------
                                          1994          1993          1992          1991          1990          1989
                                      --------      --------      --------      --------      --------      --------
Total assets (millions)               $  2,898      $  2,768      $  2,672      $  2,326      $  1,779      $  1,269
Long-term debt and other
  obligations (millions)              $    122      $    178      $    348      $    401      $    359      $    145
Current ratio                              2.0           2.4           2.6           2.5           2.6           1.9
Long-term debt
  to equity ratio                        0.075          0.11          0.23          0.33          0.39          0.22
Return on average equity                    12%           10%           13%           18%           14%           12%
Return on average capital                   12%            9%           10%           13%           11%            9%
Return on average assets                     7%            6%            7%            9%            7%            6%
Effective income tax rate                 33.0%         30.0%         32.0%         33.0%         28.0%         22.0%
Average shares and
  equivalents (thousands)               96,764       105,125       101,640       103,067        94,369        85,161
Book value per
  outstanding share                   $  17.35      $  16.09      $  14.85      $  12.58      $  10.01      $   7.88
Revenue units                          259,500       255,600       206,200       179,600       118,300        80,700
                                      ========      ========      ========      ========      ========      ========


                                          10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following table sets forth items from Sun's Consolidated Statement of Income as percentages of net revenues:

                                                  Years Ended June 30,
                                             ------------------------------
                                             1994         1993        1992
                                             -----        -----       -----
Net revenues                                 100.0%       100.0%      100.0%
Cost of sales                                 58.7         58.4        54.7
                                             -----        -----       -----
Gross margin                                  41.3         41.6        45.3
Research and development                       9.7         10.3        10.6
Selling, general and administrative           25.7         25.7        27.4
                                             -----        -----       -----
Operating income                               5.9          5.6         7.3
Interest income (expense), net                 0.1           --        (0.2)
Settlement of litigation                        --         (0.4)         --
                                             -----        -----       -----
Income before income taxes                     6.0          5.2         7.1
Provision for income taxes                     1.8          1.6         2.3
                                             -----        -----       -----
Net income                                     4.2%         3.6%        4.8%
                                             =====        =====       =====


RESULTS OF OPERATIONS

Sun continues to introduce higher performance desktop workstations as well as reduce prices to improve price point and price/performance competitiveness. Component cost reductions, operating efficiencies and increased shipments of higher performance desktop and server products have, to date, significantly offset the effects of repricing actions. Future operating results will depend on additional component cost reductions, further operating efficiencies and the mix of systems, software and other products, which in turn depend in part on the Company's ability to generate higher system, service and software license volumes.

A significant and increasing share of revenue is being generated from products that operate exclusively in the Solaris 2 software environment. More than half a million Solaris 2 licenses have been distributed to date, and over 3,000 applications are now ported and available from independent software vendors. Sun's ability to maintain this growth will depend, in part, on the continued acceptance and migration of customers to Solaris 2, as well as the efforts of independent software vendors to develop new, and port existing, application software.

Management believes the Company has entered fiscal 1995 in strong financial condition and with a very competitive offering of products, led by the introduction of two new desktop systems in late fiscal 1994, the SPARCstation 5 and SPARCstation 20. Although demand for these new products was strong, the Company experienced supply constraints on certain memory devices in the fourth quarter. These constraints are expected to continue into fiscal 1995. While the Company believes it effectively managed these constraints in the fourth quarter, future operating results could be impacted depending on the availability and cost of memory components during fiscal 1995. (See "Future Operating Results.")

NET REVENUES

Net revenues increased $381.3 million, or 9%, to $4,689.9 million in fiscal 1994, compared with an increase of $719.7 million, or 20%, in fiscal 1993. Increases in net revenues in fiscal 1994 were primarily driven by higher revenue from memory, storage options and accessories shipped to both installed base customers and to new customers purchasing more richly configured systems. Total unit shipments of systems in fiscal 1994 grew slightly when compared with fiscal 1993. This unit increase resulted primarily from increases in desktop and server system shipments in fiscal 1994, which were offset by reductions in shipments of upgrade units, as more customers opted for the price/performance advantages of new systems. System unit shipments in fiscal 1994 were favorably impacted by the introduction of the SPARCstation 5 and SPARCstation 20, each of which individually shipped more units in its first quarter of introduction than any other workstation in the Company's history. Fiscal 1994 service revenues remained relatively unchanged as a percentage of net revenues when compared with fiscal 1993.

The increase in net revenues in fiscal 1993 over fiscal 1992 was primarily attributable to increased unit shipments of new systems combined with higher revenue from peripherals and other hardware.

The impact of currency fluctuations on net revenues and operating results cannot be precisely measured, because the Company's product mix and pricing change over time in various markets, partially in response to currency movements. Further, the Company's international structure and transaction activity provide a degree of natural hedge where fluctuations in a particular currency result in financial effects that mitigate or tend to offset each other on a consolidated basis. Any remaining material currency exposure is managed through an established hedging program, the objective of which is to minimize the impact of currency fluctuations on results of operations. Compared with fiscal 1993, the dollar strengthened against most major European currencies but weakened against the Japanese yen. Management has estimated that the net impact of currency fluctuations, while slightly unfavorable in fiscal 1994, was not significant in any of the fiscal years in the three-year period ending June 30, 1994.

In fiscal 1994 and 1993, domestic net revenues grew 4% and 27%, respectively, while international net revenues (including U.S. exports) grew 14% and 13%, respectively. European net revenues in fiscal 1994 increased 9%, primarily due to the recent strengthening of certain Northern European economies. Net revenues in the Rest of World (primarily Japan) increased by 20% in fiscal 1994, primarily due to the expanding client-server computer markets in Japan, Asia, Latin America and other regions. International operations represented 51% of total net revenues in fiscal 1994, as compared with 49% and 50% in fiscal 1993 and 1992, respectively.

GROSS MARGIN

Gross margin remained relatively unchanged at 41.3% of net revenues for fiscal 1994, compared with 41.6% for fiscal 1993. Repricing actions, the introduction of low price-point desktop systems, and higher revenues from lower margin peripherals and other hardware resulted in downward gross margin pressure during fiscal 1994. The impact of these factors was somewhat offset by favorable gross margin impacts from increases in shipments of higher performance desktop and server systems with accompanying higher margins, reductions in lower margin upgrade revenues and reductions in component costs.

Repricing actions may continue to be initiated in the future to increase shipment volumes for desktop systems, which could result in downward pressure on gross margin. This margin pressure could be mitigated with increased software licensing, server and high performance desktop volumes, as well as component cost reductions and operating efficiencies generated by higher unit volumes.

The decline in gross margin for fiscal 1993 when compared with fiscal 1992 resulted primarily from the shift to lower priced desktop systems, start-up costs related to the introduction of the SPARCstation 10 family of products and price reductions on other products.

RESEARCH AND DEVELOPMENT

Research and development expenses increased $9.3 million, or 2%, in fiscal 1994 to $454.7 million compared with an increase of $63.7 million, or 17%, in fiscal 1993. As a percentage of net revenues, research and development expenses were 9.7%, 10.3% and 10.6% in fiscal 1994, 1993 and 1992, respectively. Research and development spending continued at a substantial level throughout the fiscal 1992 to 1994 period, as the Company invested in specific projects in support of new product introductions. The decline in spending in fiscal 1994 as a percentage of net revenues was primarily attributable to the timing of specific expenses as well as increased concentration of efforts on more cost-effective projects. Sun continues to believe that the market for its products is characterized by rapid rates of technological advancement for hardware and software products, as well as microprocessor technologies. To maintain its competitive position in the industry, the Company expects to continue to invest significant resources in new hardware, software and microprocessor product development, as well as in enhancements to existing products.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased $100.9 million, or 9%, in fiscal 1994 to $1,205.4 million compared with an increase of $120.9 million, or 12%, in fiscal 1993. As a percentage of net revenues, these expenses were 25.7% in both fiscal 1994 and 1993, and 27.4% in fiscal 1992. The fiscal 1994 dollar increase primarily reflects investments for additional sales staff and related incentives, increased incentive compensation based on the achievement of specified performance goals and incremental investments for strategic marketing and advertising programs. The increase in fiscal 1993 was primarily for additional sales staff and related incentives, additional marketing staff and increased occupancy costs related to international expansion.

INTEREST INCOME (EXPENSE), NET

Net interest income increased to $6.1 million in fiscal 1994 from $1.5 million of expense in fiscal 1993 and $6.2 million of expense in fiscal 1992. The increase in net interest income for fiscal 1994 was primarily the result of reduced interest expense on short-term borrowings and long-term debt as a result of scheduled debt repayments. The decrease in interest expense for fiscal 1993 compared with fiscal 1992 was primarily due to the elimination of certain interest expense as a result of the conversion of the Company's subordinated debentures in November 1992, as well as interest savings from scheduled debt repayments.

SETTLEMENT OF LITIGATION

Fiscal 1993 earnings included a charge of $15 million in connection with the settlement of two securities class action lawsuits brought against the Company and certain of its current and former officers by purchasers of the Company's stock and debentures. (See Note 7 to the Consolidated Financial Statements.)

INCOME TAXES

The effective tax rate for fiscal 1994 was 33% before a one-time credit of $5.9 million resulting from the Omnibus Reconciliation Act of 1993. For fiscal 1993 and 1992 the effective income tax rates were 30% and 32%, respectively.

The increase in fiscal 1994 over fiscal 1993 occurred primarily because of the increase in the U.S. statutory rate and the increase in income before taxes without corresponding proportionate changes in tax benefits. The decrease in fiscal 1993 over fiscal 1992 was primarily due to lower taxes on foreign earnings, partially offset by decreased benefits from research and development tax credits as well as from the Company's foreign sales corporation.

FUTURE OPERATING RESULTS

Sun operates in an industry marked by rapidly changing technology and increasing competition. The Company expects that the markets for its products and technology, as well as its competitors within such markets, will continue to change as the rightsizing trend shifts customer buying patterns to distributed systems employing solutions from multiple vendors. In addition, improvements in hardware and operating system software products introduced, or to be introduced, by competing companies are expected to improve the characteristics of certain networked personal computer solutions. These developments are expected to provide competitive pressure, particularly at the low end of the Company's product range, where customers are more price sensitive and the systems environment is less complex. Therefore, the Company's future operating results will depend to a considerable extent on its ability to rapidly and continuously develop, introduce and deliver in quantity competitive new hardware, software and service products, as well as new microprocessor technologies, that offer its customers enhanced performance at competitive prices. (See "Gross Margin.")

The development of new, high-performance computer products is a complex and uncertain process requiring high levels of innovation from both the Company's designers and those of its suppliers, as well as accurate anticipation of customer requirements and technological trends. Once a hardware product is developed, the Company must rapidly bring it into volume manufacturing, a process that requires accurate forecasting of both volumes and configurations, among other things, in order to achieve acceptable yields and costs. The Company is increasingly dependent on the ability of its suppliers to design, manufacture and deliver advanced components required for the timely introduction of new products. The failure of any of these suppliers to deliver components on time or in sufficient quantities could result in a significant adverse impact on the Company's operating results. (See "Results of Operations.") The inability to secure enough components to build products, including new products, in the quantities and configurations required, or to produce, test and deliver sufficient products to meet demand in a timely manner, would adversely affect the Company's net revenues and operating results. The production and introduction of new or enhanced products also requires the Company to make advanced payments, if necessary, under contracts with certain suppliers. In addition, in order to secure components for development of new products, the Company frequently enters into non-cancelable purchase commitments with vendors early in the design process. Due to the variability of material requirement specifications during the design process, the Company must closely manage material purchase commitments and their respective delivery schedules. The Company must also manage the transition from older, displaced products in order to minimize disruptions in customer ordering patterns and excessive levels of older product inventory and to ensure that adequate supplies of new products can be delivered to meet customer demand. The ability of the Company to match supply and demand is further complicated by the need to take pricing actions, which may result in the Company not being able to correctly anticipate the demand for the mix of products following those pricing actions. Because the Company is continuously engaged in this product development and transition process, its operating results may be subject to considerable fluctuation, particularly when measured on a quarterly basis.

Generally, the computer systems sold by Sun are the result of both hardware and software development, so that delays in software development can delay the ability of the Company to ship new hardware products. In addition, adoption of a new release of an operating system, such as the Solaris 2 software environment, typically requires effort on the part of the customer as well as software porting by software vendors providing applications. As a result, the timing of conversion to a new release is inherently unpredictable. Moreover, delays in adoption of a new release of an operating system by customers and software developers can limit the acceptance of hardware products tied to that release. Such delays could adversely affect the future operating results of the Company.

The Company's operating results will also be affected by the volume, mix and timing of orders received during a period and by conditions both in the computer industry and in the general economy, such as recessionary periods, political instability, changes in trade policies and fluctuations in interest or currency exchange rates. The Company's customer order backlog at June 30, 1994 was $338 million compared with $160 million and $350 million at June 30, 1993 and 1992, respectively. Backlog levels vary with demand, product availability and the Company's delivery lead times, and are subject to decreases as a result of customer order delays, changes or cancellations. As such, backlog levels may not be a reliable indicator of future operating results. As delivery lead times continue to decrease, the Company must generate a higher percentage of revenue from new order bookings in the same fiscal period. The backlog level at June 30, 1994 reflects strong demand for the Company's newly introduced products, the SPARCstation 5 and the SPARCstation
20. The lower June 30, 1993 backlog level was impacted to some extent by generally weaker economies in several of the Company's international markets.

Seasonality also affects the Company's operating results, particularly in the first quarter of each fiscal year. In addition, the Company's operating expenses are increasing as the Company continues to expand its operations, and future operating results will be adversely affected if revenues do not increase accordingly. The Company expects to continue efforts to achieve additional operating efficiencies through the continual review and improvement of business processes and cycle times. In connection with these efforts, the Company is continuously engaged in the process of managing the mix and level of its workforce.

LIQUIDITY AND CAPITAL RESOURCES

Sun's cash portfolio (cash, cash equivalents and short-term investments) decreased $255.9 million, or 22%, to $882.8 million at June 30, 1994, primarily due to the completion in November 1993 of the planned repurchase of approximately 10 million shares of the Company's common stock. In addition, Sun paid approximately $80 million pursuant to an agreement with Novell, Inc. in fiscal 1994 that, among other things, eliminated substantially all of the Company's royalty obligations for UNIX licensing and released Sun from distribution and licensing restrictions for most of its UNIX operating system products. Accounts receivable increased $225.9 million, or 36%, to $853.0 million at June 30, 1994, due primarily to a 30% increase in net revenues in the month of June 1994 compared with the corresponding period in 1993. Inventories increased $38.7 million, or 15%, to $294.9 million at the end of fiscal 1994, primarily due to a build-up in finished goods to meet increased customer demand and to enable rapid response to shifts in product mix requirements. Accounts payable increased to $363.8 million at the end of fiscal 1994 due to significant inventory receipts in the last weeks of the year in support of new product introductions and increased customer demand.

During fiscal 1994, operating activities generated $355.7 million in cash compared with $336.2 million in fiscal 1993, primarily as the result of higher earnings in fiscal 1994. The Company's investing activities used $467.4 million of cash in fiscal 1994, an increase of $286.6 million from the $180.8 million used in fiscal 1993. The increase resulted primarily from the Company investing proportionately more of the fiscal 1994 net operating cash flow in short-term investments and less in cash equivalents.

In June 1993, the Board of Directors approved a plan to repurchase up to 10 million shares of the Company's common stock. Repurchases under this program were completed in November 1993 at a total cost of approximately $265 million.

At June 30, 1994, the Company's primary sources of liquidity consisted of cash, cash equivalents and short-term investments of $882.8 million; uncommitted lines of credit available to the Company's international subsidiaries totalling approximately $455 million, of which approximately $376 million was available; and a revolving credit facility with banks aggregating $150 million, all of which was available subject to compliance with certain covenants. In the first half of fiscal 1995, the Company will acquire for cash approximately $80 million in property, plant and equipment as part of the development of new operating facilities. The Company believes that the liquidity provided by existing cash and short-term investment balances and the borrowing arrangements described above will be sufficient to meet the Company's capital requirements for fiscal 1995. However, the Company believes the level of financial resources is a significant competitive factor in its industry and may choose at any time to raise additional capital through debt or equity financings to strengthen its financial position, facilitate growth and provide the Company with additional flexibility to take advantage of business opportunities that may arise.

CONSOLIDATED STATEMENTS OF INCOME

                                                                           Years Ended June 30,
                                                             -----------------------------------------------
(In thousands, except per share amounts)                           1994               1993              1992
                                                             ----------         ----------        ----------
Net revenues                                                 $4,689,892         $4,308,606        $3,588,885
Costs and expenses:
  Cost of sales                                               2,752,518          2,518,312         1,962,622
  Research and development                                      454,665            445,356           381,637
  Selling, general and administrative                         1,205,442          1,104,498           983,573
                                                             ----------         ----------        ----------
    Total costs and expenses                                  4,412,625          4,068,166         3,327,832
                                                             ----------         ----------        ----------
Operating income                                                277,267            240,440           261,053
Interest income                                                  27,894             33,327            38,997
Interest expense                                                (21,782)           (34,873)          (45,178)
Settlement of litigation                                            --            (15,000)               --
                                                             ----------         ----------        ----------
Income before income taxes                                      283,379            223,894           254,872
Provision for income taxes                                       87,555             67,168            81,559
                                                             ----------         ----------        ----------
Net income                                                    $ 195,824         $  156,726        $  173,313
                                                             ----------         ----------        ----------
Net income per common and common-equivalent share                $ 2.02             $ 1.49            $ 1.71
Common and common-equivalent shares used in the
  calculation of net income per share                            96,764            105,125           101,640
                                                             ==========         ==========        ==========

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

                                                                                       June 30,
                                                                            -----------------------------
(In thousands, except per share amounts)                                          1994               1993
                                                                            ----------         ----------
ASSETS
Current assets:
  Cash and cash equivalents                                                  $ 433,937          $ 828,839
  Short-term investments                                                       448,879            309,873
  Accounts receivable, net of allowances of $79,845 in 1994
    and $51,462 in 1993                                                        853,031            627,174
  Inventories                                                                  294,948            256,275
  Deferred tax assets                                                          103,428            121,874
  Other current assets                                                         170,870            128,311
                                                                            ----------         ----------
    Total current assets                                                     2,305,093          2,272,346
Property, plant and equipment:
  Machinery and equipment                                                      672,962            560,660
  Furniture and fixtures                                                        49,512             54,629
  Leasehold improvements                                                        53,364             59,096
  Land and buildings                                                           101,430            100,653
                                                                            ----------         ----------
                                                                               877,268            775,038
  Accumulated depreciation and amortization                                   (517,020)          (426,656)
                                                                            ----------         ----------
    Net property, plant and equipment                                          360,248            348,382
Other assets, net                                                              232,651            146,901
                                                                            ----------         ----------
                                                                            $2,897,992         $2,767,629
                                                                            ==========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                                       $ 78,687           $ 90,890
  Accounts payable                                                             363,828            270,440
  Accrued payroll-related liabilities                                          159,017            127,156
  Accrued liabilities and other                                                341,891            266,108
  Deferred service revenues                                                     72,085             61,120
  Income taxes payable                                                          93,930             92,930
  Current portion of long-term debt                                             38,400             38,400
                                                                            ----------         ----------
    Total current liabilities                                                1,147,838            947,044
Long-term debt and other obligations                                           121,831            177,802
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value, 10,000,000 shares authorized;
     no shares issued and outstanding                                             --                 --
  Common stock, $0.00067 par value, 300,000,000 shares authorized;
    issued: 106,394,200 shares in 1994 and 106,444,744 shares in 1993               72                 72
  Additional paid-in capital                                                 1,066,571          1,053,806
  Retained earnings                                                            879,135            705,965
  Treasury stock, at cost: 12,542,875 shares in 1994
    and 4,332,705 shares in 1993                                              (329,245)          (119,052)
  Currency translation adjustment                                               11,790              1,992
                                                                            ----------         ----------
    Total stockholders' equity                                               1,628,323          1,642,783
                                                                            ----------         ----------
                                                                            $2,897,992         $2,767,629
                                                                            ==========         ==========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                      Years Ended June 30,
Increase (decrease) in cash and cash equivalents                      ----------------------------------------------------
(In thousands)                                                               1994                1993                 1992
                                                                      -----------         -----------          -----------
Cash flow from operating activities:
  Net income                                                          $   195,824         $   156,726          $   173,313
  Adjustments to reconcile net
    income to operating cash flows:
    Depreciation and amortization                                         248,247             232,354              215,450
    Other non-cash items                                                   14,210              26,945               29,007
    Net (increase) decrease in operating assets                          (299,733)           (183,046)              44,861
    Net increase in operating liabilities                                 197,196             103,221               45,188
                                                                      -----------         -----------          -----------
Net cash provided from operating activities                               355,744             336,200              507,819
                                                                      -----------         -----------          -----------
Cash flow from investing activities:
  Acquisition of property, plant and equipment                           (213,229)           (196,475)            (185,577)
  Acquisition of other assets                                            (115,199)            (47,307)             (23,911)
  Acquisition of short-term investments                                (2,799,408)         (2,056,641)          (2,311,812)
  Maturities of short-term investments                                  2,660,402           2,119,597            2,152,433
                                                                      -----------         -----------          -----------
Net cash used by investing activities                                    (467,434)           (180,826)            (368,867)
                                                                      -----------         -----------          -----------
Cash flow from financing activities:
  Issuance of stock, net of employee repurchases                           19,243              42,986               27,899
  Acquisition of treasury stock                                          (294,427)           (214,883)                  --
  Proceeds from employee stock purchase plans                              42,298              38,460               41,829
  (Reduction) proceeds of short-term borrowings, net                      (12,203)               (394)              18,250
  Reduction of long-term borrowings and other                             (38,123)            (40,013)                (519)
                                                                      -----------         -----------          -----------
Net cash (used by) provided from financing activities                    (283,212)           (173,844)              87,459
                                                                      -----------         -----------          -----------
Net (decrease) increase in cash and cash equivalents                     (394,902)            (18,470)             226,411
                                                                      -----------         -----------          -----------
Cash and cash equivalents, beginning of year                              828,839             847,309              620,898
                                                                      -----------         -----------          -----------
Cash and cash equivalents, end of year                                $   433,937         $   828,839          $   847,309
                                                                      -----------         -----------          -----------
Schedule of non-cash financing activities:
  Conversion of convertible subordinated debentures                   $     --            $   114,890          $     --
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                          $    20,788         $    33,015          $    37,261
    Income taxes                                                      $    63,267         $    15,859          $    84,159
                                                                      ===========         ===========          ===========

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





Three years ended
June 30, 1994                                                                                              Currency           Total
(In thousands,                    Common Stock         Additional   Retained         Treasury Stock     Translation   Stockholders'
except share amounts)            Shares  Amount   Paid-in Capital   Earnings        Shares     Amount    Adjustment          Equity
- - - -------------------------   -----------  ------   ---------------   --------   -----------  ---------   -----------   -------------
Balances at June 30, 1991   101,408,840     $68        $  904,966   $486,001    (5,048,999) $(180,449)      $ 1,965      $1,212,551
Issuance of stock, net of
  employee repurchases         (216,504)     --              (133)   (68,812)    3,858,258    137,892            --          68,947
Net income                           --      --                --    173,313            --         --            --         173,313
Tax benefit and other                --      --            24,033         --            --         --         6,238          30,271
                            -----------     ---        ----------   --------   -----------  ---------       -------      ----------
Balances at June 30, 1992   101,192,336      68           928,866    590,502    (1,190,741)   (42,557)        8,203       1,485,082
Issuance of stock, net of
  employee repurchases        2,470,126       2            44,293    (24,362)    2,178,592     63,770            --          83,703
Treasury stock purchased             --      --                --         --    (7,935,874)  (214,883)           --        (214,883)
Conversion of convertible
  subordinated debentures     2,782,282       2            57,171    (16,901)    2,615,318     74,618            --         114,890
Net income                           --      --                --    156,726            --         --            --         156,726
Tax benefit and other                --      --            23,476         --            --         --        (6,211)         17,265
                            -----------     ---        ----------   --------   -----------  ---------       -------      ----------
Balances at June 30, 1993   106,444,744      72         1,053,806    705,965    (4,332,705)  (119,052)        1,992       1,642,783
Issuance of stock, net of
  employee repurchases          (50,544)     --               377    (22,654)    3,026,633     84,234            --          61,957
Treasury stock purchased             --      --                --         --   (11,236,803)  (294,427)           --        (294,427)
Net income                           --      --                --    195,824            --         --            --         195,824
Tax benefit and other                --      --            12,388         --            --         --         9,798          22,186
                            -----------     ---        ----------   --------   -----------  ---------       -------      ----------
Balances at June 30, 1994   106,394,200     $72        $1,066,571   $879,135   (12,542,875) $(329,245)      $11,790      $1,628,323
                            ===========     ===        ==========   ========   ===========  =========       =======      ==========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Sun Microsystems, Inc. ("Sun" or "the Company"), and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition.

Short-term investments consist primarily of auction market preferred stock, commercial paper and tax-exempt securities with original maturities beyond three months and less than twelve months.

Presently, the Company carries all cash equivalents and short-term investments at cost, which approximates fair value. Gains and losses are included in investment income in the period they are realized. The cost of all securities sold is based on the specific identification method.

In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (FAS 115) "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. Under FAS 115, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as either available-for-sale or trading and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings.

The Company will begin application of FAS 115 in the first quarter of fiscal 1995. Application of the new rules will result in an estimated decrease of approximately $1.2 million to stockholders' equity as of July 1, 1994, representing the recognition in stockholders' equity of unrealized depreciation, net of tax effect, for the Company's investments in debt and equity securities determined to be available-for-sale, currently carried at cost.

ACCOUNTS RECEIVABLE

In June 1991, the Company entered into a three-year agreement to sell, on a revolving basis and with limited recourse, an undivided percentage ownership in a designated pool of accounts receivable, up to a maximum of $100 million. The transaction is fully funded at June 30, 1994. The Company maintains an allowance for doubtful accounts based on the collectibility of all trade accounts receivable, including those sold with recourse. The purchaser has a perfected security interest in the Company's domestic accounts receivable. In August 1994, the Company renewed the agreement for an additional three years, and increased the amount that can be sold to a maximum of $125 million.

INVENTORIES

Inventories, stated at the lower of cost (first-in, first-out) or market, consist of:

                                          June 30,
                                -----------------------------
(In thousands)                      1994                 1993
                                --------             --------
Raw materials                   $129,784             $134,633
Work in process                   35,798               34,974
Finished goods                   129,366               86,668
                                --------             --------
Total                           $294,948             $256,275
                                ========             ========

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is provided principally on the straight-line method over the shorter of the estimated useful lives of the assets (ranging from one to 25 years) or the applicable lease term.

OTHER ASSETS

Included in other assets are purchased technology rights and other intangibles as well as spare parts, which are being amortized over their estimated useful lives ranging from six months to seven years.

CURRENCY TRANSLATION

Sun translates the assets and liabilities of international subsidiaries into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates that approximate those in effect during the period. Gains and losses from currency translation are included in stockholders' equity in the consolidated balance sheets. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented.

OTHER FINANCIAL INSTRUMENTS

The Company enters into forward exchange contracts and purchases currency options to hedge certain assets and liabilities denominated in foreign currencies and to hedge certain anticipated but not yet committed transactions. At June 30, 1994 and 1993, the Company had forward exchange contracts and purchased currency options, all having maturities of less than three months, to exchange various foreign currencies (principally yen, pounds sterling and deutschmarks) for U.S. dollars in the gross amount of $717 million and $388 million, respectively. Market value gains and losses on forward exchange contracts are recognized as offsets to the exchange gains or losses on the hedged transactions. Deferred gains and losses from hedging anticipated transactions are recognized in earnings when the transactions occur.

The Company has entered into interest rate swap agreements, which expire in 1995, that effectively convert $100 million of variable rate short-term investments to a fixed rate of return. Interest rate differential to be received or paid is recognized over the life of the agreement as an adjustment to interest income.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the interest rate swaps and forward exchange contracts, but the Company does not anticipate nonperformance by any of these counterparties.

The approximate fair value of these outstanding instruments at June 30, 1994 based on pricing models using current market rates were: currency forward contracts, $1.4 million ($4.7 million at June 30, 1993); interest rate swaps, negative $1.3 million; and currency options, $4.5 million.

REVENUE RECOGNITION

Sun generally recognizes revenues from hardware and software sales at the time of shipment. Service revenues are recognized ratably over the contractual period or as the services are provided.

NET INCOME PER COMMON AND COMMON-EQUIVALENT SHARE

Net income per common and common-equivalent share is computed using the weighted average number of common and dilutive common-equivalent shares outstanding. Dilutive common-equivalent shares consist of the incremental shares issuable upon the exercise of stock options and warrants (using the treasury stock method). The 6 3/8% convertible subordinated debentures, which were redeemed in fiscal 1993, were not previously considered common stock equivalents. Fully diluted earnings per share has not been presented because the additional dilution effect is immaterial.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company places its investments with high-credit-quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution and any one type of investment. The Company's receivables are derived primarily from sales of hardware and software products and services to customers in diversified industries as well as to a network of resellers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. In fiscal 1994, the Company provided approximately $20 million for doubtful accounts ($8 million and $12 million in 1993 and 1992, respectively).

2. BORROWING ARRANGEMENTS

Long-term debt consists of the following:
                                                        June 30,
                                                ------------------------
(In thousands)                                      1994            1993
                                                --------        --------
10.55% senior notes                             $114,642        $152,694
10.18% mortgage loan                              40,000          40,000
                                                --------        --------
                                                 154,642         192,694
                                                --------        --------
Less portion due within one year                  38,400          38,400
                                                --------        --------
Long-term debt                                  $116,242        $154,294
                                                ========        ========

                                       20

In September and December 1989, the Company signed agreements with a group of insurance companies and received $192 million from the sale of 10.55% senior notes due September 1996 and warrants to purchase 1,294,180 shares of Sun's common stock at $24.80 per share, after, and subject to, further antidilution adjustments. The warrants are currently exercisable and expire in September 1996. The notes are carried net of the fair value of the warrants, which is being amortized on a straight-line basis over the term of the notes. Principal is payable annually in five equal installments, the first of which was paid in September 1992, with interest payable semiannually. As of June 30, 1994, the fair value of the notes was $123.2 million, based on current interest rates. Under the agreements, Sun is required to maintain various financial ratios and is restricted in its ability to pay cash dividends. The Company was in compliance with all covenants at June 30, 1994.

The $40 million mortgage loan is secured by real property and a building. Principal is due to the bank at maturity on May 18, 1999, with interest payable semiannually, in arrears. The loan agreement provides for interest at a floating LIBOR rate. However, the bank has an interest rate swap agreement with a third party that results in the Company paying a fixed interest rate of 10.18%. The interest rate swap agreement matures with the loan agreement. As of June 30, 1994, the fair value of the floating rate loan remained at par. The interest rate swap had a negative fair value of $3.7 million, based on current interest rates.

Long-term debt maturities are $38.4 million during each of the next three years and $40 million in 1999. In June 1994 the Company negotiated a new $150 million unsecured revolving Credit Agreement with an international group of twelve banks. The agreement expires on June 1, 1997. Any borrowings under this agreement bear interest at a floating rate based on prime, certificates of deposit or Eurodollar rates, at the Company's option. Under the agreement, Sun is required to maintain various financial ratios. Sun was in compliance with all covenants at June 30, 1994. There were no borrowings under this facility at June 30, 1994.

At June 30, 1994, Sun's international subsidiaries had uncommitted lines of credit aggregating approximately $455 million, of which approximately $79 million (which approximates fair value) had been drawn. The average interest rate at June 30, 1994 on these borrowings was 3.0%.

3. INCOME TAXES

Income before income taxes and provision for income taxes consist of the following:

                                                      Years Ended June 30,
                                        -------------------------------------------
(In thousands)                              1994             1993              1992
                                        --------         --------          --------
Income before income taxes:
  United States                         $ 48,736         $129,784          $206,331
  Foreign                                234,643           94,110            48,541
                                        --------         --------          --------
Total income before
  income taxes                          $283,379         $223,894          $254,872
                                        ========         ========          ========
Provision for income taxes:
  Current:
    United States federal               $ 27,835         $ 37,723          $ 35,637
    State                                  4,420            6,159            11,273
    Foreign                               59,445           37,901            27,210
                                        --------         --------          --------
      Total current                       91,700           81,783            74,120
  Deferred:
    United States federal                 (5,122)         (13,507)           12,105
    State                                  5,477            2,515             1,300
    Foreign                               (4,500)          (3,623)           (5,966)
                                        --------         --------          --------
      Total deferred                      (4,145)         (14,615)            7,439
                                        --------         --------          --------
Provision for
  income taxes                          $ 87,555         $ 67,168          $ 81,559
                                        ========         ========          ========


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                      Years Ended June 30,
                                        -------------------------------------------
(In thousands)                              1994             1993              1992
                                        --------         --------          --------
Deferred tax assets:
  Inventory valuation and
    reserves                            $ 40,745         $ 33,527          $ 37,612
  Reserves and
    other accrued expenses                48,155           42,483            31,234
  Net undistributed profits of
    subsidiaries and foreign
    loss carryforwards                        --           27,127            36,376
  Fixed asset basis differences           30,309           23,085            22,784
  Compensation not currently
    deductible                            24,122           18,878            12,503
  Research and development
    credit carryover                      16,119               --                --
  Other                                   14,279           11,455            11,951
                                        --------         --------          --------
Gross deferred tax assets                173,729          156,555           152,460
Valuation allowance                           --           (6,274)          (10,248)
                                        --------         --------          --------
Deferred tax assets                      173,729          150,281           142,212
Deferred tax liabilities :
  Net undistributed profits
    of subsidiaries                      (21,690)              --                --
  Other                                   (5,146)          (7,533)          (14,079)
                                        --------         --------          --------
Deferred tax liabilities                 (26,836)          (7,533)          (14,079)
                                        --------         --------          --------
Net deferred tax assets                 $146,893         $142,748          $128,133
                                        ========         ========          ========

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the differences are as follows:

                                                      Years Ended June 30,
                                       --------------------------------------------
(In thousands)                            1994              1993               1992
                                       -------           -------            -------
Expected tax at 35% for 1994,
  34% for 1993 and 1992                $99,183           $76,124            $86,656
State income taxes,
  net of federal tax benefit             6,350             5,725              8,298
Research and development
  tax credits                           (4,250)               --             (6,674)
Foreign Sales Corporation               (2,302)           (2,921)            (7,797)
Foreign earnings taxed at
  higher (lower) rates                      --              (550)             2,711
Tax advantaged investments              (5,502)           (5,957)            (5,344)
Utilization of foreign losses           (5,579)           (3,974)               229
Other                                     (345)           (1,279)             3,480
                                       -------           -------            -------
Provision for income taxes             $87,555           $67,168            $81,559
                                       =======           =======            =======



The current federal and state provisions do not reflect the tax savings resulting from deductions associated with the Company's various stock option plans. These savings (in thousands) were $6,455, $18,451 and $18,000 in fiscal 1994, 1993 and 1992, respectively, and were credited to stockholders' equity.

4. COMMITMENTS

The Company leases certain facilities and equipment under noncancelable operating leases. The future minimum annual lease payments are approximately $90 million, $67 million, $57 million, $44 million and $35 million for fiscal years 1995, 1996, 1997, 1998 and 1999, respectively, and approximately $61 million in total for years following fiscal 1999. In connection with certain of its facilities leases, the Company has residual value guarantees of approximately $114 million at the end of the respective lease terms in fiscal 1999. Rent expense under noncancelable operating leases was $102 million in fiscal 1994 and $98 million in both fiscal 1993 and 1992. The Company has commitments to acquire, for cash, approximately $80 million of property, plant and equipment in fiscal 1995.

5. STOCKHOLDERS' EQUITY

COMMON STOCK

In April 1989, the Company's Board of Directors approved a plan, as amended, to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, the Board of Directors declared a dividend distribution of a common share purchase right (a "Right") on each share of the Company's common stock (a "Common Share") outstanding on May 26, 1989 and each Common Share issued thereafter (subject to certain limitations). Upon becoming exercisable, each Right will entitle its holder to purchase one Common Share at an exercise price of $100, subject to adjustment. The Rights are not exercisable or transferable apart from the Common Shares unless certain events occur, including a public announcement that a person or group (an "Acquiring Person") has acquired or obtained the right to acquire 10% or more of the outstanding Common Shares or until the commencement or announcement of an intention to make a tender or exchange offer for 30% or more of the outstanding Common Shares. Unless the Rights are redeemed, in the event that an Acquiring Person acquires 10% or more of the outstanding Common Shares (other than pursuant to a tender offer deemed fair by the Company's Board of Directors), each Right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of Common Shares having a market value equal to two times the exercise price. In the event that (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the Common Shares are exchanged for stock or assets of another entity or (ii) 50% or more of the Company's consolidated assets or earning power are sold, each Right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price. The Rights are redeemable, in whole but not in part, at the Company's option, at $0.01 per Right at any time prior to becoming exercisable and in certain other circumstances. The Rights expire on May 25, 1999.

STOCK OPTION AND INCENTIVE PLANS

The Company's 1990 Long-Term Equity Incentive Plan ("1990 Incentive Plan") and other employee stock option plans provide the Board of Directors broad discretion in creating employee equity incentives and authorize it to grant incentive and nonstatutory stock options as well as certain other awards. In addition, these plans provide for issuance to eligible employees of incentive and nonstatutory stock options to purchase common stock at or below fair market value at date of grant. Options expire up to ten years from the date of grant or up to three months following termination of employment or service on the Board, whichever occurs earlier, and are exercisable at specified times prior to such expiration. Under the 1990 Incentive Plan, common stock may also be issued pursuant to stock purchase agreements that grant Sun certain rights to repurchase the shares at their original issue price in the event that the employment of the employee is terminated prior to certain predetermined vesting dates. The above described plans provide that shares of common stock may be sold at less than fair market value, which results in compensation expense to Sun equal to the difference between the fair market value on the date of grant and the purchase price. This expense, which has been immaterial, is recognized over the vesting period of the shares. Sun's 1988 Directors' Stock Option Plan provides for the automatic grant of stock options to non- employee directors at each annual meeting of stockholders and on the date each such person becomes a director. These options are granted at fair market value on the date of grant and have a term of five years.

Information with respect to stock option and stock purchase rights activity is as follows:

                                              Outstanding Options/Rights
                                    -----------------------------------------------
                                       Shares
(In thousands,                      Available          Number
except per share amounts)           for Grant       of Shares       Price per Share
                                    ---------       ---------      ----------------
Balances at June 30, 1991              8,393         12,468        $0.00067-$37.00
Grants                                (1,611)         1,611        $22.875-$34.125
Exercises                                 --         (1,985)       $0.01-$33.00
Cancellations                            159           (813)       $0.01-$33.00
                                      ------         ------        ----------------
Balances at June 30, 1992              6,941         11,281        $0.00067-$37.00
Grants                                (2,552)         2,552        $0.00067-$34.375
Exercises                                 --         (2,962)       $0.00067-$34.125
Cancellations                            286           (541)       $8.00-$34.125
                                      ------         ------        ----------------
Balances at June 30, 1993              4,675         10,330        $0.00067-$37.00
Additional shares reserved               200             --                      --
Grants                                (5,165)         5,165        $0.00067-$27.625
Exercises                                 --         (1,141)       $0.00067-$28.625
Cancellations                            833           (930)       $0.01-$34.375
                                      ------         ------        ----------------
Balances at June 30, 1994                543         13,424        $0.00067-$37.00
                                      ======         ======        ================

At June 30, 1994 options to purchase approximately 4,692,000 shares were exercisable at prices from $0.00067 to $37.00 with an aggregate exercise price of $108,094,000 (4,119,000 shares at an aggregate price of $88,253,000 at June 30, 1993). At June 30, 1994, the Company retains repurchase rights to 58,500 shares issued pursuant to stock purchase agreements. Pursuant to the Restricted Stock Plan, which expired in fiscal 1992, the Company retains repurchase rights to approximately 266,000 shares.

EMPLOYEE STOCK PURCHASE PLANS

To provide employees with an opportunity to purchase common stock of Sun through payroll deductions, Sun established the 1990 Employee Stock Purchase Plan. Under this plan, Sun's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85% of fair market value at either the date of enrollment or the date of purchase. Pursuant to this plan, and the Company's 1984 Employee Stock Purchase Plan (which terminated in August
1992), the Company issued approximately 1,875,000, 1,749,000 and 1,836,000 shares of common stock in fiscal 1994, 1993 and 1992, respectively. At June 30, 1994, approximately 2,273,000 shares remain available for future issuance.

COMMON STOCK REPURCHASE PROGRAMS

In December 1990, the Board of Directors approved systematic common stock repurchase programs related to each of the 1990 Incentive Plan and 1990 Employee Stock Purchase Plan. In fiscal 1994, the Company repurchased 1,396,803 shares at a cost of approximately $34,355,000 under these programs (275,874 shares at a cost of approximately $7,495,000 in 1993).

In June 1992, the Board of Directors approved a plan to repurchase up to 7.5 million shares of the Company's common stock during fiscal 1993. Repurchases under this program were completed in May 1993 at a cost of approximately $202,675,000. In June 1993, the Board of Directors approved a plan to repurchase up to 10 million shares of the Company's common stock. Repurchases under this program were completed in November 1993 at a total cost of approximately $264,786,000.

When treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance is charged to retained earnings.

6. INDUSTRY SEGMENT, GEOGRAPHIC AND

   CUSTOMER INFORMATION

Sun, which operates in a single industry segment, designs, manufactures, markets and services client-server computing solutions that feature networked workstations and servers. No customer accounted for 10% or more of net revenues in fiscal 1994, 1993 or 1992. Operations of Sun's overseas subsidiaries consist of sales, service, distribution and manufacturing.

Rest of World consists primarily of Japan. Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions. In addition, United States export sales approximated 3.3%, 2.5% and 1.1% of net revenues during fiscal 1994, 1993 and 1992, respectively.

Information regarding geographic areas at June 30, 1994, 1993 and 1992, and for each of the years then ended, is as follows:

                                                                Geographic Area
                                                   ----------------------------------------
                                                       United                       Rest of
(In thousands)                                         States         Europe          World     Eliminations          Total
                                                   ----------     ----------     ----------     -----------      ----------
June 30, 1994 and for the year then ended:
Sales to unaffiliated customers                    $2,483,166     $1,171,177     $1,035,549     $        --      $4,689,892
Intercompany transfers                                968,675        809,331         43,392      (1,821,398)            --
                                                   ----------     ----------     ----------     -----------      ----------
Net revenues                                       $3,451,841     $1,980,508     $1,078,941     $(1,821,398)     $4,689,892
                                                   ==========     ==========     ==========     ===========      ==========
Operating income                                   $   45,788     $  157,123     $   64,339     $    10,017      $ 277,267
                                                   ==========     ==========     ==========     ===========      ==========
Identifiable assets                                $2,831,238     $  964,373     $  522,355     $(1,419,974)     $2,897,992
                                                   ==========     ==========     ==========     ===========      ==========
Liabilities                                        $1,408,070     $  736,445     $  432,280     $(1,307,126)     $1,269,669
                                                   ==========     ==========     ==========     ===========      ==========

June 30, 1993 and for the year then ended:
Sales to unaffiliated customers                    $2,320,998     $1,099,315     $  888,293     $        --      $4,308,606
Intercompany transfers                              1,162,671        878,516         24,277      (2,065,464)            --
                                                   ----------     ----------     ----------     -----------      ----------
Net revenues                                       $3,483,669     $1,977,831     $  912,570     $(2,065,464)     $4,308,606
                                                   ==========     ==========     ==========     ===========      ==========
Operating income                                   $  113,543     $   41,123     $   43,747     $    42,027      $ 240,440
                                                   ==========     ==========     ==========     ===========      ==========
Identifiable assets                                $2,723,847     $  775,022     $  412,067     $(1,143,307)     $2,767,629
                                                   ==========     ==========     ==========     ===========      ==========
Liabilities                                        $1,096,486     $  693,555     $  355,217     $(1,020,412)     $1,124,846
                                                   ==========     ==========     ==========     ===========      ==========

June 30, 1992 and for the year then ended:
Sales to unaffiliated customers                    $1,783,097     $1,007,406     $  798,382     $        --      $3,588,885
Intercompany transfers                              1,744,141        140,873         11,269      (1,896,283)            --
                                                   ----------     ----------     ----------     -----------      ----------
Net revenues                                       $3,527,238     $1,148,279     $  809,651     $(1,896,283)     $3,588,885
                                                   ==========     ==========     ==========     ===========      ==========
Operating income                                   $  194,130     $   14,354     $   10,564     $    42,005      $ 261,053
                                                   ==========     ==========     ==========     ===========      ==========
Identifiable assets                                $2,554,909     $  413,103     $  331,988     $  (628,374)     $2,671,626
                                                   ==========     ==========     ==========     ===========      ==========
Liabilities                                        $1,005,613     $  346,002     $  283,264     $  (448,335)     $1,186,544
                                                   ==========     ==========     ==========     ===========      ==========

7. CONTINGENCIES

In March 1990, Sun received a letter from Texas Instruments Incorporated ("TI") alleging that a substantial number of Sun's products infringe certain of TI's patents. Based on initial discussions with TI, Sun believes that it will be able to negotiate a license agreement with TI and that the outcome of this matter will not have a material adverse impact on Sun's financial position.

In the normal course of business, the Company receives and makes inquiries with regard to other possible patent infringement. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements.

In February 1993, the Company agreed to settle two class action lawsuits brought by stockholders against the Company and certain of its officers and former officers in the United States District Court for the Northern District of California relating to the results of operations for the fourth quarter of fiscal 1989 and the first quarter of fiscal 1991. In May and June of 1993, the court approved the settlement of these lawsuits. The combined settlement amount of these claims was $30 million, of which half was covered by insurance. The case relating to the fourth quarter of 1989 was settled for $25 million and the case relating to the first quarter of fiscal 1991 was settled for $5 million. The Company recorded a charge to earnings for its second quarter ended December 27, 1992 of $15 million, or $.10 per share, for its portion of the aggregate settlement.

In May 1993, the Company agreed to settle two derivative complaints brought by stockholders against certain current and former officers and directors of the Company in the United States District Court for the Northern District of California relating to, among other things, claims of misconduct in connection with the litigation referenced in the preceding paragraph and the settlements thereof and claims of insider trading. The terms of the settlement of these lawsuits, as approved by the court, include certain changes made by Sun in its internal insider trading policies and the payment by Sun of $1.45 million in fees and expenses to the derivative plaintiff's attorneys.

8. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)                          Fiscal 1994 Quarter Ended
                                            --------------------------------------------------------------------
                                               June 30            March 27         December 26      September 26
                                            ----------          ----------         -----------      ------------
Net revenues                                $1,402,736          $1,195,997          $1,130,678          $960,481
Gross margin                                   561,293             511,700             471,873           392,508
Operating income                               111,418              84,757              65,552            15,540
Net income                                      77,913              57,481              43,824            16,606
Net income per share                        $     0.82          $     0.60          $     0.46          $   0.16

                                                                  Fiscal 1993 Quarter Ended
                                            --------------------------------------------------------------------
                                               June 30            March 28         December 27      September 25
                                            ----------          ----------         -----------      ------------
Net revenues                                $1,260,516          $1,141,342          $1,050,809          $855,939
Gross margin                                   532,393             458,653             431,614           367,634
Operating income                               108,196              71,758              51,615             8,871
Net income                                      76,137              51,663              24,095             4,831
Net income per share                         $    0.72          $     0.47          $     0.23          $   0.05

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
SUN MICROSYSTEMS, INC.

  We have audited the accompanying consolidated balance sheets of Sun Microsystems, Inc., as of June 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Microsystems, Inc., at June 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.



                                                              ERNST & YOUNG LLP

Palo Alto, California
July 20, 1994

CORPORATE INFORMATION

BOARD OF DIRECTORS

SCOTT G. MCNEALY
    Chairman of the Board of Directors, President and Chief Executive Officer, Sun Microsystems, Inc.

L. JOHN DOERR
    General Partner, Kleiner Perkins Caufield & Byers

WILLIAM RANDOLPH HEARST III
    Editor and Publisher, San Francisco Examiner

ROBERT L. LONG
    Management Consultant

M. KENNETH OSHMAN
    Chairman, President and Chief Executive Officer, Echelon Corporation

A. MICHAEL SPENCE
    Dean, Graduate School of Business,
    Stanford University

OFFICERS

SCOTT G. MCNEALY
    Chairman of the Board of Directors, President and Chief Executive Officer, Sun Microsystems, Inc.

KENNETH M. ALVARES
    Vice President, Human Resources,
    Sun Microsystems, Inc.

RICHARD B. BARKER
    Vice President and Corporate Treasurer,
    Sun Microsystems, Inc.

PATRICK J. DEAGMAN
    Vice President, Finance, Information Resources and Operations, SunSoft, Inc.

LAWRENCE W. HAMBLY
    President, SunService

MASOOD A. JABBAR
    Vice President, Finance and Chief Financial Officer,
    Sun Microsystems Computer Company

WILLIAM N. JOY
    Vice President, Research and Development,
    Sun Microsystems, Inc.

MICHAEL E. LEHMAN
    Vice President, Chief Financial Officer,
    Sun Microsystems, Inc.

WILLIAM G. MARR
    Vice President, North American and
    Australian Field Operations,
    Sun Microsystems Computer Company

MICHAEL H. MORRIS
    Vice President, General Counsel and
    Corporate Secretary, Sun Microsystems, Inc.

RAJESH H. PAREKH
    Vice President, Engineering,
    Sun Microsystems Computer Company

WILLIAM J. RADUCHEL
    Vice President, Corporate Planning and Development and Chief Information Officer, Sun Microsystems, Inc.

GEORGE REYES
    Vice President, Corporate Controller,
    Sun Microsystems, Inc.

JOSEPH P. ROEBUCK
    Vice President, Worldwide Field Operations,
    Sun Microsystems Computer Company

J. PHILLIP SAMPER
    President, Sun Microsystems Computer Company

ERIC E. SCHMIDT
    Vice President, Chief Technology Officer,
    Sun Microsystems, Inc.

JOHN C. SHOEMAKER
    Vice President, Worldwide Operations,
    Sun Microsystems Computer Company

CHESTER J. SILVESTRI
    President, SPARC Technology Business

DOROTHY A. TERRELL
    President, SunExpress, Inc.

KEVIN J. F. WALSH
    Vice President, Finance and Planning,
    Worldwide Operations, Sun Microsystems Computer Company

EDWARD J. ZANDER
    President, SunSoft, Inc.

STOCK TRADING

  PRICE RANGE OF COMMON STOCK ($)                                           TRADING VOLUME
                                                                                (Shares in
                                          High         Low         Close        thousands)
                                         -----        -----        -----        ---------
  Fiscal year ended June 30, 1994:
    First quarter                        31.25        24.63        26.38            1,509
    Second quarter                       29.00        21.13        28.63            1,456
    Third quarter                        31.38        24.00        27.50            1,323
    Fourth quarter                       27.75        18.25        20.63            1,377
  Fiscal year ended June 30, 1993:
    First quarter                        32.50        24.63        30.75            1,397
    Second quarter                       36.13        26.38        32.00            1,687
    Third quarter                        41.00        27.50        28.63            1,840
    Fourth quarter                       32.63        25.00        29.63            1,618

ABOUT SUN
MANUFACTURING
  2 countries

International R&D
  6 countries

INTERNATIONAL SALES, SERVICE
AND SUPPORT

  Approximately 29 countries

INTERNATIONAL DISTRIBUTORS
  Approximately 100 countries

STOCK SYMBOL:
  SUNW

STOCK MARKET:
  The Company's stock trades on the NASDAQ
  National Market System

INFORMATION REQUESTS
For annual reports and Form 10-K (available without charge), questions about Sun operations, recent results or historical performance, please contact:

  Investor Relations, Sun Microsystems Inc.
  2550 Garcia Avenue, Mail Stop PAL1-207
  Mountain View, CA 94043
  Phone: (415) 336-6299 or (800) 801-SUNW
  Fax: (415) 336-0646

To receive faxed information such as earnings announcements, press releases, historical financial results and product data sheets, please call:
(800) FAX-SUNW

If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership or other stock account matters, please contact Sun's stock transfer agent:

  Bank of Boston, Shareholder Services
  Box 644, Mail Stop 45-02-09
  Boston, MA 02102-0644
  Phone: (617) 575-2900

Sun has not declared cash dividends and presently intends to continue this policy. Sun's principalcredit agreements restrict the payment of cashdividends without the consent of its lenders.

(C)1994 Sun Microsystems, Inc. All Rights Reserved. Sun, Sun Microsystems, SunSoft, SunService, SunExpress, the logos for these respective companies, Solaris, SunNet Manager, NFS, The Network Is The Computer and Voyager are trademarks, registered trademarks or service marks of Sun Microsystems, Inc. All SPARC trademarks, including SuperSPARC and the SCD Compliant logo, are trademarks or registered trademarks of SPARC International, Inc. SPARCstation, SPARCstorage, SPARCserver, SPARCcenter, UltraSPARC and microSPARC are licensed exclusively to Sun Microsystems, Inc. Products bearing SPARC trademarks are based upon an architecture developed by Sun Microsystems, Inc. UNIX is a registered trademark in the United States and other countries, exclusively licensed through X/Open Company, Ltd. All other product or service names mentioned herein are trademarks of their respective owners.

[Picture]
Using the popular Mosaic network browsing tool, readers can view an interactive version of this annual report on the Internet.

SUN ON THE INTERNET
 An electronic, interactive version of this annual report is available on the Internet, using NCSA Mosaic.* Related subject matter is linked through hypertext, which allows the reader to peruse thematic material simply by pointing and clicking the mouse button on the computer. Sun's "home page," an electronic storefront, allows users to browse through everything from product information to technical white papers. There are approximately 40,000 accesses of the Sun pages each day.

 According to many observers, the Internet is the closest equivalent to the "information highway" about which so much is being written. From its beginnings, Sun has relied on the Internet as a key information tool at the same time that Sun technology has played a prominent role in the development of the Internet. Sun has underwritten many important development projects related to the Internet and has been a pioneer in establishing the "net" as a free research database resource. Sun's extensive work -- past, present and future -- in realizing the promise of this information highway reflects the Company's commitment to open, global networking.

 To locate Sun's home page through Mosaic, use the URL (uniform resource locator) http://www.sun.com.

* Mosaic was developed by the National Center for Supercomputing Applications
  (NCSA), located at the University of Illinois at Urbana-Champaign.