Form 10-K, Exhibit 13
period 1996-06-30
SUN MICROSYSTEMS INC
filed 1996-09-26
CIK 709519

Historical financial review of Sun Microsystems



Summary Consolidated Statements of Income                                                                       Years Ended June 30,

                                                       1996              1995              1994              1993               1992
                                            ----------------------------------------------------------------------------------------
                                            Dollars       %   Dollars       %   Dollars       %   Dollars       %   Dollars       %
===================================================================================================================================
Net revenues                                 $7,095   100.0    $5,902   100.0    $4,690   100.0    $4,309   100.0    $3,589   100.0
- -----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales                                3,972    56.0     3,399    57.6     2,753    58.7     2,518    58.4     1,963    54.7
 Research and development                       657     9.3       563     9.5       500    10.7       445    10.3       382    10.6
 Selling, general and administrative          1,733    24.4     1,440    24.4     1,160    24.7     1,105    25.7       983    27.4
 Nonrecurring charges                            58      .8        --      --        --      --        --      --        --      --
Total costs and expenses                      6,420    90.5     5,402    91.5     4,413    94.1     4,068    94.4     3,328    92.7
- -----------------------------------------------------------------------------------------------------------------------------------
Operating income                                675     9.5       500     8.5       277     5.9       241     5.6       261     7.3
Interest income (expense), net                   34      .5        23     0.4         6     0.1        (2)     --        (6)   (0.2)
Litigation settlement                            --      --        --      --        --      --       (15)   (0.4)      --      --
Income before income taxes                      709    10.0       523     8.9       283     6.0       224     5.2       255     7.1
Provision for income taxes                      232     3.3       167     2.9        87     1.8        67     1.6        82     2.3
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                   $  477     6.7    $  356     6.0    $  196     4.2    $  157     3.6    $  173     4.8
Net income per share                         $ 2.42            $ 1.81            $ 1.01            $ 0.74            $ 0.86
- -----------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common-
 equivalent shares outstanding                  197               197               194               210               203
===================================================================================================================================


Summary Consolidated Statements of Income                                                                       Years Ended June 30,

                                                1991            1990            1989            1988            1987            1986
                                      ---------------------------------------------------------------------------------------------
                                      Dollars      %  Dollars      %  Dollars      %  Dollars      %  Dollars      %  Dollars     %
===================================================================================================================================
Net revenues                           $3,221  100.0   $2,466  100.0   $1,765  100.0   $1,052  100.0    $ 538  100.0   $ 210  100.0
- -----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales                          1,758   54.6    1,399   56.7    1,010   57.2      551   52.3      273   50.7     102   48.5
 Research and development                 356   11.1      302   12.2      234   13.3      140   13.3       70   13.0      31   14.8
 Selling, general and administrative      812   25.2      588   23.9      433   24.5      250   23.8      127   23.6      57   27.3
 Nonrecurring charges                      --     --       --     --       --     --       --     --       --     --      --     --
Total costs and expenses                2,926   90.9    2,289   92.8    1,677   95.0      941   89.4      470   87.3     190   90.6
- -----------------------------------------------------------------------------------------------------------------------------------
Operating income                          295    9.1      177    7.2       88    5.0      111   10.6       68   12.7      20    9.4
Interest income (expense), net            (11)  (0.3)     (23)  (0.9)     (10)  (0.6)      --   (0.1)       1    0.2      --    0.2
Litigation settlement                      --     --       --     --       --     --       --     --       --     --      --     --
Income before income taxes                284    8.8      154    6.3       78    4.4      111   10.5       69   12.9      20    9.6
Provision for income taxes                 94    2.9       43    1.8       17    1.0       45    4.2       33    6.1       9    4.3
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                             $  190    5.9   $  111    4.5   $   61    3.4   $   66    6.3    $  36    6.8   $  11    5.3
Net income per share                   $ 0.93          $ 0.61          $ 0.38          $ 0.44           $0.28          $0.20
- -----------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common-
 equivalent shares outstanding            206             189             170             156             135           106
===================================================================================================================================

                                                                     13

Operating and Capitalization Data                                                                              Years Ended June 30,

                                                             1996         1995         1994         1993         1992         1991
===================================================================================================================================
Total assets (millions)                                  $  3,801     $  3,545     $  2,898     $  2,768     $  2,672     $  2,326
- -----------------------------------------------------------------------------------------------------------------------------------
Long-term debt and other obligations (millions)          $     60     $     91     $    122     $    178     $    348     $    401
- -----------------------------------------------------------------------------------------------------------------------------------
Current ratio                                                 2.0          2.2          2.0          2.4          2.6          2.5
- -----------------------------------------------------------------------------------------------------------------------------------
Long-term debt-to-equity ratio                              0.018        0.039        0.075         0.11         0.23         0.33
- -----------------------------------------------------------------------------------------------------------------------------------
Return on average equity                                       22%          19%          12%          10%          13%          18%
- -----------------------------------------------------------------------------------------------------------------------------------
Return on average capital                                      23%          18%          12%           9%          10%          13%
- -----------------------------------------------------------------------------------------------------------------------------------
Return on average assets                                       13%          11%           7%           6%           7%           9%
- -----------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                    33.0%        32.0%        33.0%        30.0%        32.0%        33.0%
- -----------------------------------------------------------------------------------------------------------------------------------
Average shares and equivalents (thousands)                196,690      196,850      193,528      210,250      203,280      206,134
- -----------------------------------------------------------------------------------------------------------------------------------
Book value per outstanding share                         $  12.14     $  10.78     $   8.68     $   8.05     $   7.43     $   6.29
===================================================================================================================================


Operating and Capitalization Data                                                           Years Ended June 30,

                                                       1990         1989         1988         1987         1986
================================================================================================================
Total assets (millions)                            $  1,779     $  1,269     $    757     $    524     $    182
- ----------------------------------------------------------------------------------------------------------------
Long-term debt and other obligations (millions)    $    359     $    145     $    127     $    128     $      7
- ----------------------------------------------------------------------------------------------------------------
Current ratio                                           2.6          1.9          2.1          2.6          1.9
- ----------------------------------------------------------------------------------------------------------------
Long-term debt-to-equity ratio                         0.39         0.22         0.34         0.53         0.04
- ----------------------------------------------------------------------------------------------------------------
Return on average equity                                 14%          12%          22%          21%          14%
- ----------------------------------------------------------------------------------------------------------------
Return on average capital                                11%           9%          15%          15%          13%
- ----------------------------------------------------------------------------------------------------------------
Return on average assets                                  7%           6%          10%          10%           8%
- ----------------------------------------------------------------------------------------------------------------
Effective income tax rate                              28.0%        22.0%        40.0%        47.5%        44.6%
- ----------------------------------------------------------------------------------------------------------------
Average shares and equivalents (thousands)          188,738      170,332      155,760      134,696      106,480
- ----------------------------------------------------------------------------------------------------------------
Book value per outstanding share                   $   5.01     $   3.94     $   2.56     $   1.79     $   0.98
================================================================================================================

Management's discussion and analysis of financial condition and results of operations


The following table sets forth items from Suns Consolidated Statements
of Income as a percentage of net revenues:                                Years
                                                                          Ended
                                                                        June 30,
                                                   1996        1995        1994
================================================================================
Net revenues                                      100.0%      100.0%      100.0%
Cost of sales                                      56.0        57.6        58.7
- --------------------------------------------------------------------------------
Gross margin                                       44.0        42.4        41.3
Research and development                            9.3         9.5        10.7
Selling, general and administrative                24.4        24.4        24.7
Nonrecurring charges                                 .8          --          --
- --------------------------------------------------------------------------------
Operating income                                    9.5         8.5         5.9
Interest income, net                                0.5         0.4         0.1
- --------------------------------------------------------------------------------
Income before income taxes                         10.0         8.9         6.0
Provision for income taxes                          3.3         2.9         1.8
- --------------------------------------------------------------------------------
Net income                                          6.7%        6.0%        4.2%
================================================================================


Results of operations

Net revenues

Sun's net revenues increased $1,193 million, or 20%, to $7,095 million in fiscal 1996, compared with an increase of $1,212 million, or 26%, in fiscal 1995. The increase in net revenues in fiscal 1996 was due in part to the strong demand experienced by Sun throughout the fiscal year for its richly configured servers, specifically the SPARCserver(TM) 1000, SPARCcenter(TM) 2000, and UltraSPARC servers, and high-end desktop systems. In addition, approximately half of the increase in net revenues resulted from sales of memory, storage options, and accessories shipped to new customers purchasing more richly configured systems and to installed-based customers. Revenues from other Sun businesses, including service, aftermarketing, microprocessors, and software, in total remained relatively unchanged as a percentage of net revenues but increased 25% in dollars during fiscal 1996. The increase in net revenues in fiscal 1995 over fiscal 1994 was primarily attributable to increases in richly configured desktop systems and high-performance server shipments, and higher revenues from sales of memory, storage options, and accessories.

In fiscal 1996 and fiscal 1995, domestic net revenues grew by 19% and 25%, respectively, while international net revenues (including United States exports) grew 21% and 26%, respectively. European net revenues increased 19% in fiscal 1996, primarily due to continued market acceptance of Sun's network computing products and services in central and northern Europe, principally Germany, the United Kingdom, and Italy. Japan net revenues increased 14% for fiscal 1996, compared to 18% in fiscal 1995. Net revenues in the Rest of World increased by 34% in fiscal 1996, primarily due to expanding markets in Korea and Taiwan. Revenues from international operations represented 51% of total net revenues in fiscal 1996, 1995, and 1994.

The impact of currency fluctuations on net revenues and operating results cannot be precisely measured because the Company's product mix and pricing change over time in various markets, partially in response to currency movements. Further, the Company procures inventory and its international operations incur expenses in local currencies, providing a degree of natural hedge of local currency denominated revenues. As such, the financial effects of fluctuations in the dollar values of foreign currencies frequently mitigate or tend to offset each other on a consolidated basis. The Company generally manages currency exposure through the use of simple, short-term forward exchange and currency option contracts, the objective of which is to minimize the impact of currency fluctuations on the results of operations. See "Other Financial
Instruments" in Note 1 and Note 3 of the "Notes to Consolidated Financial Statements" for more details. Compared with fiscal 1995, the dollar in fiscal 1996 has remained relatively unchanged against most major European currencies and strengthened against the Japanese yen. Management has estimated that the net impact of currency fluctuations on operating results was not significant in any of the fiscal years in the three-year period ended June 30, 1996.

Gross margin

Gross margin was 44.0% for fiscal 1996, compared with 42.4% and 41.3% for fiscal 1995 and 1994, respectively. Increased revenues from memory, storage options, accessories, and more richly configured, higher margin servers and desktop systems accounted for a majority of the net increase in gross margin for fiscal 1996. The increase also resulted partly from the aggregate effect of revenue increases in Sun's service, as well as aftermarketing, microprocessor, and software businesses.

The factors  described  above  resulted in a favorable  impact on gross  margin.
Because Sun operates in a highly competitive industry characterized by increasingly aggressive pricing, systems repricing actions may be initiated in the future, which would result in downward pressure on gross margin. Future operating results will depend in part on the Company's ability to mitigate this margin pressure by maintaining a favorable mix of system, software, service, and other revenues and by achieving component cost reductions and operating efficiencies.

The increase in gross margin in fiscal 1995 from fiscal 1994 reflected increased revenues from higher margin servers and desktop systems.

Research and development

Research and development (R&D) expenses increased $94.2 million, or 16.7%, in fiscal 1996 to $657 million, compared with an increase of $63.1 million, or 12.6%, in fiscal 1995. As a percentage of net revenues, R&D expenses were 9.3%, 9.5%, and 10.7% in fiscal 1996, 1995, and 1994, respectively. R&D spending continued at a substantial level throughout the three-year period ended June 30, 1996, as the Company invested in specific projects in support of new software and hardware product introductions and continued development of the SPARC microprocessor product line, including the UltraSPARC family of processors based on a 64-bit architecture (referred to hereafter as UltraSPARC). Approximately half of the dollar increase in R&D expenses in fiscal 1996 reflects increased compensation expense associated with increased staffing. The remaining increase in dollar amount of such expenses is due to Sun's development of UltraSPARC systems and the Company's continuing emphasis on technological advancement for both hardware and software products, as well as microprocessor technologies. The decrease as a percentage of net revenues is primarily due to the increase in revenues in fiscal 1996. Sun continues to believe that the market for its products is characterized by rapid rates of technological advancement for systems and software products, as well as microprocessor technologies. To maintain its competitive position in the industry, the Company expects to continue to invest significant resources in new systems, software, and microprocessor development, as well as in enhancements to existing products.

Selling,  general and administrative

Selling, general and administrative (SG&A) expenses increased $293 million, or 20.4%, in fiscal 1996 to $1,733 million, compared with an increase of $279.2 million, or 24%, in fiscal 1995. As a percentage of net revenues, these expenses were 24.4% in fiscal 1996 and 1995, and 24.7% in 1994. Approximately half of the dollar increase in fiscal 1996 is attributable to increased marketing costs related to new product introductions and other promotional programs, and an increase in marketing and sales headcount.

The dollar increase also reflects investments aimed at improving Sun's own business processes. The dollar increase in fiscal 1995 resulted primarily from increased incentive compensation and investments in demand-creation programs. The decrease as a percentage of net revenues in fiscal 1996 reflects, in part, the increase in revenues and the Company's ongoing efforts to reduce certain SG&A expenses through improvements in business processes and cycle times. In fiscal 1997 the Company expects to continue to invest in efforts to achieve additional operating efficiencies through the continual review and improvements of business processes. In addition, the Company expects to continue to hire personnel to drive its demand-creation programs and service and support operations.

Nonrecurring  charges

Nonrecurring charges represent write-offs of purchased in-process research and development associated with the Company's acquisitions of Integrated Micro Products plc and its wholly owned subsidiaries, and Lighthouse Design, Ltd. See "Acquisitions" in Note 2 of the "Notes to Consolidated Financial Statements" for additional information.

Interest income (expense), net

Net interest income increased to $33.9 million in fiscal 1996, compared with $22.9 million and $6.1 million in fiscal 1995 and fiscal 1994, respectively. The growth in net interest income for fiscal 1996 was primarily the result of interest savings from reduced debt levels and an increase in the effective interest rate earned on investments. The increase in net interest income in fiscal 1995 was due primarily to higher earnings on a larger portfolio of cash. The Company enters into rate swap agreements as part of its overall strategy of managing its investments and financing arrangements. See "Other Financial Instruments" in Note 1 of the "Notes to Consolidated Financial Statements" for additional information.


Income taxes

The effective tax rate for fiscal 1996 was 32% before a $5.7 million tax charge resulting from a nonrecurring write-off of in-process research and development associated with the acquisition of Lighthouse Design, Ltd. The effective tax rate for fiscal 1995 was also 32%. The effective tax rate for fiscal 1994 was 33% before the one-time credit of $5.9 million resulting from the Omnibus Reconciliation Act of 1993. The decrease in fiscal 1995 compared with fiscal 1994 resulted from the increase in earnings of foreign subsidiaries permanently invested in foreign operations.

Future  Operating  Results

This following section of the report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties so that actual results may vary materially.

Management believes the Company has entered fiscal 1997 in strong financial condition and with a competitive offering of network computing products, including systems, software, microprocessor technologies, and services. The market for Sun's products and services is intensely competitive and subject to continuous, rapid technological change, short product life cycles, and frequent product performance improvements and price reductions. Due to the breadth of the Company's product lines and the scalability of its products and network computing model, Sun competes in many segments of the network computing market across a broad spectrum of customers. The Company expects the markets for its products and technologies, as well as its competitors within such markets, will continue to change as the rightsizing trend shifts customer buying patterns to network-based systems, which often employ solutions from multiple vendors. Competition in these markets will also continue to intensify as Sun and its competitors, principally Hewlett-Packard, International Business Machines, Digital Equipment Corporation, and Silicon Graphics, aggressively position themselves to benefit from this shifting of customer buying patterns and demand. The Company is also facing increasing competition from these competitors, as well as other systems manufacturers, such as Compaq Computer Corporation and Dell Computer Corporation, with respect to products based on microprocessors from Intel Corporation coupled with Windows NT operating system software from Microsoft Corporation. These products demonstrate the viability of certain networked personal computer solutions and have increased the competitive pressure, particularly in the Company's workstation and lower-end server product lines. Finally, the timing of introductions of new products and services by Sun's competitors may negatively impact the future operating results of the Company, particularly when occurring in periods leading up to the Company's introduction of its own enhanced products. The Company expects this pressure to continue and intensify in fiscal 1997. While many other technical, service, and support capabilities affect a customer's buying decision, the Company's future operating results will depend, in part, on its ability to compete with these technologies.

The Company's future operating results will depend to a considerable extent on its ability to rapidly and continuously develop, introduce, and deliver in quantity new systems, software, and service products, as well as new microprocessor technologies, that offer its customers enhanced performance at competitive prices. The development of new high-performance computer products, such as the Company's recent development of UltraSPARC, is a complex and uncertain process requiring high levels of innovation from the Company's designers and suppliers, as well as accurate anticipation of customer requirements and technological trends.

Sun introduced and began shipments of its new enhanced desktop systems based upon the UltraSPARC processors in the second quarter of fiscal 1996. In addition, enhanced server systems based on UltraSPARC were introduced in the fourth quarter of fiscal 1996. Future operating results will depend to a considerable extent on the Company's ability to rapidly and successfully complete the integration of UltraSPARC into the Company's workstation and server product lines. Once a hardware product is developed, the Company must rapidly bring such products to volume manufacturing, a process that requires accurate forecasting of volumes, mix of products and configurations, among other things in order to achieve acceptable yields and costs.

Accordingly, with the introduction of the Company's enhanced server systems introduced during fiscal 1996, future operating results will depend to a considerable extent on the Company's ability to closely manage these product introductions, as well as future product introductions, in order to minimize unfavorable patterns of customer orders, to reduce levels of older inventory, and to ensure that adequate supplies of new products can be delivered to meet customer demand. The ability of the Company to match supply and demand is further complicated by the Company's need to adjust prices to reflect changing competitive market conditions as well as the variability and timing of customer orders with respect to the Company's older products. As a result, the Company's operating results could be adversely affected if the Company is not able to correctly anticipate the level of demand for the mix of products. Because the Company is continuously engaged in this product development, introduction, and transition process, its operating results may be subject to considerable fluctuation, particularly when measured on a quarterly basis.

The Company is increasingly dependent on the ability of its suppliers to design, manufacture, and deliver advanced components required for the timely introduction of new products. The failure of any of these suppliers to deliver components on time or in sufficient quantities, or the failure of any of the Company's own designers to develop innovative products on a timely basis, could result in a significant adverse impact on the Company's operating results. The inability to secure enough components to build products, including new products, in the quantities and configurations required, or to produce, test, and deliver sufficient products to meet demand in a timely manner, would adversely affect the Company's net revenues and operating results.

To secure components for development, production, and introduction of new products, the Company frequently makes advanced payments to certain suppliers and often enters into noncancelable purchase commitments with vendors early in the design process. Due to the variability of material requirement specifications during the design process, the Company must closely manage material purchase commitments and respective delivery schedules. In the event of a delay or flaw in the design process, the Company's operating results could be adversely affected due to the Company's obligations to fulfill such noncancelable purchase commitments.

The Company uses many standard parts and components in its products and believes there are a number of competent vendors for most parts and components. However, a number of important components are developed by and purchased from single sources due to price, quality, technology, or other considerations. In some cases, those components are available only from single sources. In particular, the Company is dependent on Sony Corporation for various monitors and on Fujitsu Limited and Texas Instruments Incorporated for different implementations of SPARC microprocessors. Certain custom silicon parts are designed by and produced on a contractual basis for the Company. The process of substituting a new producer of such parts could adversely affect the Company's operating results. Some suppliers of certain components, including color monitors and custom silicon parts, require long lead times such that it can be difficult for the Company to plan inventory levels of components to consistently meet demand for the Company's products. Certain other components, especially memory integrated circuits such as DRAMs and VRAMs, have from time to time been subject to industry-wide shortages. Future shortages of components could negatively affect the Company's ability to match supply and demand, and therefore could adversely impact the Company's future operating results.

Generally, the computer systems sold by Sun, such as the UltraSPARC products, are the result of hardware and software development, such that delays in the software development can delay the ability of the Company to ship new hardware products. In addition, adoption of a new release of an operating system may require effort on the part of the customer and porting by software vendors providing applications. As a result, the timing of conversion to a new release is inherently unpredictable. Moreover, delays by customers in adopting a new release of an operating system can limit the acceptability of hardware products tied to that release. Such delays could adversely affect the future operating results of the Company.

Certain computer systems sold by Sun require a high level of service and support to be provided to the customer, and consequently, the customer's acceptance of such systems may be delayed in the event Sun does not provide a sufficient level of service. Such delays in customer acceptance could adversely affect the future operating results.

The Company's future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the volume, mix, and timing of orders received during a new period, the ability to develop, manufacture, and introduce new products, the timing of new product introductions, the availability of components, price erosion, and conditions in the computer hardware and software industries generally and in the general economy, such as recessionary periods, political instability, changes in trade policies, fluctuations in interest or currency exchange rates, and other competitive factors. Seasonality also affects the Company's operating results, particularly in the first quarter of each fiscal year. In addition, the Company's operating expenses are increasing as the Company continues to expand its operations, and future operating results will be adversely affected if revenues do not increase accordingly. Additionally, the Company plans to continue to evaluate and, when appropriate, make acquisitions of complementary technologies, products, or businesses. As part of this process, the Company will continue to evaluate the changing value of its assets and, when necessary, make adjustments thereto. While the Company cannot predict what effect these various factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance and stock price.

Liquidity and capital resources

During fiscal 1996, operating activities generated $688 million, compared with $637 million in fiscal 1995. Accounts receivable increased $160 million, or 15%, to $1,207 million, due primarily to a 23% increase in net revenues in the fourth quarter of fiscal 1996 as compared with the corresponding period of 1995, offset by higher collections. Other current and non-current assets increased $44 million, or 9%, to $524 million, due primarily to recording of the intangibles associated with the fiscal year 1996 acquisitions and the timing of payments for income and other taxes. Accrued payroll-related liabilities, accrued liabilities, and other increased $128 million, or 14%, due in part to increases in compensation, sales, and marketing costs. Accounts payable increased $17 million, or 6%, due in part to receipt of more inventory in the last few weeks of fiscal 1996 than received in the comparable period of fiscal 1995.

The Company's investing activities used $125 million of cash in fiscal 1996, a decrease of $550 million from the $675 million used in fiscal 1995. The decrease resulted primarily from the Company investing more of the fiscal 1996 net operating cash flow in cash equivalents and less in short-term investments. Additions to property, plant and equipment totaled $296 million, up $54 million, or 22%, from fiscal 1995 additions, primarily due to additions to support increased marketing and tradeshow programs, capital additions to support increased headcount, and additions to the Company's Menlo Park campus. The Company plans to purchase phases II and III of its Menlo Park campus for approximately $116 million during the second quarter of fiscal 1997.

Approximately $449 million of cash was used by financing activities in fiscal 1996, compared with $18 million provided in fiscal 1995. This change is primarily due to the repurchase of 17.2 million shares of the Company's common stock for $460 million in fiscal 1996. This planned repurchase of approximately 24 million shares of stock was approved by the Board of Directors in July 1995.

At June 30, 1996, the Company's primary sources of liquidity consisted of cash, cash equivalents, and short-term investments totaling $990 million; uncommitted lines of credit available to the Company's international subsidiaries totaling $561 million, of which $512 million was available; and a revolving credit facility with banks aggregating $300 million, all of which was available subject to compliance with certain covenants. The Company believes that the liquidity provided by existing cash and short-term investment balances and the borrowing arrangements described above will be sufficient to meet the Company's capital requirements for fiscal 1997. However, because the Company believes the level of financial resources is a significant competitive factor in its industry, it may choose at any time to raise additional capital through debt or equity financing to strengthen its financial position, facilitate growth, and provide the Company with additional flexibility to take advantage of business opportunities that may arise.

Consolidated statements of income                           Years Ended June 30,

(In thousands, except per share amounts)           1996        1995        1994
================================================================================
Net revenues                                 $7,094,751  $5,901,885  $4,689,892
Cost and expenses:
 Cost of sales                                3,972,028   3,399,010   2,752,518
 Research and development                       657,144     562,895     499,731
 Selling, general and administrative          1,732,667   1,439,624   1,160,376
 Nonrecurring charges                            57,900        --          --
- --------------------------------------------------------------------------------
Total costs and expenses                      6,419,739   5,401,529   4,412,625
- --------------------------------------------------------------------------------
Operating income                                675,012     500,356     277,267
Interest income                                  42,976      40,778      27,894
Interest expense                                 (9,114)    (17,836)    (21,782)
- --------------------------------------------------------------------------------
Income before income taxes                      708,874     523,298     283,379
Provision for income taxes                      232,486     167,456      87,555
- --------------------------------------------------------------------------------
Net income                                   $  476,388  $  355,842  $  195,824
- --------------------------------------------------------------------------------
Net income per common and
 common-equivalent share                     $     2.42  $     1.81  $     1.01
Common and common-equivalent shares used in
  the calculation of net income per share       196,690     196,850     193,528
================================================================================
See accompanying notes.

Consolidated balance sheets


                                                                     At June 30,
(In thousands, except share and per share amounts)          1996           1995
================================================================================
Assets
Current assets:
 Cash and cash equivalents                           $   528,854    $   413,869
 Short-term investments                                  460,743        814,151
 Accounts receivable, net of allowances of
   $100,730 in 1996 and $99,607 in 1995                1,206,612      1,041,804
 Inventories                                             460,914        319,672
 Deferred tax assets                                     177,554        172,833
 Other current assets                                    199,059        172,035
- --------------------------------------------------------------------------------
   Total current assets                                3,033,736      2,934,364
Property, plant and equipment:
 Machinery and equipment                                 928,361        715,619
 Furniture and fixtures                                   69,059         61,762
 Leasehold improvements                                   91,052         79,791
 Land and buildings                                      193,912        188,704
- --------------------------------------------------------------------------------
                                                       1,282,384      1,045,876
Accumulated depreciation and amortization               (748,535)      (616,871)
- --------------------------------------------------------------------------------
Net property, plant and equipment                        533,849        429,005
Other assets, net                                        233,324        181,184
- --------------------------------------------------------------------------------
                                                     $ 3,800,909    $ 3,544,553
================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
 Short-term borrowings                               $    49,161    $    50,786
 Accounts payable                                        325,067        303,995
 Accrued payroll-related liabilities                     282,778        255,698
 Accrued liabilities and other                           518,772        432,627
 Deferred service revenues                               140,157        106,176
 Income taxes payable                                    134,934        143,100
 Current portion of long-term debt                        38,400         38,400
- --------------------------------------------------------------------------------
   Total current liabilities                           1,489,269      1,330,782
Long-term debt and other obligations                      60,154         91,176
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $0.001 par value,
   10,000,000 shares authorized;
   no shares issued and outstanding                         --             --
 Common stock, $0.00067 par value,
   300,000,000 shares authorized;
   issued: 213,160,059 shares in 1996 and
   212,754,962 shares in 1995                                 72             72
 Additional paid-in capital                            1,164,349      1,089,478
 Retained earnings                                     1,662,355      1,205,483
 Treasury stock, at cost: 27,177,938 shares in
   1996 and 15,726,158 shares in 1995                   (596,910)      (206,067)
 Currency translation adjustment and other                21,620         33,629
- --------------------------------------------------------------------------------
Total stockholders' equity                             2,251,486      2,122,595
- --------------------------------------------------------------------------------
                                                     $ 3,800,909    $ 3,544,553
================================================================================
See accompanying notes

Consolidated statements of cash flows

Increase (decrease) in cash and cash equivalents                                         Years Ended June 30,

(In thousands)                                                            1996           1995           1994
============================================================================================================
Cash flow from operating activities:
 Net income                                                        $   476,388    $   355,842    $   195,824
 Adjustments to reconcile net income to operating cash flows:
  Depreciation and amortization                                        284,083        240,626        248,247
  Tax benefit of options exercised                                      53,000         20,837          9,088
  Other non-cash items                                                  68,358          2,482          5,122
  Net increase in receivables                                         (160,238)      (188,773)      (225,857)
  Net increase in inventories                                         (135,742)       (24,724)       (38,673)
  Net (decrease) increase in accounts payable                           17,275        (59,833)        93,388
  Net increase in other current and non-current assets                 (43,701)        (2,006)       (35,203)
  Net increase in other current and non-current liabilities            128,891        293,043        103,808
- ------------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                            688,314        637,494        355,744
- ------------------------------------------------------------------------------------------------------------
Cash flow from investing activities:
 Additions to property, plant and equipment                           (295,638)      (242,436)      (213,229)
 Acquisition of other assets                                           (83,889)       (68,089)      (115,199)
 Acquisition of short-term investments                              (1,301,798)    (3,470,614)    (2,799,408)
 Payment for IMP acquisition                                           (96,100)          --             --
 Maturities of short-term investments                                1,424,324      2,300,824      2,407,666
 Sales of short-term investments                                       228,377        804,862        252,736
- ------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                 (124,724)      (675,453)      (467,434)
- ------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
 Issuance of stock, net of employee repurchases                         59,554         79,613         19,243
 Acquisition of treasury stock                                        (522,336)       (36,107)      (294,427)
 Proceeds from employee stock purchase plans                            54,840         42,750         42,298
 Reduction of short-term borrowings, net                                (1,625)       (27,901)       (12,203)
 Reduction of long-term borrowings and other                           (39,038)       (40,464)       (38,123)
- ------------------------------------------------------------------------------------------------------------
Net cash (used by) provided from financing activities                 (448,605)        17,891       (283,212)
- ------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   114,985        (20,068)      (394,902)
- ------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                           413,869        433,937        828,839
- ------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                             $   528,854    $   413,869    $   433,937
- ------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest                                                         $    18,140    $    14,229    $   20,788
  Income taxes                                                     $   193,461    $   113,999    $   63,267
Supplemental schedule of non-cash investing and financing activities:
 The Company purchased all of the assets of Integrated
 Micro Products plc during fiscal year 1996. In conjunction
 with the acquisition, liabilities were assumed as follows:
  Fair value of assets acquired                                    $   101,500            --            --
  Cash paid for assets                                                 (96,100)           --            --
- ----------------------------------------------------------------------------------------------------------
  Liabilities assumed                                                    5,400            --            --
==========================================================================================================
 Stock issued in connection with  acquisitions                     $    19,012            --            --
===========================================================================================================

See accompanying notes.

Consolidated statements of stockholders' equity

                                      Common stock                                     Treasury stock
                                     Shares  Amount  Additional     Retained        Shares       Amount    Currency         Total
Three years ended June 30, 1996                         paid-in     earnings                            translation  stockholders'
(In thousands, except share amounts)                    capital                                          adjustment        equity
==================================================================================================================================
Balances at June 30, 1993       212,889,488    $72   $1,053,806   $  705,965    (8,665,410)   $(119,052)     $1,992    $1,642,783
Issuance of stock, net of
 employee repurchases              (101,088)    --          377      (22,654)    6,053,266       84,234         --         61,957
Treasury stock purchased                --      --          --           --    (22,473,606)    (294,427)        --       (294,427)
Net income                              --      --          --       195,824           --           --          --        195,824
Tax benefit and other                   --      --       12,388          --            --           --        9,798        22,186
- ---------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1994       212,788,400     72    1,066,571      879,135   (25,085,750)    (329,245)     11,790     1,628,323
Issuance of stock, net of
 employee repurchases               (33,438)    --          --       (29,494)   11,595,070      159,285         --        129,791
Treasury stock purchased                --      --          --           --     (2,235,478)     (36,107)        --        (36,107)
Net income                              --      --          --       355,842           --           --          --        355,842
Tax benefit and other                   --      --       22,907          --            --           --       21,839        44,746
- ---------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1995       212,754,962     72    1,089,478    1,205,483   (15,726,158)    (206,067)     33,629     2,122,595
Issuance of stock, net of
 employee repurchases               (20,234)    --          --       (19,516)    7,280,964      131,493         --        111,977
Issuance of restricted stock        425,331     --       19,012          --            --           --          --         19,012
Treasury stock purchased                --      --          --           --    (18,732,744)    (522,336)        --       (522,336)
Net income                              --      --          --       476,388           --           --          --        476,388
Tax benefit and other                   --      --       55,859          --            --           --      (12,009)       43,850
- ---------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1996       213,160,059    $72   $1,164,349   $1,662,355   (27,177,938)   $(596,910)    $21,620    $2,251,486
==================================================================================================================================

See accompanying notes.

25

Notes to consolidated financial statements


1. Summary of significant accounting policies

Description of business

Sun Microsystems, Inc., is a supplier of network computing products including workstations, servers, software, microprocessors, and a full range of services. The Company markets its products primarily to business, government, and education customers. The Company operates in a single industry segment across geographically diverse markets.

Basis of presentation

The consolidated financial statements include the accounts of Sun Microsystems, Inc. ("Sun" or the "Company") and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain amounts from prior years have been reclassified to conform to current year presentation.

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents and short-term investments

Cash equivalents consist primarily of short-term investments with insignificant interest rate risk and original maturities of three months or less at the date of acquisition.

Short-term investments consist primarily of time deposits, commercial paper, tax exempt securities, and foreign debt with original maturities beyond three months.

The  Company   accounts  for  investments  in  accordance  with  SFAS  No.  115,
"Accounting for Certain Investments in Debt and Equity Securities."

Under SFAS 115, debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as either trading or available-for-sale and are carried at fair market value. All of the Company's cash equivalents and short-term investments are classified as available-for-sale at June 30, 1996 and 1995. Unrealized holding gains and losses on available-for-sale securities are carried as a separate component of stockholders' equity in "tax benefit and other."

Gross unrealized gains and losses are computed on the specific identification method. The change in net unrealized gains and losses in investments, net of income taxes, resulted in a decrease to stockholders' equity in fiscal 1996. The net unrealized loss included in stockholders' equity at June 30, 1996, was not material.

Accounts receivable

The Company has an agreement to sell, on a revolving basis with limited recourse and up to a maximum of $125 million, an undivided percentage of ownership in a designated pool of accounts receivable. The transaction was fully funded at June 30, 1996. The Company maintains an allowance for doubtful accounts based on the estimated collectibility of all trade accounts receivable, including those sold. The purchaser has a perfected security interest in the Company's domestic accounts receivable. The three-year agreement expires in August 1997.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Given the volatility of the market for the Company's products, the Company makes inventory write downs for potentially excess and obsolete inventory based on backlog and forecast demand. However, such backlog demand is subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such backlog and forecast demand, and such differences may be material to the financial statements. Excess inventory increases the risk of obsolescence, is a non-productive use of capital resources, and increases inventory handling costs. Inventories consist of:

(In thousands)                     1996                1995
===========================================================
Raw materials                  $267,811            $170,337
Work in progress                 58,337              32,356
Finished goods                  134,766             116,979
- -----------------------------------------------------------
Total                          $460,914            $319,672
===========================================================

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over the shorter of the estimated useful lives of the assets (ranging from one to twenty-five years) or the applicable lease term.

Other  assets

Included in other assets are purchased technology rights and other intangibles, as well as spare parts that are amortized over their useful lives ranging from six months to seven years. The Company evaluates the recoverability of the intangibles on a quarterly basis.

Currency translation

Sun translates the assets and liabilities of international non-U.S. functional currency subsidiaries into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates that approximate those in effect during the period. Gains and losses from currency translation are included in stockholders' equity in the consolidated balance sheets.

Other financial instruments

The Company enters into forward foreign exchange contracts and foreign currency option contracts to hedge certain operational and balance sheet exposures from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets, and liabilities that are denominated in currencies other than the U.S. dollar, including local currency denominated assets and liabilities in U.S. dollar functional currency entities. These transactions are entered into to hedge purchases, sales, and other normal recurring transactions and accordingly are not speculative in nature. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue leveraged derivative financial instruments.

Forward foreign exchange contracts are generally utilized to hedge currency fluctuation risk on transactions occurring in a given fiscal quarter. Market value gains and losses on such contracts that result from fluctuations in foreign exchange rates are recognized as offsets to the exchange gains or losses on the hedged transactions. Amounts receivable and payable on certain forward foreign exchange contracts are recorded as other current assets and accrued liabilities, respectively.

The Company generally purchases simple foreign currency option contracts to hedge certain anticipated foreign currency transactions related to the sale or purchase of product during the ensuing three to five months. Gains on foreign currency option contracts are recognized as offsets to the revenue or expense item being hedged. Option contracts that would result in losses if exercised are allowed to expire. When the dollar strengthens significantly against the foreign currencies, the decline in value of future foreign currency cash flows is partially offset by the gains in the value of purchased currency options designated as hedges. However, when the dollar weakens, the increase in value of the future foreign currency cash flows is reduced only by the premium paid to acquire the options. The Company enters into interest rate swap agreements to partially modify the interest rate characteristics of financing arrangements. The Company entered into an interest rate swap agreement in fiscal 1996 that effectively resulted in the Company receiving a fixed rate of return of 6.49% for payment of a variable rate based on the three-month LIBOR, which was 5.49% at June 30, 1996. The swap agreement carries a notional amount of $40 million and expires in May 1999, representing the maturity of a 10.18% mortgage loan (see Note 3). In fiscal 1995, the Company entered into an interest rate swap agreement that effectively resulted in the Company receiving fixed rates of return of 6.66% for payment of a variable rate based on the one-month LIBOR, which was 5.48% and 6.06% at June 30, 1996 and 1995, respectively. The swap agreement carries a notional amount of $38.4 million, representing the respective maturity of the 10.55% senior notes in the next fiscal year (see Note
3). The agreement expires in September 1996. The interest rate differential to be received or paid is recognized over the life of the agreement as an adjustment to interest income/expense as appropriate.

Revenue recognition

Sun generally recognizes revenue from hardware and software sales at the time of shipment. Service revenues are recognized ratably over the contractual period or as the services are provided.

Advertising  costs

Advertising  costs are charged to expense when  incurred.

Warranty expense

The Company provides currently for the estimated costs that may be incurred under warranties for product shipped.

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

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments, foreign exchange contracts, and interest rate instruments as well as trade receivables. The counterparties to the agreements relating to the Company's investments, foreign exchange, and interest rate instruments consist of various major corporations and financial institutions of high credit standing. The Company does not believe there is significant risk of non-performance by these counterparties because the Company limits the amount of credit exposure to any one financial institution and any one type of investment. The credit risk on receivables due from counterparties related to foreign exchange and currency option contracts is immaterial at June 30, 1996 and 1995. The Company's receivables are derived primarily from sales of hardware and software products and services to customers in diversified industries as well as to a network of resellers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. In fiscal 1996 the Company provided approximately $11 million for doubtful accounts ($12 million and $20 million in 1995 and 1994, respectively).

Stock dividend

The Company effected a two-for-one stock split (effected in the form of a stock dividend) to stockholders of record as of the close of business on November 20, 1995. Share and per share amounts presented have been adjusted to reflect the stock dividend.

Stock-based compensation

The Company has not elected early adoption of the Financial Accounting Standard No. 123 (FAS 123), "Accounting for Stock-Based Compensation." FAS 123 becomes effective beginning with the Company's first quarter of fiscal 1997, and will not have a material effect on the Company's consolidated financial position or operating results. Upon adoption of FAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will provide proforma disclosures of net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

Other recent pronouncements

In 1995 Financial Accounting Standard No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued and is effective for fiscal years commencing after December 15, 1995. The future adoption of FAS 121 is not expected to have a material effect on the Company's consolidated financial position or operating results.

2. Acquisitions

During April 1996, the Company acquired substantially all of the assets of Integrated Micro Products plc, and its wholly-owned subsidiaries Integrated Micro Products (UK), Ltd. and Integrated Micro Products, Inc., (collectively
IMP) for $96,100,000 in cash. In addition, the Company assumed liabilities of $5,400,000, and incurred acquisition-related expenses of approximately $4,200,000. The transaction was accounted for as a purchase and, on this basis, the excess purchase price over the estimated fair value of the net tangible assets has been allocated to various intangible assets, primarily consisting of purchased research and development and goodwill. The purchased in-process research and development resulted in a write-off of $43,000,000. Intangible assets, including goodwill, are being amortized over periods ranging from two to five years. Results of operations of IMP for the last two months of fiscal year ending June 30, 1996, are included in the Company's statement of income and were not material to the Company. On June 28, 1996, the Company completed a merger with Lighthouse Design, Ltd. (Lighthouse). Approximately 425,000 shares of stock valued at $19,000,000 and $3,200,000 in cash were exchanged for all of the outstanding common stock of Lighthouse. The transaction was accounted for as a purchase and, on this basis, the excess purchase price over the estimated fair value of the net tangible assets has been allocated to various intangible assets, primarily consisting of purchased research and development and goodwill. The purchased in-process research and development resulted in a write-off of $14,900,000. Intangible assets, including goodwill, are being amortized over periods ranging from two to three years.

3. Fair value of financial  instruments

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The fair value of the Company's cash equivalents and short-term investments is as follows:


                                                                     At June 30, 1996

                                              Cost      Gross       Gross   Estimated
                                                   unrealized  unrealized  fair value
(In thousands)                                          gains      losses
=====================================================================================
State and local government debt           $343,616     $  121      $  173    $343,564
Corporate and other non-government debt    137,342        275       2,340     135,277
U.S. government debt                        46,364          1          39      46,326
Foreign debt                                22,256          9          13      22,252
- -------------------------------------------------------------------------------------
Total                                     $549,578     $  406      $2,565    $547,419
=====================================================================================


                                                                     At June 30, 1995

                                              Cost      Gross       Gross   Estimated
                                                   unrealized  unrealized  fair value
(In thousands)                                          gains      losses
=====================================================================================
Auction market preferred stock            $575,992     $    8      $  --     $576,000
Corporate and other non-government debt    182,323        908          78     183,153
State and local government debt            124,632        431       1,084     123,979
U.S. government debt                        37,167        475         151      37,491
- -------------------------------------------------------------------------------------
Total                                     $920,114     $1,822      $1,313    $920,623
=====================================================================================

The cost and estimated fair values of debt securities by contractual maturity are as follows:
                                                                At June 30, 1996

                                                               Cost    Estimated
                              (In thousands)                          fair value
                              ==================================================
                              Due in one year or less       $418,570    $418,590
                              Due after one year
                               through three years           131,008     128,829
                              --------------------------------------------------
                              Total                         $549,578    $547,419
                              ==================================================

The fair value of the Company's borrowing arrangements and other financial instruments is as follows:
                                    At June 30, 1996

                                               Asset
                                          (Liability)
                            Carrying      Fair value
(In thousands)                amount
====================================================
10.55% senior notes        $(38,400)       $(39,855)
10.18% mortgage loan        (40,000)        (43,230)
Forward foreign
 exchange contracts           1,877           1,877
Foreign currency
 option contracts              --             3,094
Short-term borrowings       (49,161)        (49,161)
Other interest rate swap
 agreements, net               --               260
====================================================


                                    At June 30, 1995

                                               Asset
                                          (Liability)
                            Carrying      Fair value
(In thousands)                amount
====================================================
10.55% senior notes        $(76,452)       $(78,918)
10.18% mortgage loan        (40,000)        (44,485)
Forward foreign
 exchange contracts          (2,227)         (2,227)
Foreign currency
 option contracts              --               413
Short-term borrowings       (50,786)        (50,786)
Other interest rate swap
 agreements, net               --              (802)
====================================================

The fair value of long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degree of risk, and remaining maturities. The estimated fair value of forward foreign exchange contracts is based on the estimated amount at which they could be settled based on market exchange rates. The fair value of foreign currency option contracts and interest rate swap agreements is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements.

4.  Derivative  financial  instruments

Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

(In thousands)                      1996        1995
====================================================
Swap hedging investments
 in debt securities             $   --      $100,000
Swap hedging debt                 78,400      38,400
Currency forward contracts       549,188     408,223
Purchased currency options      $207,568    $ 83,065
====================================================

While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The Company controls credit risk through credit approvals, limits, and monitoring procedures. Credit rating criteria for off balance sheet transactions are similar to those for investments.

At June 30, 1996 and 1995, the Company had forward foreign exchange contracts of less than four months duration, to exchange principally yen, pounds sterling, and French francs for U.S. dollars in the total gross notional amounts of $549 million and $408 million, respectively. Of these notional amounts, forward contracts to purchase foreign currency represented $464 million and $331 million and forward contracts to sell foreign currency represented $85 million and $77 million, at June 30, 1996 and 1995, respectively. The Company also has purchased foreign currency options of less than three months duration, to exchange principally pounds sterling, German marks, and French francs for U.S. dollars.

5. Borrowing arrangements

Long-term debt consists of the following:

(In thousands)                      1996        1995
====================================================
10.55% senior notes              $38,400    $ 76,452
10.18% mortgage                   40,000      40,000
- ----------------------------------------------------
                                  78,400     116,452
- ----------------------------------------------------
Less portion due
 within one year                  38,400      38,400
- ----------------------------------------------------
Long-term debt                   $40,000     $78,052
====================================================

In September and December 1989, the Company signed agreements with a group of insurance companies and received $192 million from the sale of 10.55% senior notes due September 1996 and warrants to purchase 2,588,360 shares of Sun's common stock at an effective exercise price of $12.40 per share, after and subject to, further antidilution adjustments. The warrants are currently exercisable and expire in September 1996. The notes are carried net of the fair value of the warrants, which is being amortized on a straight line basis over the term of the notes. Principal is payable annually in five equal installments, the first of which was paid in September 1992, with interest payable semiannually. Under the agreements Sun is required to maintain various financial ratios and is restricted in its ability to pay cash dividends. The Company was in compliance with all covenants at June 30, 1996.

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

Long-term debt maturities are $38.4 million in the next fiscal year and $40 million in 1999.

In June 1996 the Company negotiated a $300 million unsecured revolving Credit Agreement with an international group of 16 banks. The agreement expires on June 1, 2000. Any borrowings under this agreement bear interest at a floating rate based on prime, certificates of deposit, or Eurodollar rates, at the Company's option. Under the agreement, Sun is required to maintain various financial ratios. Sun was in compliance with all covenants at June 30, 1996. There were no borrowings under this facility at June 30, 1996.

At June 30, 1996, Sun's international subsidiaries had uncommitted lines of credit aggregating approximately $561 million, of which approximately $49 million, denominated principally in yen, had been drawn. The average interest rate on the borrowings at June 30, 1996, was 2.6%.

6. Income taxes

Income before income taxes and the provision for income taxes consist of the following:

                                                            Years ended June 30,

(In thousands)                                 1996          1995          1994
================================================================================
Income before income taxes:
 United States                            $ 291,126     $ 249,569     $  48,736
 Foreign                                    417,748       273,729       234,643
- --------------------------------------------------------------------------------
Total income before income taxes          $ 708,874     $ 523,298     $ 283,379
- --------------------------------------------------------------------------------
Provision for income taxes:
 Current:
  United States federal                   $ 152,514     $ 122,769     $  27,835
  State                                      16,192        10,121         4,420
  Foreign                                    61,796        57,395        59,445
- --------------------------------------------------------------------------------
   Total current                          $ 230,502     $ 190,285     $  91,700
- --------------------------------------------------------------------------------
Deferred:
 United States federal                       (3,332)      (17,129)       (5,122)
 State                                        1,178         5,319         5,477
 Foreign                                      4,138       (11,019)       (4,500)
- --------------------------------------------------------------------------------
 Total deferred income taxes                  1,984       (22,829)       (4,145)
- --------------------------------------------------------------------------------
Provision for income taxes                $ 232,486     $ 167,456     $  87,555
================================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                     At June 30,

(In thousands)                                 1996          1995          1994
================================================================================
Deferred tax assets:
 Inventory valuation                         $ 42,855     $ 48,819     $ 40,745
 Reserves and other accrued expenses           56,272       51,480       48,155
 Fixed asset basis differences                 49,460       46,170       30,309
 Compensation not currently deductible         29,015       35,209       24,122
 Research and development credit carryover        --           --        16,119
 Other                                         15,194       13,680       14,279
- --------------------------------------------------------------------------------
Deferred tax assets                           192,796      195,358      173,729
Deferred tax liabilities:
 Net undistributed profits of subsidiaries    (20,008)     (23,778)     (21,690)
 Other                                         (5,050)      (1,858)      (5,146)
- --------------------------------------------------------------------------------
Deferred tax liabilities                      (25,058)     (25,636)     (26,836)
- --------------------------------------------------------------------------------
Net deferred tax assets                      $167,738     $169,722     $146,893
================================================================================

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the difference are as follows:

                                                            Years ended June 30,

(In thousands)                                      1996        1995       1994
================================================================================
Expected tax rate at 35%                        $248,106    $183,154   $ 99,183
State income taxes, net of federal tax benefit    11,291      10,036      6,350
Tax advantaged investment                         (4,999)     (7,437)    (5,502)
Utilization of foreign losses                          0        (861)    (5,579)
Foreign earnings permanently reinvested
 in foreign operations                           (36,580)    (20,460)    (3,500)
Other                                             14,668       3,024     (3,397)
- --------------------------------------------------------------------------------
Provision for income taxes                      $232,486    $167,456    $87,555
================================================================================

As of June 30, 1996, the Company has unrecognized deferred tax liabilities of approximately $60 million related to cumulative net undistributed earnings of foreign subsidiaries of approximately $194 million. These earnings are considered to be permanently invested in operations outside the United States.

The current federal and state provisions do not reflect the tax savings resulting from deductions associated with the Company's various stock option plans. These savings (in thousands) were $53,079, $20,837, and $6,455 in fiscal 1996, 1995, and 1994, respectively, and were credited to stockholders' equity.

The Company's United States income tax returns for fiscal years ended June 30, 1988 through 1994, are under examination, and the Internal Revenue Service has proposed certain adjustments. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

7. Commitments

The Company leases certain facilities and equipment under noncancelable operating leases. The future minimum annual lease payments are approximately $97 million, $78 million, $59 million, $34 million, and $14 million for fiscal years 1997, 1998, 1999, 2000, and 2001, respectively, and approximately $43 million in total for years following fiscal 2001. In connection with certain of its facilities leases, the Company has residual value guarantees of approximately $116 million at the end of the respective lease terms in fiscal 1999. Rent expense under the noncancelable operating leases was $99 million in 1996, $82 million in 1995, and $102 million in 1994.

8. Stockholders' equity

Common stock

In April 1989, the Company's Board of Directors approved a plan, as amended, to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, the Board of Directors declared a dividend distribution of a common share purchase right (a "Right") on each share of the Company's common stock (a "Common Share") outstanding on May 26, 1989, and each Common Share issued thereafter (subject to certain limitations). Upon becoming exercisable, each Right will entitle its holder to purchase one Common Share at an exercise price of $100, subject to adjustment. The Rights are not exercisable or transferable apart from the Common Shares unless certain events occur, including a public announcement that a person or group (an "Acquiring Person") has acquired or obtained the right to acquire 10% or more (20% or more for an Acquiring Person who has filed a Schedule 13G in accordance with the Securities Act of 1934 ("13G Filer") of the outstanding Common Shares or until the commencement or announcement of an intention to make a tender or exchange offer for 30% or more of the outstanding Common Shares. Unless the Rights are redeemed, in the event that an Acquiring Person acquires 10% or more (20% or more if the Acquiring Person is a 13G Filer) of the outstanding Common Shares (other than pursuant to a tender offer deemed fair by the Company's Board of Directors), each Right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of Common Shares (or other shares or assets) having market value equal to two times the exercise price. In the event that (i) the Company is acquired in a merger or business combination in which the Company is not the surviving corporation or in which the Common Shares are exchanged for stock or assets of another entity, or (ii) 50% or more of the Company's consolidated assets or earning power is sold, each Right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price. The Rights are redeemable, in whole but not in part, at the Company's option, at $0.005 per Right at any time prior to becoming exercisable and in certain other circumstances. The Rights expire on May 25, 1999.

Stock option and  incentive plans

The Company's 1990 Long-Term Equity Incentive Plan ("1990 Incentive Plan") and other employee stock option plans provide the Board of Directors broad discretion in creating employee equity incentives and authorize it to grant incentive and nonstatutory stock options as well as certain other awards. In addition, these plans provide for issuance to eligible participants of nonstatutory stock options to purchase common stock at or below fair market value at the date of grant subject to certain limitations set forth in the 1990 Incentive Plan. Options expire up to ten years from the date of grant or up to three months following termination of employment or other service, whichever occurs earlier, and are exercisable at specified times prior to such expiration. Under the 1990 Incentive Plan, common stock may also be issued pursuant to stock purchase agreements that grant Sun certain rights to repurchase the shares at their original issue price in the event that the employment of the employee is terminated prior to certain predetermined vesting dates. The above described plans provide that shares of common stock may be sold at less than fair market value, which results in compensation expense equal to the difference between the market value on the date of grant and the purchase price. This expense, which is immaterial, is recognized over the vesting period of the shares. Sun's 1988 Directors' Stock Option Plan provides for the automatic grant of stock options to nonemployee directors at each annual meeting of stockholders and on the date each such person becomes a director. These options are granted at fair market value on the date of grant and have a term of five years. Finally, in connection with the acquisition of Lighthouse Design, Ltd., former shareholders who are now employees of the Company are entitled to receive up to approximately 325,000 shares of stock upon achievement of specific performance criteria over the next three years.

Information with respect to stock option and stock purchase rights activity is as follows:
                                                                     Outstanding
                                                                  options/rights
                                         Shares      Number      Price per share
                                      available   of shares
(In thousands)                        for grant
================================================================================
Balances at June 30, 1993                 9,350      20,660    $0.00034-$18.50
Additional shares reserved                  400         --           --
Grants                                  (10,330)     10,330    $0.00034-$13.813
Exercises                                   --       (2,282)   $0.00034-$14.313
Cancellations                             1,666      (1,860)     $0.005-$17.188
- --------------------------------------------------------------------------------
Balances at June 30, 1994                 1,086      26,848    $0.00034-$18.50
Additional shares reserved                6,700         --           --
Grants                                   (7,186)      7,186    $0.00034-$24.563
Exercises                                   --       (7,156)   $0.00034-$17.063
Cancellations                             1,742      (2,254)   $   8.38-$17.438
- --------------------------------------------------------------------------------
Balances at June 30, 1995                 2,342      24,624    $  0.005-$24.563
Additional shares reserved               24,520         --           --
Grants                                   (6,443)      6,443    $0.00067-$60.25
Exercises                                   --       (4,881)   $0.00067-$39.00
Cancellations                             2,220      (2,308)   $   0.01-$60.25
- --------------------------------------------------------------------------------
Balances at June 30, 1996                22,639      23,878    $   0.01-$60.25
================================================================================

At June 30, 1996, options to purchase approximately 4,449,000 shares were exercisable at prices from $6.125 to $39.00 with an aggregate exercise price of $57,012,000 (5,728,000 shares at an aggregate price of $70,532,000 at June 30,
1995).

At June 30, 1996, the Company retains purchase rights to 433,000 shares issued pursuant to stock purchase agreements and other stock plans.

Employee  Stock  Purchase  Plan

To provide employees with an opportunity to purchase common stock of Sun through payroll deductions, Sun established the 1990 Employee Stock Purchase Plan. Under this plan, Sun's employees, subject to certain restrictions, may purchase shares of common stock at the lesser of 85% of the fair market value as defined in the plan. Pursuant to this plan, and the Company's 1984 Employee Stock Purchase Plan (which terminated in August 1992), the Company issued approximately 2,357,000, 4,404,000, and 3,750,000 shares of common stock in fiscal 1996, 1995, and 1994, respectively. At June 30, 1996, approximately 8,082,000 shares remained available for future issuance.

Common  stock  repurchase  programs

In December 1990, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Employee Stock Purchase Plan. In fiscal
1996,  the  Company  repurchased  1,538,744  shares  at a cost of  approximately
$62,782,000 under this program (2,235,478 shares at a cost of approximately $36,107,000 in 1995).

In June 1993, the Board of Directors approved a plan to repurchase up to 20 million shares of the Company's common stock. Repurchases under this plan were completed in November 1993 at a cost of approximately $264,786,000. In July 1995, the Board of Directors approved a plan to repurchase approximately 24 million shares of the Company's common stock. During fiscal 1996 repurchases under this plan were 17,194,000 shares at a cost of approximately $459,554,000.

When the treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance is charged to retained earnings.

9. Industry segment,  geographic, and customer information

Information regarding geographic areas at June 30, 1996, 1995, or 1994, and for each of the years then ended, is as follows:


                                                  Geographic area

                                                  United       Europe        Japan    Rest of  Eliminations         Total
(In  thousands)                                   States                                world
=========================================================================================================================
June 30, 1996, and for the year then ended:
Sales to unaffiliated customers               $3,791,154   $1,778,712   $  991,044   $533,841          --      $7,094,751
Intercompany transfers                           944,785    1,586,615       16,847     50,868    (2,599,115)         --
- -------------------------------------------------------------------------------------------------------------------------
Net revenues                                  $4,735,939   $3,365,327   $1,007,891   $584,709   $(2,599,115)   $7,094,751
=========================================================================================================================
Operating income                              $  280,296   $  370,034   $   23,690   $  6,497   $    (5,505)   $  675,012
=========================================================================================================================
Identifiable assets                           $3,721,745   $1,542,890   $  325,417   $319,262   $(2,108,405)   $3,800,909
=========================================================================================================================
Liabilities                                   $2,023,047   $  891,360   $  305,045   $318,834   $(1,988,863)   $1,549,423
=========================================================================================================================

June 30, 1995, and for the year then ended:
Sales to unaffiliated customers               $3,136,328   $1,490,960   $  866,440   $408,157          --      $5,901,885
Intercompany transfers                           945,264    1,189,536       17,590     36,458    (2,188,848)         --
- -------------------------------------------------------------------------------------------------------------------------
Net revenues                                  $4,081,592   $2,680,496   $  884,030   $444,615   $(2,188,848)   $5,901,885
=========================================================================================================================
Operating income                              $  242,078   $  251,248   $   17,385   $  9,371   $   (19,726)   $  500,356
=========================================================================================================================
Identifiable assets                           $3,573,509   $1,301,731   $  378,052   $215,750   $(1,924,489)   $3,544,553
=========================================================================================================================
Liabilities                                   $1,793,964   $  934,427   $  337,589   $199,800   $(1,843,822)   $1,421,958
=========================================================================================================================

June 30, 1994, and for the year then ended:
Sales to unaffiliated customers               $2,483,166   $1,171,177   $  732,559   $302,990          --     $ 4,689,892
Intercompany transfers                           968,675      809,331       14,740     28,652    (1,821,398)         --
- -------------------------------------------------------------------------------------------------------------------------
Net revenues                                  $3,451,841   $1,980,508   $  747,299   $331,642   $(1,821,398)   $4,689,892
=========================================================================================================================
Operating income                              $   45,788   $  157,123   $   39,825   $ 44,548   $   (10,017)   $  277,267
=========================================================================================================================
Identifiable assets                           $2,831,238   $  964,373   $  333,050   $189,305   $(1,419,974)   $2,897,992
=========================================================================================================================
Liabilities                                   $1,408,070   $  736,445   $  291,719   $140,561   $(1,307,126)   $1,269,669
=========================================================================================================================

Sun, which operates in a single industry segment, designs, manufactures, markets, and services client-server computing solutions that include networked workstations and servers. No customer accounted for 10% or more of revenues in fiscal 1996, 1995, or 1994. Operations of Sun's overseas subsidiaries consist principally of sales, service, distribution, and manufacturing.

Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions. In addition, United States export sales approximated 3.8%, 3.6%, and 3.3% of net revenues during fiscal 1996, 1995, and 1994, respectively.

10.  Contingencies

In March 1990, Sun received a letter from Texas Instruments, Incorporated (TI) alleging that a substantial number of Sun's products infringe certain of TI's patents. Based on discussions with TI, Sun believes that it will be able to negotiate a license agreement with TI and that the outcome of this matter will not have a material adverse impact on Sun's financial position or its results of operations or cash flows in any given fiscal year. Such a negotiated license may or may not have a material adverse impact on Sun's results of operations or cash flows in a given fiscal quarter depending upon various factors, including but not limited to the structure and amount of royalty payments, offsetting consideration from TI, if any, and allocation of royalties between past and future product shipments, none of which can be forecast with reasonable certainty at this time.

In the normal course of business, the Company receives and makes inquiries with regard to other possible patent infringements. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements.

The estimate of the potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

11. Quarterly financial data (unaudited)

                                                       Fiscal 1996 Quarter Ended
(In thousands, except per
share amounts)                    June 30     March 31  December 31    October 1
================================================================================
Net revenues                   $2,018,062   $1,840,028   $1,751,383   $1,485,278
Gross margin                      888,420      811,340      766,718      656,245
Operating income                  182,306      201,791      177,971      112,944
Net income                        122,336      143,307      126,049       84,696
Net income per share           $     0.63   $     0.73   $     0.65   $     0.43
================================================================================

                                                       Fiscal 1995 Quarter Ended
(In thousands, except per
share amounts)                    June 30      April 2    January 1    October 2
================================================================================
Net revenues                   $1,648,067   $1,505,030   $1,475,349   $1,273,439
Gross margin                      727,684      649,894      613,236      512,061
Operating income                  179,051      150,528      116,959       53,818
Net income                        128,244      107,547       81,624       38,427
Net income per share           $     0.63   $     0.54   $     0.42   $     0.20


12. Subsequent event

On August 8, 1996, the Company announced a two-for-one stock split (payable as a stock dividend), subject to stockholder approval of an increase in the Company's authorized shares of common stock. Subject to receiving such stockholder approval, stockholders of record as of the close of business on November 18, 1996, will be issued one additional share of common stock for each share of common stock held. The amounts presented for June 30, 1996, 1995, and 1994 do not reflect the stock split.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders, Sun Microsystems,  Inc.

We have audited the accompanying consolidated balance sheets of Sun Microsystems, Inc., as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Microsystems, Inc., at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Palo Alto, California
July 16, 1996

37