Form 10-K, Exhibit 13
period 1997-06-30
SUN MICROSYSTEMS INC
filed 1997-09-26
CIK 709519

HISTORICAL FINANCIAL REVIEW OF SUN MICROSYSTEMS, INC.


Summary Consolidated Statements of Income                                                                       Years Ended June 30,

(In millions, except per share amounts)           1997              1996               1995             1994                1993
------------------------------------------------------------------------------------------------------------------------------------
                                        Dollars      %      Dollars    %     Dollars      %     Dollars     %     Dollars      %
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                           $ 8,598     100.0   $ 7,095   100.0   $ 5,902    100.0   $ 4,690   100.0   $ 4,309    100.0
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales                           4,320      50.2     3,921    55.3     3,336     56.5     2,753    58.7     2,518     58.4
 Research and development                  826       9.6       653     9.2       563      9.5       500    10.7       445     10.3
 Selling, general and administrative     2,402      27.9     1,788    25.2     1,503     25.5     1,160    24.7     1,105     25.7
 Nonrecurring charges                       23       0.3        58     0.8      --        --       --       --       --        --
Total costs and expenses                 7,571      88.0     6,420    90.5     5,402     91.5     4,413    94.1     4,068     94.4
------------------------------------------------------------------------------------------------------------------------------------
Operating income                         1,027      12.0       675     9.5       500      8.5       277     5.9       241      5.6
Gain on sale of equity investment           62       0.7       --      --       --        --       --       --       --        --
Interest income (expense), net              32       0.4        34     0.5        23      0.4         6     0.1        (2)     --
Litigation settlement                      --        --        --      --       --        --       --       --        (15)    (0.4)
Income before income taxes               1,121      13.1       709    10.0       523      8.9       283     6.0       224      5.2
Provision for income taxes                 359       4.2       232     3.3       167      2.8        87     1.8        67      1.6
------------------------------------------------------------------------------------------------------------------------------------
Net income                              $  762       8.9   $   477     6.7   $   356      6.1   $   196     4.2   $   157      3.6
Net income per share                    $ 1.96             $  1.21           $  0.91            $  0.50           $  0.37
------------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common-
 equivalent shares outstanding             389                 393               394                388               420
------------------------------------------------------------------------------------------------------------------------------------


(In millions, except per share amounts)           1992              1991               1990             1989                1988
------------------------------------------------------------------------------------------------------------------------------------
                                        Dollars      %      Dollars    %     Dollars      %     Dollars     %     Dollars      %
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                           $ 3,589     100.0   $ 3,221   100.0   $ 2,466    100.0   $ 1,765   100.0   $ 1,052    100.0
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of sales                           1,963      54.7     1,758    54.6     1,399     56.7     1,010    57.2       551     52.3
 Research and development                  382      10.6       356    11.1       302     12.2       234    13.3       140     13.3
 Selling, general and administrative       983      27.4       812    25.2       588     23.9       433    24.5       250     23.8
 Nonrecurring charges                      --        --        --      --       --        --       --       --       --        --
Total costs and expenses                 3,328      92.7     2,926    90.9     2,289     92.8     1,677    95.0       941     89.4
------------------------------------------------------------------------------------------------------------------------------------
Operating income                           261       7.3       295     9.1       177      7.2        88     5.0       111     10.6
Gain on sale of equity investment          --        --        --      --       --        --       --       --       --        --
Interest income (expense), net              (6)     (0.2)      (11)   (0.3)      (23)    (0.9)      (10)   (0.6)     --       (0.1)
Litigation settlement                      --        --        --      --       --        --       --       --       --        --
Income before income taxes                 255       7.1       284     8.8       154      6.3        78     4.4       111     10.5
Provision for income taxes                  82       2.3        94     2.9        43      1.8        17     1.0        45      4.2
------------------------------------------------------------------------------------------------------------------------------------
Net income                             $   173       4.8   $   190     5.9   $   111      4.5   $    61     3.4   $    66      6.3
Net income per share                   $  0.43             $  0.47           $  0.30            $  0.19           $  0.22
------------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common-
 equivalent shares outstanding             406                 412               378                340               312
------------------------------------------------------------------------------------------------------------------------------------

Operating and Capitalization Data                                                                               Years Ended June 30,
                                                  1997          1996          1995           1994          1993         1992
------------------------------------------------------------------------------------------------------------------------------------
Total assets (millions)                         $ 4,697      $  3,801      $  3,545      $  2,898      $  2,768      $  2,672
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt and other obligations (millions) $   106      $     60      $     91      $    122      $    178      $    348
------------------------------------------------------------------------------------------------------------------------------------
Current ratio                                       2.0           2.0           2.2           2.0           2.4           2.6
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt-to-equity ratio                    0.015         0.018         0.039         0.075          0.11          0.23
------------------------------------------------------------------------------------------------------------------------------------
Return on average equity                             31%           22%           19%           12%           10%           13%
------------------------------------------------------------------------------------------------------------------------------------
Return on average capital                            30%           23%           18%           12%            9%           10%
------------------------------------------------------------------------------------------------------------------------------------
Return on average assets                             18%           13%           11%            7%            6%            7%
------------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                            32%           33%           32%           33%           30%           32%
------------------------------------------------------------------------------------------------------------------------------------
Average shares and equivalents (thousands)       388,967      393,380       393,700       387,056       420,500       406,560
------------------------------------------------------------------------------------------------------------------------------------
Book value per outstanding share                $   7.40     $   6.05      $   5.39      $   4.34      $   4.03      $   3.72
------------------------------------------------------------------------------------------------------------------------------------

                                                  1991          1990          1989           1988
--------------------------------------------------------------------------------------------------
Total assets (millions)                         $  2,326      $  1,779      $  1,269      $   757
--------------------------------------------------------------------------------------------------
Long-term debt and other obligations (millions) $    401      $    359      $    145      $   127
--------------------------------------------------------------------------------------------------
Current ratio                                        2.5           2.6           1.9          2.1
--------------------------------------------------------------------------------------------------
Long-term debt-to-equity ratio                      0.33          0.39          0.22         0.34
--------------------------------------------------------------------------------------------------
Return on average equity                              18%           14%           12%          22%
--------------------------------------------------------------------------------------------------
Return on average capital                             13%           11%            9%          15%
--------------------------------------------------------------------------------------------------
Return on average assets                               9%            7%            6%          10%
--------------------------------------------------------------------------------------------------
Effective income tax rate                             33%           28%           22%          40%
--------------------------------------------------------------------------------------------------
Average shares and equivalents (thousands)       412,268       377,476       340,664      311,520
--------------------------------------------------------------------------------------------------
Book value per outstanding share                $   3.15      $   2.51      $   1.97     $   1.28
--------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The following table sets forth items from Sun's Consolidated Statements of Income as a percentage of net revenues:

                                           1997        1996        1995
-------------------------------------------------------------------------
Net revenues                              100.0%      100.0%      100.0%
Cost of sales                              50.2        55.3        56.5
-------------------------------------------------------------------------
Gross margin                               49.8        44.7        43.5
Research and development                    9.6         9.2         9.5
Selling, general and administrative        27.9        25.2        25.5
Nonrecurring charges                        0.3         0.8        --
-------------------------------------------------------------------------
Operating income                           12.0         9.5         8.5
Gain on sale of investment                  0.7        --          --
Interest income, net                        0.4         0.5         0.4
-------------------------------------------------------------------------
Income before income taxes                 13.1        10.0         8.9
Provision for income taxes                  4.2         3.3         2.8
-------------------------------------------------------------------------
Net income                                  8.9%        6.7%        6.1%
-------------------------------------------------------------------------

This Annual Report, including the following section, contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995, particularly statements regarding market opportunities, market share growth, competitive growth, new product introductions, success of research and development, research and development expenses, customer acceptance of new products, gross margin, and marketing and general and administrative expenses. These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth below, specifically those contained in "Future operating results," identify important factors that could cause actual results to differ materially from those in any such forward-looking statements. Such factors include, but are not limited to, adverse changes in general economic conditions, including changes in the specific markets for the Company's products, adverse business conditions, decreased or lack of growth in the computing industry, adverse changes in customer order patterns, increased competition, lack of acceptance of new products, pricing pressures, lack of success in technological advancements, risks associated with foreign operations and other factors, including those listed below.


Results of operations

Net revenues

Sun's net revenues increased $1,504 million, or 21%, to $8,598 million in fiscal 1997, compared with an increase of $1,193 million, or 20%, in fiscal 1996. Over 75% of the increase in net revenues in fiscal 1997 was due to the strong demand experienced by Sun throughout the fiscal year for its workgroup servers, departmental servers, enterprise servers, and high-end desktop systems. In addition, the increase in net revenues resulted from memory, storage options, and accessories shipped to both new and installed-base customers purchasing more richly configured systems. Revenues from other Sun businesses, including service, microprocessors, and software, in total increased slightly as a percentage of net revenues and increased approximately 30% in absolute dollars during fiscal 1997. The increase in net revenues in fiscal 1996 over fiscal 1995 was primarily attributable to increased shipments of richly configured servers, and higher revenues from memory, storage options, and accessories.

In fiscal 1997 and fiscal 1996, domestic net revenues grew by 25% and 20%, respectively, while international net revenues (including United States exports) grew 17% and 21%, respectively. Revenues from international operations represented 49% in fiscal 1997 and 50% in fiscal 1996 and 1995 of total net revenues.

Sun Microsystems, Inc. 1997 Annual Report


European net revenues increased 20% in fiscal 1997, primarily due to continued market acceptance of Sun's network computing products and services in the United Kingdom, parts of northern Europe, and Germany.

Japan net revenues increased 3% for fiscal 1997, compared to an increase of 13% in fiscal 1996. The Company attributes the decrease in the growth of revenues from 13% in fiscal 1996 to 3% in fiscal 1997 to current economic trends affecting the Japanese market, including currency movements against the U.S. dollar, which the Company does not expect to change materially in the near term. If the economic trends in Japan significantly worsen in a quarter or decline over an extended period of time, the Company's results from operations and cash flows would be adversely affected.

Net revenues in Rest of World increased by 29% in fiscal 1997, compared with 28% in fiscal 1996, primarily due to expanding markets in China, Korea, and Latin America.

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. As a result, the Company's results could be significantly adversely affected by factors such as changes in foreign currency exchange rates or real economic conditions in the foreign markets in which the Company distributes its products. The Company is primarily exposed to changes in exchange rates on the Japanese yen, British pound sterling, French franc, and German deutsche mark. When the U.S. dollar strengthens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales decreases. When the U.S. dollar weakens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales increases. Correspondingly, the U.S. dollar value of non-U.S. dollar-based costs increases when the U.S. dollar weakens and decreases when the U.S. dollar strengthens. Overall, the Company is a net receiver of currencies other than the U.S. dollar and, as such, benefits from a weaker dollar and is adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect the Company's consolidated sales and gross margins as expressed in U.S. dollars.

To mitigate the short-term effect of changes in currency exchange rates on the Company's non-U.S. dollar-based sales, product procurement, and operating expenses, the Company regularly hedges its net non-U.S. dollar-based exposures by entering into foreign exchange forward and option contracts to hedge anticipated transactions. Currently, hedges of transactions do not extend beyond three months. Given the short term nature of the Company's foreign exchange forward and option contracts, the Company's exposure to risk associated with currency market movements on the instruments in place at year end is not material. See "Other Financial Instruments" in Note 1 of the "Notes to Consolidated Financial Statements" for more details. Compared with fiscal 1996, the dollar in fiscal 1997 has strengthened against the Japanese yen and most major European currencies. Management has estimated that the net impact of currency fluctuations on operating results, while slightly unfavorable, was not significant in any of the fiscal years in the three-year period ended June 30, 1997.

Gross margin

Gross margin was 49.8% for fiscal 1997, compared with 44.7% and 43.5% for fiscal 1996 and 1995, respectively. Over half of the increase in gross margin resulted from sales of more richly configured, higher margin servers and desktop systems. The increase also resulted partly from the aggregate effect of revenue increases in other Sun businesses.

The factors described above resulted in a favorable impact on gross margin. The Company continuously evaluates the competitiveness of its product offerings. These evaluations could result in repricing actions in the near term. Sun's future operating results would be adversely affected if such repricing actions were to occur and the Company were unable to mitigate the resulting margin pressure by maintaining a favorable mix of systems, software, service, and other products and by achieving component cost reductions, operating efficiencies, and higher volumes.

Between fiscal 1995 and fiscal 1996, gross margin increased slightly. Increased revenues from higher margin servers and desktop systems had a favorable impact on gross margin in fiscal 1996.

Research and development

Research and development (R&D) expenses increased $173 million, or 26.5%, in fiscal 1997 to $826 million, compared with an increase of $90 million, or 16.0%, in fiscal 1996. As a percentage of

Management's discussion and analysis of financial condition and results of operations net revenues, R&D expenses were 9.6%, 9.2% and 9.5% in fiscal 1997, 1996, and 1995, respectively. R&D spending continued at a substantial level throughout the three-year period ended June 30, 1997, as the Company invested in specific projects in support of new software and hardware product introductions and continued development of the SPARC(TM) microprocessor product line. Approximately half of the dollar increase in R&D expenses in fiscal 1997 reflects development of hardware and software products that utilize the Java architecture and new server and storage products. The remaining increase in dollar amount of such expenses is primarily attributable to continued development of UltraSPARC systems, further development of products obtained through acquisitions, and increased compensation due primarily to higher levels of staffing. The increase as a percentage of net revenues reflects the Company's belief that to maintain its competitive position in a market characterized by rapid rates of technological advancement, the Company must continue to invest significant resources in new systems, software, and microprocessor development, as well as in enhancements to existing products.

Selling, general and administrative

Selling, general and administrative (SG&A) expenses increased $615 million, or 34.4%, in fiscal 1997 to $2,402 million compared with an increase of $285 million, or 18.9%, in fiscal 1996. As a percentage of net revenues, these expenses were 27.9%, 25.2%, and 25.5% in fiscal 1997, 1996, and 1995, respectively. Approximately half of the dollar increase is attributable to increased marketing costs related to new product introductions and other promotional programs, and an increase in compensation resulting primarily from higher levels of marketing and sales head count. The dollar increase also reflects investments aimed at improving Sun's own business processes. The dollar increase in fiscal 1996 resulted primarily from increased marketing costs, compensation, and investments in demand-creation programs. The increase as a percentage of net revenues in fiscal 1997 reflects, in part, the Company's ongoing efforts to expand its demandcreation programs and service and support organizations. In fiscal 1998, the Company expects to continue to invest in efforts to achieve additional operating efficiencies through the continual review and improvement of business processes. In addition, the Company expects to continue to hire personnel to drive its demand-creation programs and service and support operations.

Nonrecurring Charges

Nonrecurring charges represents charges for purchased in-process research and development associated with the Company's acquisition of Long View Technologies, LLC, Integrated Micro Products plc, and Lighthouse Design, Ltd. See "Acquisitions" in Note 2 of the "Notes to Consolidated Financial Statements" for additional information.

Gain on sale of equity investment

The gain on sale of equity investment represents the net proceeds from the sale of the Company's equity investment in Iona Technologies, plc.

Interest income (expense), net

The Company's interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in the U.S. interest rates affect the interest earned on the Company's cash equivalents and short-term investments as well as interest paid on its short-term and long-term borrowings. To mitigate the impact of fluctuations in U.S. interest rates, the Company has entered into an interest rate swap transaction. This swap is intended to better match the Company's floating-rate interest income on its cash equivalents and short-term investments with the interest expense on its long-term debt.

Net interest income decreased to $32.4 million in fiscal 1997, compared with $33.9 million and $22.9 million in fiscal 1996 and fiscal 1995, respectively. The decrease in net interest income for fiscal 1997 is primarily the result of lower interest earnings due to a smaller average portfolio of cash and investments as compared to the corresponding period in fiscal 1996. The growth in net interest income for fiscal 1996, as compared to fiscal 1995, was primarily the result of interest savings from reduced debt levels and an increase in the effective interest rate earned on investments.

The principal/notional amount of the Company's cash equivalents and short-term investments, which

Sun Microsystems, Inc. 1997 Annual Report


bear interest rate risk, by year of expected maturity and average interest rate are as follows:

                                                                At June 30, 1997
                                  1998        1999        Total      Fair Value
--------------------------------------------------------------------------------
Cash equivalents and short-term
     investments                 $643.8     $ 52.6       $696.4       $696.6
--------------------------------------------------------------------------------
Average interest rate               5.2%       5.5%        --            --
--------------------------------------------------------------------------------


Income taxes

The effective tax rate for fiscal 1997 was 32%. The effective tax rate for fiscal 1996 was 32% before a $5.7 million tax charge resulting from a nonrecurring write-off of in-process research and development associated with the acquisition of Lighthouse Design, Ltd. The effective tax rate for 1995 was also 32%.

The Company currently expects its tax rate to increase to approximately 33% for fiscal 1998. The estimate is based on current tax law and current estimate of earnings, and is subject to change.

Future operating results

The market for Sun's products and services is intensely competitive and subject to continuous, rapid technological change, short product life cycles, and frequent product performance improvements and price reductions. Due to the breadth of the Company's product lines and the scalability of its products and network computing model, Sun competes in many segments of the network computing market across a broad spectrum of customers. The Company expects that the markets for its products and technologies, as well as its competitors within such markets, will continue to change as the rightsizing trend shifts customer buying patterns to network-based systems, which often employ solutions from multiple vendors. Competition in these markets will also continue to intensify as Sun and its competitors, principally Hewlett-Packard Co., International Business Machines Corporation, Digital Equipment Corporation, and Silicon Graphics, Inc., aggressively position themselves to benefit from this shifting of customer buying patterns and demand. The Company is also facing competition from these competitors, as well as other systems manufacturers such as Compaq Computer Corporation and Dell Computer Corporation, whose products are based on microprocessors from Intel Corporation coupled with Windows NT operating system software from Microsoft Corporation. These products demonstrate the viability of certain networked personal computer solutions and have increased the competitive pressure, particularly in the Company's workstation and lower-end server product lines. Finally, the timing of introductions of new products and services by Sun's competitors may negatively impact the future operating results of the Company, particularly when such introductions occur in periods leading up to the Company's introduction of its own enhanced products. The Company expects this pressure to continue and intensify into fiscal 1998. While many other technical, service, and support capabilities affect a customer's buying decision, the Company's future operating results will depend, in part, on its ability to compete with these technologies.

The Company's future operating results will depend to a considerable extent on its ability to rapidly and continuously develop, introduce, and deliver in quantity new systems, software, and service products, as well as new microprocessor technologies, that offer its customers enhanced performance at competitive prices. The development of new high-performance computer products, such as the Company's development of the UltraSPARC microprocessor, is a complex and uncertain process requiring high levels of innovation from the Company's designers and suppliers, as well as accurate anticipation of customer requirements and technological trends. Once a hardware product is developed, the Company must rapidly bring such products to volume manufacturing, a process that requires accurate forecasting of volumes, mix of products, and configurations, among other things, in order to achieve acceptable yields and costs.

Management's discussion and analysis of financial condition and results of operations


Future operating results will depend to a considerable extent on the Company's ability to closely manage product introductions in order to minimize unfavorable patterns of customer orders, to reduce levels of older inventory, and to ensure that adequate supplies of new products can be delivered to meet customer demand. The ability of the Company to match supply and demand is further complicated by the Company's need to adjust prices to reflect changing competitive market conditions as well as the variability and timing of customer orders with respect to the Company's older products. As a result, the Company's operating results could be adversely affected if the Company is not able to correctly anticipate the level of demand for the mix of products. Because the Company is continuously engaged in this product development, introduction, and transition process, its operating results may be subject to considerable fluctuation, particularly when measured on a quarterly basis.

The Company is increasingly dependent on the ability of its suppliers to design, manufacture, and deliver advanced components required for the timely introduction of new products. The failure of any of these suppliers to deliver components on time or in sufficient quantities, or the failure of any of the Company's own designers to develop innovative products on a timely basis, could result in a significant adverse impact on the Company's operating results. The inability to secure enough components to build products, including new products, in the quantities and configurations required, or to produce, test, and deliver sufficient products to meet demand in a timely manner, would adversely affect the Company's net revenues and operating results. To secure components for development, production, and introduction of new products, the Company frequently makes advanced payments to certain suppliers and often enters into noncancelable purchase commitments with vendors early in the design process. Due to the variability of material requirement specifications during the design process, the Company must closely manage material purchase commitments and respective delivery schedules. In the event of a delay or flaw in the Company's design process, the Company's operating results could be adversely affected due to the Company's obligations to fulfill such noncancelable purchase commitments.

Generally, the computer systems sold by Sun, such as the UltraSPARC processor-based products, are the result of hardware and software development, such that delays in the software development can delay the ability of the Company to ship new hardware products. In addition, adoption of a new release of an operating system may require effort on the part of the customer and porting by software vendors providing applications. As a result, the timing of conversion to a new release is inherently unpredictable. Moreover, delays by customers in adopting a new release of an operating system can limit the acceptability of hardware products tied to that release. Such delays could adversely affect the future operating results of the Company.

Seasonality also affects the Company's operating results, particularly in the first and third quarter of each fiscal year. In addition, the Company's operating expenses are increasing as the Company continues to expand its operations, and future operating results will be adversely affected if revenues do not increase accordingly. Additionally, the Company plans to continue to evaluate and, when appropriate, make acquisitions of complementary technologies, products, or businesses. As part of this process, the Company will continue to evaluate the changing value of its assets, and when necessary, make adjustments thereto.

In order to remain competitive in a rapidly-changing industry, the Company is continually improving and changing its business practices, processes, and information systems. In this regard, the Company has begun to implement a number of new business practices and a series of related information systems; such activities are currently planned to be fully operational in the first half of fiscal year 1999. Implementing a number of new business practices and information systems is a complex process, affecting numerous operational and financial systems and processes as well as requiring comprehensive employee training. While the Company tests these new systems and processes in advance of implementation, there are inherent limitations in the Company's ability to simulate a full-scale operating environment in advance of system cutover. To the extent that the Company encounters problems after introduction of these new systems and practices that prevent or limit their full utilization, there could be a material, adverse impact on the Company's operating results.

Sun Microsystems, Inc. 1997 Annual Report


While the Company cannot predict what effect these various factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance and stock price.

Liquidity and capital resources

The Company's financial condition strengthened as of fiscal 1997 year end when compared with fiscal 1996. During fiscal 1997, operating activities generated $1,105 million in cash and cash equivalents, compared with $688 million in fiscal 1996. Accounts receivable increased $335 million, or 27%, to $1,667 million, due primarily to a 26% increase in net revenues in the fourth quarter of fiscal 1997 as compared with the corresponding period of 1996. Deferred tax assets, and other current and noncurrent assets increased $70 million, or 12%, to $680 million, due primarily to the timing of payments for income and other taxes. Accrued payroll-related liabilities, accrued liabilities, and other increased $288 million, or 26%, due in part to increases in compensation, sales, and marketing costs. Accounts payable increased $144 million, or 44%, due in part to additional operating expenses associated with the expansions of business and corresponding increases in head count.

The Company's investing activities used $543 million of cash in fiscal 1997, an increase of $418 million from the $125 million used in fiscal 1996. The increase resulted primarily from the Company investing more of the fiscal 1997 net operating cash flow in cash equivalents and less in short-term investments. Additions to property, plant and equipment, totaled $554 million, up $258 million, or 87%, from fiscal 1996 additions, primarily due to the purchase of Phase II of the campus located in Menlo Park, California, additions to support increased marketing and tradeshow programs, and capital additions to support increased head count. In association with the acquisition of Encore Computer Corporation and other acquisitions expected to be completed, contingent upon the completion of various closing conditions, in the first and second quarters of fiscal 1998, the Company expects to record in-process research and development write-offs that are not likely to exceed $160 million. In addition, the Company plans to expend $300 to $600 million during fiscal 1998 associated with the development of additional campuses in Colorado, Massachusetts, and California.

Approximately $430 million of cash was used by financing activities in fiscal 1997, compared with $449 million used in fiscal 1996. This change is primarily due to a reduction in the dollar value of shares repurchased from $522 million for fiscal 1996 to $456 million for fiscal 1997, retirement of the receivable purchase agreement of $125 million and additional short-term borrowings of $52 million.

The Company's exposure to interest rate risk on the $40 million mortgage loan, due in May 1999, and the international short-term borrowings of $101 million is not material, given the short-term maturity of these instruments and the Company's evaluation of the potential for rate changes associated with such instruments. The Company has entered into an interest rate swap agreement (exchanging a fixed rate for variable) related to the $40 million mortgage loan. The potential impact of this swap arrangement on the Company's mortgage loan interest rate is not expected to be material.

At June 30, 1997, the Company's primary sources of liquidity consisted of cash, cash equivalents, and short-term investments of $1,113 million and a revolving credit facility with banks aggregating $300 million, which was available subject to compliance with certain covenants, and $440 million of borrowings under available lines of credit to the Company's international subsidiaries. The Company believes that the liquidity provided by existing cash and short-term investment balances and the borrowing arrangements described above may have to be supplemented with additional resources to provide sufficient capital to meet the Company's requirements through fiscal 1998. The Company believes the level of financial resources is a significant competitive factor in its industry and may choose at any time to raise additional capital through debt or equity financing to strengthen its financial position, facilitate growth, and provide the Company with additional flexibility to take advantage of business opportunities that may arise.

CONSOLIDATED STATEMENTS OF INCOME

                                                            Years Ended June 30,
(In thousands, except share and
 per share amounts)                        1997         1996        1995
--------------------------------------------------------------------------------
Net revenues                            $8,598,346   $7,094,751   $5,901,885
Cost and expenses:
 Cost of sales                           4,320,460    3,921,228    3,335,610
 Research and development                  825,968      653,044      562,895
 Selling, general and administrative     2,402,442    1,787,567    1,503,024
 Nonrecurring charges                       22,958       57,900        --
--------------------------------------------------------------------------------
Total costs and expenses                 7,571,828    6,419,739    5,401,529
Operating income                         1,026,518      675,012      500,356
Gain on sale of equity investment           62,245        --           --
Interest income                             39,899       42,976       40,778
Interest expense                            (7,455)      (9,114)     (17,836)
--------------------------------------------------------------------------------
Income before income taxes               1,121,207      708,874      523,298
Provision for income taxes                 358,787      232,486      167,456
--------------------------------------------------------------------------------
Net income                              $  762,420   $  476,388   $  355,842
--------------------------------------------------------------------------------
Net income per common
and common-equivalent share             $     1.96   $     1.21   $     0.91
--------------------------------------------------------------------------------
Common and common-equivalent
shares used in the calculation of
net income per share                       388,967      393,380      393,700
--------------------------------------------------------------------------------
See accompanying notes.

CONSOLIDATED BALANCE SHEETS

                                                                                                                         At June 30,
(In thousands, except share and per share amounts)                                                  1997                    1996
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                                     $   660,170              $   528,854
 Short-term investments                                                                            452,590                  460,743
 Accounts receivable, net of allowances for
  price protection, cooperative marketing programs,
  and bad debts of $196,091 in 1997 and $100,730 in 1996                                         1,666,523                1,206,612
 Inventories                                                                                       437,978                  460,914
 Deferred tax assets                                                                               286,720                  177,554
 Other current assets                                                                              224,469                  199,059
------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                         3,728,450                3,033,736
Property, plant and equipment:
 Machinery and equipment                                                                         1,057,239                  928,361
 Furniture and fixtures                                                                             93,078                   69,059
 Leasehold improvements                                                                            166,745                   91,052
 Land and buildings                                                                                341,279                  193,912
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1,658,341                1,282,384
Accumulated depreciation and amortization                                                         (858,448)                (748,535)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   799,893                  533,849
Other assets, net                                                                                  168,931                  233,324
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 4,697,274              $ 3,800,909
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
 Short-term borrowings                                                                         $   100,930              $    49,161
 Accounts payable                                                                                  468,912                  325,067
 Accrued payroll-related liabilities                                                               337,412                  282,778
 Accrued liabilities and other                                                                     625,600                  518,772
 Deferred service revenues                                                                         197,616                  140,157
 Income taxes payable                                                                              118,568                  134,934
 Current portion of long-term debt                                                                    --                     38,400
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                    1,849,038                1,489,269
Long-term debt and other obligations                                                               106,299                   60,154
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $0.001 par value, 10,000,000 shares
  authorized; no shares issued and outstanding                                                        --                       --
 Common stock, $0.00067 par value, 950,000,000 shares
  authorized; issued: 430,535,886 shares in 1997 and
  426,320,118 shares in 1996                                                                           288                       72
 Additional paid-in capital                                                                      1,229,797                1,164,349
 Retained earnings                                                                               2,409,850                1,662,355
 Treasury stock, at cost: 60,050,380 shares in 1997 and
  54,355,876 shares in 1996                                                                       (915,426)                (596,910)
 Currency translation adjustment and other                                                          17,428                   21,620
------------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                   2,741,937                2,251,486
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               $ 4,697,274              $ 3,800,909
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                              Years  Ended  June 30,
(In  thousands)                                                                                1997           1996            1995
------------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
 Net income                                                                               $   762,420    $   476,388    $   355,842
 Adjustments to reconcile net income to operating cash flows:
  Depreciation and amortization                                                               341,727        284,083        240,626
  Gain on sale of equity investment                                                           (62,245)          --             --
  Tax benefit of options exercised                                                             63,825         53,000         20,837
  Other non-cash items                                                                         33,208         68,358          2,482
  Net increase in receivables                                                                (334,911)      (160,238)      (188,773)
  Net decrease (increase) in inventories                                                       22,936       (135,742)       (24,724)
  Net increase (decrease) in accounts payable                                                 143,845         17,275        (59,833)
  Net increase in other current and non-current assets                                       (152,510)       (43,701)        (2,006)
  Net increase in other current and non-current liabilities                                   286,793        128,891        293,043
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                                                 1,105,088        688,314        637,494
------------------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities:
 Additions to property, plant and equipment                                                  (554,018)      (295,638)      (242,436)
 Acquisition of other assets                                                                  (37,645)       (83,889)       (68,089)
 Acquisition of short-term investments                                                       (973,884)    (1,301,798)    (3,470,614)
 Payment for acquisitions                                                                     (22,958)       (96,100)          --
 Proceeds from sale of equity investment                                                       62,245           --             --
 Maturities of short-term investments                                                         634,765      1,424,324      2,300,824
 Sales of short-term investments                                                              347,771        228,377        804,862
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                        (543,724)      (124,724)      (675,453)
------------------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
 Issuance of stock, net of employee repurchases                                                52,969         59,554         79,613
 Acquisition of treasury stock                                                               (456,090)      (522,336)       (36,107)
 Proceeds from employee stock purchase plans                                                   81,313         54,840         42,750
 Proceeds (reduction) of short-term borrowings, net                                            51,769         (1,625)       (27,901)
 Retirement of receivable purchase agreement                                                 (125,000)          --             --
 Reduction of long-term borrowings and other                                                  (35,009)       (39,038)       (40,464)
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used by) provided from financing activities                                        (430,048)      (448,605)        17,891
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                          131,316        114,985        (20,068)
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                  528,854        413,869        433,937
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                    $   660,170    $   528,854    $   413,869
------------------------------------------------------------------------------------------------------------------------------------
Supplemental  disclosures of cash-flow information:
  Cash paid during the period for:
    Interest                                                                              $    15,126    $    18,140    $    14,229
    Income taxes                                                                          $   380,814    $   193,461    $   113,999
Supplemental schedule of non-cash investing and financing activities:
The Company  purchased all of the assets of Integrated Micro Products plc during fiscal 1996. In conjunction with the  acquisition,  liabilities were assumed as follows:
  Fair value of assets acquired                                                                  --      $   101,500           --
  Cash paid for assets                                                                           --          (96,100)          --
------------------------------------------------------------------------------------------------------------------------------------
  Liabilities assumed                                                                            --      $     5,400           --
------------------------------------------------------------------------------------------------------------------------------------
Stock issued in conjunction with acquisitions                                                    --      $    19,012           --
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              Common stock                                                   Treasury stock
                                           Shares          Amount         Additional      Retained       Shares            Amount
                                                                             Paid-in      Earnings
Three years ended June 30, 1997                                              Capital
(in thousands, except share amounts)
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1994                425,576,800    $         72   $  1,066,571    $    879,135     (50,171,500)   $   (329,245)
Issuance of stock, net of
 employee repurchases                        (66,876)           --             --           (29,494)     23,190,140         159,285
Treasury stock purchased                        --              --             --              --        (4,470,956)        (36,107)
Net income                                      --              --             --           355,842            --              --
Tax benefit and other                           --              --           22,907            --              --              --
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1995                425,509,924              72      1,089,478       1,205,483     (31,452,316)       (206,067)
Issuance of stock, net of
 employee repurchases                        (40,468)           --             --           (19,516)     14,561,928         131,493
Issuance of restricted stock                 850,662            --           19,012            --              --              --
Treasury stock purchased                        --              --             --              --       (37,465,488)       (522,336)
Net income                                      --              --             --           476,388            --              --
Tax benefit and other                           --              --           55,859            --              --              --
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1996                426,320,118              72      1,164,349       1,662,355     (54,355,876)       (596,910)
Issuance of stock, net of
 employee repurchases                        (10,000)           --             --           (14,710)     10,378,115         137,574
Treasury stock purchased                        --              --             --              --       (16,072,619)       (456,090)
Exercise of warrants                       4,225,768               1          1,611            --              --              --
Net income                                      --              --             --           762,420            --              --
Tax benefit and other                           --              --           63,837            --              --              --
Issuance of common
 stock dividend                                 --               215            --             (215)           --              --
Balances at June 30, 1997                430,535,886    $        288   $  1,229,797    $  2,409,850     (60,050,380)   $   (915,426)
------------------------------------------------------------------------------------------------------------------------------------


                                                   Currency                Total
                                                Translation        Stockholders'
                                                Adjustments               Equity
                                                  and Other
--------------------------------------------------------------------------------
Balances at June 30, 1994                        $    11,790        $ 1,628,323
Issuance of stock, net of
 employee repurchases                                   --              129,791
Treasury stock purchased                                --              (36,107)
Net income                                              --              355,842
Tax benefit and other                                 21,839             44,746
--------------------------------------------------------------------------------
Balances at June 30, 1995                             33,629          2,122,595
Issuance of stock, net of
 employee repurchases                                   --              111,977
Issuance of restricted stock                            --               19,012
Treasury stock purchased                                --             (522,336)
Net income                                              --              476,388
Tax benefit and other                                (12,009)            43,850
--------------------------------------------------------------------------------
Balances at June 30, 1996                             21,620          2,251,486
Issuance of stock, net of
 employee repurchases                                   --              122,864
Treasury stock purchased                                --             (456,090)
Exercise of warrants                                    --                1,612
Net income                                              --              762,420
Tax benefit and other                                 (4,192)            59,645
Issuance of common
 stock dividend                                        --                 --
Balances at June 30, 1997                        $    17,428        $ 2,741,937
--------------------------------------------------------------------------------
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

Description of business

Sun Microsystems, Inc. ("Sun" or the "Company") is a supplier of network computing products including workstations, servers, software, microprocessors, and a full range of services and support. The Company markets its products primarily to business, government, and education customers. The Company operates in a single industry segment across geographically diverse markets.

Basis of presentation

The consolidated financial statements include the accounts of Sun and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain amounts from prior years have been reclassified to conform to current-year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents and short-term investments

Cash   equivalents   consist   primarily  of  highly  liquid   investments  with
insignificant interest rate risk and original maturities of three months or less at the date of acquisition.

Short-term investments consist primarily of time deposits, commercial paper, tax-exempt securities, and foreign debt with original maturities beyond three months. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates.

The Company accounts for investments in accordance with Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as either trading or available-for-sale and are carried at fair market value. All of the Company's cash equivalents and short-term investments are classified as available-for-sale at June 30, 1997 and 1996. Unrealized holding gains and losses on available-for-sale securities are carried net of tax as a separate component of stockholders' equity in "Currency translation adjustment and other."

Gross unrealized gains and losses are computed on the specific identification method. The change in net unrealized gains and losses in investments, net of income taxes, resulted in a decrease to stockholders' equity in fiscal 1997 and 1996. The net unrealized loss included in stockholders' equity at June 30, 1997 and 1996, was not material.

Inventories

Inventories are stated at the lower of cost (first in, first out) or market (net realizable value). Given the volatility of the market for the Company's products, the Company makes inventory write downs for potentially excess and obsolete inventory based on backlog and forecast demand. However, such backlog and forecast demand is subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such backlog and forecast demand, and such differences may be material to the financial statements. Inventories consist of:

                    (In thousands)        1997       1996
                     Raw materials      $236,900   $267,811
                     Work in progress     50,577     58,337
                     Finished goods      150,501    134,766
                     --------------------------------------
                                        $437,978   $460,914
                     --------------------------------------

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over the shorter of the estimated useful lives of the assets (ranging from one to twenty-five years) or the applicable lease term.

Sun Microsystems, Inc. 1997 Annual Report


Other assets

Included in other assets are purchased technology rights, other intangibles, and spare parts that are amortized using the straight-line method over their useful lives ranging from six months to seven years. The Company evaluates the recoverability of the intangibles on a quarterly basis.

Currency translation

Sun translates the assets and liabilities of international non-U.S. functional currency subsidiaries into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates that approximate those in effect during the period. Gains and losses from currency translation are included in stockholders' equity in the consolidated balance sheets. Currency transaction gains or losses are recognized in current operations and have not been significant to the Company's operating results in any period.

Other financial instruments

The Company enters into interest-rate swap agreements to modify the interest characteristics of its outstanding long-term debt. An interest-rate swap agreement is designated as a hedge, and effectiveness is determined by matching the principal balance and terms with that of a specific debt obligation. Such an agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The Company purchases foreign currency option contracts that effectively enable it to sell currencies expected to be received as a result of certain of its foreign currency denominated sales during the ensuing three to five months at specified dollar amounts. The option contracts, which have only nominal intrinsic value at the time of purchase, are denominated in the same foreign currency in which sales are expected to be denominated.

These contracts are designated and effective as hedges of a portion of probable foreign currency exposure on anticipated net sales transactions during the next quarter, which otherwise would expose the Company to foreign currency risk. Premiums related to option contracts are recognized into income over the life of the contract. Gains on foreign currency option contracts that are designated hedges on anticipated transactions are deferred until the designated net sales are recorded. Option contracts that would result in losses if exercised are allowed to expire.

The Company uses forward foreign exchange contracts that are designated to reduce a portion of its exposure to foreign currency risk from operational and balance-sheet exposures resulting from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets, and liabilities that are denominated in currencies other than the functional currency of the legal entity in which the contracts are entered, including local currency denominated assets and liabilities in U.S. dollar functional currency entities. Forward contracts are accounted for on a mark-to-market basis with realized and unrealized gains or losses recognized currently. Discounts or premiums are recognized into income over the life of the contract. Amounts receivable and payable on certain forward foreign exchange contracts are recorded as other current assets and accrued liabilities, respectively.

The Company does not use derivative financial instruments for speculative trading purposes, nor does it hold or issue leveraged derivative financial instruments.

Revenue recognition

Sun generally recognizes revenue from hardware and software sales at the time of shipment, with allowances established for price protection, cooperative marketing programs with distributors, and estimated product returns. Service revenues are recognized ratably over the contractual period or as the services are provided.

Notes to consolidated financial statements


Advertising costs

Advertising costs are charged to expense when incurred. Advertising expense was $272 million, $168 million, and $152 million for fiscal years 1997, 1996, and 1995, respectively.

Self-insurance

The Company is self-insured up to specific levels for certain liabilities. Accruals are provided each year based on historical claim costs and include estimated amounts for incurred but not reported claims. The Company maintains stop loss coverage with third-party insurance companies to cover aggregate annual losses in excess of $25 million.

Warranty expense

The Company provides currently for the estimated costs that may be incurred under warranties for products shipped.

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

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investment securities, foreign exchange contracts, and interest-rate instruments as well as trade receivables. The counterparties to the agreements relating to the Company's investment securities, foreign exchange contracts, and interest-rate instruments consist of various major corporations and financial institutions of high credit standing. The Company does not believe there is significant risk of non-performance by these counterparties because the Company limits the amount of credit exposure to any one financial institution and any one type of investment. The credit risk on receivables due from counterparties related to foreign exchange and currency option contracts was immaterial at June 30, 1997 and 1996. The Company's receivables are derived primarily from sales of hardware and software products and services to customers in diversified industries as well as to a network of resellers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. In fiscal 1997 the Company provided approximately $20 million for doubtful accounts ($11 million and $12 million in 1996 and 1995, respectively).

Stock dividend

The Company effected a two-for-one stock split (effected in the form of a stock dividend) to stockholders of record as of the close of business on November 18, 1996. Share and per-share amounts presented have been adjusted to reflect the stock dividend.

Stock-based  compensation

The Company adopted Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation" in fiscal 1997. As permitted by FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by APB No. 25, "Accounting for Stock Issued to Employees," and has provided in Note 8 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

Long-lived assets

The Company adopted Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in fiscal 1997. Adoption of FAS 121 did not have a material effect on the Company's consolidated financial position or operating results.

Other recent pronouncements

In 1997 Financial Accounting Standards No. 128 (FAS 128), "Earnings per Share," was issued and is effective for fiscal years commencing after December 15, 1997. The future adoption of FAS 128 is not expected to have a material effect on the Company's reported earnings per share.

Sun Microsystems, Inc. 1997 Annual Report


In 1997 Financial Accounting Standards No. 130 (FAS 130), "Reporting Comprehensive Income," was issued and is effective for fiscal years commencing after December 15, 1997. The Company will comply with the requirements of FAS 130 in fiscal year 1999.

In 1997 Financial Accounting Standards No. 131 (FAS 131), "Disclosures About Segments of an Enterprise and Related Information," was issued and is effective for fiscal years commencing after December 15, 1997. The Company will comply with the requirements of FAS 131 in fiscal year 1999.

2. Acquisitions

On February 14, 1997, the Company acquired all of the outstanding interests of Long View Technologies, LLC ("Long View"), a limited liability development-stage company, for $22,957,500 in cash. None of Long View's products had achieved technological feasibility and no alternative uses have been established by the Company. The transaction was accounted for as a purchase. The purchase price has been allocated to purchased in-process research and development based upon an independent third-party valuation. The purchased in-process research and development resulted in a write-off of $22,957,500. Results of operations of Long View for the last five months of the fiscal year ended June 30, 1997, are included in the Company's consolidated statement of income and were not material to the Company.

During April 1996, the Company acquired substantially all of the assets of Integrated Micro Products plc, and its wholly-owned subsidiaries Integrated Micro Products (UK), Ltd. and Integrated Micro Products, Inc., (collectively
IMP) for $96,100,000 in cash. In addition, the Company assumed liabilities of $5,400,000, and incurred acquisition-related expenses of approximately $4,200,000. The transaction was accounted for as a purchase and, on this basis, the excess purchase price over the estimated fair value of the net tangible assets has been allocated to various intangible assets, primarily consisting of purchased research and development and goodwill based on independent third-party valuation. The purchased in-process research and development resulted in a write-off of $43,000,000. Intangible assets, including goodwill, are being amortized over periods ranging from two to five years. Results of operations of IMP for the last two months of the fiscal year ending June 30, 1996, are included in the Company's consolidated statement of income and were not material to the Company.

On June 28, 1996, the Company completed a merger with Lighthouse Design, Ltd. ("Lighthouse"). Approximately 850,000 shares of stock valued at $19,000,000 and $3,200,000 in cash were exchanged for all of the outstanding common stock of Lighthouse. The transaction was accounted for as a purchase and, on this basis, the excess purchase price over the estimated fair value of the net tangible assets has been allocated to various intangible assets, primarily consisting of purchased research and development and goodwill based on independent third-party valuation. The purchased in-process research and development resulted in a write-off of $14,900,000. Intangible assets, including goodwill, are being amortized over periods ranging from two to three years.

3. Fair Value of Financial Instruments

Fair values of cash and cash equivalents and short-term investments approximate cost due to the short period of time to maturity. The fair value of long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The estimated fair value of forward foreign exchange contracts is based on the estimated amount at which they could be settled based on market exchange rates. The fair value of foreign currency option contracts and the interest-rate swap agreement is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Notes to consolidated financial statements


The fair value of the Company's cash equivalents and short-term investments is as follows:

                                                                         At June 30, 1997
                                              Cost        Gross        Gross    Estimated
                                                     Unrealized   Unrealized   Fair Value
(In thousands)                                            Gains       Losses
-----------------------------------------------------------------------------------------
State and local government debt             $166,449   $     16   $     56     $166,409
Corporate and other non-governmental debt    282,240          5         89      282,156
U.S. government debt                          85,628        233         13       85,848
Foreign debt                                  15,026         24       --         15,050
Money market fund                            119,600       --         --        119,600
Other investments                             27,500       --         --         27,500
-----------------------------------------------------------------------------------------
Total                                       $696,443   $    278   $    158     $696,563
-----------------------------------------------------------------------------------------

                                                                         At June 30, 1996
                                              Cost        Gross        Gross    Estimated
                                                     Unrealized   Unrealized   Fair Value
(In thousands)                                            Gains       Losses
-----------------------------------------------------------------------------------------
State and local government debt             $343,616   $    121   $    173     $343,564
Corporate and other non-governmental debt    137,342        275      2,340      135,277
U.S. government debt                          46,364          1         39       46,326
Foreign debt                                  22,256          9         13       22,252
Money market fund                            108,900       --         --        108,900
Other investments                             50,400       --         --         50,400
-----------------------------------------------------------------------------------------
Total                                       $708,878   $    406   $  2,565     $706,719
-----------------------------------------------------------------------------------------


The  cost  and  estimated  fair  values  of  cash   equivalents  and  short-term
investments by contractual maturity are as follows:

Cash equivalents and short-term
investments                                             At June 30, 1997
                                      Cost                    Estimated
 (In thousands)                                              Fair Value
-----------------------------------------------------------------------
Maturing in one year or less        $643,820                  $643,846
Maturing after one year
 through three years                  52,623                    52,717
-----------------------------------------------------------------------
Total                               $696,443                  $696,563
-----------------------------------------------------------------------

Sun Microsystems, Inc. 1997 Annual Report


The fair  value of the  Company's  borrowing  arrangements  and other  financial instruments is as follows:
                                     At June 30, 1997             At June 30, 1996
                                     Asset (Liability)           Asset (Liability)
                                      Carrying        Fair      Carrying         Fair
(In thousands)                          Amount       Value        Amount        Value
--------------------------------------------------------------------------------------
10.55% senior notes                       --           --      $ (38,400)   $ (39,855)
10.18% mortgage loan                 $ (40,000)   $ (42,541)     (40,000)     (43,230)
Forward foreign exchange contracts      (2,861)      (2,861)       1,877        1,877
Foreign currency option contracts         --          1,262         --          3,094
Short-term borrowings                 (100,930)    (100,930)     (49,161)     (49,161)
Interest-rate swap agreement              --            196         --            260
--------------------------------------------------------------------------------------

4. Derivative Financial Instruments

Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

 (In thousands)               1997              1996
-----------------------------------------------------
Swaps hedging debt         $ 40,000          $ 78,400
Forward foreign exchange
 contracts                  856,979           549,188
Foreign currency option
 contracts                  254,182           207,568
-----------------------------------------------------

While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits, and monitoring procedures. Credit rating criteria for off balance sheet transactions are similar to those for investments.

At June 30, 1997 and 1996, the Company had forward foreign exchange contracts of less than three months duration, to exchange principally Japanese yen, British pounds sterling, and French francs for U.S. dollars in the total gross notional amount of $857 million and $549 million, respectively. Of these notional amounts, forward contracts to purchase foreign currency represented $128 million and $85 million and forward contracts to sell foreign currency represented $729 million and $464 million, at June 30, 1997 and 1996, respectively. The Company also has purchased foreign currency options of less than two months duration, to exchange principally Japanese yen, British pounds sterling, German marks, and French francs for U.S. dollars.

5. Borrowing Arrangements

Long-term debt consists of the following:

                                                At June 30,
 (In thousands)                     1997              1996
-----------------------------------------------------------
10.55% senior notes               $  --             $38,400
10.18% mortgage                    40,000            40,000
                                   40,000            78,400
-----------------------------------------------------------
Less portion due within one year     --              38,400
-----------------------------------------------------------
Long-term debt                    $40,000           $40,000

In September and December 1989, the Company signed agreements with a group of insurance companies and received $192 million from the sale of 10.55% senior notes due September 1996 and warrants to purchase 5,176,720 shares of Sun's common stock at an effective exercise price of $6.20 per share, after and subject to, further antidilution adjustments. During September 1996, the Company made the final principal payment and all of the warrants were exercised by the holders thereof.

The $40 million mortgage loan is secured by real property and a building. Principal is due to the bank at maturity on May 18, 1999, with interest payable semiannually, in arrears. The loan agreement provides for interest at a fixed interest rate of 10.18%. However, the Company has an interest-rate swap agreement with a third party (receive fixed,

Notes to consolidated financial statements


pay variable) that results in the Company paying a rate based on LIBOR, which was 5.81% at June 30, 1997. The interest-rate swap agreement matures with the loan agreement.

In June 1996, the Company negotiated a $300 million unsecured revolving credit agreement with an international group of 16 banks. The agreement expires on June 1, 2000. Any borrowings under this agreement bear interest at a floating rate based on prime, certificates of deposit, or Eurodollar rates, at the Company's option. Under the agreement, Sun is required to maintain various financial ratios. Sun was in compliance with all covenants at June 30, 1997. There were no borrowings under this facility at June 30, 1997.

At June 30, 1997, Sun's international subsidiaries had uncommitted lines of credit aggregating approximately $541 million, of which approximately $101 million, denominated principally in yen, had been drawn. The average interest rate on the borrowings at June 30, 1997, was 2.30%.

6. Income Taxes

Income before income taxes and the provision for income taxes consist of the following:

                                                            Years Ended June 30,
(In thousands)                               1997           1996           1995
--------------------------------------------------------------------------------
Income before income taxes:
 United States                        $   566,554    $   291,126    $   249,569
 Foreign                                  554,653        417,748        273,729
--------------------------------------------------------------------------------
Total income before income taxes      $ 1,121,207    $   708,874    $   523,298
--------------------------------------------------------------------------------
Provision for income taxes
 Current:
  United States federal               $   303,537    $   152,514    $   122,769
  State                                    46,894         16,192         10,121
  Foreign                                  67,234         61,796         57,395
--------------------------------------------------------------------------------
    Total current income taxes            417,665        230,502        190,285
--------------------------------------------------------------------------------
Deferred:
 United States federal                    (50,791)        (3,332)       (17,129)
 State                                     (5,231)         1,178          5,319
 Foreign                                   (2,856)         4,138        (11,019)
--------------------------------------------------------------------------------
    Total deferred income taxes           (58,878)         1,984        (22,829)
--------------------------------------------------------------------------------
Provision for income taxes            $   358,787    $   232,486    $   167,456
--------------------------------------------------------------------------------

Sun Microsystems, Inc. 1997 Annual Report


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                            Years Ended June 30,
(In thousands)                                            1997           1996
--------------------------------------------------------------------------------
Deferred tax assets:
 Inventory valuation                                   $  66,057      $  42,855
 Reserves and other accrued expenses                     115,722         56,272
 Fixed asset basis differences                            63,717         49,460
 Compensation not currently deductible                    38,979         29,015
 State income taxes                                       21,926          2,135
 Other                                                    33,901         13,059
--------------------------------------------------------------------------------
Gross tax assets                                         340,302        192,796
Deferred tax liabilities:
 Net undistributed profits of subsidiaries              (112,758)       (20,008)
 Other                                                      (928)        (5,050)
--------------------------------------------------------------------------------
Gross deferred tax liabilities                          (113,686)       (25,058)
Net deferred tax assets                                $ 226,616      $ 167,738
--------------------------------------------------------------------------------

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the difference are as follows:

                                                                     At June 30,
(In thousands)                                      1997         1996         1995
-------------------------------------------------------------------------------------
Expected tax rate at 35%                         $ 392,423    $ 248,106    $ 183,154
State income taxes, net of federal tax benefit      27,081       11,291       10,036
Foreign earnings permanently reinvested in
  foreign operations                               (63,550)     (36,580)     (20,460)
Other                                                2,833        9,669       (5,274)
-------------------------------------------------------------------------------------
Provision for income taxes                       $ 358,787    $ 232,486    $ 167,456
-------------------------------------------------------------------------------------

As of June 30, 1997, the Company has unrecognized deferred tax liabilities of approximately $124 million related to cumulative net undistributed earnings of foreign subsidiaries of approximately $399 million. These earnings are considered to be permanently invested in operations outside the United States.

Notes to consolidated financial statements


The current federal and state provisions do not reflect the tax savings resulting from deductions associated with the Company's various stock option plans. These savings (in thousands) were $59,799; $53,079; and $20,837 in fiscal 1997, 1996, and 1995, respectively, and were credited to stockholders' equity. The Company's United States income tax returns for fiscal years ended June 30, 1988 through 1994, are under examination, and the Internal Revenue Service has proposed certain adjustments. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

7. Commitments

The Company leases certain facilities and equipment under noncancelable operating leases. The future minimum annual lease payments are approximately $110 million, $92 million, $68 million, $46 million, and $39 million for fiscal years 1998, 1999, 2000, 2001, and 2002, respectively, and approximately $159 million for years following fiscal 2002. Rent expense under the noncancelable operating leases was $113 million in 1997, $99 million in 1996, and $82 million in 1995.

8. Stockholders' Equity

Common stock

In April 1989, the Company's Board of Directors approved a plan, as amended, to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, the Board of Directors declared a dividend distribution of a common share purchase right (a "Right") on each share of the Company's common stock (a "Common Share") outstanding on May 26, 1989, and each Common Share issued thereafter (subject to certain limitations). Upon becoming exercisable, each Right will entitle its holder to purchase one Common Share at an exercise price of $50 subject to adjustment. The Rights are not exercisable or transferable apart from the Common Shares unless certain events occur, including a public announcement that a person or group (an "Acquiring Person") has acquired or obtained the right to acquire 10% or more (20% or more for an Acquiring Person who has filed a Schedule 13G in accordance with the Securities Act of 1934 ["13G Filer"]) of the outstanding Common Shares or until the commencement or announcement of an intention to make a tender or exchange offer for 30% or more of the outstanding Common Shares. Unless the Rights are redeemed, in the event that an Acquiring Person acquires 10% or more (20% or more if the Acquiring Person is a 13G Filer) of the outstanding Common Shares (other than pursuant to a tender offer deemed fair by the Company's Board of Directors), each Right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of Common Shares having a market value equal to two times the exercise price. In the event that (i) the Company is acquired in a merger or business combination in which the Company is not the surviving corporation or in which the Common Shares are exchanged for stock or assets of another entity, or (ii) 50% or more of the Company's consolidated assets or earning power is sold, each Right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price. The Rights are redeemable, in whole but not in part, at the Company's option, at $0.0025 per Right at any time prior to becoming exercisable and in certain other circumstances. The Rights expire on May 25, 1999.

Stock-option and incentive plans

The Company's 1990 Long-Term Equity Incentive Plan ("1990 Incentive Plan") and other employee stock option plans provide the Board of Directors broad discretion in creating employee equity incentives and authorize it to grant incentive and nonstatutory stock options as well as certain other awards. In addition, these plans provide for issuance to eligible employees of nonstatutory stock options to purchase common stock at or below fair market value at the date of grant subject to certain limitations set forth in the 1990 Incentive Plan. Options expire up to ten years from the date of grant or up to three months following termination of employment or service on the Board, whichever occurs earlier, and are exercisable at specified times prior to such expiration. Under the 1990 Incentive Plan, common stock may also be issued pursuant to stock purchase agreements that grant Sun certain rights to repurchase the shares at their original issue price in the event that the employment of the employee is terminated prior to certain predetermined vesting dates. The above

Sun Microsystems, Inc. 1997 Annual Report


described plans provide that shares of common stock may be sold at less than fair market value, which results in compensation expense equal to the difference between the market value on the date of grant and the purchase price. This expense, which is immaterial, is recognized over the vesting period of the shares. Sun's 1988 DirectorsO Stock Option Plan provides for the automatic grant of stock options to nonemployee directors at each annual meeting of stockholders and on the date each such person becomes a director. These options are granted at fair market value on the date of grant and have a term of five years. Finally, in connection with the acquisition of Lighthouse Design, Ltd., in fiscal year 1996, former shareholders who are now employees of the Company are entitled to receive up to approximately 650,000 shares of stock upon achievement of specific performance criteria over the next three years.

Information with respect to stock option and stock purchase rights activity is as follows:

                                                                    Outstanding Options/Rights
                                             Shares           Number           Price per Share     Weighted
                                          Available        of Shares                                Average
(In thousands, except per share amounts)  for Grant                                          Exercise Price
-------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                   2,172             53,696            $   0.00017-$9.25   $ 5.99
Additional shares reserved                13,400               --                    --              --
Grants                                   (14,372)            14,372            $ 0.00017-$12.282   $ 8.50
Exercises                                   --              (14,312)           $  0.00017-$8.532   $ 5.71
Cancellations                              3,484             (4,508)           $     4.19-$8.719   $ 6.49
-------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                   4,684             49,248            $  0.0025-$12.282   $ 6.84
Additional shares reserved                49,040               --                    --              --
Grants                                   (12,886)            12,886            $ 0.00034-$30.125   $20.25
Exercises                                   --               (9,762)           $   0.00034-$19.5   $ 6.78
Cancellations                              4,440             (4,616)           $   0.005-$30.125   $ 7.64
-------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                  45,278             47,756            $   0.005-$30.125   $10.84
Additional shares reserved                   300               --                    --              --
Grants                                   (13,289)            13,289            $0.00067-$33.9375   $26.90
Exercises                                   --               (7,367)           $    0.01-$30.125   $ 6.99
Cancellations                              1,840             (2,319)           $    0.01-$33.375   $13.32
-------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                  34,129             51,359            $0.00067-$33.9375   $15.44
-------------------------------------------------------------------------------------------------------------

Notes to consolidated financial statements


The following table summarizes significant ranges of outstanding and exercisable options at June 30, 1997:

                                      Outstanding Options                     Options Exercisable
-------------------------------------------------------------------------------------------------------
Range of                     Shares       Weighted        Weighted           Shares           Weighted
Exercise Prices                            Average         Average                             Average
                                         Remaining        Exercise                            Exercise
                                     Life in Years           Price                               Price
-------------------------------------------------------------------------------------------------------
$0.00067-$5.00            4,288,300          4.0          $ 4.5504        2,278,900           $ 4.5733
$  5.001-$10.00          21,839,399          5.4          $ 7.4012        6,886,896           $ 7.2443
$10.0001-$15.00           2,749,740          6.0          $11.5599          442,300           $11.7329
$15.0001-$20.00           1,985,000          6.4          $19.5000          304,680           $19.5000
$20.0001-$25.00           8,175,662          7.2          $23.6645        1,068,788           $23.3494
$25.0001-$30.00           9,803,134          7.6          $27.1950            2,500           $26.6250
$30.0001-$33.9375         2,517,930          7.6          $32.2730          159,306           $30.1250
-------------------------------------------------------------------------------------------------------
                         51,359,165          6.2          $15.4370       11,143,370           $ 9.0874


At June 30,  1997,  options to  purchase  approximately  11,143,000  shares were exercisable at prices from $4.1875 to $30.1250 with a weighted average and aggregate exercise price of $9.0874 and $101,264,000, respectively (8,898,000 shares at an aggregate price of $57,012,000 at June 30, 1996).

At June 30, 1997, the Company retains repurchase rights to 1,059,000 shares issued pursuant to stock-purchase agreements and other stock plans.

The weighted average fair value at date of grant for options granted during 1997, 1996, and 1995 was $17.873, $11.517, and $4.904 per option, respectively.
The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                 1997               1996             1995
------------------------------------------------------------
Expected life     8.1               7.7              7.6
Interest rate     6.06%             6.36%            7.25%
Volatility       46.60%            57.99%           38.86%
Dividend yield       0                 0                0
------------------------------------------------------------

Employee stock-purchase plan

To provide employees with an opportunity to purchase common stock of Sun through payroll deductions, Sun established the 1990 Employee Stock Purchase Plan. Under this plan, Sun's employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of enrollment or

Sun Microsystems, Inc. 1997 Annual Report


the date of purchase whichever is less. Pursuant to this plan, and the Company's 1984 Employee Stock Purchase Plan (which terminated in August 1992), the Company issued approximately 2,928,689; 4,714,000; and 8,808,000 shares of common stock in fiscal 1997, 1996, and 1995, respectively. At June 30, 1997, approximately 13,235,825 shares remained available for future issuance.

Common stock repurchase programs

In December 1990, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Employee Stock Purchase Plan. In fiscal 1997, the Company repurchased 2,919,632 shares at a cost of approximately $88 million under this program (3,077,488 shares at a cost of approximately $63 million in fiscal 1996).

In June 1995, the Board of Directors approved a plan to repurchase approximately 48 million shares of the Company's common stock. During fiscal 1997 the Company repurchased 8,904,258 shares at a cost of approximately $236 million under this program (34,388,000 shares at a cost of approximately $460 million in 1996).

In August 1996, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Long-Term Equity Incentive Plan. In fiscal 1997, the Company repurchased 4,248,729 shares at a cost of approximately $132 million under this program.

When the treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance is charged to retained earnings.

Stock-based compensation

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, which require compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of grant.

Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," permits companies to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. In management's opinion, the existing stock option valuation models do not necessarily provide a reliable single measure of the fair value of stock-based awards. Therefore, as permitted, the Company will continue to apply the existing accounting rules under APB 25 and provide pro forma net income and pro forma earnings per share disclosures for stock-based awards made during the year as if the fair-value-based method defined in FAS 123 had been applied. For employee stock options, the fair value of the stock options was estimated as of the date of grant using the Black-Scholes option pricing model. Input variables used in the model include a weighted average risk-free interest rate using the eight-year Treasury Yield as of the date of grant ranging from 6.02% to 6.90% for fiscal year 1997, expected dividend yield of 0%, estimated volatility factor of the expected market price of the Company's common stock of 46.6%, and an estimated option life of 8.1 years.

For the Employee Stock Purchase Plan, the fair value of the stock was calculated using actuals for the plans expiring during the year. For plans expiring after year end, the fair value was calculated using estimated shares to be purchased and estimated purchase price.

Stock-based compensation costs would have reduced pretax income by $76,033,000 and $35,116,000 in fiscal 1997 and 1996, respectively, ($51,703,000 and
$23,879,000 after tax and $.08 and $.05 per share) if the fair values of the options granted in that year had been recognized as compensation expense on a straight line basis over the vesting period of the grant. The pro forma effect on net income for fiscal 1997 and 1996 is not representative of the pro forma effect on net income in the future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

Pro forma net income and earnings per share are as follows:

 (In thousands, except per share amounts)    1997             1996
------------------------------------------------------------------
Pro forma net income                     $710,717         $452,509
------------------------------------------------------------------
Pro forma common
 stock equivalents                        377,288          390,390
------------------------------------------------------------------
Pro forma earnings per share             $   1.88         $   1.16
------------------------------------------------------------------

Notes to consolidated financial statements


9. Industry-Segment, Geographic, and Customer Information

Sun, which operates in a single industry segment, designs, manufactures, markets, and services network computing systems and software solutions that feature networked desktops and servers. No customer accounted for 10% or more of revenues in fiscal 1997, 1996, or 1995. Operations of Sun's overseas subsidiaries consist of sales, service, distribution, and manufacturing.

Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions. In addition, United States export sales approximated 3.0%, 3.8%, and 3.6% of net revenues during fiscal 1997, 1996, and 1995, respectively.

Information regarding geographic areas at June 30, 1997, 1996, and 1995, and for each of the years then ended, is as follows:

                                                      Geographic Area
                                                      United         Europe        Japan        Rest of   Eliminations      Total
(In thousands)                                        States                                      World
------------------------------------------------------------------------------------------------------------------------------------
June 30, 1997, and for the year then ended:
Sales to unaffiliated
 customers                                        $ 4,709,343   $ 2,177,319   $   958,753   $   752,931   $      --      $ 8,598,346
Intercompany transfers                                978,981     2,018,531        17,973        61,724    (3,077,209)          --
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                      $ 5,688,324   $ 4,195,850   $   976,726   $   814,655   $(3,077,209)   $ 8,598,346
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                  $   477,136   $   522,575   $    13,958   $     8,116   $     4,733    $ 1,026,518
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                               $ 4,079,585   $ 2,408,106   $   360,814   $   385,763   $(2,536,994)   $ 4,697,274
------------------------------------------------------------------------------------------------------------------------------------
Liabilities                                       $ 2,351,239   $ 1,284,970   $   350,076   $   369,868   $(2,400,816)   $ 1,955,337
------------------------------------------------------------------------------------------------------------------------------------
June 30, 1996, and for the year then ended:
Sales to unaffiliated
 customers                                        $ 3,791,154   $ 1,778,712   $   991,044   $   533,841   $      --      $ 7,094,751
Intercompany transfers                                944,785     1,586,615        16,847        50,868    (2,599,115)          --
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                      $ 4,735,939   $ 3,365,327   $ 1,007,891   $   584,709   $(2,599,115)   $ 7,094,751
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                  $   280,296   $   370,034   $    23,690   $     6,497   $    (5,505)   $   675,012
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                               $ 3,721,745   $ 1,542,890   $   325,417   $   319,262   $(2,108,405)   $ 3,800,909
------------------------------------------------------------------------------------------------------------------------------------
Liabilities                                       $ 2,023,047   $   891,360   $   305,045   $   318,834   $(1,988,863)   $ 1,549,423
------------------------------------------------------------------------------------------------------------------------------------
June 30, 1995, and for the year then ended:
Sales to unaffiliated
 customers                                        $ 3,136,328   $ 1,490,960   $   866,440   $   408,157   $      --      $ 5,901,885
Intercompany transfers                                945,264     1,189,536        17,590        36,458    (2,188,848)          --
------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                      $ 4,081,592   $ 2,680,496   $   884,030   $   444,615   $(2,188,848)   $ 5,901,885
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                  $   242,078   $   251,248   $    17,385   $     9,371   $   (19,726)   $   500,356
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                               $ 3,573,509   $ 1,301,731   $   378,052   $   215,750   $(1,924,489)   $ 3,544,553
------------------------------------------------------------------------------------------------------------------------------------
Liabilities                                       $ 1,793,964   $   934,427   $   337,589   $   199,800   $(1,843,822)   $ 1,421,958
------------------------------------------------------------------------------------------------------------------------------------


Sun Microsystems, Inc. 1997 Annual Report


10. Contingencies

In March 1990 Sun received a letter from Texas Instruments Incorporated ("TI") alleging that a substantial number of Sun's products infringe certain of TI's patents. Based on discussions with TI, Sun believes that it will be able to negotiate a license agreement with TI and that the outcome of this matter will not have a material adverse impact on Sun's financial position or its results of operations or cash flows in any given fiscal year. Such a negotiated license may or may not have a material adverse impact on Sun's results of operations or cash flows in a given fiscal quarter depending upon various factors, including but not limited to the structure and amount of royalty payments, offsetting consideration from TI, if any, and allocation of royalties between past and future product shipments, none of which can be forecast with reasonable certainty at this time.

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


11. Quarterly Financial Data (unaudited)

                                                       Fiscal 1997 Quarter Ended
(In thousands,
 except per share amounts)      June 30     March 30   December 29  September 29
--------------------------------------------------------------------------------
Net revenues                   $2,543,121   $2,114,618   $2,081,588   $1,859,019
Gross margin                    1,281,358    1,061,424    1,048,186      886,918
Operating income                  337,679      257,010      255,845      175,984
Net income                        237,178      223,511      178,341      123,390
Net income per share           $     0.61   $     0.58   $     0.46   $     0.31
--------------------------------------------------------------------------------


                                                       Fiscal 1996 Quarter Ended
(In thousands,
 except per share amounts)      June 30     March 30   December 31     October 1
--------------------------------------------------------------------------------
Net revenues                   $2,018,062   $1,840,028   $1,751,383   $1,485,278
Gross margin                      903,020      823,340      778,718      668,445
Operating income                  182,306      201,791      177,971      112,944
Net income                        122,336      143,307      126,049       84,696
Net income per share           $     0.31   $     0.37   $     0.32   $     0.21
--------------------------------------------------------------------------------

12. Subsequent Events (unaudited)

On July 17, 1997, the Company signed a definitive agreement to purchase certain assets from Encore Computer Corporation, for $185,000,000 in cash, and the assumption of specific liabilities. Upon and subject to closing, the transaction will be accounted for as a purchase and, on this basis, the purchase price will be allocated to tangible and intangible assets and in-process research and development.

The closing of this acquisition is contingent upon the completion of various closing conditions.

During August 1997, the Company acquired all of the outstanding shares of capital stock of Diba, Inc. The transaction will be accounted for as a purchase and, on this basis, the purchase price will be allocated to tangible assets, intangible assets, and in-process research and development.

Report of Ernst & Young LLP, Independent Auditors


The Board of Directors and Stockholders, Sun Microsystems,  Inc.

We have audited the accompanying consolidated balance sheets of Sun Microsystems, Inc. as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Microsystems, Inc. at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                    /s/Ernst & Young LLP


Palo Alto, California
July 16, 1997

44