Form 10-K, Exhibit 13
period 1998-06-30
SUN MICROSYSTEMS INC
filed 1998-09-25
CIK 709519

                                FINANCIAL REVIEW
















OPEN HERE FOR A LONG-TERM VIEW OF SUN'S GROWTH

HISTORICAL FINANCIAL REVIEW OF SUN MICROSYSTEMS, INC.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME                   YEARS ENDED JUNE 30,

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)              1998             1997             1996             1995
------------------------------------------------------------------------------------------------------------
                                           Dollars      %   Dollars      %   Dollars      %   Dollars      %
                                           -----------------------------------------------------------------
Net revenues                                $9,791  100.0    $8,598  100.0    $7,095  100.0    $5,902  100.0
                                           -----------------------------------------------------------------
Costs and expenses:
  Cost of sales                              4,693   47.9     4,320   50.2     3,921   55.3     3,336   56.5
  Research and development                   1,014   10.4       826    9.6       653    9.2       563    9.5
  Selling, general and administrative        2,777   28.4     2,402   27.9     1,788   25.2     1,503   25.5
  Purchased in-process research
    and development                            177    1.8        23    0.3        58    0.8        --     --
Total costs and expenses                     8,661   88.5     7,571   88.0     6,420   90.5     5,402   91.5
                                           -----------------------------------------------------------------
Operating income                             1,130   11.5     1,027   12.0       675    9.5       500    8.5
Gain on sale of equity investment               --     --        62    0.7        --     --        --     --
Interest income (expense), net                  46    0.5        32    0.4        34    0.5        23    0.4
Litigation settlement                           --     --        --     --        --     --        --     --
Income before income taxes                   1,176   12.0     1,121   13.1       709   10.0       523    8.9
Provision for income taxes                     413    4.2       359    4.2       232    3.3       167    2.8
                                           -----------------------------------------------------------------
Net income                                  $  763    7.8    $  762    8.9    $  477    6.7    $  356    6.1
Net income per common share--diluted        $ 1.93           $ 1.96           $ 1.21           $ 0.91
                                           -----------------------------------------------------------------
Shares used in the calculation of net
  income per common share--diluted             394              389              393              394
------------------------------------------------------------------------------------------------------------


OPERATING AND CAPITALIZATION DATA                           YEARS ENDED JUNE 30,

                                                         1998          1997          1996          1995
-------------------------------------------------------------------------------------------------------
Total assets (millions)                              $  5,771      $  4,697      $  3,801      $  3,545
                                                     --------------------------------------------------

Long-term debt and other obligations (millions)      $     75      $    106      $     60      $     91
                                                     --------------------------------------------------

Current ratio                                             2.0           2.0           2.0           2.2
                                                     --------------------------------------------------

Long-term debt-to-equity ratio                             --         0.015         0.018         0.039
                                                     --------------------------------------------------

Return on average equity                                  24%           31%           22%           19%
                                                     --------------------------------------------------

Return on average capital                                 24%           30%           23%           18%
                                                     --------------------------------------------------

Return on average assets                                  15%           18%           13%           11%
                                                     --------------------------------------------------

Effective income tax rate                               35.1%           32%           33%           32%
                                                     --------------------------------------------------

Average shares and equivalents (thousands)            394,274       388,967       393,380       393,700
                                                     --------------------------------------------------

Book value per outstanding share                     $   9.34      $   7.40      $   6.05      $   5.39
-------------------------------------------------------------------------------------------------------

HISTORICAL FINANCIAL REVIEW OF SUN MICROSYSTEMS, INC.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME                   YEARS ENDED JUNE 30,

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)          1994            1993            1992           1991           1990           1989
-----------------------------------------------------------------------------------------------------------------------------------
                                        Dollars     %  Dollars      %  Dollars      %  Dollars     %  Dollars     %  Dollars     %
                                        -------------------------------------------------------------------------------------------
Net revenues                             $4,690 100.0   $4,309  100.0   $3,589  100.0   $3,221 100.0   $2,466 100.0   $1,765 100.0
                                        -------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales                           2,753  58.7    2,518   58.4    1,963   54.7    1,758  54.6    1,399  56.7    1,010  57.2
  Research and development                  500  10.7      445   10.3      382   10.6      356  11.1      302  12.2      234  13.3
  Selling, general and administrative     1,160  24.7    1,105   25.7      983   27.4      812  25.2      588  23.9      433  24.5
  Purchased in-process research
    and development                          --    --       --     --       --     --       --    --       --    --       --    --
Total costs and expenses                  4,413  94.1    4,068   94.4    3,328   92.7    2,926  90.9    2,289  92.8    1,677  95.0
                                        -------------------------------------------------------------------------------------------
Operating income                            277   5.9      241    5.6      261    7.3      295   9.1      177   7.2       88   5.0
Gain on sale of equity investment            --    --       --     --       --     --       --    --       --    --       --    --
Interest income (expense), net                6   0.1       (2)    --       (6)  (0.2)     (11) (0.3)     (23) (0.9)     (10) (0.6)
Litigation settlement                        --    --      (15)  (0.4)      --     --       --    --       --    --       --    --
Income before income taxes                  283   6.0      224    5.2      255    7.1      284   8.8      154   6.3       78   4.4
Provision for income taxes                   87   1.8       67    1.6       82    2.3       94   2.9       43   1.8       17   1.0
                                        -------------------------------------------------------------------------------------------
Net income                               $  196   4.2   $  157    3.6   $  173    4.8   $  190   5.9   $  111   4.5   $   61   3.4
Net income per common share--diluted     $ 0.50         $ 0.37          $ 0.42          $ 0.45         $ 0.30         $ 0.19
                                        -------------------------------------------------------------------------------------------
Shares used in the calculation of net
  income per common share--diluted          388            430             431             439            395            348
-----------------------------------------------------------------------------------------------------------------------------------


OPERATING AND CAPITALIZATION DATA                           YEARS ENDED JUNE 30,

                                                       1994         1993         1992         1991         1990         1989
----------------------------------------------------------------------------------------------------------------------------
Total assets (millions)                            $  2,898     $  2,768     $  2,672     $  2,326     $  1,779     $  1,269
                                                   -------------------------------------------------------------------------

Long-term debt and other obligations (millions)    $    122     $    178     $    348     $    401     $    359     $    145
                                                   -------------------------------------------------------------------------

Current ratio                                           2.0          2.4          2.6          2.5          2.6          1.9
                                                   -------------------------------------------------------------------------

Long-term debt-to-equity ratio                        0.075         0.11         0.23         0.33         0.39         0.22
                                                   -------------------------------------------------------------------------

Return on average equity                                12%          10%          13%          18%          14%          12%
                                                   -------------------------------------------------------------------------

Return on average capital                               12%           9%          10%          13%          11%           9%
                                                   -------------------------------------------------------------------------

Return on average assets                                 7%           6%           7%           9%           7%           6%
                                                   -------------------------------------------------------------------------

Effective income tax rate                               33%          30%          32%          33%          28%          22%
                                                   -------------------------------------------------------------------------

Average shares and equivalents (thousands)          387,056      420,500      406,560      412,268      377,476      340,664
                                                   -------------------------------------------------------------------------

Book value per outstanding share                   $   4.34     $   4.03     $   3.72     $   3.15     $   2.51     $   1.97
----------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING TABLE SETS FORTH ITEMS FROM SUN'S CONSOLIDATED STATEMENTS OF INCOME AS A PERCENTAGE OF NET REVENUES:

                                                     1998          1997           1996
--------------------------------------------------------------------------------------
Net revenues:
  Products                                           87.9          90.1           90.2
  Services                                           12.1           9.9            9.8
                                                  ------------------------------------
Total net revenues                                  100.0%        100.0%         100.0%

Cost of sales:
  Products                                           40.5          44.0           48.9
  Services                                            7.4           6.2            6.4
                                                  ------------------------------------
Total cost of sales                                  47.9          50.2           55.3
Gross margin                                         52.1          49.8           44.7
Research and development                             10.4           9.6            9.2
Selling, general and administrative                  28.4          27.9           25.2
Purchased in-process research and development         1.8           0.3            0.8
                                                  ------------------------------------
Operating income                                     11.5          12.0            9.5
Gain on sale of investment                             --           0.7             --
Interest income, net                                  0.5           0.4            0.5
                                                  ------------------------------------
Income before income taxes                           12.0          13.1           10.0
Provision for income taxes                            4.2           4.2            3.3
                                                  ------------------------------------

Net income                                            7.8%          8.9%           6.7%
--------------------------------------------------------------------------------------

This Annual Report, including the following sections, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding market opportunities, market share growth, competitive growth, new product introductions, success of research and development, research and development expenses, customer acceptance of new products, gross margin and selling, general and administrative expenses. These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth below, specifically those contained in "Future Operating Results," identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, adverse changes in general economic conditions, including adverse changes in the specific markets for the Company's products, adverse business conditions, decreased or lack of growth in the computing industry, adverse changes in customer order patterns, increased competition, lack of acceptance of new products, pricing pressures, lack of success in technological advancements, risks associated with foreign operations (including the downturn of economic trends and unfavorable currency movements in the Asia Pacific marketplace), risks associated with the Company's efforts to comply with Year 2000 requirements, and other factors, including those listed below.

RESULTS OF OPERATIONS

NET REVENUES

Sun's products net revenues increased $856 million, or 11%, to $8,603 million in fiscal 1998, compared with an increase of $1,355 million, or 21%, in fiscal 1997. More than 50% of the increase in products revenues in fiscal 1998 resulted from increased demand throughout the fiscal year for workgroup, enterprise, and departmental servers and high-end desktop systems and to a lesser extent from high-end storage, memory and related products. The increase in products revenues in fiscal 1997 over fiscal 1996 was primarily attributable to increased shipments of richly configured servers, and higher revenues from memory, storage options, and accessories.

Sun's services net revenues increased $336 million, or 40%, to $1,188 million in fiscal 1998, compared with an increase of $149 million, or 21%, in fiscal 1997. The increase in services revenues is primarily the result of a larger installed product base due to increased product unit sales as described above, as well as increased revenues associated with Sun professional services. The increase in services revenue from fiscal 1996 to fiscal 1997 is primarily the result of products revenue growth.

In fiscal 1998 and fiscal 1997, domestic net revenues grew by 16% and 25%, respectively, while international net revenues (including United States exports) grew 12% and 17%, respectively. Revenues from international operations represented 48%, 49%, and 50% of total revenues in fiscal 1998, 1997, and 1996, respectively.

European net revenues increased 20% in fiscal 1998 and 1997, primarily due to continued market acceptance of Sun's network computing products and services in most major European markets.

Japan net revenues decreased 5% for fiscal 1998, compared to a decrease of 3% in fiscal 1997. The Company attributes the decrease in revenues to current macroeconomic trends affecting the Japanese market, including currency movements against the U.S. dollar. The Company does not expect these trends to change materially in the near term. The foregoing is a forward-looking statement that is subject to risks and uncertainties, and actual results may differ materially from those set forth in such statement as a result of a number of factors. In particular, if the economic trends in Japan significantly worsen in a quarter or decline over an extended period of time, the Company's results from operations and cash flows would be adversely affected.

Net revenues in Rest of World increased by 9% in fiscal 1998, compared with 33% in fiscal 1997, primarily due to expanding markets in China, Australia, and Latin America. This slowing in the growth rate in fiscal 1998 is attributable to a downturn in economic trends and unfavorable currency movements in the Asia Pacific marketplace.

A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. As a result, the Company's results could be significantly adversely affected by factors such as changes in foreign currency exchange rates or real economic conditions in the foreign markets in which the Company distributes its products. The Company is primarily exposed to changes in exchange rates on the Japanese yen, British pound sterling, French franc, and German mark. When the U.S. dollar strengthens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales decreases. When the U.S. dollar weakens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales increases. Correspondingly, the U.S. dollar value of non-U.S. dollar-based costs increases when the U.S. dollar weakens and decreases when the U.S. dollar strengthens. Overall the Company is a net receiver of currencies other than the U.S. dollar and as such, benefits from a weaker dollar, and is adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect the Company's consolidated sales and gross margins as expressed in U.S. dollars.

To mitigate the short-term effect of changes in currency exchange rates on the Company's non-U.S. dollar-based sales, product procurement, and operating expenses, the Company regularly hedges its net non-U.S. dollar-based exposures by entering into foreign exchange forward and option contracts to hedge transactions. Currently, hedges of transactions do not extend beyond three months. Given the short-term nature of the Company's foreign exchange forward and option contracts, the Company's exposure to risk associated with currency market movement on these instruments is not material. See "Other Financial Instruments" in Note 1 of the "Notes to Consolidated Financial Statements" for more details.

GROSS MARGIN

Products gross margin was 53.8% for fiscal 1998, compared with 51.1% and 45.7% for fiscal 1997 and 1996, respectively.

The increase in products gross margin in fiscal 1998 resulted primarily from sales of more richly configured, higher margin servers and desktop systems, and to a lesser extent, from decreased component costs. The increase in products gross margin in fiscal 1997 over fiscal 1996 was primarily due to increased shipments of richly configured servers and higher revenues from memory, storage options, and accessories.

Services gross margin was 39.3% for fiscal 1998, compared with 37.7% and 35.5% for fiscal 1997 and 1996, respectively. These increases reflect the increase in services revenues year over year as the result of a larger installed base and increased investment by the Company in its services business.

The factors described above resulted in a favorable impact on gross margin. The Company continuously evaluates the competitiveness of its product offerings. These evaluations could result in repricing actions in the near term. Sun's future operating results would be adversely affected if such repricing actions were to occur and the Company was unable to mitigate the resulting margin pressure by maintaining a favorable mix of systems, software, service, and other products, and by achieving component cost reductions, operating efficiencies, and increasing volumes.

RESEARCH AND DEVELOPMENT

Research and development (R&D) expenses increased $188 million, or 22.7%, in fiscal 1998 to $1,014 million, compared with an increase of $173 million, or 26.5%, in fiscal 1997. As a percentage of net revenues, R&D expenses were 10.4%, 9.6%, and 9.2% in fiscal 1998, 1997, and 1996, respectively. The increase in R&D spending, both in dollars and as a percentage of revenues, was a result of the Company's continued significant investment related to the development of hardware and software products that utilize the Java architecture, and new server and storage products. The remaining increase in dollar amount of such expenses is primarily attributable to continued development of UltraSPARC systems, further development of products obtained through acquisitions, and increased compensation due primarily to higher levels of staffing. The increase as a percentage of net revenues reflects the Company's belief that to maintain its competitive position in a market characterized by rapid rates of technological advancement for systems and software products, as well as microprocessor technologies, the Company must continue to invest significant resources in new systems, software, and microprocessor development, as well as in enhancements to existing products. The Company expects R&D expenses to increase in dollar amount in fiscal 1999 while remaining in the range of 10% of revenue.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative (SG&A) expenses increased $375 million, or 15.6%, in fiscal 1998 to $2,777 million compared with an increase of $615 million, or 34.4%, in fiscal 1997. As a percentage of net revenues, these expenses were 28.4%, 27.9%, and 25.2% in fiscal 1998, 1997, and 1996, respectively. The increase as a percentage of net revenues in fiscal 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


reflects, in part, the Company's ongoing efforts to expand its demand creation programs and service and support organizations. The dollar increase also reflects investments aimed at improving Sun's own business processes. The increase in dollar amount of SG&A expenses in fiscal 1997 was primarily attributable to increased marketing costs related to new product introductions and other promotional programs, and an increase in compensation resulting primarily from higher levels of marketing and sales head count. In fiscal 1999, the Company expects SG&A expenses to increase in dollar amount, as the Company continues to invest in efforts to achieve additional operating efficiencies through the continual review and improvement of business processes. In addition, the Company expects to continue to hire personnel to drive its demand-creation programs and service and support organizations.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

Purchased in-process research and development of $176.4 million, $23 million, and $57.9 million in fiscal 1998, 1997, and 1996, respectively, represents the write-off of technology associated with the Company's acquisitions of Diba, Inc.; Integrity Arts, Inc.; Chorus Systems, S.A.; Red Cape Software,
Inc.; and the storage products business of Encore Computer Corporation in fiscal 1998, Long View Technologies, LLC in fiscal 1997 and Integrated Micro Products plc, and Lighthouse Design, Ltd. in fiscal 1996. See also "Acquisitions" in Footnote 2 of the "Notes to Consolidated Financial Statements."

GAIN ON SALE OF EQUITY INVESTMENT

In fiscal 1997, the gain on sale of equity investment of $62 million represents net proceeds from the sale of the Company's equity investment in Iona Technologies, plc.

INTEREST INCOME (EXPENSE), NET

The Company's interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in the U.S. interest rates affect the interest earned on the Company's cash equivalents and short-term investments as well as interest paid on its short-term borrowings. To mitigate the impact of fluctuations in U.S. interest rates, the Company has entered into an interest rate swap transaction. This swap is intended to better match the Company's floating-rate interest income on its cash equivalents and short-term investments with the interest expense on its note payable.

Net interest income increased to $46.1 million in fiscal 1998, compared with $32.4 million and $33.9 million in fiscal 1997 and fiscal 1996, respectively. The increase in net interest income for fiscal 1998 is primarily the result of higher interest earnings due to a larger average portfolio of cash and investments as compared with the corresponding period in fiscal 1997. The decrease in net interest income for fiscal 1997, as compared with fiscal 1996, was primarily the result of lower interest earnings due to a smaller average portfolio of cash and investments as compared to the corresponding period in fiscal 1996.

The principal/notional amount of the Company's cash equivalents and short-term investments at June 30, 1998 were $783.8 million. These investments, which generally mature in fiscal 1999, bear interest at an average rate of 5.2% and have a fair market value of $783.9 million.

INCOME TAXES

The effective tax rate for fiscal 1998 was 33% before a $25.2 million tax charge resulting from a nonrecurring write-off of in-process research and development associated with the acquisitions of Diba, Inc.; Integrity Arts, Inc.; and Red Cape Software, Inc. The effective tax rate for fiscal 1997 was 32%. The effective tax rate for fiscal 1996 was 32% before a $5.7 million tax charge resulting from a nonrecurring write-off of in-process research and development associated with the acquisition of Lighthouse Design, Ltd.

The Company currently expects its effective tax rate to remain at 33% for fiscal 1999. This rate excludes the impact of potential mergers and acquisitions, the tax effect of which will be accounted for in the interim quarter in which the transaction takes place. The expected rate is based on current tax law and current estimate of earnings, and is subject to change.

FUTURE OPERATING RESULTS

The markets for Sun's products and services are intensely competitive and subject to continuous, rapid technological change, short product life cycles, and frequent product performance improvements and price reductions. Due to the breadth of the Company's product lines and the scalability of its products and network computing model, Sun competes in many segments of the network computing market across a broad spectrum of customers. The Company expects the markets for its products and technologies, as well as its competitors within such markets, will continue to change as the rightsizing trend shifts customer buying patterns to network-based systems, which often employ solutions from multiple vendors. Competition in these markets will also continue to intensify as Sun and its competitors, principally Hewlett-Packard Co., International Business Machines Corporation, Compaq Computer Corporation, and Silicon Graphics, Inc., aggressively position themselves to benefit from this shifting of customer buying patterns and demand. The Company is also facing competition from certain systems manufacturers, including Dell Computer Corporation and certain of its competitors listed above, whose products are based on micro-processors from Intel Corporation coupled with Windows NT operating system software from Microsoft Corporation. These products demonstrate the viability of certain networked personal computer solutions and have increased the competitive pressure, particularly in the Company's workstation and lower-end server product lines. Finally, the timing of introductions of new products and services by Sun's competitors may negatively impact the future operating results of the Company, particularly when such introductions occur in periods leading up to the Company's introduction of its own new enhanced products. The Company expects this pressure to continue and intensify into fiscal 1999. While many other technical, service, and support capabilities affect a customer's buying decision, the Company's future operating results will depend, in part, on its ability to compete with these technologies.

The Company's future operating results will depend to a considerable extent on its ability to rapidly and continuously develop, introduce, and deliver in quantity new systems, software, and service products, as well as new microprocessor technologies, that offer its customers enhanced performance at competitive prices. The development of new high-performance computer products, such as the Company's development of the UltraSPARC microprocessor, is a complex and uncertain process requiring high levels of innovation from the Company's designers and suppliers, as well as accurate anticipation of customer requirements and technological trends. Once a hardware product is developed, the Company must rapidly bring such products to volume manufacturing, a process that requires accurate forecasting of volumes, mix of products and configurations, among other things, in order to achieve acceptable yields and costs. Future operating results will depend to a considerable extent on the Company's ability to closely manage product introductions in order to minimize unfavorable patterns of customer orders, to reduce levels of older inventory, and to ensure that adequate supplies of new products can be delivered to meet customer demand. The ability of the Company to match supply and demand is further complicated by the Company's need to adjust prices to reflect changing competitive market conditions as well as the variability and timing of customer orders with respect to the Company's older products. As a result, the Company's operating results could be adversely affected if the Company is not able to correctly anticipate the level of demand for the mix of products. Because the Company is continuously engaged in this product development, introduction, and transition process, its operating results may be subject to considerable fluctuation, particularly when measured on a quarterly basis.

The Company is increasingly dependent on the ability of its suppliers to design, manufacture, and deliver advanced components required for the timely introduction of new products. The failure of any of these suppliers to deliver components on time or in sufficient quantities, or the failure of any of the Company's own designers to develop advanced innovative products on a timely basis, could result in a significant adverse impact on the Company's operating results. The inability to secure enough components to build products, including new products, in the quantities and configurations required, or to produce, test and deliver sufficient products to meet demand in a timely manner, would adversely affect the Company's net revenues and operating results. To secure components for development, production, and introduction of new products, the Company frequently makes advanced payments to certain suppliers and often enters into non-cancelable purchase commitments with vendors early in the design process. Due to the variability of material requirement specifications during the design process, the Company must closely manage material purchase commitments and respective delivery schedules. In the event of a delay or flaw in the Company's design process, the Company's operating results could be adversely affected due to the Company's obligations to fulfill such noncancelable purchase commitments.

Generally, the computer systems sold by Sun, such as the products based on UltraSPARC processors, are the result of hardware and software development such that delays in the software development can delay the ability of the Company to ship new hardware products. In addition, adoption of a new release of an operating system may require effort on the part of the customer and porting by software vendors providing applications. As a result, the timing of conversion to a new release is inherently unpredictable.

Moreover, delays by customers in adopting a new release of an operating system can limit the acceptability of hardware products tied to that release. Such delays could adversely affect the future operating results of the Company.

A significant portion of the Company's revenues is derived from international sales and is therefore subject to inherent risks related thereto, including the general economic and political conditions in each country, currency exchange rate fluctuations, the effect of the tax structures of various jurisdictions, changes to and compliance with a variety of foreign laws and regulations, trade protection measures, and import and export licensing requirements. There can be no assurance that the economic crisis and currency issues currently being experienced in certain parts of Asia will not have an adverse effect on the Company's revenue or revenue growth rates in the future. The impact of any of the foregoing factors could have an adverse effect on the Company's future financial condition and operating results.

Seasonality also affects the Company's operating results, particularly in the first and third quarter of each fiscal year. In addition, the Company's operating expenses are increasing as the Company continues to expand its operations, and future operating results will be adversely affected if revenues do not increase accordingly. Additionally, the Company plans to continue to evaluate and, when appropriate, make acquisitions of complementary technologies, products or businesses. As part of this process, the Company will continue to evaluate the value of its assets, and when necessary, make adjustments thereto. Acquisitions may involve the amortization of acquired intangible assets in periods following such acquisitions. In addition, acquisition transactions are accompanied by a number of risks, including, among other things, those associated with integrating operations, personnel, and technologies acquired, and the potential for unknown liabilities of the acquired business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION


In order to remain competitive in a rapidly changing industry, the Company is continually improving and changing its business practices, processes, and information systems. In this regard, the Company has begun to implement a number of new business practices and a series of related information systems across the enterprise that affect numerous operational and financial systems and processes. Such activities are currently planned to be fully operational in the first half of fiscal 1999. The time period in which the new business practices and related information systems will be implemented are forward-looking statements subject to risks and uncertainties, and actual results may differ materially from those set forth above as a result of a number of risk factors. In particular, the timing and duration of the implementation of the new business practices and information systems are subject to a number of risks, including the complexity of the conversion process and the new systems themselves, the transfer of business data and information from the previous system to the new system, and the need for substantial and comprehensive employee training in connection with the adoption of such new business practices and information systems. While the Company tests these new systems and processes in advance of implementation, there are inherent limitations in the Company's ability to simulate a full-scale operating environment in advance of implementing these systems. In addition, the implementation of these systems will require the Company to be without certain capabilities critical to normal operation of its business (such as processing orders and shipping product) for a period of time as the Company shifts to the new systems. There can be no assurance that this interruption in the use and availability of enterprise-wide information systems will not have a material adverse effect on the Company's business and operating results. In addition, to the extent that the Company encounters problems after introduction of these new systems and practices that prevent or limit their full utilization, there could be a material adverse impact on the Company's operating results.

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As the year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20." As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements. The Company is currently expending resources to review its products and services, as well as its internal-use software in order to identify and modify those products, services, and systems that are not Year 2000 compliant. The costs associated with this effort are not incremental to the Company, but represent reallocation of existing resources. The Company believes any modifications deemed necessary will be made on a timely basis and does not believe that the cost of such modifications will have a material effect on the Company's operating results. In addition, the Company believes that its internal system implementation efforts (as described in the above paragraph), principally conducted to improve operating efficiencies, will also address the Company's internal Year 2000 compliance issues. Additionally, the Company is in the process of evaluating the need for contingency plans with respect to Year 2000 requirements. The necessity of any contingency plan must be evaluated on a case-by-case basis and will vary considerably in nature depending on the Year 2000 issue it may need to address. The Company's expectations as to the extent and timeliness of modifications required in order to achieve Year 2000 compliance is a forward-looking statement subject to risks and uncertainties. Actual results may vary materially as a result of a number of factors, including, among others, those described in this paragraph and the paragraph below. There can be no assurance however, that the Company will be able to successfully modify on a timely basis such products, services, and systems to comply with Year 2000 requirements, which failure could have a material adverse effect on the Company's operating results.

Based on the Company's assessment to date, most newly introduced products and services of the Company are Year 2000 compliant, however some of the Company's customers are running product versions that are not Year 2000 compliant. The Company has been encouraging such customers to migrate to current product versions. In addition, the Company faces risks to the extent that suppliers of products, services, and systems purchased by the Company and others with whom the Company transacts business on a worldwide basis do not have business systems or products that comply with the Year 2000 requirements. To the extent that Sun is not able to test technology provided by third-party hardware or software vendors, Sun is in the process of obtaining assurances from such vendors that their systems are Year 2000 compliant. In the event any such third parties cannot, in a timely manner, provide the Company with products, services, or systems that meet the Year 2000 requirements, the Company's operating results could be materially adversely effected. Although the Company believes that the cost of Year 2000 modifications for both internal-use software and systems or the Company's products are not material, there can be no assurance that various factors relating to the Year 2000 compliance issues, including litigation, will not have a material adverse effect on the Company's business, operating results, or financial position.

Eleven of the 15 member countries of the European Union are scheduled to establish fixed conversion rates between their existing sovereign currencies and the Euro, and to adopt the Euro as their common legal currency effective January 1, 1999. The Euro will then trade on currency exchanges and be available for non-cash transactions. The Company is currently expending resources to review and modify its products to support the Euro's requirements, determine pricing strategies in the new economic environment, analyze the legal and contractual implications for contracts, evaluate system capabilities, and ensure banking vendors can support the Company's operations with respect to Euro transactions. The Company expects that modifications will be made to its business operations and systems on a timely basis and does not believe that the cost of such modifications will have a material adverse impact on the Company's operating results. There can be no assurance, however, the Company will be able to complete such modifications to comply with Euro requirements, which could have a material adverse effect on the Company's operating results. In addition, the Company faces risks to the extent that vendors upon whom the Company relies and their suppliers are unable to make appropriate modifications to support Euro transactions. The Company has not yet completed it evaluation of the impact of the Euro upon its functional currency designations.

While the Company cannot predict what effect these various factors may have on its financial results, the aggregate effect of these and other factors could result in significant volatility in the Company's future performance and stock price. Also see Footnote 1 "Summary of Significant Accounting Policies."

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition strengthened as of fiscal 1998 year end when compared with fiscal 1997. During fiscal 1998, operating activities generated $1,527 million in cash and cash equivalents, compared with $1,105 million in fiscal 1997. Accounts receivable increased $179 million, or 11%, to $1,846 million, due primarily to a 13% increase in net revenues in the fourth quarter of fiscal 1998 as compared with the corresponding period of 1997. Deferred tax assets and other current and noncurrent assets increased $240 million, or 35% to $920 million, due primarily to the timing of payments for income and other taxes, and due to the recording of goodwill and other intangible assets related to the Company's acquisitions. Accrued liabilities and other increased $185 million, or 30%, due in part to increases in sales and marketing costs. Accounts payable increased $27 million, or 6% due in part to additional operating expenses associated with the expansions of business and corresponding increase in head count.

The Company's investing activities used $1,169 million of cash in fiscal 1998, an increase of $625 million from the $544 million used in fiscal 1997. The increase resulted primarily from payments made for additions to property, plant and equipment, and in connection with acquisitions. Additions to property, plant and equipment totaled $830 million, up $276 million, or 50%, from fiscal 1997 additions, primarily due to the real estate development of the Company's facilities and capital additions to support increased head count. The Company plans to expend $800 to $900 million during fiscal 1999 related to fixed asset additions, including approximately $300 million associated with the development of additional campuses in Colorado, Massachusetts, California, and the United Kingdom. In connection with the acquisition of NetDynamics, Inc. and other acquisitions expected to be completed in the first and second quarters of fiscal 1999, contingent upon the completion of various closing conditions, the Company also expects to record in-process research and development write-offs that are not likely to exceed $170 million.

Approximately $195 million of cash was used by financing activities in fiscal 1998, compared with $430 million used in fiscal 1997. This change is primarily due to a reduction in the dollar value of shares repurchased, from $456 million for fiscal 1997 to $284 million for fiscal 1998, retirement of the receivable purchase agreement of $125 million in 1997, and repayment of short-term borrowings of $93 million.

The Company's exposure to interest rate risk on the $40 million mortgage loan, due in May 1999, and the international short-term borrowings of $7 million is not material, given the short-term maturity of these instruments and the Company's evaluation of the potential for rate changes associated with such instruments. The Company has entered into an interest rate swap agreement (exchanging a fixed rate for variable) related to the $40 million mortgage loan. The potential impact of this swap agreement on the Company's mortgage loan interest rate is not expected to be material.

At June 30, 1998, the Company's primary sources of liquidity consisted of cash, cash equivalents, and short-term investments of $1,298 million, and a revolving credit facility with banks aggregating $500 million, which was available subject to compliance with certain covenants, and $694 million of borrowings under available lines of credit to the Company's international subsidiaries. On October 16, 1997, the Company filed a Registration Statement with the Securities and Exchange Commission relating to the registration for public offering of senior and subordinated debt securities and common stock with an aggregate initial public offering price of up to $1 billion. On October 24, 1997, the Registration Statement became effective, so that the Company may now choose to offer, from time to time, the debt securities and common stock pursuant to Rule 415 in one or more separate series, in amounts, at prices, and on terms to be set forth in the prospectus contained in the Registration Statement and in one or more supplements to the prospectus. The Company believes that the liquidity provided by existing cash and short-term investment balances and the borrowing arrangements described above will provide sufficient capital to meet the Company's requirements through fiscal 1999. However the Company believes the level of financial resources is a significant competitive factor in its industry and may choose at any time to raise additional capital through debt or equity financing to strengthen its financial position, facilitate growth, and provide the Company with additional flexibility to take advantage of business opportunities that may arise.

CONSOLIDATED STATEMENTS OF INCOME


                                                                     Years Ended June 30,

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             1998            1997           1996
----------------------------------------------------------------------------------------
 Net revenues:
   Products                                    $8,603,259      $7,747,115     $6,392,358
   Services                                     1,187,581         851,231        702,393
                                               -----------------------------------------

Total net revenues                              9,790,840       8,598,346      7,094,751
Costs and expenses:
   Cost of sales--products                      3,972,283       3,790,284      3,468,416
   Cost of sales--services                        721,053         530,176        452,812
   Research and development                     1,013,782         825,968        653,044
   Selling, general and administrative          2,777,264       2,402,442      1,787,567
   Purchased in-process research
     and development                              176,384          22,958         57,900
                                               -----------------------------------------

Total costs and expenses                        8,660,766       7,571,828      6,419,739
Operating income                                1,130,074       1,026,518        675,012
Gain on sale of equity investment                      --          62,245             --
Interest income                                    47,663          39,899         42,976
Interest expense                                   (1,571)         (7,455)        (9,114)
                                               -----------------------------------------

Income before income taxes                      1,176,166       1,121,207        708,874
Provision for income taxes                        413,304         358,787        232,486
                                               -----------------------------------------

Net income                                     $  762,862      $  762,420     $  476,388
                                               -----------------------------------------

Net income per common share--basic             $     2.04      $     2.07     $     1.28
                                               -----------------------------------------

Net income per common share--diluted           $     1.93      $     1.96     $    1.21
                                               -----------------------------------------

Shares used in the calculation of net income
  per common share--basic                         373,728         368,426        371,134
                                               -----------------------------------------

Shares used in the calculation of net income
  per common share--diluted                       394,274         388,967        393,380
----------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED BALANCE SHEETS

                                                                                       AT JUNE 30,

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                             1998           1997
                                                                         ----------     ----------
ASSETS
Current assets:
   Cash and cash equivalents                                             $  822,267     $  660,170
   Short-term investments                                                   476,185        452,590
   Accounts receivable, net of allowances of
     $235,563 in 1998 and $196,091 in 1997                                1,845,765      1,666,523
   Inventories                                                              346,446        437,978
   Deferred tax assets                                                      371,841        286,720
   Other current assets                                                     285,021        224,469
                                                                         -------------------------

       Total current assets                                               4,147,525      3,728,450
Property, plant and equipment:
   Machinery and equipment                                                1,251,660      1,057,239
   Furniture and fixtures                                                   113,636         93,078
   Leasehold improvements                                                   256,233        166,745
   Land and buildings                                                       635,699        341,279
                                                                         -------------------------

                                                                          2,257,228      1,658,341
Accumulated depreciation and amortization                                  (956,616)      (858,448)
                                                                         -------------------------

                                                                          1,300,612        799,893
Other assets, net                                                           262,925        168,931
                                                                         -------------------------
                                                                         $5,711,062     $4,697,274
                                                                         -------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings                                                 $    7,169     $  100,930
   Accounts payable                                                         495,603        468,912
   Accrued payroll-related liabilities                                      315,929        337,412
   Accrued liabilities and other                                            810,562        625,600
   Deferred service revenues                                                264,967        197,616
   Income taxes payable                                                     188,641        118,568
   Note payable                                                              40,000             --
                                                                         -------------------------

       Total current liabilities                                          2,122,871      1,849,038
Deferred income taxes and other obligations                                  74,563        106,299
Commitments and contingencies
Stockholders' equity:
   Preferred stock, $0.001 par value, 10,000,000 shares
     authorized; no shares issued and outstanding                                --             --
   Common stock, $0.00067 par value, 950,000,000 shares authorized;
     issued: 430,311,441 shares in 1998 and 430,535,886 shares in 1997          288            288
   Additional paid-in capital                                             1,345,508      1,229,797
   Retained earnings                                                      3,150,935      2,409,850
   Treasury stock, at cost: 54,007,866 shares in 1998 and
     60,050,380 shares in 1997                                           (1,003,191)      (915,426)
   Currency translation adjustment and other                                 20,088         17,428
                                                                         -------------------------

       Total stockholders' equity                                         3,513,628      2,741,937
                                                                         -------------------------

                                                                         $5,711,062     $4,697,274
--------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED JUNE 30,

(IN THOUSANDS)                                                           1998           1997            1996
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                      $   762,862     $  762,420     $   476,388
  Adjustments to reconcile net income to operating
    cash flows:
    Depreciation and amortization                                     439,921        356,003         294,541
    Gain on sale of equity investment                                      --        (62,245)             --
    Tax benefit of options exercised                                  111,375         59,799          53,000
    Purchased in-process research and development                     176,384         22,958          57,900
    Net increase in accounts receivable                              (176,075)      (334,911)       (160,238)
    Net (increase) decrease in inventories                             97,394         22,936        (135,742)
    Net increase (decrease) in accounts payable                       (12,298)       143,845          17,275
    Net increase in other current and non-current assets             (206,210)      (152,510)        (43,701)
    Net increase in other current and non-current liabilities         333,159        286,793         128,891
                                                                  ------------------------------------------
Net cash provided from operating activities                         1,526,512      1,105,088         688,314
                                                                  ------------------------------------------

Cash flows from investing activities:
  Additions to property, plant and equipment                         (830,143)      (554,018)       (295,638)
  Acquisition of other assets                                         (91,521)       (37,645)       ( 83,889)
  Acquisition of short-term investments                              (958,354)      (973,884)     (1,301,798)
  Maturities of short-term investments                                523,032        634,765       1,424,324
  Sales of short-term investments                                     432,047        347,771         228,377
  Proceeds from sale of equity investment                                  --         62,245              --
  Payments for acquisitions, net of cash acquired                    (244,020)       (22,958)        (96,100)
                                                                  ------------------------------------------
Net cash used by investing activities                              (1,168,959)      (543,724)       (124,724)
                                                                  ------------------------------------------

Cash flows from financing activities:
  Issuance of stock, net of employee repurchases                       71,975         52,969          59,554
  Acquisition of treasury stock                                      (284,396)      (456,090)       (522,336)
  Proceeds from employee stock purchase plans                          93,581         81,313          54,840
  Proceeds (reduction) of short-term borrowings, net                  (92,967)        51,769          (1,625)
  Repayment of receivable purchase agreement                               --       (125,000)             --
  Proceeds (reduction) of note payable and other                       16,351        (35,009)        (39,038)
                                                                  ------------------------------------------

Net cash used by financing activities                                (195,456)      (430,048)       (448,605)
Net increase in cash and cash equivalents                             162,097        131,316         114,985
Cash and cash equivalents, beginning of year                          660,170        528,854         413,869
                                                                  ------------------------------------------
Cash and cash equivalents, end of year                            $   822,267     $  660,170     $   528,854
                                                                  ------------------------------------------

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                      $       905     $   15,126     $    18,140
    Income taxes                                                  $   334,550     $  380,814     $   193,461

Supplemental schedule of non-cash investing and
  financing activities:
In conjunction with the Company's acquisitions,
  liabilities were assumed as follows:
    Fair value of assets acquired                                 $  301,415              --     $   101,500
    Cash paid for assets                                            (249,806)             --         (96,100)
                                                                  ------------------------------------------

    Liabilities assumed                                           $    51,609             --     $     5,400
                                                                  ------------------------------------------

Stock issued in conjunction with acquisitions                              --             --     $    19,012
------------------------------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        COMMON STOCK                                 TREASURY STOCK

                                       SHARES  AMOUNT  ADDITIONAL    RETAINED       SHARES     AMOUNT       CURRENCY          TOTAL
THREE YEARS ENDED JUNE 30, 1998                           PAID-IN    EARNINGS                            TRANSLATION  STOCKHOLDERS'
(in thousands, except share amounts)                      CAPITAL                                         ADJUSTMENT         EQUITY
                                  -------------------------------------------------------------------------------------------------
Balances at June 30, 1995         425,509,924    $ 72  $1,089,478  $1,205,483  (31,452,316) $  (206,067)    $ 33,629     $2,122,595
Issuance of stock, net of
  employee repurchases                (40,468)     --          --     (19,516)  14,561,928      131,493           --        111,977
Issuance of restricted stock          850,662      --      19,012          --           --           --           --         19,012
Treasury stock purchased                   --      --          --          --  (37,465,488)    (522,336)          --       (522,336)
Net income                                 --      --          --     476,388           --           --           --        476,388
Tax benefit and other                      --      --      55,859          --           --           --      (12,009)        43,850

Balances at June 30, 1996         426,320,118      72   1,164,349   1,662,355  (54,355,876)    (596,910)      21,620      2,251,486
Issuance of stock, net of
  employee repurchases                (10,000)     --          --     (14,710)  10,378,115      137,574           --        122,864
Treasury stock purchased                   --      --          --          --  (16,072,619)    (456,090)          --       (456,090)
Exercise of warrants                4,225,768       1       1,611          --           --           --           --          1,612
Net income                                 --      --          --     762,420           --           --           --        762,420
Tax benefit and other                      --      --      63,837          --           --           --       (4,192)        59,645
Issuance of common
  stock dividend                           --     215          --        (215)          --           --           --             --


Balances at June 30, 1997         430,535,886     288   1,229,797   2,409,850  (60,050,380)    (915,426)      17,428      2,741,937
Issuance of stock, net of
  employee repurchases               (224,445)     --          (2)    (21,777)  12,638,384      196,631           --        174,852
Treasury stock purchased                   --      --          --          --   (6,595,870)    (284,396)          --       (284,396)
Net income                                 --      --          --     762,862           --           --           --        762,862
Tax benefit and other                      --      --     115,713          --           --           --        2,660        118,373

Balances at June 30, 1998         430,311,441    $288  $1,345,508  $3,150,935  (54,007,866) $(1,003,191)    $ 20,088     $3,513,628
                                  -------------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Sun Microsystems, Inc. (the Company or Sun) is a supplier of network computing products including workstations, servers, software, microprocessors, and a full range of services and support. The Company markets its products primarily to business, government, and education customers. The Company operates in a single industry segment across geographically diverse markets.

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

Short-term investments consist primarily of time deposits, commercial paper, floating rate notes, tax exempt securities, and foreign debt with original maturities beyond three months. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates.

The Company accounts for investments in accordance with Financial Accounting Standards No. 115 (FAS 115) "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as either trading or available-for-sale and are carried at fair market value. All of the Company's cash equivalents and short-term investments are classified as available-for-sale at June 30, 1998 and 1997.

Realized and unrealized gains and losses are computed on the specific identification method based upon actual and quoted market prices, respectively. Unrealized holding gains and losses on available-for-sale securities are carried net of tax as a separate component of stockholders' equity in "currency translation adjustment and other." The change in net unrealized gains and losses in investments, net of income taxes, included in stockholders' equity at June 30, 1998 and 1997, was not material.

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

                                                    AT JUNE 30,

 (In thousands)                              1998          1997
---------------------------------------------------------------
 Raw materials                           $ 92,197      $236,900
 Work in progress                          58,765        50,577
 Finished goods                           195,484       150,501
                                         ----------------------
 Total                                   $346,446      $437,978
---------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method. Depreciation of fixed assets is generally calculated for machinery and equipment, furniture and fixtures, and buildings based upon useful lives of one to five years, five years and twenty-five years, respectively. Leasehold improvement useful lives are the shorter of five years or the applicable lease term.

OTHER ASSETS

Included in other assets are purchased technology rights, other intangibles, and spare parts that are amortized using the straight line method over their useful lives ranging from six months to seven years. Amortization expense for fiscal

1998, 1997, and 1996 was $41.8 million, $26.6 million, and $13.4 million, respectively. The Company evaluates the recoverability of intangibles on a quarterly basis.

CURRENCY TRANSLATION

Sun translates the assets and liabilities of international non-
U.S. functional currency subsidiaries into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates that approximate those in effect during the period. Gains and losses from currency translation are included in stockholders' equity in the consolidated balance sheets. Currency transaction gains or losses are recognized in current operations and have not been significant to the Company's operating results in any period.

OTHER FINANCIAL INSTRUMENTS

The Company enters into interest-rate swap agreements to modify the interest characteristics of its outstanding long-term debt. An interest-rate swap agreement is designated as a hedge and its effectiveness is determined by matching principal balance and terms with that of a specific debt obligation. Such an agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets, respectively.

The Company purchases foreign currency option contracts that effectively enable it to sell currencies expected to be received as a result of certain of its foreign currency denominated sales during the ensuing quarter at specified dollar amounts. The option contracts, which have only nominal intrinsic value at the time of purchase, are denominated in the same foreign currency in which sales are expected to be denominated. These contracts are designated and effective as hedges of a portion of probable foreign currency exposure on anticipated net sales transactions during the next quarter, which otherwise would expose the Company to foreign currency risk. Premiums related to option contracts are recognized into income over the life of the contract. Gains on foreign currency option contracts that are designated as hedges on anticipated transactions are deferred until the designated net sales are recorded. Option contracts that would result in losses if exercised are allowed to expire.

The Company uses forward foreign exchange contracts that are designated to reduce a portion of its exposure to foreign currency risk from operational and balance sheet exposures resulting from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets, and liabilities that are denominated in currencies other than the functional currency of the legal entity in which the contracts are entered, including local currency denominated assets and liabilities in U.S. dollar functional currency entities. Forward contracts are accounted for on a mark-to-market basis with realized and unrealized gains or losses recognized currently. Discounts or premiums are recognized into income over the life of the contract. Amounts receivable and payable on certain forward foreign exchange contracts are recorded as other current assets or accrued liabilities, respectively.

The Company does not use derivative financial instruments for speculative trading purposes, nor does it hold or issue leveraged derivative financial instruments.

REVENUE RECOGNITION

Sun generally recognizes revenue from hardware and software sales at the time of shipment, with allowances established for price protection, cooperative marketing programs with distributors, and estimated product returns. When significant obligations remain after products are delivered, revenue is only recognized after such obligations are fulfilled. Service revenues are recognized ratably over the contractual period or as the services are provided.

ADVERTISING COSTS

Advertising costs are charged to expense when incurred. Advertising expenses were $235 million, $272 million, and $168 million for fiscal years 1998, 1997, and 1996, respectively.

SELF-INSURANCE

The Company is self-insured up to specific levels for certain liabilities. Accruals are provided each year based on historical claim costs and include estimated amounts for incurred but not reported claims. The Company maintains stop loss coverage with third-party insurance companies to cover aggregate annual losses in excess of $25 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


WARRANTY

The Company provides currently for the estimated costs that may be incurred under warranties for product shipped. Included in the balance sheet caption "Accrued liabilities and other" is an accrued warranty liability of $115.5 million and $87.9 million at June 30, 1998 and 1997, respectively.

NET INCOME PER COMMON SHARE

In 1997, the Financial Accounting Standards Board issued Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share" which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Dilutive earnings per share is very similar to the previously reported fully diluted earnings per share. The Company adopted FAS 128 in the second quarter of fiscal 1998. Share and per share amounts for all periods presented have been restated to comply with FAS 128.



(In thousands, except per share amounts)

                                                                                            YEARS ENDED JUNE 30,
                                                                         1998              1997              1996
-----------------------------------------------------------------------------------------------------------------
 Net income                                                          $762,862          $762,420          $476,388
                                                                     --------------------------------------------

 Shares used to compute net income per common share--basic            373,728           368,426           371,134
 Effect of dilutive securities, options and warrants                   20,546            20,541            22,246
                                                                     --------------------------------------------
 Shares used to compute net income per common share--diluted          394,274           388,967           393,380
                                                                     --------------------------------------------
 Net income per common share--basic                                  $   2.04          $   2.07          $   1.28
                                                                     --------------------------------------------
 Net income per common share--diluted                                $   1.93          $   1.96          $   1.21
-----------------------------------------------------------------------------------------------------------------


CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investment securities, foreign exchange contracts, and interest rate instruments as well as trade receivables. The counterparties to the agreements relating to the Company's investment securities, foreign exchange contracts, and interest rate instruments consist of various major corporations and financial institutions of high credit standing. The Company does not believe there is significant risk of non-performance by these counterparties because the Company limits the amount of credit exposure to any one financial institution and any one type of investment. The credit risk on receivables due from counterparties related to foreign exchange and currency option contracts is immaterial at June 30, 1998 and 1997. The Company's receivables are derived primarily from sales of hardware and software products and services to customers in diversified industries as well as to a network of resellers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. In fiscal 1998 the Company provided approximately $23 million for doubtful accounts ($20 million and $11 million in 1997 and 1996, respectively).

STOCK DIVIDEND

The Company effected a two-for-one stock split (effected in the form of a stock dividend) to stockholders of record as of the close of business on November 18, 1996. Share and per share amounts presented have been adjusted to reflect the stock dividend.

STOCK-BASED COMPENSATION

As permitted by Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," the

Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by APB No. 25 "Accounting for Stock Issued to Employees," and has provided in Note 8 pro forma disclosures of the effect on net income and net income per common share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

OTHER RECENT PRONOUNCEMENTS

The Company intends to adopt Financial Accounting Standards No. 130 (FAS 130), "Reporting Comprehensive Income" and Financial Accounting Standards No. 131 (FAS
131), "Disclosures About Segments of an Enterprise and Related Information" in fiscal 1999. Both will require additional disclosure but will not have a material effect on the Company's consolidated financial position or results of operations. FAS 130 will be reflected in the Company's first quarter of 1999 interim financial statements. Components of comprehensive income for the Company include items such as net income and changes in the value of available-for-sale securities. FAS 131 requires segments to be determined based upon how management measures performance and makes decisions about allocating resources. FAS 131 will first be reflected in the Company's 1999 Annual Report.

In 1998, Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities" was issued and is effective for fiscal years commencing after June 15, 1999. The Company will comply with the requirements of FAS 133 in fiscal year 2000 and does not expect the adoption of FAS 133 will be material to the Company's consolidated results of operations.

In 1997, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-2, "Software Revenue Recognition." SOP 97-2 establishes standards relating to the recognition of all aspects of software revenue. SOP 97-2, as amended by SOP 98-4 "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," is effective for all transactions entered into in fiscal years beginning after December 15, 1997. The Company will comply with the requirements of SOP 97-2, as amended by SOP 98-4, in fiscal year 1999. The Company has not yet completed its assessment of the impact of SOP 97-2, as amended by SOP 98-4, on the Company's consolidated results of operations.


In 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for fiscal years beginning after December 15, 1998 with early adoption permitted. The Company has not yet completed its assessment of the impact of SOP 98-1 on the Company's consolidated financial position or results of operations and may adopt SOP 98-1 in fiscal 1999.


2. ACQUISITIONS

During fiscal 1998, 1997, and 1996, the Company acquired all of the outstanding securities of a total of six technology companies (Diba, Inc.; Integrity Arts, Inc.; Red Cape Software, Inc.; Long View Technologies, LLC.; Integrated Micro Products, plc; and Lighthouse Design, Ltd.) and acquired the assets of two other technology companies (Chorus Systems, S.A. and the storage products business of Encore Computer Corporation), in separate transactions. These companies were principally engaged in the development and/or sale of software and hardware products. The aggregate consideration for all transactions was approximately $404 million in cash, 850,000 shares of common stock, and the assumption of certain liabilities. Sun has a payment due in fiscal 1999 of $35 million related to the Encore Computer Corporation transaction. These transactions were accounted for as purchases. The excess purchase price over the estimated fair value of the net tangible assets acquired was allocated, based upon independent third-party valuations, to various intangible assets, primarily consisting of purchased in-process research and development and goodwill. In connection with these acquisitions, purchased in-process research and development of approximately $176.4 million, $23 million, and $57.9 million, associated with products which had not achieved technological feasibility and for which no alternative future uses were established by the Company, was written off in 1998, 1997, and 1996, respectively. Intangible assets, including goodwill, are being amortized over their estimated useful lives, generally three years. The results of operations of each company acquired from the dates of acquisition are included in the Company's consolidated statements of income and are not material to the Company.

On June 30, 1998, the Company entered into an Agreement and Plan of Reorganization (Merger Agreement) with NetDynamics, Inc. (NetDynamics). Upon the effectiveness of the Merger Agreement, NetDynamics' shareholders will exchange all of their shares of common stock and preferred stock for shares of common stock of Sun at an agreed-upon exchange ratio. See Footnote 12 "Subsequent Events."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

The fair value of the Company's cash equivalents and short-term investments is as follows:


                                                                  GROSS         GROSS    AT JUNE 30, 1998
                                                             UNREALIZED    UNREALIZED           ESTIMATED
 (In thousands)                                      COST         GAINS        LOSSES          FAIR VALUE
 --------------------------------------------------------------------------------------------------------
 State and local government debt                 $ 94,843          $ 22          $ 11            $ 94,854
 Corporate and other non-governmental debt        421,573            --            --             421,573
 U.S. government debt                              53,474            74            --              53,548
 Floating rate notes                               99,460            --            --              99,460
 Money market fund                                 97,900            --            --              97,900
 Other investments                                 16,599            --            --              16,599
                                                 --------------------------------------------------------
 Total                                           $783,849          $ 96          $ 11            $783,934
 --------------------------------------------------------------------------------------------------------


                                                                  GROSS          GROSS   AT JUNE 30, 1997
                                                             UNREALIZED     UNREALIZED          ESTIMATED
 (In thousands)                                      COST         GAINS        LOSSES          FAIR VALUE
 --------------------------------------------------------------------------------------------------------
 State and local government debt                 $120,579          $ 16          $ 56            $120,539
 Corporate and other non-governmental debt        282,240             5            89             282,156
 U.S. government debt                              85,628           233            13              85,848
 Floating rate notes                               45,870            --            --              45,870
 Foreign debt                                      15,026            24            --              15,050
 Money market fund                                119,600            --            --             119,600
 Other investments                                 27,500            --            --              27,500
                                                 --------------------------------------------------------
 Total                                          $ 696,443          $278          $158            $696,563
 --------------------------------------------------------------------------------------------------------

The cost and estimated fair values of cash equivalents and short-term investments by contractual maturity are as follows:



CASH EQUIVALENTS AND SHORT-TERM           AT JUNE 30, 1998
INVESTMENTS                               COST      ESTIMATED
   (In thousands)                                  FAIR VALUE
   ----------------------------------------------------------
   Maturing in one year or less       $684,389       $684,474
   Maturing after one year              99,460         99,460
                                      -----------------------
   Total                              $783,849       $783,934
   ----------------------------------------------------------


The fair value of the Company's borrowing arrangements and other financial instruments is as follows:


                                                     AT JUNE 30, 1998          AT JUNE 30, 1997
                                                     ASSET (LIABILITY)         ASSET (LIABILITY)
                                                 CARRYING        FAIR      CARRYING          FAIR
 (In thousands)                                    AMOUNT       VALUE        AMOUNT         VALUE
 ------------------------------------------------------------------------------------------------
 10.18% mortgage loan                            $(40,000)   $(41,495)    $ (40,000)    $ (42,541)
 Forward foreign exchange contracts                 4,265       4,265        (2,861)       (2,861)
 Foreign currency option contracts                     --       7,531            --         1,262
 Short-term borrowings                             (7,169)     (7,169)     (100,930)     (100,930)
 Interest-rate swap agreement                          --         292            --           196
 ------------------------------------------------------------------------------------------------

4. DERIVATIVE FINANCIAL INSTRUMENTS

Outstanding notional amounts for derivative financial instruments were as follows:


                                                     AT JUNE 30,
 (In thousands)                               1998         1997
 --------------------------------------------------------------
 Swap hedging debt                        $ 40,000     $ 40,000
 Forward foreign exchange
 contracts                                 930,155      856,979
 Foreign currency option
 contracts                                 241,861      254,182
 --------------------------------------------------------------


While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits, and monitoring procedures. Credit rating criteria for off balance sheet transactions are similar to those for investments. See additional information at "Other financial instruments" contained in Footnote 1.

At June 30, 1998 and 1997, the Company had forward foreign exchange contracts of less than three months duration, to exchange principally Japanese yen, British pounds sterling, French francs, and German marks for U.S. dollars in the total gross notional amounts of $930 million and $857 million, respectively. Of these notional amounts, forward contracts to purchase foreign currency represented $139 million and $128 million and forward contracts to sell foreign currency represented $791 million and $729 million, at June 30, 1998 and 1997, respectively. The Company also has purchased foreign currency options of less than two months duration, to exchange principally Japanese yen, British pounds sterling, French francs, and German marks for U.S. dollars.

5. BORROWING ARRANGEMENTS

The Company has a $40 million mortgage loan which is secured by real property and a building and is included in note payable and other obligations at June 30, 1998 and 1997, respectively. Principal is due to the bank at maturity on May 18, 1999, with interest payable semiannually, in arrears. The loan agreement provides for interest at a fixed interest rate of 10.18%. However, the Company has an interest-rate swap agreement with a third party (receive fixed, pay variable) that results in the Company paying a rate based on three-month LIBOR, which was 5.625% at June 30, 1998. The interest-rate swap agreement matures with the loan agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




In August 1997, the Company negotiated a $500 million unsecured revolving credit agreement with an international group of 20 banks. The agreement expires on August 28, 2002. Any borrowings under this agreement bear interest at a floating rate based on prime, certificates of deposit, or Eurodollar rates, at the Company's option. Under the agreement, Sun is required to maintain various financial ratios. Sun was in compliance with all covenants at June 30, 1998. There were no borrowings under this facility at June 30, 1998.

At June 30, 1998, Sun's international subsidiaries had uncommitted lines of credit aggregating approximately $694 million, of which approximately $7 million, denominated in Japanese yen, had been drawn. The average interest rate at June 30, 1998 was 0.89%.

On October 16, 1997, the Company filed a Registration Statement with the Securities and Exchange Commission relating to the registration for public offering of senior and subordinated debt securities and common stock with an aggregate initial public offering price of up to $1 billion. On October 24, 1997, the Registration Statement became effective, so that the Company may now choose to offer, from time to time, the debt securities and common stock pursuant to Rule 415 in one or more separate series, in amounts, at prices, and on terms to be set forth in the prospectus contained in the Registration Statement and in one or more supplements to the prospectus.

6. INCOME TAXES

Income before income taxes and the provision for income taxes consist of the following:


                                                                                YEARS ENDED JUNE 30,
 (In thousands)                                        1998              1997                  1996
 --------------------------------------------------------------------------------------------------
 Income before income taxes:
   United States                                 $  589,387        $  566,554              $291,126
   Foreign                                          586,779           554,653               417,748
                                                 --------------------------------------------------
 Total income before income taxes                $1,176,166        $1,121,207              $708,874
                                                 --------------------------------------------------
 Provision for income taxes:
   Current:
     United States federal                       $  349,095        $  303,537              $146,351
     State                                           47,270            46,894                16,192
     Foreign                                        106,192            67,234                67,959
                                                 --------------------------------------------------
         Total current income taxes                 502,557           417,665               230,502
                                                 --------------------------------------------------
 Deferred:
   United States federal                            (81,319)          (66,027)              (10,419)
   State                                             (6,492)           (5,231)                1,178
   Foreign                                           (1,442)           12,380                11,225
                                                 --------------------------------------------------
         Total deferred income taxes                (89,253)          (58,878)                1,984
                                                 --------------------------------------------------
 Provision for income taxes                      $  413,304        $  358,787              $232,486
 --------------------------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                                     AT JUNE 30,
 (In thousands)                                                          1998              1997
-----------------------------------------------------------------------------------------------
Deferred tax assets:
   Inventory valuation                                               $ 67,006          $ 66,057
   Reserves and other accrued expenses                                165,724           115,722
   Fixed asset basis differences                                       81,926            63,717
   Compensation not currently deductible                               41,407            38,979
   State income taxes                                                  15,468            21,926
   Other                                                               68,687            33,901
                                                                     --------------------------

Gross deferred tax assets                                             440,218           340,302
Deferred tax liabilities:
 Net undistributed profits of subsidiaries                           (124,777)         (112,758)
 Other                                                                    428              (928)
                                                                     --------------------------

Gross deferred tax liabilities                                       (124,349)         (113,686)
Net deferred tax assets                                              $315,869          $226,616
-----------------------------------------------------------------------------------------------


The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the difference are as follows:


                                                                                  YEARS ENDED JUNE 30,
 (In thousands)                                        1998              1997                    1996
-----------------------------------------------------------------------------------------------------
 Expected tax rate at 35%                          $411,658          $392,423               $ 248,106
 State income taxes, net of federal tax benefit      26,506            27,081                  11,291
 Foreign earnings permanently reinvested in
   foreign operations                               (49,600)          (63,550)                (36,580)
 Acquired in-process research and development        25,194                --                   5,690
 Other                                                 (454)            2,833                   3,979
                                                   --------------------------------------------------
 Provision for income taxes                        $413,304          $358,787                $232,486
-----------------------------------------------------------------------------------------------------


As of June 30, 1998, the Company has unrecognized deferred tax liabilities of approximately $173 million related to cumulative net undistributed earnings of foreign subsidiaries of approximately $559 million. These earnings are considered to be permanently invested in operations outside the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The current federal and state provisions do not reflect the tax savings resulting from deductions associated with the Company's various stock option plans. These savings (in thousands) were $111,375, $59,799, and $53,000 in fiscal 1998, 1997 and 1996, respectively, and were credited to stockholders' equity.

The Company's United States income tax returns for fiscal years ended June 30, 1988 through 1996, are under examination, and the Internal Revenue Services has proposed certain adjustments. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

7. COMMITMENTS

The Company leases certain facilities and equipment under noncancelable operating leases. The future minimum annual lease payments are approximately $132 million, $114 million, $86 million, $69 million, and $52 million for fiscal years 1999, 2000, 2001, 2002, and 2003, respectively, and approximately $175 million for years following fiscal 2003. Rent expense under the noncancelable operating leases was $139 million in 1998, $113 million in 1997, and $99 million in 1996.

8. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company has adopted a share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, a preferred share purchase right (a "Right") is associated with each share of the Company's common stock (a "Common Share"). Upon becoming exercisable, each Right will entitle its holder to purchase 1/1000th of a share of Series A participating preferred stock of the Company, a designated series of preferred stock for which each 1/1000th of a share has economic attributes and voting rights equivalent to one Common Share at an exercise price of $300, subject to adjustment. The Rights are not exercisable or transferable apart from the Common Shares unless certain events occur, including a public announcement that a person or group (an "Acquiring Person") has acquired or obtained the right to acquire 10% or more (20% or more for an Acquiring Person who has filed a Schedule 13G in accordance with the Securities Act of 1934 ("13G Filer")) of the outstanding Common Shares or until the commencement or announcement of an intention to make a tender or exchange offer for 10% or more of the outstanding Common Shares. Unless the Rights are redeemed, in the event that an Acquiring Person acquires 10% or more (20% or more if the Acquiring Person is a 13G Filer) of the outstanding Common Shares, each Right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of Common Shares having market value equal to two times the exercise price. In the event that (i) the Company is acquired in a merger or business combination in which the Company is not the surviving corporation or in which the Common Shares are exchanged for stock or assets of another entity, or (ii) 50% or more of the Company's consolidated assets or earning power is sold, each Right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price. The Rights are redeemable, in whole but not in part, at the Company's option, at $0.01 per Right at any time prior to becoming exercisable and in certain other circumstances. The Rights expire on February 11, 2008.

STOCK OPTION AND INCENTIVE PLANS

The Company's 1990 Long-Term Equity Incentive Plan ("1990 Incentive Plan") and other employee stock option plans provide the Board of Directors broad discretion in creating employee equity incentives and authorize it to grant incentive and non-statutory stock options as well as certain other awards. In addition, these plans provide for issuance to eligible employees of non-statutory stock options to purchase common stock at or below fair market value at the date of grant subject to certain limitations set forth in the 1990 Incentive Plan. Options expire up to ten years from the date of grant or up to three months following termination of employment or service on the Board, whichever occurs earlier, and are exercisable at specified times prior to such expiration. Under the 1990 Incentive Plan, common stock may also be issued pursuant to stock purchase agreements that grant Sun certain rights to repurchase the shares at their original issue price in the event that the employment of the employee is terminated prior to certain predetermined vesting dates. The above described plans provide that shares of common stock may be sold at less than fair market value, which results in compensation expense equal to the difference between the market value on the date of grant and the purchase price. This expense, which is immaterial, is recognized over the vesting period of the shares. Sun's 1988 Directors' Stock Option Plan provides for the automatic grant of stock options to non-employee directors at each annual meeting of stockholders and on the date each such person becomes a director. These options are granted at fair market value on the date of grant and have a term of five years. Finally, in connection with the fiscal 1996 acquisition of

Lighthouse Design, Ltd., former shareholders who are employees of the Company were entitled to receive up to approximately 650,000 shares of stock upon achievement of specific performance criteria over a three year period. Of this amount, approximately 325,000 shares have vested.

Information with respect to stock option and stock purchase rights activity is as follows:


                                                            OUTSTANDING OPTIONS/RIGHTS
                                                SHARES                                             WEIGHTED
                                             AVAILABLE     NUMBER                                  AVERAGE
 (In thousands, except per share amounts)    FOR GRANT  OF SHARES          PRICE PER SHARE   EXERCISE PRICE
 ----------------------------------------------------------------------------------------------------------
 Balance at June 30, 1995                        4,684     49,248     $0.0025  - $12.282             $ 6.84
 Additional shares reserved                     49,040         --                       --               --
 Grants                                        (12,886)    12,886     $0.00034 - $30.125             $20.25
 Exercises                                          --     (9,762)    $0.00034 - $19.5               $ 6.78
 Cancellations                                   4,440     (4,616)    $0.005   - $30.125             $ 7.64
                                               ------------------------------------------------------------
 Balance at June 30, 1996                       45,278     47,756     $0.005   - $30.125             $10.84
 Additional shares reserved                        300         --                      --                --
 Grants                                        (13,289)    13,289     $0.00067 - $33.9375            $26.90
 Exercises                                          --     (7,367)    $0.01    - $30.125             $ 6.99
 Cancellations                                   1,840     (2,319)    $0.01    - $33.375             $13.32
                                               ------------------------------------------------------------
 Balance at June 30, 1997                       34,129     51,359     $0.00067 - $33.9375            $15.44
 Additional shares reserved                      5,172         --                      --                --
 Grants                                        (14,881)    14,881     $0.0006  - $47.3750            $37.81
 Exercises                                          --     (9,263)    $0.0006  - $33.9375            $ 8.53
 Cancellations                                   1,991     (1,991)    $1.350   - $47.3750            $21.25
                                               ------------------------------------------------------------
 Balance at June 30, 1998                       26,411     54,986     $ 0.00067 - $47.3750           $22.28
 ----------------------------------------------------------------------------------------------------------


The following table summarizes significant ranges of outstanding and exercisable options at June 30, 1998:


                                                OUTSTANDING OPTIONS          OPTIONS EXERCISABLE
                                              WEIGHTED      WEIGHTED                     WEIGHTED
                                               AVERAGE       AVERAGE                      AVERAGE
                                             REMAINING      EXERCISE                     EXERCISE
                                SHARES   LIFE IN YEARS         PRICE         SHARES         PRICE
-------------------------------------------------------------------------------------------------
 $0.0007  - $ 5.00           2,247,449             5.4      $ 4.4713      1,407,509      $ 4.6831
 $5.0001  - $10.00          16,491,580             4.6      $ 7.4620      8,415,847      $ 7.2509
 $10.0001 - $15.00           2,222,150             5.0      $11.5499        581,070      $11.6474
 $15.0001 - $20.00           1,699,320             5.4      $19.5000        485,520      $19.5000
 $20.0001 - $25.00           7,245,162             6.2      $23.6803      1,864,404      $23.5609
 $25.0001 - $30.00           9,075,495             6.6      $27.1952      1,641,853      $27.1933
 $30.0001 - $40.00           5,040,863             7.3      $32.9105        559,492      $31.9555
 $40.0001 - $45.00          10,302,247             8.1      $40.5786             --      $     --
 $45.0001 - $47.3750           661,500             7.2      $46.8873          4,240      $47.3750
                            ---------------------------------------------------------------------

                            54,985,766             6.1      $22.2831     14,959,935      $12.7343
-------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



At June 30, 1998, options to purchase approximately 14,960,000 shares were exercisable at prices from $0.8496 to $47.3750 with a weighted average and aggregate exercise price of $12.7343 and $190,505,000, respectively, (11,143,000 shares at an aggregate price of $101,264,000 at June 30, 1997). At June 30, 1998, the Company retains repurchase rights to 1,003,536 shares issued pursuant to stock purchase agreements and other stock plans.

The weighted average fair value at date of grant for options granted during 1998, 1997, and 1996 were $26.179, $17.873, and $11.517 per option, respectively.

EMPLOYEE STOCK PURCHASE PLAN

To provide employees with an opportunity to purchase common stock of Sun through payroll deductions, Sun established the 1990 Employee Stock Purchase Plan. Under this plan, Sun's employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of enrollment or the date of purchase, whichever is less. Pursuant to this plan, the Company issued approximately 3,505,046, 2,928,689, and 4,714,000 shares of common stock in fiscal 1998, 1997, and 1996, respectively. At June 30, 1998, approximately 19,730,799 shares remained available for future issuance.

COMMON STOCK REPURCHASE PROGRAMS

In December 1990, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Employee Stock Purchase Plan. In fiscal 1998, the Company repurchased 2,941,640 shares at a cost of approximately $127 million under this program (2,919,632 shares at a cost of approximately $88 million in 1997).

In June 1995, the Board of Directors approved a plan to repurchase approximately 48 million shares of the Company's common stock. In July and August 1996, the Company repurchased 8,904,258 shares at a cost of approximately $236 million under this program.

In August 1996, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Long-Term Equity Incentive Plan. In fiscal 1998, the Company repurchased 3,654,230 shares at a cost of approximately $157 million under this program (4,248,729 shares at a cost of approximately $132 million in 1997).

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

Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," permits companies to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. In management's opinion, the existing stock option valuation models do not necessarily provide a reliable single measure of the fair value of stock-based awards. Therefore, as permitted, the Company will continue to apply the existing accounting rules under APB No. 25 and provide pro forma net income and pro forma net income per common share disclosures for stock-based awards made during the year as if the fair-value-based method defined in FAS No. 123 had been applied. For employee stock options, the fair value of the stock options was estimated as of the date of grant using the Black-Scholes option pricing model. Input variables used in the model include a weighted average risk-free interest rate using the 7.75 year Treasury Yield as of the date of grant, ranging from 5.38% to 6.37% for fiscal year 1998.

The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:



                                                                YEARS ENDED JUNE 30,
                                      1998              1997                   1996
 ----------------------------------------------------------------------------------
 Expected life                         7.8               8.1                    7.7
 Interest rate                       5.73%             6.06%                   6.36%
 Volatility                         49.60%            46.60%                  57.99%
 Dividend yield                         --                --                     --
 ----------------------------------------------------------------------------------


For the Employee Stock Purchase Plan, the fair value of the stock was calculated using actuals for the plans expiring during the year. For plans expiring after year end, the fair value was calculated using estimated shares to be purchased and estimated purchase price.

Stock based compensation costs would have reduced pretax income by $132,985,000, $76,033,000, and $35,116,000 in 1998, 1997, and 1996, respectively,
($89,374,000, $51,703,000, and $23,879,000 after tax, and $.17, $.08, and $.05 per diluted share) if the fair values of the options granted in that year had been recognized as compensation expense on a straight line basis over the vesting period of the grant. The pro forma effect on net income for 1998, 1997, and 1996 is not representative of the pro forma effect on net income in the future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

Pro forma net income and net income per common share are as follows:


                                                                               YEARS ENDED JUNE 30,
 (In thousands, except per share amounts)              1998              1997                 1996
 -------------------------------------------------------------------------------------------------
 Pro forma net income                              $673,488          $710,717             $452,509
                                                   -----------------------------------------------
 Basic:
 Pro forma shares used in the calculation of pro
 forma net income per common share                  373,728           368,426              371,134
                                                   -----------------------------------------------
 Pro forma net income per common share             $   1.80          $   1.93             $   1.22
                                                   -----------------------------------------------
 Diluted:
 Pro forma shares used in the calculation of pro
 forma net income per common share                  383,377           377,288              390,390
                                                   -----------------------------------------------
 Pro forma net income per common share             $   1.76          $   1.88             $   1.16
 -------------------------------------------------------------------------------------------------


9. INDUSTRY SEGMENT, GEOGRAPHIC, AND CUSTOMER INFORMATION


Sun, which operates in a single industry segment, designs, manufactures, markets, and services network computing systems and software solutions that feature networked desktops and servers. In fiscal 1998, one customer accounted for 14% of revenues. No customer accounted for 10% or more of revenues in fiscal 1997 or 1996. Operations of Sun's overseas subsidiaries consist of sales, service, distribution, and manufacturing.

Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



transactions. In addition, United States export sales approximated 2.3%, 3.0%, and 3.8% of net revenues during fiscal 1998, 1997, and 1996, respectively.

Information regarding geographic areas at June 30, 1998, 1997, and 1996, and for each of the years then ended, is as follows:


                                              GEOGRAPHIC AREA
                                          UNITED                                        REST OF
 (In thousands)                           STATES           EUROPE          JAPAN          WORLD      ELIMINATIONS            TOTAL
----------------------------------------------------------------------------------------------------------------------------------
 June 30, 1998, and for
 the year then ended:

 Sales to unaffiliated customers      $5,349,634       $2,708,514    $  899,029      $833,663      $        --        $9,790,840
 Intercompany transfers                  969,752        1,938,940        17,609        45,652       (2,971,953)               --
                                     ---------------------------------------------------------------------------------------------
 Net revenues                         $6,319,386       $4,647,454    $  916,638      $879,315      $(2,971,953)       $9,790,840
                                     ---------------------------------------------------------------------------------------------
 Operating income                     $  642,685       $  510,919    $   25,225      $ 16,480      $   (65,235)       $1,130,074
                                     ---------------------------------------------------------------------------------------------
 Identifiable assets                  $4,005,490       $2,939,584    $  352,529      $556,087      $(2,142,628)       $5,711,062
                                     --------------------------------------------------------------- -----------------------------
 Liabilities                          $1,763,617       $1,484,335    $  345,115      $543,080      $(1,938,713)       $2,197,434
                                     ---------------------------------------------------------------------------------------------

 June 30, 1997, and for
 the year then ended:

 Sales to unaffiliated customers      $4,709,343       $2,177,319    $  958,753      $752,931      $        --        $8,598,346
 Intercompany transfers                  978,981        2,018,531        17,973        61,724       (3,077,209)               --
                                     ---------------------------------------------------------------------------------------------
 Net revenues                         $5,688,324       $4,195,850    $  976,726      $814,655      $(3,077,209)       $8,598,346
                                     ---------------------------------------------------------------------------------------------
 Operating income                     $  477,136       $  522,575    $   13,958      $  8,116      $     4,733        $1,026,518
                                     ---------------------------------------------------------------------------------------------
 Identifiable assets                  $4,079,585       $2,408,106    $  360,814      $385,763      $(2,536,994)       $4,697,274
                                     ---------------------------------------------------------------------------------------------
 Liabilities                          $2,351,239       $1,284,970    $  350,076      $369,868      $(2,400,816)       $1,955,337
                                     ---------------------------------------------------------------------------------------------


 June 30, 1996, and for
 the year then ended:

 Sales to unaffiliated customers      $3,791,154       $1,778,712    $  991,044      $533,841      $        --        $7,094,751
 Intercompany transfers                  944,785        1,586,615        16,847        50,868       (2,599,115)               --
                                     ---------------------------------------------------------------------------------------------
 Net revenues                         $4,735,939       $3,365,327    $1,007,891      $584,709      $(2,599,115)       $7,094,751
                                     --------------------------------------------------------------  -----------------------------
 Operating income                     $  280,296       $  370,034    $   23,690      $  6,497      $    (5,505)       $  675,012
                                     ---------------------------------------------------------------------------------------------
 Identifiable assets                  $3,721,745       $1,542,890    $  325,417      $319,262      $(2,108,405)       $3,800,909
                                     ---------------------------------------------------------------------------------------------
 Liabilities                          $2,023,047       $  891,360    $  305,045      $318,834      $(1,988,863)       $1,549,423
----------------------------------------------------------------------------------------------------------------------------------


10. CONTINGENCIES

In March 1990 Sun received a letter from Texas Instruments Incorporated (TI) alleging that a substantial number of Sun's products infringe certain of TI's patents. Based on discussions with TI, Sun believes that it will be able to negotiate a license agreement with TI and that the outcome of this matter will not have a material adverse impact on Sun's financial position or its results of operations or cash flows in any given fiscal year. Such a negotiated license may or may not have a material adverse impact on Sun's results of operations or cash flows in a given fiscal quarter depending upon various factors, including but not limited to the structure and amount of royalty payments, offsetting consideration from TI, if any, and allocation of royalties between past and future product shipments, none of which can be forecast with reasonable certainty at this time.

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

11. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                             FISCAL 1998 QUARTER ENDED,
 (In thousands, except per share amounts)       JUNE 30        MARCH 29     DECEMBER 28   SEPTEMBER 28
 -----------------------------------------------------------------------------------------------------
 Net revenues                                $2,881,065      $2,360,928      $2,450,243     $2,098,604
 Gross margin                                 1,488,429       1,259,292       1,278,613      1,071,170
 Operating income                               402,448         333,916         212,835        180,875
 Net income                                     272,988         232,009         149,432        108,433
 Net income per common share--diluted        $     0.69      $     0.59      $     0.38     $     0.27
 -----------------------------------------------------------------------------------------------------



                                                                             FISCAL 1997 QUARTER ENDED,
 (In thousands, except per share amounts)       JUNE 30        MARCH 30     DECEMBER 29   SEPTEMBER 29
 -----------------------------------------------------------------------------------------------------
 Net revenues                                $2,543,121      $2,114,618      $2,081,588     $1,859,019
 Gross margin                                 1,281,358       1,061,424       1,048,186        886,918
 Operating income                               337,679         257,010         255,845        175,984
 Net income                                     237,178         223,511         178,341        123,390
 Net income per common share--diluted        $     0.61      $     0.58      $     0.46     $     0.32
 -----------------------------------------------------------------------------------------------------


12. SUBSEQUENT EVENTS (UNAUDITED)

On August 28, 1998, the Company acquired all of the outstanding capital stock of NetDynamics, by means of a merger transaction pursuant to which all the shares of NetDynamics capital stock were converted into the right to receive shares of Sun common stock as described in Footnote 2. The transaction will be accounted for as a purchase, and the purchase price will be allocated to tangible and intangible assets and in-process research and development based upon an independent third-party valuation.

On September 2, 1998, the Company signed a definitive agreement to acquire all the outstanding capital stock of iPlanet, Inc. by means of a merger transaction pursuant to which all of the shares of iPlanet, Inc. will be converted into the right to receive cash. Upon and subject to closing, the transaction will be accounted for as a purchase, and the purchase price will be allocated to tangible and intangible assets and in-process research and development based upon an independent third-party valuation. The closing of this acquisition is contingent upon the completion of various closing conditions.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND STOCKHOLDERS, SUN MICROSYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Sun Microsystems, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Microsystems, Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                   /s/ ERNST & YOUNG LLP


Palo Alto, California
July 15, 1998

ABOUT YOUR INVESTMENT

STOCK SYMBOL
SUNW

STOCK MARKET
The Company's stock trades on The Nasdaq Stock Market.



STOCK TRADING

The following table sets forth the per share high and low sales prices for each quarter shown, as well as the per share closing sales prices on the last trading day of each quarter. In addition, the table shows the average trading volume for each quarter listed.


                                                                          CLOSING SALES      DAILY AVERAGE
                                               HIGH               LOW            PRICES     TRADING VOLUME
----------------------------------------------------------------------------------------------------------
Fiscal year ended June 30, 1998
  First quarter                           $ 53.3125         $ 35.9375         $ 46.8125          5,062,402
  Second quarter                            48.0469           30.3750           39.8750          7,340,261
  Third quarter                             50.0000           37.6250           41.7188          6,947,744
  Fourth quarter                            45.5625           38.1875           43.4375          4,633,556
Fiscal year ended June 30, 1997
  First quarter                           $ 32.5625         $ 22.0000         $ 31.0625          9,502,834
  Second quarter                            35.1250           25.5000           25.6875          8,704,392
  Third quarter                             35.0000           26.2500           28.8750          5,834,969
  Fourth quarter                            38.7500           25.8750           37.2188          5,076,927
----------------------------------------------------------------------------------------------------------


COMPARISON OF TWO-YEAR CUMULATIVE TOTAL RETURN

$100 invested on June 30, 1995, in stock or applicable index assuming reinvestment of dividends.



                              [PERFORMANCE GRAPH]


45


STOCK OWNERSHIP PROFILE
(as of June 30, 1998)


[GRAPHIC]