Form 10-K/A, Exhibit 13
period 1998-06-30
SUN MICROSYSTEMS INC
filed 1999-06-15
CIK 709519

                                                                      EXHIBIT 13

                                  FINANCIAL REVIEW

                   OPEN HERE FOR A LONG-TERM VIEW OF SUN'S GROWTH

                HISTORICAL FINANCIAL REVIEW OF SUN MICROSYSTEMS, INC.

                      SUMMARY CONSOLIDATED STATEMENTS OF INCOME

                                                              YEARS ENDED JUNE 30,
                                      ---------------------------------------------------------------------
                                           1998              1997              1996              1995
                                      ---------------   ---------------   ---------------   ---------------
                                      DOLLARS     %     DOLLARS     %     DOLLARS     %     DOLLARS     %
                                      -------   -----   -------   -----   -------   -----   -------   -----
                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net revenues........................  $9,791    100.0   $8,598    100.0   $7,095    100.0   $5,902    100.0
                                      ------    -----   ------    -----   ------    -----   ------    -----
Costs and expenses:
  Cost of sales.....................   4,693     47.9    4,320     50.2    3,921     55.3    3,336     56.5
  Research and development..........   1,014     10.4      826      9.6      653      9.2      563      9.5
  Selling, general and
     administrative.................   2,777     28.4    2,402     27.9    1,788     25.2    1,503     25.5
  Purchased in-process research and
     development....................     177      1.8       23      0.3       58      0.8       --       --
          Total costs and
            expenses................   8,661     88.5    7,571     88.0    6,420     90.5    5,402     91.5
                                      ------    -----   ------    -----   ------    -----   ------    -----
Operating income....................   1,130     11.5    1,027     12.0      675      9.5      500      8.5
Gain on sale of equity investment...      --       --       62      0.7       --       --       --       --
Interest income (expense), net......      46      0.5       32      0.4       34      0.5       23      0.4
Litigation settlement...............      --       --       --       --       --       --       --       --
Income before income taxes..........   1,176     12.0    1,121     13.1      709     10.0      523      8.9
Provision for income taxes..........     413      4.2      359      4.2      232      3.3      167      2.8
                                      ------    -----   ------    -----   ------    -----   ------    -----
Net income..........................  $  763      7.8   $  762      8.9   $  477      6.7   $  356      6.1
Net income per common share -- diluted... $ 1.93        $ 1.96            $ 1.21            $ 0.91
                                      ------            ------            ------            ------
Shares used in the calculation of
  net income per common
  share -- diluted..................     394               389               393               394

                       OPERATING AND CAPITALIZATION DATA

                                                                  YEARS ENDED JUNE 30,
                                                        -----------------------------------------
                                                          1998       1997       1996       1995
                                                        --------   --------   --------   --------
Total assets (millions)...............................  $  5,771   $  4,697   $  3,801   $  3,545
                                                        --------   --------   --------   --------
Long-term debt and other obligations (millions).......  $     75   $    106   $     60   $     91
Current ratio.........................................       2.0        2.0        2.0        2.2
Long-term debt-to-equity ratio........................        --      0.015      0.018      0.039
Return on average equity..............................        24%        31%        22%        19%
Return on average capital.............................        24%        30%        23%        18%
Return on average assets..............................        15%        18%        13%        11%
Effective income tax rate.............................      35.1%        32%        33%        32%
                                                        --------   --------   --------   --------
Average shares and equivalents (thousands)............   394,274    388,967    393,380    393,700
                                                        --------   --------   --------   --------
Book value per outstanding share......................  $   9.34   $   7.40   $   6.05   $   5.39
                                                        --------   --------   --------   --------

             HISTORICAL FINANCIAL REVIEW OF SUN MICROSYSTEMS, INC.

                   SUMMARY CONSOLIDATED STATEMENTS OF INCOME

                                                    YEARS ENDED JUNE 30,
                                -------------------------------------------------------------
                                     1994              1993              1992          1991
                                ---------------   ---------------   ---------------   -------
                                DOLLARS     %     DOLLARS     %     DOLLARS     %     DOLLARS
                                -------   -----   -------   -----   -------   -----   -------
                                           (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net revenues..................  $4,690    100.0   $4,309    100.0   $3,589    100.0   $3,221
                                ------    -----   ------    -----   ------    -----   ------
Costs and expenses:
  Cost of sales...............   2,753     58.7    2,518     58.4    1,963     54.7    1,758
  Research and development....     500     10.7      445     10.3      382     10.6      356
  Selling, general and
    administrative............   1,160     24.7    1,105     25.7      983     27.4      812
  Purchased in-process
    research and
    development...............      --       --       --       --       --       --       --
   Total costs and expenses...   4,413     94.1    4,068     94.4    3,328     92.7    2,926
                                ------    -----   ------    -----   ------    -----   ------
Operating income..............     277      5.9      241      5.6      261      7.3      295
Gain on sale of equity
  investment..................      --       --       --       --       --       --       --
Interest income (expense),
  net.........................       6      0.1       (2)      --       (6)    (0.2)     (11)
Litigation settlement.........      --       --      (15)    (0.4)      --       --       --
Income before income taxes....     283      6.0      224      5.2      255      7.1      284
Provision for income taxes....      87      1.8       67      1.6       82      2.3       94
                                ------    -----   ------    -----   ------    -----   ------
Net income....................  $  196      4.2   $  157      3.6   $  173      4.8   $  190
Net income per common share --
  diluted.....................  $ 0.50            $ 0.37            $ 0.42            $ 0.45
                                ------            ------            ------            ------
Shares used in the calculation
  of net income per common
  share -- diluted............     388               430               431               439
                                ------            ------            ------            ------

                                          YEARS ENDED JUNE 30,
                                -----------------------------------------
                                1991         1990              1989
                                -----   ---------------   ---------------
                                  %     DOLLARS     %     DOLLARS     %
                                -----   -------   -----   -------   -----
                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net revenues..................  100.0   $2,466    100.0   $1,765    100.0
                                -----   ------    -----   ------    -----
Costs and expenses:
  Cost of sales...............   54.6    1,399     56.7    1,010     57.2
  Research and development....   11.1      302     12.2      234     13.3
  Selling, general and
    administrative............   25.2      588     23.9      433     24.5
  Purchased in-process
    research and
    development...............     --       --       --       --       --
   Total costs and expenses...   90.9    2,289     92.8    1,677     95.0
                                -----   ------    -----   ------    -----
Operating income..............    9.1      177      7.2       88      5.0
Gain on sale of equity
  investment..................     --       --       --       --       --
Interest income (expense),
  net.........................   (0.3)     (23)    (0.9)     (10)    (0.6)
Litigation settlement.........     --       --       --       --       --
Income before income taxes....    8.8      154      6.3       78      4.4
Provision for income taxes....    2.9       43      1.8       17      1.0
                                -----   ------    -----   ------    -----
Net income....................    5.9   $  111      4.5   $   61      3.4
Net income per common share --
  diluted.....................          $ 0.30            $ 0.19
                                        ------            ------
Shares used in the calculation
  of net income per common
  share -- diluted............             395               348
                                        ------            ------

                       OPERATING AND CAPITALIZATION DATA

                                                          YEARS ENDED JUNE 30,
                                     ---------------------------------------------------------------
                                       1994       1993       1992       1991       1990       1989
                                     --------   --------   --------   --------   --------   --------
Total assets (millions)............  $  2,898   $  2,768   $  2,672   $  2,326   $  1,779   $  1,269
                                     --------   --------   --------   --------   --------   --------
Long-term debt and other
  obligations (millions)...........  $    122   $    178   $    348   $    401   $    359   $    145
Current ratio......................       2.0        2.4        2.6        2.5        2.6        1.9
Long-term debt-to-equity ratio.....     0.075       0.11       0.23       0.33       0.39       0.22
Return on average equity...........        12%        10%        13%        18%        14%        12%
Return on average capital..........        12%         9%        10%        13%        11%         9%
Return on average assets...........         7%         6%         7%         9%         7%         6%
Effective income tax rate..........        33%        30%        32%        33%        28%        22%
                                     --------   --------   --------   --------   --------   --------
Average shares and equivalents
  (thousands)......................   387,056    420,500    406,560    412,268    377,476    340,664
                                     --------   --------   --------   --------   --------   --------
Book value per outstanding share...  $   4.34   $   4.03   $   3.72   $   3.15   $   2.51   $   1.97
                                     --------   --------   --------   --------   --------   --------

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following table sets forth items from Sun's Consolidated Statements of Income as a percentage of net revenues:

                                                              1998     1997     1996
                                                              -----    -----    -----
Net revenues:
  Products..................................................   87.9     90.1     90.2
  Services..................................................   12.1      9.9      9.8
                                                              -----    -----    -----
          Total net revenues................................  100.0%   100.0%   100.0%
Cost of sales:
  Products..................................................   40.5     44.0     48.9
  Services..................................................    7.4      6.2      6.4
                                                              -----    -----    -----
          Total cost of sales...............................   47.9     50.2     55.3
Gross margin................................................   52.1     49.8     44.7
Research and development....................................   10.4      9.6      9.2
Selling, general and administrative.........................   28.4     27.9     25.2
Purchased in-process research and development...............    1.8      0.3      0.8
                                                              -----    -----    -----
Operating income............................................   11.5     12.0      9.5
Gain on sale of investment..................................     --      0.7       --
Interest income, net........................................    0.5      0.4      0.5
                                                              -----    -----    -----
Income before income taxes..................................   12.0     13.1     10.0
Provision for income taxes..................................    4.2      4.2      3.3
                                                              -----    -----    -----
Net income..................................................    7.8%     8.9%     6.7%
                                                              -----    -----    -----

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

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative (SG&A) expenses increased $375 million, or 15.6%, in fiscal 1998 to $2,777 million compared with an increase of $615 million, or 34.4%, in fiscal 1997. As a percentage of net revenues, these expenses were 28.4%, 27.9%, and 25.2% in fiscal 1998, 1997, and 1996, respectively. The increase as a percentage of net revenues in fiscal 1998 reflects, in part, the Company's ongoing efforts to expand its demand creation programs and service and support organizations. The dollar increase also reflects investments aimed at improving Sun's own business processes. The increase in dollar amount of SG&A expenses in fiscal 1997 was primarily attributable to increased marketing costs related to new product introductions and other promotional programs, and an increase in compensation resulting primarily from higher levels of marketing and sales head count. In fiscal 1999, the Company expects SG&A expenses to increase in dollar amount, as the Company continues to invest in efforts to achieve additional operating efficiencies through the continual review and improvement of business processes. In addition, the Company expects to continue to hire personnel to drive its demand-creation programs and service and support organizations.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

  IPRD Overview

     The following paragraphs contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the Company's expectations, including percentage of completion, expected product release dates, dates for which the Company expects to begin generating benefits from projects, expected product capabilities and product life cycles, costs and efforts to complete projects, growth rates, projected revenue and expense information used by the Company to calculate discounted cash flows, and discount rates. These forward-looking statements involve risks and uncertainties, and the cautionary statements including those set forth below and in "Future Operating Results" identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statement. Such factors include but are not limited to, delays in the development of in-process technologies or the release of products into the market, the complexity of the technology, the Company's ability to successfully manage product introductions, lack of customer acceptance, competition and changes in technological trends, and market or general economic conditions. In addition, there can be no assurance that any of the new products discussed below will be completed, that such products will meet either technological or commercial success or that the Company will receive any economic benefit from such products as a result of delays in the development of the technology, the complexity of the technology, changes in customer needs, or for other reasons, including those described above.

     Purchased in-process research and development ("IPRD") of $176.4 million, $23 million, and $57.9 million in fiscal 1998, 1997, and 1996, respectively, represents the write-off of in-process technologies associated with the Company's acquisitions of Diba, Inc. ("Diba"), Integrity Arts, Inc. ("Integrity Arts"), Chorus Systems, S.A. ("Chorus"), Red Cape Software, Inc. ("Red Cape"), and the storage products business of Encore Computer Corporation ("Encore") in fiscal 1998, Long View Technologies, LLC ("Long View") in fiscal 1997 and Integrated Micro Products, plc and its wholly-owned subsidiaries, Integrated Micro Products (UK), Ltd. and Integrated Micro Products Inc. (collectively "IMP"), and Lighthouse Design, Ltd. ("Lighthouse") in fiscal 1996 (collectively the "Acquired Companies"). At the date of each acquisition noted above, the projects associated with the IPRD efforts had not yet reached technological feasibility and the R&D in progress had no alternative future uses. Accordingly, these amounts were expensed on the respective acquisition dates of each of the Acquired Companies. Also see Footnote 2 -- "Acquisitions".

     In response to recent actions and comments from the Securities and Exchange Commission regarding its views on the application of valuation methodologies to purchased IPRD, the Company has expanded its disclosures related to acquisitions involving IPRD charges for each of the Acquired Companies. The Company believes that it is in compliance with all of the rules and related guidance as they currently exist.

  Valuation of IPRD

     The following table summarizes the significant assumptions underlying the valuations in 1998, 1997, and 1996 related to the IPRD from each of the Acquired Companies (in millions, except percentages).


                                                         ACQUISITION ASSUMPTIONS
                                      --------------------------------------------------------------
                                        ESTIMATED COST
                                         TO COMPLETE                                 RISK ADJUSTED
                                      TECHNOLOGY AT TIME                             DISCOUNT RATE
           ENTITY/PROJECT               OF ACQUISITION        LICENSE RATE(1)      ON IN-PROCESS R&D
           --------------             ------------------    -------------------    -----------------
Red Cape............................        $  7.4                  n/a                   25%
Encore..............................        $ 30.0              12% in 1999               30%
                                                                10% in 2000
                                                             6% for 2001-2005
Chorus -- JaZZr1.1..................        $  0.2              21% in 1999               25%
                                                                19% in 2000
                                                                17% in 2001
                                                             15% for 2002-2005
Chorus -- Other IPRD................        $  3.0                  n/a                   25%
Integrity Arts......................        $ 16.0                  n/a                   38%
Diba................................        $105.0                  n/a                   36%
Long View...........................        $  8.1                 6.5%                   33%
Lighthouse..........................        $ 13.0                  n/a                   25%
IMP.................................        $ 15.0                  n/a                   22%


---------------

(1) Represents the license rate (as a percentage of revenue) that a third party would have paid and therefore would avoid paying, as the result of acquiring the related technology

n/a = not applicable based upon valuation method utilized

     The following table provides information regarding the status of IPRD projects upon acquisition and as of June 30, 1998:



                                                                            ACTUAL OR
                                                 PERCENTAGE COMPLETE        EXPECTED
                                                     AT TIME OF          PRODUCT RELEASE
                                                     ACQUISITION              DATE
                                                 -------------------    -----------------
Red Cape.......................................          15%               Q4 Fiscal 1999
Encore.........................................          60%                  Fiscal 1999
Chorus -- JaZZr1.1.............................          50%             Q4 Fiscal 1998(1)
Chorus -- Other IPRD...........................          20%               Q4 Fiscal 1999
Integrity Arts.................................           5%             Q3 Fiscal 1998(2)
Diba...........................................          10%               Q4 Fiscal 1999
Long View......................................          25%             Q4 Fiscal 1998(3)
Lighthouse.....................................          80%             Q1 Fiscal 1998(4)
IMP............................................          10%               Q3 Fiscal 1999


---------------

(1) Revised expected release date is Q3 Fiscal 1999.



(2) Revised expected release date is Q4 Fiscal 1999.



(3) Revised expected release date is Q2 Fiscal 1999.



(4) Project was abandoned in Q3 of Fiscal 1997. See additional discussion at "Overall Status of IPRD".


     The Company calculated amounts allocated to IPRD using established valuation techniques in the high technology industry and expensed such amounts in the quarter that each such acquisition was consummated because technological feasibility had not been achieved and no alternative future uses had been established. The income approach used gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by Sun and its competitors, individual product sales cycles, and the estimated life of each product's underlying technology.

     The values assigned to developed technologies related to each acquisition were based upon future discounted cash flows related to each of the existing product's projected income stream. The discount rates used in the present value calculations were generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the date of each acquisition. The Company does not expect to achieve a material amount of expense reductions or synergies, therefore the valuation assumptions do not include significant anticipated cost savings.

  Overall Status of IPRD

     With respect to the Company's acquisitions completed in the three years ended June 30, 1998, with the exception of Encore and IMP which are discussed separately below, management believes that the projections the Company used in performing its valuations with respect to each acquisitions are still valid, in all material respects, however, there can be no assurance that the projected results will be achieved. Management expects to continue the development of each project and believes that there is a reasonable chance of successfully completing such development efforts, except for IPRD technology acquired from Lighthouse which is discussed below. However, there is risk associated with the completion of the in-process projects and there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process projects would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of other intangible assets acquired may become impaired. Although there have been delays in the development efforts related to certain acquired IPRD technologies, as of June 30, 1998 and for each of the three fiscal years then ended, the impact upon the Company's consolidated results of operations or financial position with respect to the success or lack thereof related to any acquisition, individually or in aggregate, is not considered material.

     The Company terminated its development efforts with respect to the IPRD technology acquired through the acquisition of Lighthouse, a company conducting development and engineering associated with the completion of a suite of software products using the NEXTSTEP and OpenStep operating environments for Solaris and Windows NT systems (collectively the "Lighthouse Software Products"). During fiscal 1997 Sun's commitment to OpenStep was scaled back thereby impacting development decisions related to the Lighthouse Software Products. The decision to abandon the in-process technologies acquired from Lighthouse was based upon a change in the long term strategy for certain of Sun's products, the impact of which was not material to the consolidated results of operations or financial position of Sun.

     Included below are further details regarding the nature of technology acquired, the valuation assumptions and the status of the IPRD related to Encore and IMP, the Company's two largest acquisitions in the three years ended June 30, 1998.

ENCORE

  IPRD Overview -- Encore

     At the time of the acquisition (November 24, 1997), Encore was conducting development and engineering activities associated with its Intershare and DASD-NET products (the "Encore Products"). It is anticipated that completion of the Encore Products would help the Company establish a viable position in the computer mainframe/open systems storage market. In addition, Encore's current products and technology would help facilitate efforts to develop a high end "intelligent" storage product, which can also be modified to address the low-end storage market. As of the date of the acquisition, the release of the Encore products was expected to commence in fiscal 1999, at which time the Company expected to generate economic benefits from the value of the development associated with the IPRD.

     At the acquisition date, Encore needed to perform substantial development efforts before reaching technological feasibility. These efforts include converting the box-system architecture to a storage-area-network, developing an alternative to the interconnect technology used by Encore which will provide the price and performance required to compete within the market place, and resolving several design issues during the porting phase of development.

  Valuation of IPRD -- Encore


     At the acquisition date, the Company estimated that total revenue related to the IPRD technology would increase at a compound annual growth rate of approximately 55% from fiscal 1999 to 2002. The Company projected that revenues would peak in fiscal 2002 and decline thereafter as new product technologies were expected to be introduced by the Company. These projections were based on management's estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions. The product life cycle utilized by the Company resulted in the use of estimated licensing rates of 12% in 1999, 10% in 2000 and 6% for 2001-2005 of the analysis. The 12% rate was based upon a 25% operating margin related to the storage product and with 80% of the value of the product being related to software and 60% of the software being related to the acquired technology. The rate decline is attributable to proportionately lower levels of acquired technology in advancing products.


     The Company selected a discount rate of 30%. In the selection of the appropriate discount rate, consideration was given to the Company's weighted average cost of capital ("WACC"), as well as other factors including the useful life of the technology, profitability levels of the technology, the uncertainty of technology advances that are known at the acquisition date, and the stage of completion of the technology. The discount rate chosen was greater than the Company's WACC as the technology had not yet reached technological feasibility as of the date of the valuation.

     The value assigned to the IPRD reflects the Company's determination of the relative value and contribution of the acquired research and development. The Company arrived at the value of the IPRD by giving consideration to the R&D's stage of completion, the complexity of the work completed to date, the difficulty in completing the remaining development, costs already incurred, and the projected costs to complete the project.

  Comparison to Actual Results -- Encore

     At June 30, 1998, the Company had made progress on the development efforts related to the Encore Products that was underway as of the acquisition date. Approximately $5 million of the estimated total cost to complete of $30 million had been incurred as of June 30, 1998. Although the research and development effort was approximately twelve months behind schedule at June 30, 1998, the total expected cost to complete the IPRD technology acquired from Encore has not increased nor is it expected to exceed the original anticipated cost to complete the development efforts. Based upon a planned introduction date of late fiscal 1999, the impact of this delay to the consolidated results of operations or financial position of Sun was not considered material for fiscal 1998.

     Given the uncertainties of the development process, no assurance can be given that deviations from these estimates will not occur. Management expects to continue the development of each project and believes that there is a reasonable chance of successfully completing such development. However, as there is risk associated with the completion of the in-process projects due to the remaining efforts to achieve technological feasibility, rapidly changing customer needs, complexity of technology and growing competitive pressures, there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process projects would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of other intangible assets acquired may become impaired.

INTEGRATED MICRO PRODUCTS

  IPRD Overview -- IMP

     At the time of the acquisition (April 23, 1996), IMP was conducting development and engineering activities associated with a next generation fault-tolerant computer based on Sun's UltraSPARC(TM) microprocessor. The UltraSPARC-based system will incorporate scalability to multiple processors, performance improvements, and a new standard bus architecture. The development of a fault-tolerant UltraSPARC product could enable the deployment of fault-tolerant functionality across a wide range of Sun's highly scaleable Ultra Enterprise(TM) Servers. At the acquisition date it was anticipated that the UltraSPARC product would require approximately one and one-half years of further development and engineering work. At the acquisition date, IMP was in the process of developing a fault-tolerant UltraSPARC product line and substantial development efforts remained, which included design, coding, testing and other implementation efforts.

  Valuation of IPRD -- IMP

     The Company estimated that total revenue related to the acquired technology would increase at a compound annual growth rate of approximately 40% from 1997 to 2002. These projections were based on management's estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions.

     Management's assumptions with respect to operating expenses used in the valuation analysis include: (i) cost of goods sold, (ii) SG&A expenses, and
(iii) R&D expenses. Selected operating expense assumptions were based on an evaluation of IMP's overall business model, including both historic and expected direct expense levels, and an assessment of general industry metrics. The Company projected cost of revenues (expressed as a percentage of revenues) for the IPRD to average 51% over the projection period. Management estimated SG&A for the IPRD to be 22% and 25% of revenues, respectively, in the first two years following acquisition, and an average of 13% over the remainder of the projection period. Management estimated that maintenance R&D related to the IPRD to be 5% and 3% of revenues, respectively, in the first two years following acquisition, and an average of 2% of revenues over the full projection period.

     The Company selected a discount rate for the IPRD of 22%. In the selection of the appropriate discount rate, consideration was given to Sun's WACC, as well as other factors including the useful life of the technology, profitability levels of the technology, the uncertainty of technology advances that were known at the acquisition date, and the stage of completion of the technology. The discount rate utilized for the IPRD was determined to be greater than Sun's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of the valuation.


     The value of the IPRD reflects the Company's determination of the relative value and contribution of the acquired research and development. At the acquisition date, the UltraSPARC based technology was in the design stage of development. The nature and complexity to complete the product required hardware engineering, software development, the development and implementation of verification tests, and the building of engineering prototypes. Management expected the cost to complete the IPRD would total approximately $15 million, with an initial expected completion date during the second quarter of fiscal 1998. The remaining work required to complete the product is difficult and complex, and deviations from the current development plan could have a significant impact on both the completion date and the associated cost-to-complete.


  Comparison to Actual Results -- IMP


     Management's projections included a planned introduction date of late calendar 1997 for IMP's fault tolerant computers based on Sun's UltraSPARC microprocessors. Management expected the cost to complete the IPRD efforts to be incurred during fiscal 1997 and 1998 and to total approximately $15 million. As of June 30, 1998, the development efforts were behind schedule as a result of increased complexities surrounding the development efforts. As of June 30, 1998, the revised introduction date is expected to be during the third quarter of fiscal 1999. Since the expected introduction date was delayed by approximately one year, the total expected cost to complete the IPRD technology acquired from IMP has increased to approximately $25 million at June 30, 1998, and approximately $14 million had been incurred. The impact of the delayed release of the product based upon IMP's IPRD technology was not considered material to the consolidated results of operations or financial position of Sun for fiscal 1997 and fiscal 1998.


     Given the uncertainties of the development process, no assurance can be given that deviations from these estimates will not occur. Management expects to continue the development of each project and believes that there is a reasonable chance of successfully completing such development. However, as there is risk associated with the completion of the in-process projects due to the remaining efforts to achieve technological feasibility, rapidly changing customer needs, complexity of technology and growing competitive pressures, there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process projects would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of other intangible assets acquired may become impaired.

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

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEARS ENDED JUNE 30,
                                                         -----------------------------------------
                                                            1998           1997           1996
                                                         -----------    -----------    -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues:
  Products.............................................  $8,603,259     $7,747,115     $6,392,358
  Services.............................................   1,187,581        851,231        702,393
                                                         ----------     ----------     ----------
          Total net revenues...........................   9,790,840      8,598,346      7,094,751
Costs and expenses:
  Cost of sales -- products............................   3,972,283      3,790,284      3,468,416
  Cost of sales -- services............................     721,053        530,176        452,812
  Research and development.............................   1,013,782        825,968        653,044
  Selling, general and administrative..................   2,777,264      2,402,442      1,787,567
  Purchased in-process research and development........     176,384         22,958         57,900
                                                         ----------     ----------     ----------
          Total costs and expenses.....................   8,660,766      7,571,828      6,419,739
Operating income.......................................   1,130,074      1,026,518        675,012
Gain on sale of equity investment......................          --         62,245             --
Interest income........................................      47,663         39,899         42,976
Interest expense.......................................      (1,571)        (7,455)        (9,114)
                                                         ----------     ----------     ----------
Income before income taxes.............................   1,176,166      1,121,207        708,874
Provision for income taxes.............................     413,304        358,787        232,486
                                                         ----------     ----------     ----------
Net income.............................................  $  762,862     $  762,420     $  476,388
                                                         ----------     ----------     ----------
Net income per common share -- basic...................  $     2.04     $     2.07     $     1.28
                                                         ----------     ----------     ----------
Net income per common share -- diluted.................  $     1.93     $     1.96     $     1.21
                                                         ----------     ----------     ----------
Shares used in the calculation of net income per common
  share -- basic.......................................     373,728        368,426        371,134
                                                         ----------     ----------     ----------
Shares used in the calculation of net income per common
  share -- diluted.....................................     394,274        388,967        393,380
                                                         ----------     ----------     ----------

                            See accompanying notes.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      AT JUNE 30,
                                                              ----------------------------
                                                                 1998             1997
                                                              -----------      -----------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                 AND PER SHARE AMOUNTS)
Current assets:
  Cash and cash equivalents.................................  $  822,267       $  660,170
  Short-term investments....................................     476,185          452,590
  Accounts receivable, net of allowances of $235,563 in 1998
     and $196,091 in 1997...................................   1,845,765        1,666,523
  Inventories...............................................     346,446          437,978
  Deferred tax assets.......................................     371,841          286,720
  Other current assets......................................     285,021          224,469
                                                              ----------       ----------
          Total current assets..............................   4,147,525        3,728,450
Property, plant and equipment:
  Machinery and equipment...................................   1,251,660        1,057,239
  Furniture and fixtures....................................     113,636           93,078
  Leasehold improvements....................................     256,233          166,745
  Land and buildings........................................     635,699          341,279
                                                              ----------       ----------
                                                               2,257,228        1,658,341
Accumulated depreciation and amortization...................    (956,616)        (858,448)
                                                              ----------       ----------
                                                               1,300,612          799,893
Other assets, net...........................................     262,925          168,931
                                                              ----------       ----------
                                                              $5,711,062       $4,697,274
                                                              ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.....................................  $    7,169       $  100,930
  Accounts payable..........................................     495,603          468,912
  Accrued payroll-related liabilities.......................     315,929          337,412
  Accrued liabilities and other.............................     810,562          625,600
  Deferred service revenues.................................     264,967          197,616
  Income taxes payable......................................     188,641          118,568
  Note payable..............................................      40,000               --
                                                              ----------       ----------
          Total current liabilities.........................   2,122,871        1,849,038
Deferred income taxes and other obligations.................      74,563          106,299
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value, 10,000,000 shares
     authorized; no shares issued and outstanding...........          --               --
  Common stock, $0.00067 par value, 950,000,000 shares
     authorized; issued: 430,311,441 shares in 1998 and
     430,535,886 shares in 1997.............................         288              288
  Additional paid-in capital................................   1,345,508        1,229,797
  Retained earnings.........................................   3,150,935        2,409,850
  Treasury stock, at cost: 54,007,866 shares in 1998 and
     60,050,380 shares in 1997..............................  (1,003,191)        (915,426)
  Currency translation adjustment and other.................      20,088           17,428
                                                              ----------       ----------
          Total stockholders' equity........................   3,513,628        2,741,937
                                                              ----------       ----------
                                                              $5,711,062       $4,697,274
                                                              ==========       ==========

                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEARS ENDED JUNE 30,
                                                           --------------------------------------
                                                              1998          1997         1996
                                                           -----------   ----------   -----------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income.............................................  $   762,862   $  762,420   $   476,388
  Adjustments to reconcile net income to operating cash
     flows:
     Depreciation and amortization.......................      439,921      356,003       294,541
     Gain on sale of equity investment...................           --      (62,245)           --
     Tax benefit of options exercised....................      111,375       59,799        53,000
     Purchased in-process research and development.......      176,384       22,958        57,900
     Net increase in accounts receivable.................     (176,075)    (334,911)     (160,238)
     Net (increase) decrease in inventories..............       97,394       22,936      (135,742)
     Net increase (decrease) in accounts payable.........      (12,298)     143,845        17,275
     Net increase in other current and non-current
       assets............................................     (206,210)    (152,510)      (43,701)
     Net increase in other current and non-current
       liabilities.......................................      333,159      286,793       128,891
                                                           -----------   ----------   -----------
Net cash provided from operating activities..............    1,526,512    1,105,088       688,314
                                                           -----------   ----------   -----------
Cash flows from investing activities:
  Additions to property, plant and equipment.............     (830,143)    (554,018)     (295,638)
  Acquisition of other assets............................      (91,521)     (37,645)      (83,889)
  Acquisition of short-term investments..................     (958,354)    (973,884)   (1,301,798)
  Maturities of short-term investments...................      523,032      634,765     1,424,324
  Sales of short-term investments........................      432,047      347,771       228,377
  Proceeds from sale of equity investment................           --       62,245            --
  Payments for acquisitions, net of cash acquired........     (244,020)     (22,958)      (96,100)
                                                           -----------   ----------   -----------
Net cash used by investing activities....................   (1,168,959)    (543,724)     (124,724)
                                                           -----------   ----------   -----------
Cash flows from financing activities:
  Issuance of stock, net of employee repurchases.........       71,975       52,969        59,554
  Acquisition of treasury stock..........................     (284,396)    (456,090)     (522,336)
  Proceeds from employee stock purchase plans............       93,581       81,313        54,840
  Proceeds (reduction) of short-term borrowings, net.....      (92,967)      51,769        (1,625)
  Repayment of receivable purchase agreement.............           --     (125,000)           --
  Proceeds (reduction) of note payable and other.........       16,351      (35,009)      (39,038)
                                                           -----------   ----------   -----------
Net cash used by financing activities....................     (195,456)    (430,048)     (448,605)
Net increase in cash and cash equivalents................      162,097      131,316       114,985
Cash and cash equivalents, beginning of year.............      660,170      528,854       413,869
                                                           -----------   ----------   -----------
Cash and cash equivalents, end of year...................  $   822,267   $  660,170   $   528,854
                                                           ===========   ==========   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest............................................  $       905   $   15,126   $    18,140
     Income taxes........................................  $   334,550   $  380,814   $   193,461
Supplemental schedule of non-cash investing and financing
  activities:
In conjunction with the Company's acquisitions,
  liabilities were assumed as follows:
     Fair value of assets acquired.......................  $   301,415           --   $   101,500
     Cash paid for assets................................     (249,806)          --       (96,100)
                                                           -----------   ----------   -----------
     Liabilities assumed.................................  $    51,609           --   $     5,400
                                                           -----------   ----------   -----------
Stock issued in conjunction with acquisitions............           --           --   $    19,012
                                                           -----------   ----------   -----------

                            See accompanying notes.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        THREE YEARS ENDED JUNE 30, 1998

                                            COMMON STOCK       ADDITIONAL
                                        --------------------    PAID-IN      RETAINED
                                          SHARES      AMOUNT    CAPITAL      EARNINGS
                                        -----------   ------   ----------   ----------
                                             (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balances at June 30, 1995.............  425,509,924    $ 72    $1,089,478   $1,205,483
Issuance of stock, net of employee
  repurchases.........................      (40,468)     --            --      (19,516)
Issuance of restricted stock..........      850,662      --        19,012           --
Treasury stock purchased..............           --      --            --           --
Net income............................           --      --            --      476,388
Tax benefit and other.................           --      --        55,859           --
Balances at June 30, 1996.............  426,320,118      72     1,164,349    1,662,355
Issuance of stock, net of employee
  repurchases.........................      (10,000)     --            --      (14,710)
Treasury stock purchased..............           --      --            --           --
Exercise of warrants..................    4,225,768       1         1,611           --
Net income............................           --      --            --      762,420
Tax benefit and other.................           --      --        63,837           --
Issuance of common stock dividend.....           --     215            --         (215)
Balances at June 30, 1997.............  430,535,886     288     1,229,797    2,409,850
Issuance of stock, net of employee
  repurchases.........................     (224,445)     --            (2)     (21,777)
Treasury stock purchased..............           --      --            --           --
Net income............................           --      --            --      762,862
Tax benefit and other.................           --      --       115,713           --
Balances at June 30, 1998.............  430,311,441    $288    $1,345,508   $3,150,935
                                        -----------    ----    ----------   ----------

                                             TREASURY STOCK          CURRENCY         TOTAL
                                        -------------------------   TRANSLATION   STOCKHOLDERS'
                                          SHARES        AMOUNT      ADJUSTMENT       EQUITY
                                        -----------   -----------   -----------   -------------
                                                 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balances at June 30, 1995.............  (31,452,316)  $  (206,067)    $33,629      $2,122,595
Issuance of stock, net of employee
  repurchases.........................   14,561,928       131,493          --         111,977
Issuance of restricted stock..........           --            --          --          19,012
Treasury stock purchased..............  (37,465,488)     (522,336)         --        (522,336)
Net income............................           --            --          --         476,388
Tax benefit and other.................           --            --     (12,009)         43,850
Balances at June 30, 1996.............  (54,355,876)     (596,910)     21,620       2,251,486
Issuance of stock, net of employee
  repurchases.........................   10,378,115       137,574          --         122,864
Treasury stock purchased..............  (16,072,619)     (456,090)         --        (456,090)
Exercise of warrants..................           --            --          --           1,612
Net income............................           --            --          --         762,420
Tax benefit and other.................           --            --      (4,192)         59,645
Issuance of common stock dividend.....           --            --          --              --
Balances at June 30, 1997.............  (60,050,380)     (915,426)     17,428       2,741,937
Issuance of stock, net of employee
  repurchases.........................   12,638,384       196,631          --         174,852
Treasury stock purchased..............   (6,595,870)     (284,396)         --        (284,396)
Net income............................           --            --          --         762,862
Tax benefit and other.................           --            --       2,660         118,373
Balances at June 30, 1998.............  (54,007,866)  $(1,003,191)    $20,088      $3,513,628
                                        -----------   -----------     -------      ----------

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

                                                               AT JUNE 30,
                                                           -------------------
                                                             1998       1997
                                                           --------   --------
                                                             (IN THOUSANDS)
Raw materials............................................  $ 92,197   $236,900
Work in progress.........................................    58,765     50,577
Finished goods...........................................   195,484    150,501
                                                           --------   --------
          Total..........................................  $346,446   $437,978
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

                                                                       YEARS ENDED JUNE 30,
                                                             -----------------------------------------
                                                                1998           1997           1996
                                                             -----------    -----------    -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income.................................................   $762,862       $762,420       $476,388
                                                              --------       --------       --------
  Shares used to compute net income per common
     share -- basic........................................    373,728        368,426        371,134
  Effect of dilutive securities, options and warrants......     20,546         20,541         22,246
                                                              --------       --------       --------
  Shares used to compute net income per common
     share -- diluted......................................    394,274        388,967        393,380
                                                              --------       --------       --------
  Net income per common share -- basic.....................   $   2.04       $   2.07       $   1.28
                                                              --------       --------       --------
  Net income per common share -- diluted...................   $   1.93       $   1.96       $   1.21
                                                              --------       --------       --------

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

 2. ACQUISITIONS

     During the three years ended June 30, 1998, the Company completed eight acquisitions which were accounted for under the purchase method of accounting. Pro forma results of operations have not been presented for any of the acquisitions because the effects of these acquisitions were not material to the Company on either an individual or an aggregate basis. The results of operations of each acquisition are included in the Company's consolidated statement of income from the date of each acquisition and were not material to the Company on either an individual or an aggregate basis.

     The Company completed five acquisitions in fiscal 1998. On May 29, 1998, the Company completed its acquisition of Red Cape Software, Inc. ("Red Cape"), a company which was conducting engineering and testing activities to further develop its Framework for Policy Management Software, a Java(TM) technology-based, goal-oriented, policy-based storage management software that can be used across platforms. On November 24, 1997, the Company completed its acquisition of Encore Computer Corporation's Storage Products Business ("Encore"). Encore was conducting development and engineering activities associated with its Intershare and DASD-NET products (the "Encore Products") for the computer mainframe/open systems storage market. The acquired technology of the Encore Products will facilitate the Company's efforts to develop a high-end "intelligent" storage product, which can be modified to address the low-end storage market. On October 21, 1997 the Company completed its acquisition of Chorus Systems, S.A. ("Chorus"). Chorus was conducting development, engineering and testing activities associated with certain software products which will allow the Company to create a robust product line leveraging the Java programming language, including a tool set and flash file system, as well as embedded operating systems. On September 22, 1997, the Company completed its acquisition of Integrity Arts, Inc. ("Integrity Arts"), a company developing a smart card Application Programming Interface ("API"). An API defines the concepts, terms and structures of a software platform that can be followed by application designers and architects and describes application functionality, data management principles, communication principles, and network infrastructure. Integrity Arts was also developing the related smart card and terminal run-time software modules, software development tools, card application architectures, and data security software. On August 22, 1997, the Company completed its acquisition of Diba, Inc. ("Diba"). Diba was conducting development and engineering activities associated with the completion of a consumer information appliance which will offer improved performance and efficiency by allowing processing of software applications at either the local area network located in the consumer's home or at another location.

     The Company completed one acquisition, Long View Technologies, LLC ("Long View") during fiscal 1997. Long View was acquired on February 14, 1997 and at the time was conducting development and engineering activities associated with the completion of a virtual machine for the MS Windows '95 and NT operating systems which would contribute to the speed and robustness of the Sun Java platform's ability to operate in the network computing market.

     During fiscal 1996, the Company completed two acquisitions. On April 23, 1996, the Company completed its acquisition of Integrated Micro Products, Inc. ("IMP"), a company conducting development and engineering activities associated with the development of fault tolerant computers. On June 28, 1996, the Company completed its acquisition of Lighthouse Design, Ltd. ("Lighthouse") a company conducting development and engineering activities associated with the completion of a suite of software products for end-users and developers. These software products included spreadsheets, wordprocessors, database development and project management tools, as well as the objects used by software developers to build tools for enterprises using the NEXTSTEP or OpenStep operating environments for Solaris(TM) and Windows NT systems.

     A summary of the Company's purchase transactions which included in-process research and development ("IPRD") charges is included in the following table (in millions).

                                                             IPRD             FORM OF CONSIDERATION
      ENTITY NAME         CONSIDERATION       DATE          CHARGE                & OTHER NOTES
      -----------         -------------       ----          ------            ---------------------
Fiscal 1998 Acquisitions
Red Cape................     $ 16.7       May 29, 1998       $14.1       Cash
Encore..................     $186.2       Nov 29, 1997       $97.0       Cash; developed technology and
                                                                         goodwill and other intangibles
                                                                         of $56 and $6.7, respectively
Chorus..................     $ 26.5       Oct 21, 1997       $13.1       Cash
Integrity Arts..........     $ 30.2       Sep 22, 1997       $29.9       Cash
Diba....................     $ 29.7       Aug 22, 1997       $22.3       $25.6 in cash and assumed
                                                                         liabilities of $4.1
Fiscal 1997 Acquisitions
Long View...............     $ 23.0       Feb 14, 1997       $23.0       Cash
Fiscal 1996 Acquisitions
Lighthouse..............     $ 22.8       Jun 28, 1996       $14.9       $19 in common stock; $3.2 in
                                                                         cash and assumed liabilities of
                                                                         $0.6
IMP.....................     $106.5       Apr 23, 1996       $43.0       $96.1 in cash and assumed
                                                                         liabilities of $10.4; developed
                                                                         technology and goodwill and
                                                                         other intangibles of $36.5 and
                                                                         $12, respectively

     The Company calculated amounts allocated to IPRD using established valuation techniques in the high technology industry and expensed such amounts in the quarter that each such acquisition was consummated because technological feasibility of the in-process technologies so acquired had not been achieved and no alternative future uses had been established. The income approach used gave consideration to relevant market sizes and growth factors, expected industry trends, the nature and timing of new product introductions by Sun and its competitors, individual product sales cycles, and the estimated life of each product's underlying technology.

     The excess purchase price over the estimated value of the net tangible assets acquired was allocated to various intangible assets, consisting primarily of developed technology and goodwill, as well as other goodwill-like assets, such as customer base and assembled workforce. The values assigned to developed technologies related to each acquisition were based upon future discounted cash flows related to the existing products' projected income streams. The values of the customer bases were determined based upon the value of existing relationships and the expected revenue stream. The values of the assembled workforces were based upon the cost to replace those workforces. Amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over periods ranging from two to five years.

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

     The fair value of the Company's cash equivalents and short-term investments is as follows:

                                                            GROSS         GROSS       AT JUNE 30, 1998
                                                          UNREALIZED    UNREALIZED       ESTIMATED
                                                COST        GAINS         LOSSES         FAIR VALUE
                                              --------    ----------    ----------    ----------------
                                                                   (IN THOUSANDS)
State and local government debt.............  $ 94,843       $ 22          $11            $ 94,854
Corporate and other non-governmental debt...   421,573         --           --             421,573
U.S. government debt........................    53,474         74           --              53,548
Floating rate notes.........................    99,460         --           --              99,460
Money market fund...........................    97,900         --           --              97,900
Other investments...........................    16,599         --           --              16,599
                                              --------       ----          ---            --------
          Total.............................  $783,849       $ 96          $11            $783,934
                                              ========       ====          ===            ========

                                                            GROSS         GROSS       AT JUNE 30, 1997
                                                          UNREALIZED    UNREALIZED       ESTIMATED
                                                COST        GAINS         LOSSES         FAIR VALUE
                                              --------    ----------    ----------    ----------------
                                                                   (IN THOUSANDS)
State and local government debt.............  $120,579       $ 16          $ 56           $120,539
Corporate and other non-governmental debt...   282,240          5            89            282,156
U.S. government debt........................    85,628        233            13             85,848
Floating rate notes.........................    45,870         --            --             45,870
Foreign debt................................    15,026         24            --             15,050
Money market fund...........................   119,600         --            --            119,600
Other investments...........................    27,500         --            --             27,500
                                              --------       ----          ----           --------
          Total.............................  $696,443       $278          $158           $696,563
                                              ========       ====          ====           ========

     The cost and estimated fair values of cash equivalents and short-term investments by contractual maturity are as follows:

                                                                 AT JUNE 30, 1998
                                                              ----------------------
                                                                          ESTIMATED
        CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS             COST      FAIR VALUE
        -------------------------------------------           --------    ----------
                                                                  (IN THOUSANDS)
Maturing in one year or less................................  $684,389     $684,474
Maturing after one year.....................................    99,460       99,460
                                                              --------     --------
          Total.............................................  $783,849     $783,934
                                                              ========     ========

     The fair value of the Company's borrowing arrangements and other financial instruments is as follows:

                                                       AT JUNE 30, 1998       AT JUNE 30, 1997
                                                       ASSET (LIABILITY)      ASSET (LIABILITY)
                                                      -------------------   ---------------------
                                                      CARRYING     FAIR     CARRYING      FAIR
                                                       AMOUNT     VALUE      AMOUNT       VALUE
                                                      --------   --------   ---------   ---------
                                                                    (IN THOUSANDS)
10.18% mortgage loan................................  $(40,000)  $(41,495)  $ (40,000)  $ (42,541)
Forward foreign exchange contracts..................     4,265      4,265      (2,861)     (2,861)
Foreign currency option contracts...................        --      7,531          --       1,262
Short-term borrowings...............................    (7,169)    (7,169)   (100,930)   (100,930)
Interest-rate swap agreement........................        --        292          --         196
                                                      --------   --------   ---------   ---------

 4. DERIVATIVE FINANCIAL INSTRUMENTS

     Outstanding notional amounts for derivative financial instruments were as follows:

                                                                  AT JUNE 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Swap hedging debt...........................................  $ 40,000    $ 40,000
Forward foreign exchange contracts..........................   930,155     856,979
Foreign currency option contracts...........................   241,861     254,182
                                                              --------    --------

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

 6. INCOME TAXES

     Income before income taxes and the provision for income taxes consist of the following:

                                                                  YEARS ENDED JUNE 30,
                                                          ------------------------------------
                                                             1998          1997         1996
                                                          ----------    ----------    --------
                                                                     (IN THOUSANDS)
Income before income taxes:
  United States.........................................  $  589,387    $  566,554    $291,126
  Foreign...............................................     586,779       554,653     417,748
                                                          ----------    ----------    --------
          Total income before income taxes..............  $1,176,166    $1,121,207    $708,874
                                                          ==========    ==========    ========
Provision for income taxes:
  Current:
     United States federal..............................  $  349,095    $  303,537    $146,351
     State..............................................      47,270        46,894      16,192
     Foreign............................................     106,192        67,234      67,959
                                                          ----------    ----------    --------
          Total current income taxes....................     502,557       417,665     230,502
                                                          ----------    ----------    --------
Deferred:
  United States federal.................................     (81,319)      (66,027)    (10,419)
  State.................................................      (6,492)       (5,231)      1,178
  Foreign...............................................      (1,442)       12,380      11,225
                                                          ----------    ----------    --------
          Total deferred income taxes...................     (89,253)      (58,878)      1,984
                                                          ----------    ----------    --------
Provision for income taxes..............................  $  413,304    $  358,787    $232,486
                                                          ==========    ==========    ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                   AT JUNE 30,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
Deferred tax assets:
  Inventory valuation.......................................  $  67,006    $  66,057
  Reserves and other accrued expenses.......................    165,724      115,722
  Fixed asset basis differences.............................     81,926       63,717
  Compensation not currently deductible.....................     41,407       38,979
  State income taxes........................................     15,468       21,926
  Other.....................................................     68,687       33,901
                                                              ---------    ---------
Gross deferred tax assets...................................    440,218      340,302
Deferred tax liabilities:
  Net undistributed profits of subsidiaries.................   (124,777)    (112,758)
  Other.....................................................        428         (928)
                                                              ---------    ---------
Gross deferred tax liabilities..............................   (124,349)    (113,686)
                                                              ---------    ---------
Net deferred tax assets.....................................  $ 315,869    $ 226,616
                                                              =========    =========

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the difference are as follows:

                                                                   YEARS ENDED JUNE 30,
                                                             --------------------------------
                                                               1998        1997        1996
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Expected tax rate at 35%...................................  $411,658    $392,423    $248,106
State income taxes, net of federal tax benefit.............    26,506      27,081      11,291
Foreign earnings permanently reinvested in foreign
  operations...............................................   (49,600)    (63,550)    (36,580)
Acquired in-process research and development...............    25,194          --       5,690
Other......................................................      (454)      2,833       3,979
                                                             --------    --------    --------
  Provision for income taxes...............................  $413,304    $358,787    $232,486
                                                             ========    ========    ========

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

     Information with respect to stock option and stock purchase rights activity is as follows:

                                                 OUTSTANDING OPTIONS/RIGHTS
                                        ---------------------------------------------
                                         SHARES                                             WEIGHTED
                                        AVAILABLE     NUMBER                                AVERAGE
                                        FOR GRANT    OF SHARES      PRICE PER SHARE      EXERCISE PRICE
                                        ---------    ---------    -------------------    --------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at June 30, 1995..............     4,684      49,248      $ 0.0025  - $12.282        $ 6.84
  Additional shares reserved..........    49,040          --                       --            --
  Grants..............................   (12,886)     12,886      $ 0.00034 - $30.125        $20.25
  Exercises...........................        --      (9,762)     $   0.00034 - $19.5        $ 6.78
  Cancellations.......................     4,440      (4,616)     $  0.005  - $30.125        $ 7.64
                                         -------      ------      -------------------        ------
  Balance at June 30, 1996............    45,278      47,756      $  0.005  - $30.125        $10.84
  Additional shares reserved..........       300          --                       --            --
  Grants..............................   (13,289)     13,289      $0.00067 - $33.9375        $26.90
  Exercises...........................        --      (7,367)     $  0.01   - $30.125        $ 6.99
  Cancellations.......................     1,840      (2,319)     $  0.01   - $33.375        $13.32
                                         -------      ------      -------------------        ------
  Balance at June 30, 1997............    34,129      51,359      $0.00067 - $33.9375        $15.44
  Additional shares reserved..........     5,172          --                       --            --
  Grants..............................   (14,881)     14,881      $0.0006  - $47.3750        $37.81
  Exercises...........................        --      (9,263)     $0.0006  - $33.9375        $ 8.53
  Cancellations.......................     1,991      (1,991)     $1.350   - $47.3750        $21.25
                                         -------      ------      -------------------        ------
  Balance at June 30, 1998............    26,411      54,986      $0.00067 - $47.3750        $22.28
                                         -------      ------      -------------------        ------

     The following table summarizes significant ranges of outstanding and exercisable options at June 30, 1998:

                                                   OUTSTANDING OPTIONS        OPTIONS EXERCISABLE
                                                -------------------------    ----------------------
                                                  WEIGHTED       WEIGHTED                  WEIGHTED
                                                   AVERAGE       AVERAGE                   AVERAGE
                                                  REMAINING      EXERCISE                  EXERCISE
                                    SHARES      LIFE IN YEARS     PRICE        SHARES       PRICE
                                  ----------    -------------    --------    ----------    --------
  $ 0.0007 - $ 5.00.............   2,247,449         5.4         $ 4.4713     1,407,509    $ 4.6831
  $ 5.0001 - $10.00.............  16,491,580         4.6         $ 7.4620     8,415,847    $ 7.2509
  $10.0001 - $15.00.............   2,222,150         5.0         $11.5499       581,070    $11.6474
  $15.0001 - $20.00.............   1,699,320         5.4         $19.5000       485,520    $19.5000
  $20.0001 - $25.00.............   7,245,162         6.2         $23.6803     1,864,404    $23.5609
  $25.0001 - $30.00.............   9,075,495         6.6         $27.1952     1,641,853    $27.1933
  $30.0001 - $40.00.............   5,040,863         7.3         $32.9105       559,492    $31.9555
  $40.0001 - $45.00.............  10,302,247         8.1         $40.5786            --    $     --
  $45.0001 - $47.3750...........     661,500         7.2         $46.8873         4,240    $47.3750
                                  ----------         ---         --------    ----------    --------
                                  54,985,766         6.1         $22.2831    14,959,935    $12.7343
                                  ----------         ---         --------    ----------    --------

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

     The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                     YEARS ENDED JUNE 30,
                                                  ---------------------------
                                                  1998       1997       1996
                                                  -----      -----      -----
  Expected life.................................    7.8        8.1        7.7
  Interest rate.................................   5.73%      6.06%      6.36%
  Volatility....................................  49.60%     46.60%     57.99%
  Dividend yield................................     --         --         --
                                                  -----      -----      -----

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

     Pro forma net income and net income per common share are as follows:

                                                                    YEARS ENDED JUNE 30,
                                                              ---------------------------------
                                                                1998        1997        1996
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Pro forma net income........................................  $673,488    $710,717    $452,509
                                                              --------    --------    --------
Basic:
  Pro forma shares used in the calculation of pro forma net
     income per common share................................   373,728     368,426     371,134
                                                              --------    --------    --------
  Pro forma net income per common share.....................  $   1.80    $   1.93    $   1.22
                                                              --------    --------    --------
Diluted:
  Pro forma shares used in the calculation of pro forma net
     income per common share................................   383,377     377,288     390,390
                                                              --------    --------    --------
  Pro forma net income per common share.....................  $   1.76    $   1.88    $   1.16
                                                              --------    --------    --------

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

     Information regarding geographic areas at June 30, 1998, 1997, and 1996, and for each of the years then ended, is as follows:

                                                   GEOGRAPHIC AREA
                                        --------------------------------------
                                          UNITED                                  REST OF
                                          STATES        EUROPE        JAPAN        WORLD      ELIMINATIONS      TOTAL
                                        ----------    ----------    ----------    --------    ------------    ----------
June 30, 1998, and for the year then
  ended:
  Sales to unaffiliated customers.....  $5,349,634    $2,708,514    $  899,029    $833,663    $        --     $9,790,840
  Intercompany transfers..............     969,752     1,938,940        17,609      45,652     (2,971,953)            --
                                        ----------    ----------    ----------    --------    -----------     ----------
  Net revenues........................  $6,319,386    $4,647,454    $  916,638    $879,315    $(2,971,953)    $9,790,840
                                        ----------    ----------    ----------    --------    -----------     ----------
  Operating income....................  $  642,685    $  510,919    $   25,225    $ 16,480    $   (65,235)    $1,130,074
                                        ----------    ----------    ----------    --------    -----------     ----------
  Identifiable assets.................  $4,005,490    $2,939,584    $  352,529    $556,087    $(2,142,628)    $5,711,062
                                        ----------    ----------    ----------    --------    -----------     ----------
  Liabilities.........................  $1,763,617    $1,484,335    $  345,115    $543,080    $(1,938,713)    $2,197,434
                                        ----------    ----------    ----------    --------    -----------     ----------
  June 30, 1997, and for the year then
    ended:
  Sales to unaffiliated customers.....  $4,709,343    $2,177,319    $  958,753    $752,931    $        --     $8,598,346
  Intercompany transfers..............     978,981     2,018,531        17,973      61,724     (3,077,209)            --
                                        ----------    ----------    ----------    --------    -----------     ----------
  Net revenues........................  $5,688,324    $4,195,850    $  976,726    $814,655    $(3,077,209)    $8,598,346
                                        ----------    ----------    ----------    --------    -----------     ----------
  Operating income....................  $  477,136    $  522,575    $   13,958    $  8,116    $     4,733     $1,026,518
                                        ----------    ----------    ----------    --------    -----------     ----------
  Identifiable assets.................  $4,079,585    $2,408,106    $  360,814    $385,763    $(2,536,994)    $4,697,274
                                        ----------    ----------    ----------    --------    -----------     ----------
  Liabilities.........................  $2,351,239    $1,284,970    $  350,076    $369,868    $(2,400,816)    $1,955,337
                                        ----------    ----------    ----------    --------    -----------     ----------
  June 30, 1996, and for the year then
    ended:
  Sales to unaffiliated customers.....  $3,791,154    $1,778,712    $  991,044    $533,841    $        --     $7,094,751
  Intercompany transfers..............     944,785     1,586,615        16,847      50,868     (2,599,115)            --
                                        ----------    ----------    ----------    --------    -----------     ----------
  Net revenues........................  $4,735,939    $3,365,327    $1,007,891    $584,709    $(2,599,115)    $7,094,751
                                        ----------    ----------    ----------    --------    -----------     ----------
  Operating income....................  $  280,296    $  370,034    $   23,690    $  6,497    $    (5,505)    $  675,012
                                        ----------    ----------    ----------    --------    -----------     ----------
  Identifiable assets.................  $3,721,745    $1,542,890    $  325,417    $319,262    $(2,108,405)    $3,800,909
                                        ----------    ----------    ----------    --------    -----------     ----------
  Liabilities.........................  $2,023,047    $  891,360    $  305,045    $318,834    $(1,988,863)    $1,549,423
                                        ----------    ----------    ----------    --------    -----------     ----------

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

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           FISCAL 1998 QUARTER ENDED,
                                                                           --------------------------
                                                  JUNE 30      MARCH 29    DECEMBER 28   SEPTEMBER 28
                                                 ----------   ----------   -----------   ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues...................................  $2,881,065   $2,360,928   $2,450,243     $2,098,604
  Gross margin.................................   1,488,429    1,259,292    1,278,613      1,071,170
  Operating income.............................     402,448      333,916      212,835        180,875
  Net income...................................     272,988      232,009      149,432        108,433
  Net income per common share -- diluted.......  $     0.69   $     0.59   $     0.38     $     0.27
                                                 ----------   ----------   ----------     ----------

                                                                           FISCAL 1997 QUARTER ENDED,
                                                                           --------------------------
                                                  JUNE 30      MARCH 30    DECEMBER 29   SEPTEMBER 29
                                                 ----------   ----------   -----------   ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues...................................  $2,543,121   $2,114,618   $2,081,588     $1,859,019
  Gross margin.................................   1,281,358    1,061,424    1,048,186        886,918
  Operating income.............................     337,679      257,010      255,845        175,984
  Net income...................................     237,178      223,511      178,341        123,390
  Net income per common share -- diluted.......  $     0.61   $     0.58   $     0.46     $     0.32
                                                 ----------   ----------   ----------     ----------

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

                                                                       CLOSING       DAILY AVERAGE
                                               HIGH        LOW       SALES PRICES    TRADING VOLUME
                                             --------    --------    ------------    --------------
Fiscal year ended June 30, 1998
  First quarter............................  $53.3125    $35.9375      $46.8125        5,062,402
  Second quarter...........................   48.0469     30.3750       39.8750        7,340,261
  Third quarter............................   50.0000     37.6250       41.7188        6,947,744
  Fourth quarter...........................   45.5625     38.1875       43.4375        4,633,556
Fiscal year ended June 30, 1997
  First quarter............................  $32.5625    $22.0000      $31.0625        9,502,834
  Second quarter...........................   35.1250     25.5000       25.6875        8,704,392
  Third quarter............................   35.0000     26.2500       28.8750        5,834,969
  Fourth quarter...........................   38.7500     25.8750       37.2188        5,076,927

COMPARISON OF TWO-YEAR CUMULATIVE TOTAL RETURN

     $100 invested on June 30, 1995, in stock or applicable index assuming reinvestment of dividends.

                              [PERFORMANCE GRAPH]

                            STOCK OWNERSHIP PROFILE
                             (AS OF JUNE 30, 1998)

                                   [GRAPHIC]