Form 10-K, Exhibit 13
period 1999-06-30
SUN MICROSYSTEMS INC
filed 1999-09-27
CIK 709519

                                                                    EXHIBIT 13.1

Annual Report 1999 o Sun Microsystems, Inc. S11

Management's Discussion and Analysis o Page S12

Consolidated Financial Statements o Page S16

Notes to Consolidated Financial Statements o Page S18

Report of Independent Auditors o Page S22


--------------------------------------------------------------------------------
                                FINANCIAL REVIEW
--------------------------------------------------------------------------------

The Last Ten Years

Sun's revenues have grown an average of 21% annually over the past decade as demand for our open, network computing products and services has increased. With over 49% of revenues generated from outside the United States in fiscal 1999, Sun's portfolio of revenues by geography is well balanced.

   Cash from operating activities has grown an average of 70% annually over the past ten years, demonstrating the strength and consistency of Sun's business model.

   While Sun's vision and strategy have remained consistent, the market opportunities for Sun's products and technologies have expanded as companies embrace Internet computing. Increasingly, Sun's business is being driven by customer efforts to implement e-commerce, middleware, network storage, and enterprise software. Customers are also increasingly demanding Sun's high-quality enterprise services to help them implement, manage, and monitor their Internet/network computing environments.

   In addition, Sun's component technologies, Java, Jini, and UltraSPARC, are increasingly being implemented in consumer and telecommunications environments, promising to increase the number of Internet-enabled devices and thus Internet traffic. The greater the demand for information and services over the Internet, the greater the opportunity for Sun to sell servers, storage, and software.

   In order to capitalize on these opportunities, Sun has invested carefully--in research and development, enterprise services, and other demand creation activities.

   Sun's excellence in financial and asset management continues to yield outstanding results in almost every conventional measure of profitability and productivity. Our balance sheet is superb, and we are strongly capitalized, effectively positioning Sun for the .com era.

NET REVENUES
(in millions of dollars)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
2,466                                                                           11,726

Net revenues grew to $11,726 million in fiscal 1999, an increase of 20% from $9,791 million in fiscal 1998.

NET INCOME PER COMMON
SHARE--DILUTED (in dollars)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
0.15                                                                            1.27

Earnings per share for fiscal 1999, including acquisition-related charges, totaled $1.27, an increase of 31% over fiscal 1998. Over the past ten years, Sun has grown earnings per share an average of 33%.

OPERATING INCOME
(in millions of dollars)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
177                                                                             1,522

Operating income as a percent of revenues for fiscal 1999 reached a record level of 13%. Over the past decade, Sun's operating income has increased 37% on an average annual basis.

R&D INVESTMENT
(in millions of dollars)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
302                                                                             1,263

During fiscal 1999, Sun invested nearly 11% of revenues in research and development, primarily in the areas of system design, SPARC microprocessors, Solaris software, network storage, and Java technologies. Sun's investments in research and development have led to increasingly innovative products and technologies that promise to change the ways in which customers use the Internet.

CASH PORTFOLIO (in millions of dollars)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
393                                                                             2,665

Excellence in financial management resulted in another record cash balance for fiscal 1999. Sun's cash portfolio, which includes cash, cash equivalents, and short-term investments, totaled $2,665 million at the end of fiscal 1999.

CASH FROM OPERATING ACTIVITIES
(in millions of dollars)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
298                                                                             2,517

In fiscal 1999, Sun achieved record cash from operating activities increasing by nearly $1 billion over fiscal 1998 to reach $2,517 million during fiscal 1999.

LONG-TERM DEBT-TO-EQUITY RATIO
(percentage)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
39.0                                                                            0.0

At the end of fiscal 1998 and 1999, Sun had no long-term debt, resulting in a 0.0% debt-to-equity ratio.

RETURN ON AVERAGE EQUITY
(percentage)

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
14.0                                                                            25.0

In fiscal 1999, Sun's return on equity was 25%, demonstrating the strong customer acceptance of Sun's server, storage, workstation, and software products and technologies.

REVENUES BY GEOGRAPHY
(in millions of dollars)

[ ] Rest of World
[ ] Europe
[ ] U.S.

 90      91      92      93      94      95      95      96      97      98      99
----    ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
2,466                                                                           11,726

Sun is a global company with more than 49% of its revenues generated outside the United States. Despite the ongoing macroeconomic difficulties in Japan and Southeast Asia, Sun continued to experience strong revenue growth in the United States, Europe, and Latin America, demonstrating the value of a balanced geographical portfolio.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
(In millions, except per share amounts)

Years Ended June 30,                    1999              1998             1997              1996             1995
                                   ---------------   ---------------  ---------------    --------------   --------------
                                   Dollars     %     Dollars     %    Dollars     %      Dollars      %   Dollars      %
------------------------------------------------------------------------------------------------------------------------

Net revenues                       $11,726   100.0    $9,791   100.0   $8,598   100.0    $7,095   100.0   $5,902   100.0

Costs and expenses:

 Cost of sales                       5,648    48.2     4,693    47.9    4,320    50.2     3,921    55.3    3,336    56.5
 Research and development            1,262    10.8     1,014    10.4      826     9.6       653     9.2      563     9.5
 Selling, general and
  administrative                     3,173    27.1     2,777    28.4    2,402    27.9     1,788    25.2    1,503    25.5
 Purchased in-process
  research and development             121     0.9       177     1.8       23     0.3        58     0.8       --      --
Total costs and expenses            10,204    87.0     8,661    88.5    7,571    88.0     6,420    90.5    5,402    91.5
------------------------------------------------------------------------------------------------------------------------

Operating income                     1,522    13.0     1,130    11.5    1,027    12.0       675     9.5      500     8.5
Gain on sale of equity
 investment                             --      --        --      --       62     0.7        --      --       --      --
Interest income (expense), net          84     0.7        46     0.5       32     0.4        34     0.5       23     0.4
Litigation settlement                   --      --        --      --       --      --        --      --       --      --
Income before income taxes           1,606    13.7     1,176    12.0    1,121    13.1       709    10.0      523     8.9
Provision for income taxes             575     4.9       413     4.2      359     4.2       232     3.3      167     2.8
------------------------------------------------------------------------------------------------------------------------

Net income                         $ 1,031     8.8    $  763     7.8   $  762     8.9    $  477     6.7   $  356     6.1
Net income per common
 share--diluted                     $ 1.27            $ 0.97           $ 0.98            $ 0.61           $ 0.46
------------------------------------------------------------------------------------------------------------------------

Shares used in the calculation
of net income per common
 share--diluted                        814               788              778               786              788
------------------------------------------------------------------------------------------------------------------------


Years Ended June 30,                   1994              1993             1992             1991              1990
                                   --------------    --------------   --------------     ------------    -------------
                                   Dollars      %    Dollars      %   Dollars      %     Dollars    %    Dollars     %
----------------------------------------------------------------------------------------------------------------------

Net revenues                       $4,690   100.0    $4,309   100.0   $3,589   100.0    $3,221  100.0   $2,466   100.0

Costs and expenses:

 Cost of sales                      2,753    58.7     2,518    58.4    1,963    54.7     1,758   54.6    1,399    56.7
 Research and development             500    10.7       445    10.3      382    10.6       356   11.1      302    12.2
 Selling, general and
  administrative                    1,160    24.7     1,105    25.7      983    27.4       812   25.2      588    23.9
 Purchased in-process
  research and development             --      --        --      --       --      --        --     --       --      --
Total costs and expenses            4,413    94.1     4,068    94.4    3,328    92.7     2,926   90.9    2,289    92.8
----------------------------------------------------------------------------------------------------------------------

Operating income                      277     5.9       241     5.6      261     7.3       295    9.1      177     7.2
Gain on sale of equity
 investment                           --       --        --      --         --    --          --   --         --    --
Interest income (expense), net          6     0.1        (2)     --       (6)   (0.2)      (11)  (0.3)     (23)   (0.9)
Litigation settlement                 --       --       (15)   (0.4)      --    --          --   --         --      --
Income before income taxes            283     6.0       224     5.2      255     7.1       284    8.8      154     6.3
Provision for income taxes             87     1.8        67     1.6       82     2.3        94    2.9       43     1.8
----------------------------------------------------------------------------------------------------------------------

Net income                         $  196     4.2    $  157     3.6   $  173     4.8    $  190    5.9   $  111     4.5
Net income per common
 share--diluted                    $ 0.25            $ 0.19           $ 0.21            $ 0.23          $ 0.15
----------------------------------------------------------------------------------------------------------------------

Shares used in the calculation
of net income per common
 share--diluted                       776               860              862               878             790
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
OPERATING AND CAPITALIZATION DATA
--------------------------------------------------------------------------------

Years Ended June 30,                1999      1998      1997      1996      1995      1994      1993      1992      1991      1990
----------------------------------------------------------------------------------------------------------------------------------
Total assets (millions)          $ 8,420   $ 5,711   $ 4,697   $ 3,801   $ 3,545   $ 2,898   $ 2,768   $ 2,672   $ 2,326   $ 1,779
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, deferred
  income taxes, and other
  obligations (millions)         $   382   $    75   $   106   $    60   $    91   $   122   $   178   $   348   $   401   $   359
----------------------------------------------------------------------------------------------------------------------------------
Current ratio                        1.9       2.0       2.0       2.0       2.2       2.0       2.4       2.6       2.5       2.6
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt-to-equity ratio        --        --      0.02      0.02      0.04      0.08      0.11      0.23      0.33      0.39
----------------------------------------------------------------------------------------------------------------------------------
Return on average equity              25%       24%       31%       22%       19%       12%       10%       13%       18%       14%
----------------------------------------------------------------------------------------------------------------------------------
Return on average capital             23%       24%       30%       23%       18%       12%        9%       10%       13%       11%
----------------------------------------------------------------------------------------------------------------------------------
Return on average assets              15%       15%       18%       13%       11%        7%        6%        7%        9%        7%
----------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate             36%       35%       32%       33%       32%       33%       30%       32%       33%       28%
----------------------------------------------------------------------------------------------------------------------------------
Average shares and
  equivalents (thousands)        814,241   788,548   777,934   786,760   787,400   774,112   841,000   813,120   824,536   754,952
----------------------------------------------------------------------------------------------------------------------------------
Book value per
  outstanding share              $  6.19   $  4.67   $  3.70   $  3.03   $  2.70   $  2.17   $  2.02   $  1.86   $  1.58   $  1.26
----------------------------------------------------------------------------------------------------------------------------------

S12 Annual Report 1999 o SUN MICROSYSTEMS, INC.
================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
The following table sets forth items from our Consolidated Statements of Income as a percentage of total net revenues:

--------------------------------------------------------------------------------
                                                         1999     1998    1997
--------------------------------------------------------------------------------
Net revenues
  Products                                               86.1     87.9     90.1
  Services                                               13.9     12.1      9.9
--------------------------------------------------------------------------------
Total net revenues                                      100.0%   100.0%   100.0%

Cost of sales:
  Products                                               39.9     40.5     44.0
  Services                                                8.3      7.4      6.2
--------------------------------------------------------------------------------
Total cost of sales                                      48.2     47.9     50.2
--------------------------------------------------------------------------------
Gross margin                                             51.8     52.1     49.8

Research and development                                 10.8     10.4      9.6

Selling, general and administrative                      27.1     28.4     27.9

Purchased in-process research and development             0.9      1.8      0.3

Operating income                                         13.0     11.5     12.0

Gain on sale of investment                                 --       --      0.7

Interest income (expense), net                            0.7      0.5      0.4
--------------------------------------------------------------------------------
Income before income taxes                               13.7     12.0     13.1

Provision for income taxes                                4.9      4.2      4.2
--------------------------------------------------------------------------------
Net income                                                8.8%     7.8%     8.9%
--------------------------------------------------------------------------------

This Annual Report, including the following sections, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding economic trends in geographic markets, trends relating to customer buying patterns, and the Company's expectations relating to future research and development and selling, general and administrative expenses. These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth below and those contained in "Future Operating Results," identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, adverse changes in general economic conditions, including adverse changes in the specific markets for our products, adverse business conditions, decreased or lack of growth in the computing industry, adverse changes in customer order patterns, increased competition, lack of acceptance of new products, pricing pressures, lack of success in technological advancements, risks associated with foreign operations (including the downturn of economic trends and unfavorable currency movements in the Asia Pacific marketplace), risks associated with the Company's efforts to comply with Year 2000 requirements, and other factors.

RESULTS OF OPERATIONS

NET REVENUES

Our products net revenues increased $1,488 million, or 17.3%, to $10,091 million in fiscal 1999, compared with an increase of $856 million, or 11%, in fiscal 1998. More than 50% of the increase in products revenues in fiscal 1999 was primarily due to strong demand for our enterprise and workgroup servers, and to a lesser extent from increased revenues generated by our storage products. The growth in products revenue was partially offset by a decline in high-end desktop system volumes as the result of a shift in customer purchasing patterns towards low-end desktop systems and workgroup servers. More than 50% of the increase in net revenues in fiscal 1998 over fiscal 1997 resulted from increased demand for workgroup, enterprise, and departmental servers and high-end desktop systems and to a lesser extent from high-end storage, memory, and related products.

     Our services net revenues increased $448 million, or 37.7%, to $1,635 million in fiscal 1999, compared with an increase of $336 million, or 40%, in fiscal 1998. The dollar increase in services revenues in fiscal 1999 was primarily the result of a shift in product mix toward premium-priced service and support contracts and a larger installed product base due to increased product unit sales, as well as increased revenues associated with our professional and education services. The increase in services revenues from fiscal 1997 to fiscal 1998 was primarily the result of a larger installed product base due to increased product unit sales, as well as increased revenues associated with our professional services.

     In fiscal 1999 and fiscal 1998, domestic net revenues grew by 19% and 16%, respectively, while international net revenues (including United States exports) grew 21% and 12%, respectively. Revenues from international operations represented 49%, 48%, and 49% of total revenues in fiscal 1999, 1998, and 1997, respectively.

     European net revenues increased 23% and 20% in fiscal 1999 and 1998, respectively. The increase in fiscal 1999 was due to increased demand for our network computing products and services. We experienced continued growth in all European regions during fiscal 1999, with the strongest growth in Germany and Southern Europe. The increase in fiscal 1998 was primarily due to continued market acceptance of our network computing products and services in most major European markets. Although we have experienced U.S. dollar revenue growth in the European marketplace on a year over year basis, there can be no assurance that such trends will continue. In particular, if capital spending declines in certain countries or industries, our results of operations and cash flow could suffer.

     Japan net revenues increased 14% for fiscal 1999, compared to a decrease of 5% in fiscal 1998. The increase in fiscal 1999 was primarily due to increased demand within the region for our products, with the most notable increase in demand for our servers. We attribute the decrease in revenues in fiscal 1998 to macroeconomic trends affecting the Japanese market, including currency movements against the U.S. dollar. We remain cautious with regard to the Japanese market and do not expect the current Japanese macroeconomic trends to change significantly in the near term. In addition, if the economic trends in Japan significantly worsen in a quarter or decline over an extended period of time, our results of operations and cash flows could suffer.

     Net revenues in Rest of World increased by 22% in fiscal 1999 compared with 9% in fiscal 1998. The increases in fiscal 1999 and fiscal 1998 were primarily due to increased demand for our network computing products and services from expanding markets in China, Australia, and Latin America.

     A portion of our operations consists of manufacturing and sales activities in foreign jurisdictions. As a result, our results of operations could be significantly adversely affected by factors such as changes in foreign currency exchange rates or real economic conditions in the foreign markets in which we distribute our products. We are primarily exposed to changes in exchange rates on the Japanese yen, British pound, French franc, and German mark. When the U.S. dollar strengthens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales decreases. When the U.S. dollar weakens against these currencies, the U.S. dollar value of non-U.S. dollar-based sales increases. Correspondingly, the U.S. dollar value of non-U.S. dollar-based costs increases when the U.S. dollar weakens and decreases when the U.S. dollar strengthens. Overall we are a net receiver of currencies other than the U.S. dollar and, as such, benefit from a weaker dollar, and are adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may adversely affect our consolidated sales and operating margins as expressed in U.S. dollars.

     To mitigate the short-term effect of changes in currency exchange rates on our non-U.S. dollar-based sales, product procurement, and operating expenses, we regularly hedge our net non-U.S. dollar-based exposures by entering into foreign exchange forward and option contracts to hedge transactions. Currently, hedges of transactions do not extend beyond three months. Given the short-term nature of our foreign exchange forward and option contracts, our exposure to risk associated with currency market movement on the instruments is not material. See "Other Financial Instruments" in Note 1--"Summary of Significant Accounting Policies."

GROSS MARGIN

Products gross margin was 53.7% for fiscal 1999, compared with 53.8% and 51.1% for fiscal 1998 and 1997, respectively. Fiscal year 1999 products gross margin was relatively flat in relation to fiscal 1998. Products gross margin was adversely impacted by increased volumes of low-end desktop systems and certain workgroup servers, as well as increased manufacturing costs, the effects of which were offset by an increased volume of higher margin, richly configured enterprise servers and storage products. The increase in gross margin in fiscal 1998 over fiscal 1997 resulted primarily from sales of more richly configured, higher margin servers and desktop systems, and to a lesser extent from decreased component costs. There could be a further downward impact on our products gross margins as the result of continued shifts in customer purchasing patterns toward low-end desktop systems and workgroup servers.

     Services gross margin was 40.4% for fiscal 1999, compared with 39.3% and 37.7% for fiscal 1998 and 1997, respectively. The increase in fiscal 1999 reflects increased market penetration in enterprise data center accounts, an overall shift toward premium priced service and support contracts resulting from a larger installed base of high-end server products, continued growth in professional services, and increased economies of scale in certain geographic markets. The increase in services gross margin in fiscal 1998 over fiscal 1997 was primarily the result of a larger installed base offset by our increased investment in services business. There can be no assurance that services gross margins will continue to grow at rates consistent with the rates previously realized.

     We continuously evaluate the competitiveness of our product and service offerings. These evaluations could result in repricing actions in the near term. Our future operating results would be adversely affected if such repricing actions were to occur and we were unable to mitigate the resulting margin pressure by maintaining a favorable mix of systems, software, service, and other products, and by achieving component cost reductions, operating efficiencies, and increasing volumes.

RESEARCH AND DEVELOPMENT

Research and development (R&D) expenses increased $249 million, or 24.5%, in fiscal 1999 to $1,263 million, compared with an increase of $188 million, or 22.7%, in fiscal 1998. As a percentage of net revenues, R&D expenses were 10.8%, 10.4%, and 9.6% in fiscal 1999, 1998, and 1997, respectively. The increase in spending in fiscal 1999 was focused on the development of a broad line of scalable hardware products, including servers, workstations, and storage technologies, software products which utilize the Java platform, Solaris operating environment software, and SPARC(TM) microprocessors. The remaining increase in R&D expenses was due to further development of products acquired through acquisitions and increased compensation and compensation-related costs due primarily to higher levels of R&D staffing. The increase as a percentage of net revenues reflects our belief that to maintain our competitive position in a market characterized by rapid rates of technological advancement, we must continue to invest significant resources in new systems, software, and microprocessor development, as well as in enhancements to existing products. The Company expects research and development expenses to increase in dollar amount in fiscal 2000 while remaining in the range of 11% of revenue in fiscal 2000.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative (SG&A) expenses increased $396 million, or 14.2%, in fiscal 1999 to $3,173 million compared with an increase of $375 million, or 15.6%, in fiscal 1998. As a percentage of net revenues, these expenses were 27.1%, 28.4%, and 27.9% in fiscal 1999, 1998, and 1997, respectively. The increase in dollar amount in fiscal 1999 was primarily attributable to increased compensation and compensation-related expenses resulting from higher levels of headcount, principally in the sales organization, annual salary adjustments, and to a lesser extent, marketing costs related to promotional programs and increased goodwill amortization expense resulting from several acquisitions. We also made additional investments aimed at improving our own business processes. In fiscal 2000, we expect SG&A expenses to increase in dollar amount, as we continue to invest in efforts to achieve additional operating efficiencies through the continual review and improvement of business processes. In addition, we expect to continue to hire personnel to drive demand-creation programs and service and support organizations.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

The following paragraphs contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding our expectations, including percentage of completion, expected product release dates, dates for which we expect to begin generating benefits from projects, expected product capabilities and product life cycles, costs and efforts to complete projects, growth rates, royalty rates, projected revenue and expense information used by us to calculate discounted cash flows and discount rates. These forward-looking statements involve risks and uncertainties, and the cautionary statements including those set forth below and in "Future Operating Results" identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statement. Such factors include but are not limited to, delays in the development of in-process technologies or the release of products into the market, the complexity of the technology, our ability to successfully manage product introductions, lack of customer acceptance, competition and changes in technological trends, and market or general economic conditions. In addition, there can be no assurance that any of the new products discussed below will be completed, that such products will achieve either technological or commercial success or that we will receive any economic benefit from such products as a result of delays in the development of the technology, the complexity of the technology, changes in customer needs, or for other reasons, including those described above.

     Purchased in-process research and development (IPRD) of $121 million, $176 million, and $23 million in fiscal 1999, 1998, and 1997, respectively, represents the write-off of in-process technologies associated with our acquisitions of NetDynamics, Inc. (NetDynamics), Maxstrat Corporation (Maxstrat), i-Planet, Inc. (i-Planet), and Beduin Communications Incorporated (Beduin) in fiscal 1999, Diba, Inc. (Diba), Integrity Arts, Inc. (Integrity
Arts), Chorus Systems, S.A. (Chorus), Red Cape Software, Inc. (Red Cape), and the storage products business of Encore Computer Corporation (Encore) in fiscal 1998, and Long View Technologies, LLC (Long View) in fiscal 1997 (collectively the Acquired Companies). At the date of each acquisition noted above, the projects associated with the IPRD efforts had not yet reached technological feasibility and the R&D in process had no alternative future uses. Accordingly, these amounts were expensed on the respective acquisition dates of each of the Acquired Companies. Also see Note 2--"Acquisitions."

     In response to recent actions and comments from the Securities and Exchange Commission regarding its views on the application of valuation methodologies to purchased IPRD, we have expanded our disclosures related to acquisitions involving IPRD charges for each of the Acquired Companies.

VALUATION OF IPRD

The following table summarizes the significant assumptions underlying the valuations in fiscal years 1999, 1998, and 1997 related to the IPRD from each of the Acquired Companies (in millions, except percentages).

--------------------------------------------------------------------------------
Acquisition Assumptions
--------------------------------------------------------------------------------

                                    ESTIMATED
                                COST TO COMPLETE                             RISK ADJUSTED
                                  TECHNOLOGY AT                            DISCOUNT RATE ON
   ENTITY/PROJECT              TIME OF ACQUISITION    LICENSE RATE(1)       IN-PROCESS R&D
-------------------------------------------------------------------------------------------
   FISCAL 1999 ACQUISITIONS

     NetDynamics                      $ 5.7                 n/a                   20%
-------------------------------------------------------------------------------------------
     Maxstrat                         $ 8.0                 n/a                   25%
-------------------------------------------------------------------------------------------
     i-Planet                         $ 6.0                 n/a                   25%
-------------------------------------------------------------------------------------------
     Beduin                           $ 0.4                 n/a                   40%
-------------------------------------------------------------------------------------------
   FISCAL 1998 ACQUISITIONS

     Red Cape                         $ 7.4                 n/a                   25%
-------------------------------------------------------------------------------------------
     Encore                          $ 30.0             12% in 1999               30%
                                                        10% in 2000
                                                     6% for 2001-2005
-------------------------------------------------------------------------------------------
     Chorus-JaZZr.1.1                 $ 0.2             21% in 1999               25%
                                                        19% in 2000
                                                        17% in 2001
                                                     15% for 2002-2005
-------------------------------------------------------------------------------------------
     Chorus-Other IPRD                $ 3.0                 n/a                   25%
-------------------------------------------------------------------------------------------
     Integrity Arts                  $ 16.0                 n/a                   38%
-------------------------------------------------------------------------------------------
     Diba                            $105.0                 n/a                   36%
-------------------------------------------------------------------------------------------
   FISCAL 1997 ACQUISITION

     Long View                        $ 8.1                6.5%                   33%
-------------------------------------------------------------------------------------------

(1) Represents the license rate (as a percentage of revenue) that a third party would have paid and therefore would avoid paying, as the result of acquiring the related technology.

n/a Not applicable based upon the valuation method used.

The following table provides information regarding the status of IPRD projects upon acquisition and as of June 30, 1999 (except as otherwise described in the footnotes):

--------------------------------------------------------------------------------
                             PERCENTAGE COMPLETE AT         ACTUAL OR EXPECTED
   ENTITY/PROJECT              TIME OF ACQUISITION          PRODUCT RELEASE DATE
--------------------------------------------------------------------------------
   NetDynamics                         60%                    Q3 Fiscal 1999
--------------------------------------------------------------------------------
   Maxstrat                            70%                    Q1 Fiscal 2000
--------------------------------------------------------------------------------
   i-Planet                            30%                    Q4 Fiscal 1999
--------------------------------------------------------------------------------
   Beduin                              65%                    Q2 Fiscal 2000
--------------------------------------------------------------------------------
   Red Cape                            15%                    Q4 Fiscal 1999
--------------------------------------------------------------------------------
   Encore                              60%                     Fiscal 1999(1)
--------------------------------------------------------------------------------
   Chorus-JaZZr.1.1                    50%                    Q4 Fiscal 1998(2)
--------------------------------------------------------------------------------
   Chorus-Other IPRD                   20%                    Q4 Fiscal 1999(3)
--------------------------------------------------------------------------------
   Integrity Arts                       5%                    Q3 Fiscal 1998(4)
--------------------------------------------------------------------------------
   Diba                                10%                    Q4 Fiscal 1999(5)
--------------------------------------------------------------------------------
   Long View                           25%                    Q4 Fiscal 1998(6)
--------------------------------------------------------------------------------

(1) Revised expected release date is Q1 Fiscal 2000.

(2) Released in Q4 Fiscal 1999.

(3) Revised expected release date is Q2 Fiscal 2000.

(4) Released in Q4 Fiscal 1999.

(5) Project was abandoned in Fiscal 1999. See additional discussion at "Overall status of IPRD acquired prior to fiscal 1999."

(6) Released in Q4 Fiscal 1999.

We calculated amounts allocated to IPRD using established valuation techniques in the high technology industry and expensed such amounts in the quarter that each acquisition was consummated because technological feasibility had not been achieved and no alternative future uses had been established. This approach gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by us and our competitors, individual product sales cycles, and the estimated life of each products' underlying technology.

     The values assigned to developed technologies related to each acquisition were based upon future discounted cash flows related to the existing products' projected income stream. The discount rates used in the present value calculations were generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the date of each acquisition. We do not expect to achieve a material amount of expense reductions or synergies, therefore the valuation assumptions do not include significant anticipated cost savings.

OVERALL STATUS OF IPRD ACQUIRED PRIOR TO FISCAL 1999

With respect to acquisitions completed prior to fiscal 1999, with the exception of Encore, which is discussed separately below, we believe that the projections we used in performing our valuations with respect to each acquisition are still valid; however, there can be no assurance that the projected results will be achieved. We expect to continue the development of each project and believe that there is a reasonable chance of successfully completing such development efforts, except for IPRD technology acquired from Lighthouse and Diba, which is discussed below. However, there is risk associated with the completion of the in-process projects and there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process projects would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of other intangible assets acquired may become impaired. As of June 30, 1999 and for each of the three fiscal years then ended, the impact upon our consolidated results of operations or financial position with respect to the success, or lack thereof, related to any acquisition, individually or in aggregate, is not considered material, except as discussed below.

     In fiscal 1997, we terminated our development efforts with respect to the IPRD technology acquired through the acquisition of Lighthouse, a company conducting development and engineering associated with the completion of a suite of software products using the NEXTSTEP and OpenStep operating environments for Solaris and Windows NT systems (collectively the "Lighthouse Software Products"). During fiscal 1997 our commitment to OpenStep was scaled back thereby impacting development decisions related to the Lighthouse Software Products. Additionally, in fiscal 1999 we terminated our development efforts with respect to the IPRD technology acquired from Diba, which related to the completion of a set-top box product. The decisions to abandon the in-process technologies acquired from Lighthouse and Diba were based upon changes in the long-term strategy for certain of our products, the impact of which was not material to our consolidated results of operations or financial position.

     Included below are further details regarding the nature of technology acquired, the valuation assumptions, and the status of the IPRD related to our acquisitions completed during fiscal 1999, as well as Encore, our largest additional acquisition, completed during the three years ended June 30, 1999.

NETDYNAMICS

IPRD OVERVIEW--NETDYNAMICS

At the acquisition date (August 28, 1998), NetDynamics was conducting development, engineering, and testing activities associated with the completion of a new enterprise application platform product. This new product offering (NetDynamics New Product Offering) employs a new server-side component model, based on the Enterprise JavaBeans(TM) (EJB) architecture, which allows business logic to reside in the middle tier of the enterprise computing model independent of the client presentation layer and independent of legacy and database systems. This architecture is significantly different than the business logic architecture in NetDynamics' existing product offering, which is tightly integrated with the presentation interface. The EJB architecture allows for the development of more robust and scalable applications with improved reusability, better connectivity to a wide variety of data sources, and a more-industry standard interface through the use of Java enterprise application programming interfaces. Other new features include significant security enhancements and performance improvements, and the addition of new platform adaptor components for legacy systems integration.

VALUATION ANALYSIS--NETDYNAMICS

We calculated the value of the IPRD technology using a discounted cash flow analysis on the anticipated income stream of the related product sales. The discounted cash flow analysis was based upon our forecast of future revenues, cost of revenues, and operating expenses related to the product and technology acquired from NetDynamics, which are intended to be used in our future enterprise application platform products. We projected total revenue for NetDynamics to increase at a compound growth rate of approximately 30% from fiscal 1999 through 2008. Revenues are expected to peak in fiscal 2000 and decline thereafter, as we expect to introduce new product technologies. These projections are based on our estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions.

     Our assumptions with respect to operating expenses used in the valuation analysis included: (i) cost of goods sold, (ii) SG&A expenses, and (iii) R&D expenses. Selected operating expense assumptions we used were based on an evaluation of NetDynamics' overall business model, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics. We projected that the cost of revenues (expressed as a percentage of revenue) for the IPRD would decrease over time from approximately 26% in fiscal 1999 to 15% in fiscal 2005. We estimated SG&A (expressed as a percentage of revenue) for the IPRD to average 34% over the projection period. Maintenance R&D related to the IPRD was estimated to be approximately 1% of revenue over the projection period.

     The discount rate we selected for the IPRD was 20%. In the selection of the appropriate discount rate, we gave consideration to our weighted average cost of capital (WACC), as well as other factors, including the useful life of the technology, profitability levels of the technology, the uncertainty of technology advances that were known at the valuation date, and the stage of completion of the technology. The discount rate we used for the IPRD was determined to be greater than our WACC due to the fact that the technology had not yet reached technological feasibility as of the date of the valuation.

     The value of the IPRD reflects the relative value and contribution of the acquired research and development. We gave consideration to the R&D's stage of completion, the complexity of the work completed at the valuation date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the project in determining the value assigned to IPRD.

COMPARISON TO ACTUAL RESULTS--NETDYNAMICS

The NetDynamics New Product Offering was completed in March 1999 for a total cost of approximately $4.7 million, compared to the planned total cost of $5.7 million. We began to realize the benefits of the NetDynamics acquired technology during the fourth quarter of fiscal 1999. Through June 30, 1999, no significant adjustments have been made in the economic assumptions or expectations which underlie our acquisition decision and related purchase accounting.

     Given the uncertainties of the commercialization process, no assurance can be given that deviations from our estimates will not occur. We believe there is a reasonable chance of realizing the economic return expected from the acquired in-process technology. However, as there is risk associated with the realization of benefits related to commercialization of an in-process project due to rapidly changing customer needs, complexity of technology, and growing competitive pressures, there can be no assurance that any project will meet with commercial success. Failure to successfully commercialize an in-process project would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets acquired may become impaired.

MAXSTRAT

IPRD OVERVIEW--MAXSTRAT

At the acquisition date (January 22, 1999), Maxstrat was conducting development, engineering, and testing activities associated with the completion of a new modular mass data storage system product family (Noble Product Offering) scheduled to be released during the first quarter of fiscal 2000. The Noble Product Offering utilizes Fibre Channel, a fiber-optic technology designed for mass storage devices requiring very high bandwidth. Using optical fiber to connect devices, each Fibre Channel Arbitrated Loop (FC-AL) supports full-duplex data transfer rates of 100 mbps. Multiple FC-ALs increase the redundancy and availability of the system. If an FC-AL fails, another automatically takes over to keep the traffic flow consistent and predictable.

     At the acquisition date, Maxstrat had made substantial progress in the areas of specifications, design, and implementation. Remaining efforts necessary to complete the Noble Product Offering relate primarily to coding, testing, and addressing additional implementation issues. We anticipate that the Noble Product Offering will be complete by the end of our first quarter of fiscal 2000, after which we expect to begin generating economic benefits from the IPRD associated with the Noble Product Offering. Expenditures to complete the Noble Product Offering are expected to total approximately $8 million during fiscal 1999 and fiscal 2000.

VALUATION ANALYSIS--MAXSTRAT

We calculated the IPRD technology using a discounted cash flow analysis on the anticipated income stream of the related product sales. The discounted cash flow analysis was based upon our forecast of future revenues, cost of revenues, and operating expenses related to the product and technology acquired from Maxstrat, which are intended to be used in our future enterprise application platform products. We projected total revenue for Maxstrat to increase at a compound growth rate of approximately 30% from fiscal 1999 through 2008. We also expect revenues to peak in fiscal 2003 and decline thereafter, as we expect to introduce new product technologies. These projections are based on our estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions.

     Operating expenses used in the valuation analysis included: (i) cost of goods sold, (ii) SG&A expenses, and (iii) R&D expenses. Selected operating expense assumptions we used were based on an evaluation of Maxstrat's overall business model, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics. Cost of revenues (expressed as a percentage of revenue) for the IPRD averages 50% over the projection period. SG&A (expressed as a percentage of revenue) for the IPRD averages 20% over the projection period. Maintenance R&D related to the IPRD was estimated to be approximately 2% of revenue over the projection period.

     The discount rate we selected for the IPRD was 25%. In the selection of the appropriate discount rate, we gave consideration to our WACC, as well as other factors, including the useful life of the technology, profitability levels of the technology, the uncertainty of technology advances that are known at the valuation date, and the stage of completion of the technology. The discount rate we used for the IPRD was determined to be greater than our WACC due to the fact that the technology had not yet reached technological feasibility as of the date of the valuation.

     The value of the IPRD reflects the relative value and contribution of the acquired research and development. We gave consideration to the R&D's stage of completion, the complexity of the work completed to date, the difficulty completing the remaining development, costs already incurred, and the projected cost to complete the project in determining the value assigned to IPRD.

COMPARISON TO ACTUAL RESULTS--MAXSTRAT

At June 30, 1999, significant progress had been made on the development related to the Noble Product Offering that was underway as of the acquisition date. We are continuing to invest in the development of new technologies that were underway at the consummation of the Maxstrat acquisition. At June 30, 1999, we had incurred approximately $5 million of the planned total cost to complete of $8 million, and no significant adjustments have been made in the economic assumptions or expectations which underlie our acquisition decision and related purchase accounting. We are continuing our development efforts related to the IPRD technology acquired. These development efforts are advancing at a rate consistent with our expectations.

     Given the uncertainties of the development and commercialization process, no assurance can be given that deviations from these estimates will not occur. We expect to continue the development of the Noble Product Offering and believe that there is a reasonable chance of successfully completing such development. However, as there is risk associated with the completion of the in-process project due to the remaining efforts to achieve technological feasibility, rapidly changing customer needs, complexity of technology, and growing competitive pressures, there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize this in-process project would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets acquired may become impaired.

IPRD OVERVIEW--i-PLANET

At the acquisition date (September 28, 1998), i-Planet was conducting development, engineering, and testing activities associated with the completion of a new Java technology-based remote Internet access product scheduled to be released in early calendar year 1999. It was anticipated that this new product offering (i-Planet(TM) New Product Offering) would allow cost-effective, secure, and ubiquitous Internet access for applications such as remote access to corporate intranets, supply chain management, and commerce applications.

     At the acquisition date, i-Planet was performing development efforts in the areas of specifications, design, and implementation. Remaining efforts necessary to complete the i-Planet New Product Offering related primarily to coding, testing, and addressing additional implementation issues. Approximately $3 million of the total costs to complete the i-Planet New Product Offering of $6 million had been incurred at June 1999. We completed and released the product related to the i-Planet technology, i-Planet Webtop, in May 1999. As of June 30, 1999, no significant adjustments have been made in the economic assumptions or expectations which underlie our acquisition decision and related purchase accounting.

IPRD OVERVIEW--BEDUIN

At the acquisition date (October 16, 1998), Beduin was conducting development, engineering, and testing activities associated with the completion of a suite of products (Beduin New Product Offerings) which included the Lifestyle Manager Personal Information Manager (PIM) (a next-generation PIM targeted at smart devices incorporating Java technology), and "e-mail client" (a next generation e-mail client specialized to take advantage of the benefits of these smart devices). We anticipate that these Beduin New Product Offerings will provide the core functionality for smart devices incorporating Java technology and enable more efficient communication, regardless of time, location, or type of device. These Beduin New Product Offerings are designed to integrate and synchronize communications and data processing systems, enabling communications across time and space.

     At the acquisition date, Beduin was performing development efforts and substantial progress had been made in the areas of specifications, design, and implementation. Remaining efforts necessary to complete the Beduin New Product Offerings relate primarily to coding, testing, and addressing additional implementation issues. We anticipate that the Beduin New Product Offerings will be completed during the second quarter of our fiscal year ending June 30, 2000, after which we expect to begin generating economic benefits from the value of the completed development associated with the IPRD. We expect that the total costs to complete the Beduin New Product Offerings will approximate $2 million.

VALUATIONS OF IPRD--i-PLANET AND BEDUIN

Forecasts of future results that we believe are likely to occur were our basis for assigning value to IPRD. For the i-Planet and Beduin acquisitions, we assigned values to IPRD by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from each project, excluding the cash flows related to the portion of each project that was incomplete at the acquisition date, and discounting the resulting net cash flows to their present value. Each of our forecasts was based upon future discounted cash flows, taking into account the state of development of each in-process project, the cost to complete that project, the expected income stream, the life cycle of the product ultimately developed, and the risks associated with successful development and commercialization of each project. Projected future net cash flows attributable to the in-process technology, assuming successful development of such technologies, were discounted to their present value using a discount rate that was derived based on our estimated WACC plus a risk premium to account for the inherent uncertainty surrounding the successful completion of each project and the associated estimated cash flows. The discount rates used in valuing the net cash flows from each purchased in-process technology were 25% for the i-Planet acquisition and 40% for the Beduin acquisition. These discount rates are higher than our WACC due to the inherent uncertainties in the estimates described above, including the uncertainty surrounding the successful development of the purchased in-process technologies, the useful life of such technologies, the profitability levels of such technologies, and the uncertainty of technological advances that are unknown at this time.

     The estimates we used in the valuation of the IPRD charges are subject to change. Given the uncertainties of the development and commercialization process, no assurance can be given that deviations from these estimates will not occur. We expect to continue the development of each project and believe that there is a reasonable chance of successfully completing such development. However, as there is risk associated with the completion of the in-process projects due to the remaining efforts to achieve technological feasibility, rapidly changing customer needs, complexity of technology, and growing competitive pressures, there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process projects would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets acquired may become impaired.

ENCORE

IPRD OVERVIEW--ENCORE

At the time of the acquisition (November 24, 1997), Encore was conducting development and engineering activities associated with its Intershare and DASD-NET products (the Encore Products). We anticipated that completion of the Encore Products would help us establish a viable position in the computer mainframe/open systems storage market. In addition, Encore's current products and technology would help facilitate efforts to develop a high-end "intelligent" storage product, which could also be modified to address the low-end storage market. As of the date of the acquisition, the release of the Encore products was expected to commence in fiscal 1999, at which time we expected to generate economic benefits from the value of the development associated with the IPRD.

     At the acquisition date, Encore needed to perform substantial development efforts before reaching technological feasibility. These efforts include converting the box-system architecture to a storage-area-network, developing an alternative to the interconnect technology used by Encore that will provide the price and performance required to compete within the market place, and resolving several design issues during the porting phase of development.

VALUATION OF IPRD--ENCORE

At the acquisition date, we estimated that total revenue related to the IPRD technology would increase at a compound annual growth rate of approximately 55% from fiscal 1999 to 2002. We projected that revenues would peak in fiscal 2002 and decline thereafter as we expect to introduce new product technologies. These projections were based on our estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions. The product life cycle used by us resulted in the use of estimated royalty rates of 12% in 1999, 10% in 2000, and 6% for 2001 through 2005. The 12% rate was based upon a 25% operating margin related to the storage product and with 80% of the value of the product being related to software and 60% of the software being related to the acquired technology. The rate decline is attributable to proportionately lower levels of acquired technology in advancing products.

     We selected a discount rate of 30%. In the selection of the appropriate discount rate, we considered our WACC, as well as other factors including the useful life of the technology, profitability levels of the technology, the uncertainty of technology advances that were known at the acquisition date, and the stage of completion of the technology. The discount rate chosen was greater than our WACC, as the technology had not yet reached technological feasibility as of the valuation date.

     The value assigned to the IPRD reflects our determination of the relative value and contribution of the acquired research and development. We arrived at the value of the IPRD by giving consideration to the R&D's stage of completion, the complexity of the work completed to date, the difficulty in completing the remaining development, costs already incurred, and the projected costs to complete the project.

COMPARISON TO ACTUAL RESULTS--ENCORE

As of June 30, 1999, we had made progress on the development efforts related to the Encore Products that were underway as of the acquisition date, and approximately $19 million of the estimated total cost to complete of $30 million had been incurred. Although the research and development effort is behind schedule, the total expected cost to complete the IPRD technology acquired from Encore has not increased nor is it expected to exceed the original anticipated cost to complete the development efforts. As of June 30, 1999, we have delayed our expected release of the Encore Products from the fourth quarter of fiscal 1999 until the first quarter of fiscal 2000. We have experienced this delay in the realization of benefits related to the acquired technology as the result of increased complexities associated with the completion of the project. The impact of the delay in completion of the Encore Products has resulted in a net shortfall from our original projections of approximately $40 million on our consolidated results of operations for the year ended June 30, 1999. This amount reflects a shortfall in our original plan assumptions with regard to the technologies acquired from Encore only, and does not reflect any offsetting benefits we may have achieved from our overall business plan, including those resulting from a reallocation of resources among alternative development projects. Although the realization of benefits related to the Encore Products has been delayed, we are actively developing the acquired technology and expect over the long term to realize benefits associated with the Encore Products that are consistent with the initial acquisition strategy.

     Given the uncertainties of the development and commercialization process, no assurance can be given that deviations from these estimates will not occur. We expect to continue the development of each project and believe that there is a reasonable chance of successfully completing such development. However, as there is risk associated with the completion of the in-process projects due to the remaining efforts to achieve technological feasibility, rapidly changing customer needs, complexity of technology, and growing competitive pressures, there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process projects would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets acquired may become impaired.

INTEREST INCOME (EXPENSE), NET

Our interest income and expense are sensitive to changes in the general level of U.S. interest rates. In this regard, changes in the U.S. interest rates affect the interest earned on our cash equivalents and short-term investments, as well as interest paid on our short-term borrowings. To mitigate the impact of fluctuations in U.S. interest rates, we entered into an interest rate swap transaction. This swap was intended to better match our floating-rate interest income on cash equivalents and short-term investments with the interest expense on our note payable.

     Net interest income increased to $84 million in fiscal 1999, compared with $46 million and $32 million in fiscal 1998 and fiscal 1997, respectively. The increase in net interest income for fiscal 1999 was primarily the result of higher interest earnings due to a larger average portfolio of cash and investments as compared with the corresponding periods in fiscal 1998 and 1997.

     The principal/notional amount of our cash equivalents and short-term investments at June 30, 1999 was $2,035 million. These investments, which generally mature in fiscal 2000, bear interest at an average rate of 4.6% and have a fair market value of $2,034 million.

INCOME TAXES

Our effective income tax rate for fiscal 1999 was 33% before non-recurring tax charges of $45 million resulting from our write-off of IPRD associated with the acquisitions of Maxstrat, i-Planet and NetDynamics. The effective tax rate including such charges was 35.8%. Our effective income tax rate for fiscal 1998 was 33% before non-recurring tax charges of $25 million resulting from the write-off of IPRD associated with the acquisitions of Red Cape, Diba, and Integrity Arts. The effective tax rate including such charges was 35.1%. Our effective tax rate for fiscal 1997 was 32%.

     We currently expect an effective tax rate of 33% for fiscal 2000. The expected rate excludes the impact of potential mergers and acquisitions. The tax effects of merger and acquisition transactions would be accounted for in the interim quarter in which the transactions occur. The expected rate is based on current tax law and current estimates of earnings, and is subject to change.

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition strengthened as of the end of fiscal 1999 when compared with fiscal 1998. During fiscal 1999, operating activities generated $2,517 million in cash, compared with $1,527 million in fiscal 1998. Accounts receivable increased $433 million, or 23%, to $2,287 million, due primarily to a 20% increase in net revenues in fiscal 1999 as compared with the fiscal 1998. Deferred tax assets, other current and noncurrent assets increased $533 million, or 58%, to $1,552 million, due primarily to the timing of payments for income and other taxes, and due to the recording of goodwill and other intangible assets related to our acquisitions. Other current and noncurrent liabilities increased $1,186 million, or 72% due to liabilities resulting from the strategic development and marketing agreement with America Online, Inc. (AOL), increased compensation and compensation-related costs, and increases in sales and marketing costs. Accounts payable increased $256 million, or 52%, due to additional operating expenses associated with the expansion of our business.

     Our investing activities used $2,096 million of cash in fiscal 1999, an increase of $927 million from the $1,169 million used in fiscal 1998. The increase resulted primarily from additions to short-term investments. Additions to short-term investments totaled $2,433 million, up $1,474 million, or 154%, from fiscal 1998 additions, primarily due to having additional resources available for investment. Also included in investing activities is capital spending for real estate development, as well as capital additions to support increased headcount, primarily in our engineering, services, and marketing organizations.

     Approximately $154 million of cash was used by financing activities in fiscal 1999, compared with $195 million used in fiscal 1998. The decrease was primarily due to an increase in stock issuances, as well as a decrease in short-term borrowings.

     Our exposure to interest rate risk on the international short-term borrowings of $1.6 million was not material, given the short-term maturity of these instruments and our evaluation of the potential for rate changes associated with such instruments.

     At June 30, 1999, our primary sources of liquidity consisted of cash, cash equivalents, and short-term investments of $2,665 million and a revolving credit facility with banks aggregating $500 million, which was available subject to compliance with certain covenants, and $740 million of borrowings under available lines of credit to our international subsidiaries. On October 16, 1997, we filed a shelf registration statement with the Securities and Exchange Commission relating to the registration for public offering of senior and subordinated debt securities and common stock with an aggregate initial public offering price of up to $1 billion. On October 24, 1997, this shelf registration statement became effective. On June 18, 1999, we filed an additional shelf registration statement with the Securities and Exchange Commission relating to the registration for public offering of senior and subordinated debt securities and common and preferred stock with an aggregate initial public offering price of up to $3 billion. On July 14, 1999, this shelf registration statement became effective. As a result, we may choose to offer up to $4 billion, from time to time, of debt securities and common and preferred stock pursuant to Rule 415 in one or more separate series, in amounts, at prices, and on terms to be set forth in the prospectus contained in these registration statements and in one or more supplements to the prospectus. On August 4, 1999, the Company issued $1.5 billion in unsecured debt securities in four tranches. Each tranche is comprised of the following notes (the Senior Notes): $200 million (due on August 15, 2002 and bearing interest at 7%), $250 million (due on August 15, 2004 and bearing interest at 7.35%), $500 million (due on August 15, 2006 and bearing interest at 7.5%), $550 million (due on August 15, 2009 and bearing interest at 7.65%). Sun also entered into various interest rate swap agreements to modify the interest characteristics of the Senior Notes such that the interest associated with these Senior Notes becomes variable.

     We believe that the liquidity provided by existing cash and short-term investments, and the borrowing arrangements described above will provide sufficient capital to meet our requirements through fiscal 2000. We believe the level of financial resources is a significant competitive factor in our industry and may choose at any time to raise additional capital through debt or equity financings to strengthen our financial position, facilitate growth, and provide us with additional flexibility to take advantage of business opportunities that may arise.

FUTURE OPERATING RESULTS

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED MARGINS, REDUCED LEVELS OF PROFITABILITY, AND LOSS OF MARKET SHARE.

We compete in the hardware and software products and services markets. These markets are intensely competitive. If we fail to compete successfully in these markets, the demand for our products would decrease. Any reduction in demand could lead to a decrease in the prices of our products, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability, and loss of market share. These competitive pressures could seriously harm our business and operating results.

     Our competitors are some of the largest, most successful companies in the world. They include Hewlett-Packard Company (HP), International Business Machines Corporation (IBM), Compaq Computer Corporation (Compaq), and EMC Corporation (EMC). Our future competitive performance depends on a number of factors, including our ability to: continually develop and introduce new products and services with better prices and performance than offered by our competitors; offer a wide range of products and solutions from small single-processor systems to large complex enterprise-level systems; offer solutions to customers that operate effectively within a computing environment that includes hardware and software from multiple vendors; offer products that are reliable and that ensure the security of data and information; create products for which third-party software vendors will develop a wide range of applications; and offer high-quality products and services.

     We also compete with systems manufacturers and resellers of systems based on microprocessors from Intel Corporation (Intel) and Windows NT operating system software from Microsoft Corporation (Microsoft). These competitors include Dell Computer Corporation (Dell), HP, and Compaq, in addition to Intel and Microsoft. This competition creates increased pressure, including pricing pressure, on our workstation and lower-end server product lines. We expect this competitive pressure to intensify considerably during our fiscal year 2000 with the anticipated releases of new software products from Microsoft and new microprocessors from Intel.

     The computer systems that we sell are made up of many products and components, including workstations, servers, storage products, microprocessors, the Solaris operating environment and other software products. In addition, we sell some of these components separately and as add-ons to installed systems. If we are unable to offer products and services that compete successfully with the products and services offered by our competitors or that meet the complex needs of our customers, our business and operating results could be seriously harmed. In addition, if in responding to competitive pressures, we are forced to lower the prices of our products and services and we are unable to reduce our component costs or improve operating efficiencies, our business and operating results would be seriously harmed.

     Over the last two years, we have invested significantly in our storage products business with a view to increasing the sales of these products both on a stand-alone basis to customers using the systems of our competitors, and as part of the systems that we sell. The intelligent storage products business is intensely competitive. EMC is currently the leader in this market. To the extent we are unable to penetrate this market and compete effectively, our business and operating results could be seriously harmed. In addition, we will be making significant investments over the next few years to develop, market, and sell software products under our recent alliance with AOL and have agreed to significant minimum revenue commitments. These alliance products are targeted at the e-commerce market and are strategic to our ability to successfully compete in this market. If we are unable to successfully compete in this market, our business and operating results could be seriously harmed.

THE PRODUCTS WE MAKE ARE VERY COMPLEX AND IF WE ARE UNABLE TO RAPIDLY AND SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS, WE WILL NOT BE ABLE TO SATISFY CUSTOMER DEMAND.

We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products that our customers choose to buy. If we are unable to develop new products, our business and operating results would be seriously harmed. We must quickly develop, introduce, and deliver in quantity new, complex systems, software, and hardware products and components including our UltraSPARC microprocessors, the Solaris operating environment, our intelligent storage products, and other software products, such as those products under development or to be developed under our recent alliance with AOL. The development process for these complicated products is very uncertain. It requires high levels of innovation from both our product designers and our suppliers of the components used in our products. The development process is also lengthy and costly. If we fail to accurately anticipate our customers' needs and technological trends, or are otherwise unable to complete the development of a product on a timely basis, we will be unable to introduce new products into the market on a timely basis, if at all, and our business and operating results would be adversely affected. In addition, the successful development of software products under our alliance with AOL depends on many factors, including our ability to work effectively within the alliance on complex product development and any encumbrances that may arise from time to time that may prevent us from developing, marketing, or selling these alliance software products. If we are unable to successfully develop, market, or sell the alliance software products or other software products, our business and operating results could be seriously harmed.

     Software and hardware products such as ours may contain known as well as undetected errors, and these defects may be found following introduction and shipment of new products or enhancements to existing products. Although we attempt to fix errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or fix all such errors, and this could result in lost revenues and delays in customer acceptance, and could be detrimental to our business and reputation.

     The manufacture and introduction of our new hardware and software products is also a complicated process. Once we have developed a new product we face the following challenges in the manufacturing process. We must be able to manufacture new products in high enough volumes so that we can have an adequate supply of new products to meet customer demand. We must be able to manufacture the new products at acceptable costs. This requires us to be able to accurately forecast customer demand so that we can procure the appropriate components at optimal costs. Forecasting demand requires us to predict order volumes, the correct mixes of our software and hardware products, and the correct configurations of these products. We must manage new product introductions so that we can minimize the impact of customers delaying purchases of existing products in anticipation of the new product release. We must also try to reduce the levels of older product and component inventories to minimize inventory write-offs. We may also decide to adjust prices of our existing products during this process in order to try to increase customer demand for these products. If we are introducing new products at the same time or shortly after the price adjustment, this will complicate our ability to anticipate customer demand for our new products.

     If we were unable to timely develop, manufacture, and introduce new products in sufficient quantity to meet customer demand at acceptable costs, or if we were unable to correctly anticipate customer demand for our new products, our business and operating results could be significantly harmed.

OUR RELIANCE ON SINGLE SOURCE SUPPLIERS COULD DELAY PRODUCT SHIPMENTS AND INCREASE OUR COSTS.

We depend on many suppliers for the necessary parts and components to manufacture our products. There are a number of vendors producing the parts and components that we need. However, there are some components that can only be purchased from a single vendor due to price, quality, or technology reasons. For example, we depend on Sony for various monitors, and on Texas Instruments for our SPARC microprocessors. If we were unable to purchase the necessary parts and components from a particular vendor and we had to find a new supplier for such parts and components, our new and existing product shipments could be delayed, severely affecting our business and operating results.

OUR FUTURE OPERATING RESULTS DEPEND ON OUR ABILITY TO PURCHASE A SUFFICIENT AMOUNT OF COMPONENTS TO MEET THE DEMANDS OF OUR CUSTOMERS.

We depend heavily on our suppliers to timely design, manufacture, and deliver the necessary components for our products. While many of the components we purchase are standard, we do purchase some components, specifically color monitors and custom memory integrated circuits such as SRAMs and VRAMs, that require long lead times to manufacture and deliver. Long lead times make it difficult for us to plan component inventory levels in order to meet the customer demand for our products. In addition, in the past, we have experienced shortages in certain of our components (specifically DRAMs and SRAMs). If a component delivery from a supplier is delayed, if we experience a shortage in one or more components, or if we are unable to provide for adequate levels of component inventory, our new and existing product shipments could be delayed and our business and operating results could suffer.

SINCE WE ORDER OUR COMPONENTS (AND IN SOME CASES COMMIT TO PURCHASE) FROM SUPPLIERS IN ADVANCE OF RECEIPT OF CUSTOMER ORDERS FOR OUR PRODUCTS THAT INCLUDE THESE COMPONENTS, WE FACE A SUBSTANTIAL INVENTORY RISK.

As part of our component inventory planning, we frequently pay certain suppliers well in advance of receipt of customer orders. For example, we often enter into noncancelable purchase commitments with vendors early in the manufacturing process of our microprocessors to make sure we have enough of these components for our new products to meet customer demand. Because the design and manufacturing process for these components is very complicated it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we have previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since the orders are based on the forecasts of customer orders rather than actual orders. If we cannot change or be released from the noncancelable purchase commitments, we could incur significant costs from the purchase of unusable components, due to a delay in the production of the components or as a result of inaccurately predicting component orders in advance of customer orders. Our business and operating results could be seriously harmed as a result of these increased costs.

DELAYS IN PRODUCT DEVELOPMENT OR CUSTOMER ACCEPTANCE AND IMPLEMENTATION OF NEW PRODUCTS AND TECHNOLOGIES COULD SERIOUSLY HARM OUR BUSINESS.

Delays in product development and customer acceptance and implementation of new products could seriously harm our business. Delays in the development and introduction of our products may occur for various reasons. For example, delays in software development could delay shipments of related new hardware products. Generally, the computer systems we sell to customers incorporate hardware and software products that we sell, such as the UltraSPARC microprocessor, the Solaris operating environment, and intelligent storage products. Any delay in the development of the software and hardware included in our systems could delay our shipment of these systems.

     In addition, if customers decided to delay the adoption and implementation of new releases of our Solaris operating environment this could also delay customer acceptance of new hardware products tied to that release. Adopting a new release of an operating environment requires a great deal of time and money for a customer to convert its systems to the new release. The customer must also work with software vendors who port their software applications to the new operating system and make sure these applications will run on the new operating system. As a result, customers may decide to delay their adoption of a new release of an operating system because of the cost of a new system and the effort involved to implement it. Also, customers may wait to implement new systems until after January 1, 2000 so that there is less likelihood of Year 2000 computer problems.

IF WE ARE UNABLE TO CONTINUE GENERATING SUBSTANTIAL REVENUES FROM INTERNATIONAL SALES, OUR BUSINESS COULD BE SUBSTANTIALLY HARMED.

Currently, approximately half of our revenues come from international sales. Our ability to sell our products internationally is subject to the following risks: general economic and political conditions in each country could adversely affect demand for our products and services in these markets, as recently occurred in certain Asian and Latin American markets; currency exchange rate fluctuations could result in lower demand for our products, as well as currency translation losses; changes to and compliance with a variety of foreign laws and regulations may increase our cost of doing business in these jurisdictions; trade protection measures and import and export licensing requirements subject us to additional regulation and may prevent us from shipping products to a particular market, and increase our operating costs.

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS.

Future operating results will continue to be subject to quarterly fluctuations based on a wide variety of factors, including:

     Seasonality. Our operating results usually fluctuate downward in the first and third quarters of each fiscal year due to customer buying patterns for hardware and software products and services.

     Increases in Operating Expenses. Our operating expenses will continue to increase as we continue to expand our operations. Our operating results could suffer if our revenues do not increase at least as fast as our expenses.

     Acquisitions/Alliances. If, in the future, we acquire technologies, products, or businesses, or we form alliances with companies requiring technology investments or revenue commitments (such as our recent alliance with AOL), we will face a number of risks to our business. The risks we may encounter include those associated with integrating or comanaging operations, personnel, and technologies acquired or licensed, and the potential for unknown liabilities of the acquired or combined business. Also, we will include amortization expense of acquired intangible assets in our financial statements for several years following these acquisitions. Our business and operating results on a quarterly basis could be harmed if our acquisition or alliance activities are not successful.

     Significant Customers. Only one of our customers accounted for more than 10% of our revenues in fiscal 1999 and fiscal 1998. Sales to this customer accounted for approximately 14% of our fiscal 1999 and 1998 revenues. Our business could suffer if this customer or another significant customer terminated its business relationship with us or significantly reduced the amount of business it did with us.

OUR FAILURE OR THE FAILURE OF OUR BUSINESS PARTNERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD HARM OUR BUSINESS.

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As the Year 2000 approaches, these code fields will need to be able to distinguish years beginning with "19" from those beginning with "20." As a result, in less than six months, computer systems and/or software products used by many companies may need to be upgraded to comply with such Year 2000 requirements. We are currently expending resources to review our products and services, as well as our internal-use software in order to identify and modify those products, services, and systems that are not Year 2000 compliant. We believe that the vast majority of these costs are not incremental to us but represent a reallocation of existing resources and include regularly scheduled systems upgrades and maintenance. In addition, we have made custom coding enhancements to our mission-critical internal business systems, and we believe that such internal systems are now Year 2000 compliant. We are working to make our remaining internal systems Year 2000 compliant by September 30, 1999.

     Although we believe that the costs associated with the aforementioned Year 2000 efforts are not material, we currently estimate that such costs will be between $40 to $45 million, of which approximately $25 million had been spent through June 30, 1999. The aforementioned costs are estimates due in large part to the fact that we do not separately track the internal labor costs associated with Year 2000 compliance, unless such costs are incurred by individuals devoted primarily to Year 2000 compliance efforts. These cost estimates do not include any potential costs related to any customer or other claim. In addition, these cost estimates are based on the current assessment of the ongoing activities described above, and are subject to change as we continuously monitor these activities. We believe any modifications deemed necessary will be made on a timely basis and we do not believe that the cost of such modifications will seriously harm our business. We currently expect the aforementioned evaluation of our products, services, and systems and any remediation necessary will be completed by September 30, 1999. As of June 30, 1999, we had not identified any items or areas that would require material remediation efforts. Our expectations as to the extent and timeliness of any modifications required in order to achieve Year 2000 compliance and the costs related thereto are forward-looking statements subject to risks and uncertainties. Actual results may vary materially as a result of a number of factors, including, among others, those described in this section. We cannot be sure, however, that we will be able to successfully modify on a timely basis such products, services, and systems to comply with Year 2000 requirements. Our business could suffer if we fail to make our products, services, and systems Year 2000 compliant in time.

     We have established a program to assess whether certain of our products are Year 2000 compliant. Under this program, we are in the process of performing tests on Sun products listed on our price lists. To monitor this program and to help customers evaluate their Year 2000 issues we have created a Web site at http://sun.com/y2000/cpl.html that identifies the following categories: products that were released Year 2000 compliant; products that require modifications to be Year 2000 compliant; products under review; products that are not Year 2000 compliant and need to be replaced with a Year 2000 compliant product; source code products that could be modified and implemented without our review; and products that do not process or manipulate date data or have no date-related technology. We update this list periodically as our analysis of additional products is completed.

     Based on our assessment to date, most of our newly introduced products and services are Year 2000 compliant; however, we cannot be sure that our current products do not contain undetected errors or defects associated with Year 2000 functions that may result in material costs to us. In addition, some of our customers are running products that are not Year 2000 compliant and will require an upgrade or other remediation to become Year 2000 compliant. We provide limited warranties as to Year 2000 compliance on certain of our products and services. Except as specifically provided for in the limited warranties, we do not believe that we are legally responsible for costs incurred by customers to achieve Year 2000 compliance. We have been taking steps to identify affected customers, raise customer awareness related to noncompliance of our older products, and encourage such customers to migrate to current products or product versions. It is possible that we may experience increased expenses if we need to upgrade or perform other remediation on products that our customers are using that are not Year 2000 compliant. Our business may also materially suffer if customers become concerned about or are dissatisfied with our products and services as a result of Year 2000 issues.

     We also face risks to the extent that suppliers of products, services, and systems purchased by us or the suppliers of others with whom we transact business cannot timely provide us with products, components, services, or systems that meet Year 2000 requirements. To the extent that we are not able to test technology provided by third-party hardware or software vendors, we are in the process of carrying out audits and obtaining Year 2000 compliance certifications from each of our major vendors that their products and internal systems, as applicable, are Year 2000 compliant. In the event any such third parties cannot timely provide us with products, services, or systems that meet the Year 2000 requirements, our business could be harmed. Furthermore, a reasonably likely worst-case scenario would be if one of our major vendors experienced a material disruption in business, which caused us to experience a material disruption in business. If either our internal systems or the internal systems, products, or services of one or more of our major vendors (including banks, energy suppliers, and transportation providers) fail to achieve Year 2000 compliance, our business could be seriously harmed. We are currently developing contingency plans to deal with potential Year 2000 problems related to our internal systems that are deemed to be high risk and with respect to products and services provided by outside vendors. We expect these plans to be complete by September 30, 1999. If these plans are not timely completed or if they are not successful or if new Year 2000 problems not covered by our contingency plans emerge, our business and operating results may be seriously harmed.

     Although we believe that the cost of Year 2000 modifications for both internal use software and systems, as well as Sun's products are not material, we cannot be sure that various factors relating to the Year 2000 compliance issues will not seriously harm our business or operating results. For example, a significant amount of litigation may arise out of Year 2000 compliance issues and we cannot be sure about the extent to which we may be affected by any of this litigation. Even though we do not believe that we are legally responsible for our customers' Year 2000 compliance obligations, it is unclear whether different governments or governmental agencies may decide to allocate liability relating to Year 2000 compliance to us without regard to specific warranties or warranty disclaimers. Our business could suffer in any given quarter if any liability is allocated to us. Furthermore, we do not know how customer spending patterns may be affected by Year 2000 issues. We believe, however, that customers will focus on preparing their businesses for the Year 2000 and that their capital budgets will be spent in large part on remediation efforts, potentially delaying the purchase and implementation of new systems, thereby creating less demand for our products and services. Our business could be harmed if customers delay purchasing our products during the first half of our fiscal Year 2000 because of Year 2000 concerns, or if our customers are unable to conduct their business or are prevented from placing orders or paying us because of their own Year 2000 problems. A significant disruption of our financial management and control systems or a lengthy interruption in our operations caused by a Year 2000 related issue could also result in a material adverse impact on our operating results and financial condition.

OUR ACQUISITION AND ALLIANCE ACTIVITIES COULD DISRUPT OUR ONGOING BUSINESS.

We intend to continue to make investments in companies, products, and technologies, either through acquisitions or investment alliances. For example, we have purchased several companies in the past and formed alliances, including our recent alliance with AOL. Acquisitions and alliance activities often involve risks, including: we may experience difficulty in assimilating the acquired operations and employees; we may experience difficulty in managing product codevelopment activities with our alliance partners; we may be unable to retain the key employees of the acquired operation; the acquisition or investment may disrupt our ongoing business; we may not be able to incorporate successfully the acquired technology and operations into our business and maintain uniform standards, controls, policies, and procedures; and we may lack the experience to enter into new markets, products, or technologies.

     Some of these factors are beyond our control. Failure to manage these alliance activities effectively and to integrate acquisitions could affect our operating results or financial condition.

WE DEPEND ON KEY EMPLOYEE AND FACE COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES.

Our employees are vital to our success, and our key management, engineering, and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado, as well as many other cities, has increased demand and competition for qualified personnel. We may not be able to attract, assimilate, or retain additional highly qualified employees in the future. These factors could harm our business.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

   (In thousands, except share and per share amounts)             YEARS ENDED JUNE 30,
                                                            1999          1998            1997
Net revenues:
   Products                                          $10,091,046    $8,603,259      $7,747,115
   Services                                            1,635,251     1,187,581         851,231
----------------------------------------------------------------------------------------------------

Total net revenues                                    11,726,297     9,790,840       8,598,346

Cost and expenses:
   Cost of sales--products                             4,674,390     3,972,283       3,790,284
   Cost of sales--services                               973,970       721,053         530,176
   Research and development                            1,262,517     1,013,782         825,968
   Selling, general and administrative                 3,172,955     2,777,264       2,402,442
   Purchased in-process research and development         120,700       176,384          22,958
----------------------------------------------------------------------------------------------------
Total costs and expenses                              10,204,532     8,660,766       7,571,828

Operating income                                       1,521,765     1,130,074       1,026,518
Gain on sale of equity investment                             --            --          62,245
Interest income                                           84,599        47,663          39,899
Interest expense                                            (675)      ( 1,571)        ( 7,455)
----------------------------------------------------------------------------------------------------
Income before income taxes                             1,605,689     1,176,166       1,121,207
Provision for income taxes                               574,355       413,304         358,787
----------------------------------------------------------------------------------------------------
Net income                                           $ 1,031,334    $  762,862      $  762,420
----------------------------------------------------------------------------------------------------
Net income per common share--basic                         $1.35         $1.02           $1.03
----------------------------------------------------------------------------------------------------
Net income per common share--diluted                       $1.27         $0.97           $0.98
----------------------------------------------------------------------------------------------------
Shares used in the calculation of net income per
   common share--basic                                   765,853       747,456         736,852
----------------------------------------------------------------------------------------------------
Shares used in the calculation of net income per
   common share--diluted                                 814,241       788,548         777,934

See accompanying notes.

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

   (In thousands, except share and per share amounts)                           AT JUNE 30,
                                                                            1999           1998
                                                                     -----------    -----------
   ASSETS
   Current assets:
     Cash and cash equivalents                                       $ 1,088,972    $   822,267
     Short-term investments                                            1,576,079        476,185
     Accounts receivable, net of allowances of $338,771 in 1999
       and $235,563 in 1998                                            2,286,911      1,845,765
     Inventories                                                         307,873        346,446
     Deferred tax assets                                                 487,150        371,841
     Other current assets                                                369,365        285,021
-----------------------------------------------------------------------------------------------
       Total current assets                                            6,116,350      4,147,525

   Property, plant and equipment:
     Machinery and equipment                                           1,552,184      1,251,660
     Furniture and fixtures                                              172,912        113,636
     Leasehold improvements                                              287,740        256,233
     Land, buildings and building improvements                           858,512        635,699
-----------------------------------------------------------------------------------------------
                                                                       2,871,348      2,257,228

   Accumulated depreciation and amortization                          (1,262,427)      (956,616)
-----------------------------------------------------------------------------------------------
                                                                       1,608,921      1,300,612
   Other assets, net                                                     695,081        262,925
-----------------------------------------------------------------------------------------------
                                                                     $ 8,420,352    $ 5,711,062
-----------------------------------------------------------------------------------------------

   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Short-term borrowings                                           $     1,646    $     7,169
     Accounts payable                                                    753,838        495,603
     Accrued payroll-related liabilities                                 520,068        315,929
     Accrued liabilities and other                                     1,126,497        810,562
     Deferred service revenues                                           422,115        264,967
     Income taxes payable                                                402,813        188,641
     Note payable                                                             --         40,000
-----------------------------------------------------------------------------------------------
       Total current liabilities                                       3,226,977      2,122,871

   Deferred income taxes and other obligations                           381,595         74,563
   Commitments and contingencies

   Stockholders' equity:

   Preferred stock, $0.001 par value, 10,000,000 shares authorized
     (3,000,000 of which have been designated as Series A Preferred
     participating stock); no shares issued and outstanding                   --             --

   Common stock, $0.00067 par value, 1,800,000,000 shares authorized;
     issued: 867,254,728 shares in 1999 and 860,622,882 shares
     in 1998                                                                 581            288
   Additional paid-in capital                                          1,742,652      1,345,508
   Retained earnings                                                   4,124,607      3,150,935
   Treasury stock, at cost: 89,919,137 shares in 1999 and
     108,015,732 shares in 1998                                       (1,045,961)    (1,003,191)
-----------------------------------------------------------------------------------------------
   Accumulated other comprehensive income (loss)                         (10,099)        20,088
-----------------------------------------------------------------------------------------------
       Total stockholders' equity                                      4,811,780      3,513,628
-----------------------------------------------------------------------------------------------
                                                                     $ 8,420,352    $ 5,711,062
-----------------------------------------------------------------------------------------------

   See accompanying notes.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


   (In thousands)                                                                            YEARS ENDED JUNE 30,
                                                                                      1999            1998           1997
Cash flow from operating activities:
   Net income                                                                  $ 1,031,334     $   762,862     $  762,420
   Adjustments to reconcile net income to operating cash flows:
     Depreciation and amortization                                                 626,946         439,921        356,003
     Gain on sale of equity investment                                                  --              --        (62,245)
     Tax benefit of options exercised                                              222,364         111,375         59,799
     Purchased in-process research and development                                 120,700         176,384         22,958
     Net increase in accounts receivable                                          (433,136)       (176,075)      (334,911)
     Net decrease in inventories                                                    39,206          97,394         22,936
     Net increase (decrease) in accounts payable                                   256,117         (12,298)       143,845
     Net increase in other current and non-current assets                         (532,979)       (206,210)      (152,510)
     Net increase in other current and non-current liabilities                   1,186,305         333,159        286,793
-------------------------------------------------------------------------------------------------------------------------
Net cash provided from operating activities                                      2,516,857       1,526,512      1,105,088
-------------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities:
   Additions to property, plant and equipment                                     (738,707)       (830,143)      (554,018)
   Acquisition of other assets                                                    (108,240)        (91,521)       (37,645)
   Acquisition of short-term investments                                        (2,432,725)       (958,354)      (973,884)
   Maturities of short-term investments                                            688,154         523,032        634,765
   Sales of short-term investments                                                 625,690         432,047        347,771
   Proceeds from sale of equity investment                                              --              --         62,245
   Payments for acquisitions, net of cash acquired                                (130,300)       (244,020)       (22,958)
-------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                           (2,096,128)     (1,168,959)      (543,724)
-------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
   Issuance of stock, net of repurchases                                           142,596          71,975         52,969
   Acquisition of treasury stock                                                  (358,434)       (284,396)      (456,090)
   Proceeds from employee stock purchase plans                                     115,699          93,581         81,313
   Proceeds (reduction) of short-term borrowings, net                              (15,523)        (92,967)        51,769
   Repayment of receivable purchase agreement                                           --              --       (125,000)
   Proceeds (reduction) of note payable and other                                  (38,362)         16,351        (35,009)
-------------------------------------------------------------------------------------------------------------------------
Net cash used by financing activities                                             (154,024)       (195,456)      (430,048)
-------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                          266,705         162,097        131,316
Cash and cash equivalents, beginning of year                                       822,267         660,170        528,854
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                          $1,088,972      $  822,267      $ 660,170
-------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
   Cash paid during the period for:
   Interest                                                                          $ 836           $ 905       $ 15,126
   Income taxes                                                                  $ 138,596       $ 334,550       $380,814

Supplemental schedule of non-cash investing and financing activities:
   In conjunction with the Company's acquisitions, liabilities were assumed as follows:
   Fair value of assets acquired                                                 $ 305,242      $  301,415            $--
   Cash paid for assets                                                           (134,895)       (249,806)            --
   Stock issued                                                                   (144,483)             --             --
-------------------------------------------------------------------------------------------------------------------------
   Liabilities assumed                                                            $ 25,864       $  51,609            $--
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                        COMMON STOCK       ADDITIONAL                            TREASURY STOCK
THREE YEARS ENDED JUNE 30, 1999                     --------------------      PAID-IN       RETAINED          ---------------------
(In thousands, except share amounts)                  SHARES      AMOUNT      CAPITAL       EARNINGS          SHARES         AMOUNT
Balances at June 30, 1996                           852,640,236    $ 72   $ 1,164,349    $ 1,662,355    (108,711,752)   $  (596,910)
Net income                                                   --      --            --        762,420              --             --
Currency translation adjustments and other                   --      --            --             --              --             --

Total comprehensive income                                   --      --            --             --              --             --
Issuance of stock, net of repurchases                   (20,000)     --            --        (14,710)     20,756,230        137,574
Treasury stock purchased                                     --      --            --             --     (32,145,238)      (456,090)
Exercise of warrants                                  8,451,536       1         1,611             --              --             --
Tax benefit of employee stock transactions
   and other                                                 --      --        63,837             --              --             --
Issuance of common stock dividend                            --     215            --           (215)             --             --
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1997                           861,071,772     288     1,229,797      2,409,850    (120,100,760)      (915,426)
Net income                                                   --      --            --        762,862              --             --
Currency translation adjustments and other                   --      --            --             --              --             --

Total comprehensive income                                   --      --            --             --              --             --
Issuance of stock, net of repurchases                  (448,890)     --            (2)       (21,777)     25,276,768        196,631
Treasury stock purchased                                     --      --            --             --     (13,191,740)      (284,396)
Tax benefit of employee stock transactions
   and other                                                 --      --       115,713             --              --             --
------------------------------------------------------------------------------------------------------------------------------------

Balances at June 30, 1998                           860,622,882     288     1,345,508      3,150,935    (108,015,732)    (1,003,191)
Net income                                                   --      --            --      1,031,334              --             --
Currency translation adjustments and other                   --      --            --             --              --             --

Total comprehensive income                                   --      --            --             --              --             --
Issuance of stock, net of repurchases                 6,631,846       2       144,483        (57,371)     27,506,499        315,664
Treasury stock purchased                                     --      --            --             --      (9,409,904)      (358,434)
Tax benefit of employee stock transactions
   and other                                                 --      --       252,661             --              --             --
Issuance of common stock dividend                            --     291            --           (291)             --             --
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1999                           867,254,728    $581   $ 1,742,652    $ 4,124,607     (89,919,137)   $(1,045,961)
------------------------------------------------------------------------------------------------------------------------------------

                                                       ACCUMULATED
                                                             OTHER                 TOTAL
THREE YEARS ENDED JUNE 30, 1999                      COMPREHENSIVE         STOCKHOLDERS'
(In thousands, except share amounts)                  INCOME (LOSS)               EQUITY
Balances at June 30, 1996                                 $ 21,620           $ 2,251,486
Net income                                                      --               762,420
Currency translation adjustments and other                  (4,192)               (4,192)
                                                                           -------------
Total comprehensive income                                      --               758,228
Issuance of stock, net of repurchases                           --               122,864
Treasury stock purchased                                        --              (456,090)
Exercise of warrants                                            --                 1,612
Tax benefit of employee stock transactions
   and other                                                    --                63,837
Issuance of common stock dividend                               --                    --
----------------------------------------------------------------------------------------
Balances at June 30, 1997                                   17,428             2,741,937
Net income                                                      --               762,862
Currency translation adjustments and other                   2,660                 2,660
                                                                           -------------
Total comprehensive income                                      --               765,522
Issuance of stock, net of repurchases                           --               174,852
Treasury stock purchased                                        --              (284,396)
Tax benefit of employee stock transactions
   and other                                                    --               115,713
----------------------------------------------------------------------------------------

Balances at June 30, 1998                                   20,088             3,513,628
Net income                                                      --             1,031,334
Currency translation adjustments and other                 (30,187)              (30,187)
                                                                           -------------
Total comprehensive income                                      --             1,001,147
Issuance of stock, net of repurchases                           --               402,778
Treasury stock purchased                                        --              (358,434)
Tax benefit of employee stock transactions
   and other                                                    --               252,661
Issuance of common stock dividend                               --                    --
----------------------------------------------------------------------------------------
Balances at June 30, 1999                                 $(10,099)          $ 4,811,780
----------------------------------------------------------------------------------------

See accompanying notes.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------
Sun Microsystems, Inc. (the Company or Sun) is a provider of products, services, and support solutions for building and maintaining network computing environments. Sun sells scalable computer systems, high-speed microprocessors, and a line of high-performance software for operating networks, computing equipment, and storage products. Sun also provides a full range of services including support, education, and professional services. The Company markets its products primarily to business, government, and education customers and operates in various product segments across geographically diverse markets.

BASIS OF PRESENTATION
--------------------------------------------------------------------------------
The consolidated financial statements include the accounts of Sun and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain amounts from prior years have been reclassified to conform to current year presentation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
--------------------------------------------------------------------------------
Cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the date of acquisition. Short-term investments consist primarily of time deposits, commercial paper, floating-rate notes and tax-exempt securities with original maturities beyond three months. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates.

     The Company accounts for investments in accordance with Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities were classified as either trading or available-for-sale and are carried at fair value. All of the Company's cash equivalents and short-term investments were classified as available-for-sale at June 30, 1999 and 1998. Realized and unrealized gains and losses are computed on the specific identification method based upon actual sales prices and quoted market prices, respectively. Unrealized holding gains and losses on available-for-sale securities are carried net of tax as a separate component of stockholders' equity in the consolidated balance sheet caption "Accumulated other comprehensive income (loss)." The change in net unrealized gains and losses on investments, net of income taxes, included in stockholders' equity at June 30, 1999 and 1998, was not material.

     The Company maintains certain trading assets to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity securities and are stated at fair value. Both realized and unrealized gains and losses generally offset the change in the deferred compensation liability and have not been material.

INVENTORIES
--------------------------------------------------------------------------------
Inventories are stated at the lower of cost (first in, first out) or market (net realizable value). Given the volatility of the market for the Company's products, the Company records inventory write downs for potentially excess and obsolete inventory based on backlog and forecasted demand. However, such backlog and forecasted demand is subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such backlog and forecasted demand, and such differences may be material to the financial statements. Inventories consist of:


(in thousands)                              1999               1998
Raw materials                             $113,070           $ 92,197
Work in progress                            51,183             58,765
Finished goods                             143,620            195,484
                                          --------           --------
Total                                     $307,873           $346,446
                                          ========           ========


PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------
Property, plant and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets. Depreciation of fixed assets is generally calculated for machinery and equipment, furniture and fixtures, and buildings and related building improvements based upon useful lives of one to five years, five years, and seven to twenty-five years, respectively. Leasehold improvement useful lives are the shorter of five years or the applicable lease term.

OTHER ASSETS
--------------------------------------------------------------------------------
Other assets consist primarily of purchased technology rights, other intangibles, and spare parts that are amortized using the straight-line method over their useful lives ranging from six months to seven years. Amortization expense for fiscal 1999, 1998, and 1997 was $78 million, $42 million, and $27 million, respectively. The Company evaluates the recoverability of intangibles on a quarterly basis.

CURRENCY TRANSLATION
--------------------------------------------------------------------------------
Sun translates the assets and liabilities of international non-U.S. functional currency subsidiaries into dollars at the rates of exchange in effect at the end of the period. Revenues and expenses are translated using rates that approximate those in effect during the period. Gains and losses from currency translation are included in stockholders' equity in the consolidated balance sheet caption "Accumulated other comprehensive income (loss)." Currency transaction gains or losses are recognized in current operations and have not been significant to the Company's operating results in any period. The effect of foreign currency rate changes on cash and cash equivalents is not material.

OTHER FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
The Company enters into interest-rate swap agreements to modify the interest characteristics of its outstanding long-term debt. An interest-rate swap agreement is designated as a hedge and its effectiveness is determined by matching principal balance and terms with that of a specific debt obligation. Such an agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets, respectively.

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

     The Company uses forward foreign exchange contracts that are designated to reduce a portion of its exposure to foreign currency risk from operational and balance sheet exposures resulting from changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets, and liabilities that are denominated in currencies other than the functional currency of the legal entity, including local currency denominated assets and liabilities in U.S. dollar functional currency entities. Forward contracts are accounted for on a mark-to-market basis with realized and unrealized gains or losses recognized currently. Discounts or premiums are recognized over the life of the contract. Amounts receivable and payable on certain forward foreign exchange contracts are recorded as other current assets or accrued liabilities, respectively.

     The Company does not use derivative financial instruments for speculative trading purposes, nor does it hold or issue leveraged derivative financial instruments.

REVENUE RECOGNITION
--------------------------------------------------------------------------------
Sun generally recognizes revenue from hardware and software sales at the time of shipment, with allowances established for price protection, cooperative marketing programs with distributors, and estimated product returns. When significant obligations remain after products are delivered, revenue is only recognized after such obligations are fulfilled. Service revenues are recognized ratably over the contractual period or as the services are provided.

ADVERTISING COSTS
--------------------------------------------------------------------------------
Advertising costs are charged to expense when incurred. Advertising expense was $246 million, $235 million, and $272 million for fiscal years 1999, 1998, and 1997, respectively.

SELF-INSURANCE
--------------------------------------------------------------------------------
The Company is self-insured up to specific levels for certain liabilities. Accruals are provided each year based on historical claim costs and include estimated amounts for incurred but not reported claims. The Company maintains stop loss coverage with third-party insurance companies to cover aggregate annual losses in excess of $25 million.

WARRANTY EXPENSE
--------------------------------------------------------------------------------
The Company provides currently for the estimated costs that may be incurred under warranties for product shipped. Accrued warranty liability of $166 million and $116 million at June 30, 1999 and 1998, respectively, is included in the consolidated balance sheet caption "Accrued liabilities and other."

NET INCOME PER COMMON SHARE
--------------------------------------------------------------------------------
Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period and excludes any dilutive effects of options, warrants, and convertible securities. Dilutive earnings per common share is calculated by dividing net income by the weighted average number of common shares used in the basic earnings per common share calculation plus the dilutive effect of options, warrants, and convertible securities.

--------------------------------------------------------------------------------
(In thousands, except per share amounts)            Years Ended June 30,
--------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                       1999       1998         1997
Net income                                  $1,031,334   $762,862     $762,420
--------------------------------------------------------------------------------
Shares used to compute net income
   per common share--basic                     765,853    747,456      736,852
Effect of dilutive securities                   48,388     41,092       41,082
--------------------------------------------------------------------------------
Shares used to compute net income
   per common share--diluted                   814,241    788,548      777,934
--------------------------------------------------------------------------------
Net income per common share--basic          $     1.35   $   1.02     $   1.03
--------------------------------------------------------------------------------
Net income per common share--diluted        $     1.27   $   0.97     $   0.98
--------------------------------------------------------------------------------

CONCENTRATION OF CREDIT RISK
--------------------------------------------------------------------------------
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investment securities, foreign exchange contracts, and interest rate instruments as well as trade receivables. The counterparties to the agreements relating to the Company's investment securities, foreign exchange contracts, and interest rate instruments consist of various major corporations and financial institutions of high credit standing. The Company does not believe there is significant risk of non-performance by these counterparties because the Company limits the amount of credit exposure to any one financial institution and any one type of investment. The credit risk on receivables due from counterparties related to foreign exchange and currency option contracts is immaterial at June 30, 1999 and 1998. The Company's receivables are derived primarily from sales of hardware and software products and services to customers in diversified industries, as well as to a network of resellers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. In fiscal 1999, the Company provided approximately $18 million for doubtful accounts ($23 million and $20 million in 1998 and 1997, respectively).

STOCK DIVIDEND
--------------------------------------------------------------------------------
The Company announced a two-for-one stock split (in the form of a stock dividend) on January 21, 1999, which was distributed at the close of business on April 8, 1999. The Company also effected a two-for-one stock split (in the form of a stock dividend) to stockholders of record as of the close of business on November 18, 1996. All earnings per common share amounts, as well as references to common stock and stockholders' equity amounts have been restated as if these stock dividends had occurred as of the earliest period presented.

STOCK-BASED COMPENSATION
--------------------------------------------------------------------------------
As permitted by Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and has provided in Note 9 pro forma disclosures of the effect on net income and earnings per common share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

LONG-LIVED ASSETS
--------------------------------------------------------------------------------
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

OTHER RECENT PRONOUNCEMENTS
--------------------------------------------------------------------------------
In fiscal 1999, the Company adopted Financial Accounting Standards No. 130 (FAS
130), "Reporting Comprehensive Income" and Financial Accounting Standards No. 131 (FAS 131), "Disclosures About Segments of an Enterprise and Related Information." Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distributions to owners. The primary difference between net income and comprehensive income for the Company is due to currency translation adjustments. Comprehensive income is reflected in the consolidated statements of stockholders' equity. FAS 131 supersedes Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas, and major customers. See Note 10 for these disclosures.

     In June 1998, Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities" was issued and was effective for all fiscal years beginning after June 15, 1999. FAS 133 was subsequently amended by Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" and will now be effective for fiscal years beginning after June 15, 2000, with early adoption permitted. FAS 133, as amended, requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow, and foreign currency hedges and establishes respective accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company has not completed its assessment of the impact of FAS 133, as amended, on its consolidated financial position or results of operations and is in the process of determining when it will adopt FAS 133.

     The Company also adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective July 1, 1998. The adoption of SOP 98-1 did not have a material effect on the Company's consolidated financial position or operating results.

2. ACQUISITIONS

During the three years ended June 30, 1999, the Company completed ten acquisitions which were accounted for under the purchase method of accounting. Pro forma results of operations have not been presented for any of the acquisitions because the effects of these acquisitions were not material to the Company on either an individual or an aggregate basis. The results of operations of each acquisition are included in the Company's consolidated statement of income from the date of each acquisition and were not material to the Company on either an individual or an aggregate basis.

     On August 28, 1998, the Company completed its acquisition of NetDynamics, Inc. (NetDynamics), a company conducting development, engineering, and testing activities associated with the completion of a new enterprise application platform product. Sun acquired all of the outstanding capital stock of NetDynamics by means of a merger transaction pursuant to which all the shares of NetDynamics capital stock were converted into the right to receive shares of Sun common stock based upon an agreed-upon exchange ratio which was calculated using an agreed-upon average market price for Sun common stock. The Company issued 5,493,570 shares of Sun common stock (with a fair market value of $24.13 per share) as consideration for the acquisition. Additionally, Sun issued approximately 1,136,000 stock options in exchange for NetDynamics stock options previously outstanding, including approximately 344,000 Sun options in exchange for vested NetDynamics stock options, with terms similar to Sun stock options. The fair value of the Sun stock options exchanged for rights to vested NetDynamics stock options at the time of the acquisition was included as part of the purchase price. The excess purchase price over the estimated fair value of net tangible assets has been allocated to various intangible assets, primarily consisting of developed technology ($20 million), goodwill ($36.2 million), customer base ($10 million), and assembled work force ($2 million). In addition to the intangible assets acquired, an $80 million charge representing the write-off of purchased in-process research development (IPRD) was recorded.

     On January 22, 1999, the Company acquired all of the outstanding capital stock of Maxstrat Corporation (Maxstrat), by means of a merger transaction pursuant to which all of the shares of Maxstrat capital stock were converted into the right to receive cash for total consideration of $101.5 million, net of cash received of $18.7 million and including $2.5 million associated with vested stock options. The excess purchase price over the estimated fair value of net tangible assets has been allocated to various intangible assets, primarily consisting of developed technology of $8.6 million and goodwill and goodwill-like assets totaling $61.5 million. In addition to the intangible assets acquired, the Company recorded a $28.7 million charge, representing the write-off of IPRD.

     On September 28, 1998, the Company completed its acquisition of i-Planet, Inc. (i-Planet), a company conducting development, engineering, and testing activities associated with the completion of a new Java technology based remote Internet access product. Sun acquired all of the outstanding capital stock of i-Planet by means of a merger transaction pursuant to which all the shares of i-Planet capital stock were converted into the right to receive cash for total consideration of $30 million, including $1.2 million associated with vested stock options. The excess purchase price over the estimated fair value of net tangible assets has been allocated to various intangible assets, primarily consisting of developed technology of $3.3 million and various goodwill and goodwill-like assets totaling $18.3 million. In addition to the intangible assets acquired, an $8.4 million charge representing the write-off of IPRD was recorded.

     On October 16, 1998, the Company completed its acquisition of Beduin Communications Incorporated (Beduin), a company conducting development, engineering, and testing activities associated with the completion of a suite of smart device products. Sun acquired all of the outstanding capital stock of Beduin by means of a share purchase transaction pursuant to which all the shares of Beduin capital stock were converted into the right to receive cash for total consideration of $8.4 million. The excess purchase price over the estimated fair value of net tangible assets has been allocated to various intangible assets, primarily consisting of developed technology of $3.1 million and various goodwill and goodwill-like assets totaling $1.7 million. In addition to the intangible assets acquired, a $3.6 million charge was recorded, representing the write-off of IPRD.

     The Company completed five acquisitions in fiscal 1998. On May 29, 1998, the Company completed its acquisition of Red Cape Software, Inc. (Red Cape), a company which was conducting engineering and testing activities to further develop its Framework for Policy Management Software, a Java-technology based, goal-oriented, policy-based storage management software that can be used across platforms. On November 24, 1997, the Company completed its acquisition of Encore Computer Corporation's Storage Products Business (Encore). Encore was conducting development and engineering activities associated with its Intershare and DASD-NET products (the Encore Products) for the computer mainframe/open systems storage market. The acquired technology of the Encore Products will facilitate the Company's efforts to develop a high-end "intelligent" storage product, which can be modified to address the low-end storage market. On October 21, 1997 the Company completed its acquisition of Chorus Systems, S.A. (Chorus). Chorus was conducting development, engineering, and testing activities associated with certain software products that will allow the Company to create a robust product line leveraging the Java programming language, including a tool set and flash file system, as well as embedded operating systems. On September 22, 1997, the Company completed its acquisition of Integrity Arts, Inc. (Integrity Arts), a company developing a Java Card(TM) Application Programming Interface (API). An API defines the concepts, terms, and structures of a software platform that can be followed by application designers and architects and describes application functionality, data management principles, communication principles, and network infrastructure. Integrity Arts was also developing the related smart card and terminal run-time software modules, software development tools, card application architectures, and data security software. On August 22, 1997, the Company completed its acquisition of Diba, Inc. (Diba). Diba was conducting development and engineering activities associated with the completion of a consumer information appliance that will offer improved performance and efficiency by allowing processing of software applications at either the local-area network located in the consumer's home or at another location.

     The Company completed one acquisition, Long View Technologies, LLC (Long
View) during fiscal 1997. Long View was acquired on February 14, 1997, and at the time was conducting development and engineering activities associated with the completion of a Java virtual machine for the Microsoft Windows '95 and NT operating systems which would contribute to the speed and robustness of the Sun Java platform's ability to operate in the network computing market.

     A summary of the Company's purchase transactions that included IPRD charges is included in the following table (in millions):

Entity Name   Consideration       Date         IPRD Charge     Form of Consideration & Other Notes

FISCAL 1999
-----------
NetDynamics       $148.2    August 28, 1998       $80.0        $140.8 in common stock and $7.4 in assumed liabilities; developed technology of $20.0; goodwill and other intangibles of $48.2

Maxstrat          $101.5    January 22, 1999      $28.7        $99.0 in cash and $2.5 in common stock; developed technology of $8.6;
                                                               goodwill and other intangibles of $61.5

i-Planet          $ 30.0    September 28, 1998    $ 8.4        $28.6 in cash, $1.2 in common stock, and $0.2 in assumed liabilities

Beduin            $  8.4    October 16, 1998      $ 3.6        Cash

FISCAL 1998
-----------

Red Cape          $ 16.7    May 29, 1998          $14.1        Cash

Encore            $186.2    November 24, 1997     $97.0        Cash; developed technology of $56; goodwill and other intangibles of $6.7

Chorus            $ 26.5    October 21, 1997      $13.1        Cash

Integrity Arts    $ 30.2    September 22, 1997    $29.9        Cash

Diba              $ 29.7    August 22, 1997       $22.3        $25.6 in cash and $4.1 in assumed liabilities

FISCAL 1997
-----------

Long View         $ 23.0    February 14, 1997     $23.0        Cash

The Company calculated amounts allocated to IPRD using established valuation techniques in the high technology industry, and expensed such amounts in the quarter that each such acquisition was consummated because technological feasibility of the in-process technologies so acquired had not been achieved and no alternative future uses had been established. The Company computed its valuations of purchased IPRD for certain of the above acquisitions, specifically NetDynamics, Maxstrat, i-Planet, Beduin, Red Cape, Integrity Arts, and Diba, as well as certain technology acquired from Chorus, using a discounted cash flow analysis on the anticipated income stream to be generated by the purchased technologies. The Company computed its valuations of IPRD related to certain of the acquisitions, specifically, Encore and Long View, as well as certain technology acquired from Chorus, using an income approach that is based on the assumption that in lieu of ownership, a company would be willing to pay for the right to exploit the related benefits of the acquired technology. This method utilizes revenue related to the acquired technology, an appropriate rate for the use of such technology, expected technology life cycles, amortization cost of the asset acquired, and an appropriate discount rate.

     The excess purchase price over the estimated value of the net tangible assets acquired was allocated to various intangible assets, consisting primarily of developed technology and goodwill, as well as other goodwill-like assets, such as customer base and assembled work force. The values assigned to developed technologies related to each acquisition were based upon future discounted cash flows related to the existing products' projected income streams. The values of the customer bases were determined based upon the value of existing relationships and the expected revenue stream. The values of the assembled workforces were based upon the cost to replace those work forces. Amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over periods ranging from two to five years.

3. STRATEGIC DEVELOPMENT AND MARKETING AGREEMENT WITH AMERICA ONLINE, INC.

On November 23, 1998, Sun and America Online, Inc. (AOL) entered into a Strategic Alliance consisting of several agreements between the parties, including a Strategic Development and Marketing Agreement (SDMA). The SDMA has a term of three years which commenced on March 17, 1999 in accordance with its terms upon the consummation of AOL's acquisition of Netscape Communications, Inc. (Netscape).

     Under the terms of the SDMA, AOL and Sun are committed to collaboratively develop, market, and sell client and server software, and collaboratively develop an AOL-specific Java environment that will enable AOL services to be accessed through a variety of hardware devices. The SDMA provides that over its term, AOL will develop and market, together with Sun, client software and network application and server software based in part on Netscape code, on Sun code and technology, and on certain AOL services features to business enterprises. In addition, AOL and Sun have agreed to coordinate their sales efforts with respect to designated AOL, Netscape, Sun, and collaboratively developed client software and network application and server software and associated services.

     Under the terms of the SDMA, Sun has committed that the total revenue earned by AOL from certain existing Netscape contracts, the sale or license by Sun or AOL of certain AOL, Netscape, and collaboratively developed software products and services will not be less than $312 million, $330 million, and $333 million in the first, second, and third years of the SDMA. In addition, the terms of the SDMA require Sun to pay AOL approximately $275 million over the term of the SDMA for software and trademark rights granted to Sun by AOL. The long-term portion of this contractual obligation of $165 million is reflected in the consolidated balance sheet caption "Deferred income taxes and other obligations."

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values of cash equivalents and short-term investments approximate cost due to the short period of time to maturity. The fair value of long-term debt was estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The estimated fair value of forward foreign exchange contracts is based on the estimated amount at which they could be settled based on market exchange rates. The fair value of foreign currency option contracts and the interest-rate swap agreement is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The fair value of the Company's cash equivalents and short-term investments is as follows:

--------------------------------------------------------------------------------------------
(In thousands)                                            At June 30, 1999
--------------------------------------------------------------------------------------------
                                                        GROSS           GROSS
FAIR VALUE OF CASH EQUIVALENTS                     UNREALIZED       UNREALIZED     ESTIMATED
AND SHORT-TERM INVESTMENTS               COST           GAINS           LOSSES    FAIR VALUE
State and local government debt    $  236,644             $--            $195     $  236,449
Corporate and other
  non-governmental debt             1,024,320              --              72      1,024,248
U.S. government debt                  332,993              --             234        332,759
Floating rate notes                   229,540              --              15        229,525
Money market fund                     184,600              --              --        184,600
Other investments                      26,771              --              --         26,771
--------------------------------------------------------------------------------------------
Total                              $2,034,868              $--           $516     $2,034,352
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
(In thousands)                                            At June 30, 1999
--------------------------------------------------------------------------------------------
                                                        GROSS           GROSS
FAIR VALUE OF CASH EQUIVALENTS                     UNREALIZED       UNREALIZED     ESTIMATED
AND SHORT-TERM INVESTMENTS               COST           GAINS           LOSSES    FAIR VALUE
State and local government debt      $ 94,843             $22             $11       $ 94,854
Corporate and other
  non-governmental debt               421,573              --              --       421,573
U.S. government debt                   53,474              74              --        53,548
Floating rate notes                    99,460              --              --        99,460
Money market fund                      97,900              --              --        97,900
Other investments                      16,599              --              --        16,599
--------------------------------------------------------------------------------------------
Total                               $ 783,849             $96             $11      $783,934
--------------------------------------------------------------------------------------------

The cost and estimated fair value of cash equivalents and short-term investments by contractual maturity are as follows:

--------------------------------------------------------------------------------------------
(In thousands)                                                         At June 30, 1999
--------------------------------------------------------------------------------------------
                                                                                  ESTIMATED
CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS                             COST     FAIR VALUE
Maturing in one year or less                                      $1,805,328     $1,804,827
Maturing after one year                                              229,540        229,525
-------------------------------------------------------------------------------------------
Total                                                             $2,034,868     $2,034,352
-------------------------------------------------------------------------------------------


The fair value of the Company's borrowing arrangements and other financial instruments is as follows:

------------------------------------------------------------------------------------------------
(In thousands)                              At June 30, 1999                At June 30, 1999
------------------------------------------------------------------------------------------------
FAIR VALUE OF BORROWING ARRANGEMENTS        ASSET (LIABILITY)               ASSET (LIABILITY)

                                        CARRYING            FAIR        CARRYING           FAIR
                                          AMOUNT           VALUE          AMOUNT          VALUE
10.18% mortgage loan                     $    --         $    --        $(40,000)      $(41,495)
Forward foreign exchange contracts         4,640           4,640           4,265          4,265
Foreign currency option contracts             --           8,574              --          7,531
Short-term borrowings                     (1,646)         (1,646)         (7,169)        (7,169)
Interest-rate swap agreement                  --              --              --            292
------------------------------------------------------------------------------------------------

5. DERIVATIVE FINANCIAL INSTRUMENTS

Outstanding notional amounts for derivative financial instruments at fiscal year-ends are as follows:

---------------------------------------------------------------------------
(In thousands)
---------------------------------------------------------------------------
NOTIONAL AMOUNTS FOR DERIVATIVES                          1999      1998
Swaps hedging debt                                    $     --     $ 40,000
Forward foreign exchange contracts                     844,551      930,155
Foreign currency option contracts                      476,260      241,861

While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits, and monitoring procedures. Credit rating criteria for off-balance sheet transactions are similar to those for investments. See additional information at "Other financial instruments" contained in Note 1.

     At June 30, 1999 and 1998, the Company had forward foreign exchange contracts of less than three months duration, to exchange principally Japanese yen, British pounds, French francs, and German marks for U.S. dollars in the total gross notional amount of $845 million and $930 million, respectively. Of these notional amounts, forward contracts to purchase foreign currency represented $126 million and $139 million, and forward contracts to sell foreign currency represented $719 million and $791 million, at June 30, 1999 and 1998, respectively. The Company also has purchased foreign currency options of less than two months duration, to exchange principally Japanese yen, British pounds, German marks, and French francs for U.S. dollars.

6. BORROWING ARRANGEMENTS

As of June 30, 1998, the Company had a $40 million mortgage loan which was secured by real property and a building. The loan agreement provided for interest at a fixed interest rate of 10.18%. However, the Company maintained an interest-rate swap agreement with a third party (receive fixed, pay variable) that resulted in the Company paying a rate based on three-month LIBOR over the life of the loan. The Company settled this mortgage in full in May 1999. The related interest-rate swap agreement matured with the loan agreement.

     In August 1997, the Company negotiated a $500 million unsecured revolving Credit Agreement with an international group of 20 banks. The agreement expires on August 28, 2002. Any borrowings under this agreement bear interest at a floating rate based on prime, certificates of deposit, or Euro rates, at the Company's option. Under the agreement, Sun is required to maintain various financial ratios. Sun was in compliance with all covenants at June 30, 1999. There were no borrowings outstanding under this facility at June 30, 1999.

     At June 30, 1999, Sun's international subsidiaries had uncommitted lines of credit aggregating approximately $740 million, of which approximately $1.6 million, denominated in British pound and Euro, had been drawn. The average interest rate at June 30, 1999 was 4.06%.

     On October 16, 1997, the Company filed a shelf registration statement with the Securities and Exchange Commission (SEC) relating to the registration of senior and subordinated debt securities and common stock with an aggregate initial public offering price of up to $1 billion. On October 24, 1997, this shelf registration statement became effective, so that the Company may choose to offer, from time to time, the debt securities and common stock pursuant to Rule 415 in one or more separate series, in amounts, at prices, and on terms to be set forth in the prospectus contained in the registration statement, and in one or more supplements to the prospectus.

     On June 18, 1999, the Company filed an additional shelf registration statement with the SEC relating to the registration of additional senior and subordinated debt securities and common and preferred stock with an aggregate initial public offering price of up to $3 billion. See Note 12--"Subsequent Events (unaudited)."

7. INCOME TAXES

Income before income taxes and the provision for income taxes consists of the following:

------------------------------------------------------------------------------------
(In thousands)                                     Years Ended June 30,
------------------------------------------------------------------------------------
                                            1999              1998              1997

Income before income taxes:
  United States                       $  975,394        $  589,387        $  566,554
  Foreign                                630,295           586,779           554,653

Total income before income taxes      $1,605,689        $1,176,166        $1,121,207

Provision for income taxes:
  Current:

    United States federal             $  384,563        $  349,095        $  303,537
    State                                 41,517            47,270            46,894
    Foreign                              129,794           106,192            67,234

    Total current income taxes           555,874           502,557           417,665

Deferred:

    United States federal                 (2,563)          (81,319)          (66,027)
    State                                  7,432            (6,492)           (5,231)
    Foreign                               13,612            (1,442)           12,380

    Total deferred income taxes           18,481           (89,253)          (58,878)

Provision for income taxes            $  574,355        $  413,304        $  358,787

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

---------------------------------------------------------------------------
(In thousands)                                            At June 30,
---------------------------------------------------------------------------
                                                       1999           1998
Deferred tax assets:

  Inventory valuation                              $ 79,565       $ 67,006
  Reserves and other accrued expenses               215,489        165,724
  Fixed asset basis differences                      74,672         81,926
  Compensation not currently deductible              39,958         41,407
  State income taxes                                 18,089         15,468
  Other                                              55,864         68,687

Gross deferred tax assets                           483,637        440,218

Deferred tax liabilities:

  Net undistributed profits of subsidiaries        (171,839)      (124,777)
  Other                                             (14,410)           428
Gross deferred tax liabilities                     (186,249)      (124,349)
Net deferred tax assets                            $297,388      $ 315,869

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the difference are as follows:

--------------------------------------------------------------------------------------------
(In thousands)                                            Years Ended June 30,
--------------------------------------------------------------------------------------------
                                                         1999            1998           1997
Expected tax rate at 35%                             $561,991        $411,658       $392,423
State income taxes, net of federal tax benefit         31,817          26,506         27,081
Foreign earnings permanently reinvested in
  foreign operations                                  (82,150)        (49,600)       (63,550)
Acquired in-process research and development           44,498          25,194             --
Other                                                  18,199            (454)         2,833
Provision for income taxes                           $574,355        $413,304       $358,787


As of June 30, 1999, the Company has unrecognized deferred tax liabilities of approximately $265 million related to cumulative net undistributed earnings of foreign subsidiaries of approximately $824 million. These earnings are considered to be permanently invested in operations outside the United States.

     The current federal and state provisions do not reflect the tax savings resulting from deductions associated with the Company's various stock option plans. These savings were $222 million, $111 million, and $60 million in fiscal 1999, 1998, and 1997, respectively, and were credited to stockholders' equity.

     The Company's United States income tax returns for fiscal years ended June 30, 1993 through 1996 are under examination, and the Internal Revenue Service has proposed certain adjustments. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

8. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under noncancelable operating leases. The future minimum annual lease payments are approximately $145 million, $116 million, $92 million, $73 million, and $61 million for fiscal years 2000, 2001, 2002, 2003, and 2004, respectively, and approximately $195 million for years following fiscal 2004. Rent expense under the noncancelable operating leases was $166 million in 1999, $139 million in 1998, and $113 million in 1997.

     From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. In the opinion of management, final judgments from such pending claims, charges, and litigation, if any, against the Company would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

9. STOCKHOLDERS' EQUITY

COMMON STOCK
--------------------------------------------------------------------------------
The Company has adopted a share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, a preferred share purchase right (a Right) is associated with each share of the Company's common stock (a Common Share). Upon becoming exercisable, each Right will entitle its holder to purchase 1/1000th of a share of Series A participating preferred stock of the Company, a designated series of preferred stock for which each 1/1000th of a share has economic attributes and voting rights equivalent to one Common Share at an exercise price of $150, subject to adjustment. The Rights are not exercisable or transferable apart from the Common Shares unless certain events occur, including a public announcement that a person or group (an Acquiring Person) has acquired or obtained the right to acquire 10% or more (20% or more for an Acquiring Person who has filed a Schedule 13G in accordance with the Securities Act of 1934 (13G Filer)) of the outstanding Common Shares or until the commencement or announcement of an intention to make a tender or exchange offer for 10% or more of the outstanding Common Shares. Unless the Rights are redeemed, in the event that an Acquiring Person acquires 10% or more (20% or more if the Acquiring Person is a 13G Filer) of the outstanding Common Shares, each Right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of Common Shares having market value equal to two times the exercise price. In the event that (i) the Company is acquired in a merger or business combination in which the Company is not the surviving corporation or in which the Common Shares are exchanged for stock or assets of another entity, or (ii) 50% or more of the Company's consolidated assets or earning power is sold, each Right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price. The Rights are redeemable, in whole but not in part, at the Company's option, at $0.01 per Right at any time prior to becoming exercisable and in certain other circumstances. The Rights expire on February 11, 2008.

STOCK OPTION AND INCENTIVE PLANS
--------------------------------------------------------------------------------
The Company's 1990 Long-Term Equity Incentive Plan (1990 Incentive Plan) and other employee stock option plans provide the Board of Directors broad discretion in creating employee equity incentives and authorize it to grant incentive and non-statutory stock options, as well as certain other awards. In addition, these plans provide for issuance to eligible employees of non-statutory stock options to purchase common stock at or below fair market value at the date of grant subject to certain limitations set forth in the 1990 Incentive Plan. Options expire up to ten years from the date of grant or up to three months following termination of employment or service on the Board, whichever occurs earlier, and are exercisable at specified times prior to such expiration. Under the 1990 Incentive Plan, common stock may also be issued pursuant to stock purchase agreements that grant Sun certain rights to repurchase the shares at their original issue price in the event that the employment of the employee is terminated prior to certain predetermined vesting dates. The above described plans provide that shares of common stock may be sold at less than fair market value, which results in compensation expense equal to the difference between the market value on the date of grant and the purchase price. This expense, which is immaterial, is recognized over the vesting period of the shares. Sun's 1988 Directors' Stock Option Plan provides for the automatic grant of stock options to non-employee directors at each annual meeting of stockholders and on the date each such person becomes a director. These options are granted at fair market value on the date of grant and have a term of five years. Additionally, in connection with the acquisition of Lighthouse Design, Ltd., in fiscal year 1996, former shareholders who are employees of the Company were entitled to receive up to approximately 1,300,000 shares of stock upon achievement of specific performance criteria over a three year period. As of June 30, 1999 all outstanding performance shares related to Lighthouse Design, Ltd., had vested.

     Information with respect to stock option and stock purchase rights activity is as follows:

-----------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                         Outstanding Options/Rights
-----------------------------------------------------------------------------------------------
                                  SHARES                                              WEIGHTED
                                 AVAILABLE        NUMBER                               AVERAGE
                                 FOR GRANT     OF SHARES       PRICE PER SHARE  EXERCISE PRICE
Balance at June 30, 1996       90,556          95,512         $0.0025-$15.0625          $ 5.42
Additional shares reserved        600              --                       --              --
Grants                        (26,578)         26,578      $0.000335-$16.96875          $13.45
Exercises                          --         (14,734)        $0.005-$ 15.0625          $ 3.50
Cancellations                   3,680          (4,638)        $0.005-$ 16.6875          $ 6.66
-----------------------------------------------------------------------------------------------
Balance at June 30, 1997       68,258         102,718       0.000335-$16.96875          $ 7.72
Additional shares reserved     10,344              --                       --              --
Grants                        (29,762)         29,762        $0.0003-$ 23.6875          $18.91
Exercises                          --         (18,526)       $0.0003-$16.96875          $ 4.27
Cancellations                   3,982          (3,982)        $0.675-$ 23.6875          $10.63
-----------------------------------------------------------------------------------------------
Balance at June 30, 1998       52,822         109,972      $0.000335-$ 23.6875          $11.14
Additional shares reserved     37,053              --                       --              --
Grants                        (22,995)         22,995       $0.00067-$ 62.1891          $40.07
Exercises                          --         (22,156)      $0.00067-$ 31.4688          $ 6.51
Cancellations                   6,469          (6,469)          $0.01-$ 54.375          $15.07
Balance at June 30, 1999       73,349         104,342         $0.005-$ 62.1891          $17.96
-----------------------------------------------------------------------------------------------

The following table summarizes significant ranges of outstanding and exercisable options at June 30, 1999:

-----------------------------------------------------------------------------------------
(In thousands,
 except per share amounts)      Outstanding Options                  Options Exercisable
-----------------------------------------------------------------------------------------
                                      WEIGHTED       WEIGHTED                    WEIGHTED
                                       AVERAGE        AVERAGE                     AVERAGE
RANGE OF                             REMAINING       EXERCISE                    EXERCISE
EXERCISE PRICES         SHARES   LIFE IN YEARS          PRICE       SHARES          PRICE
$  0.005-$ 6.2189       26,649             3.9         $ 3.84       18,835         $ 3.60
$  6.219-$12.4378       12,154             5.0         $11.28        4,827         $11.31
$12.4379-$18.6567       24,135             6.0         $14.27        7,206         $14.18
$18.6568-$24.8756       23,203             7.1         $20.64        3,674         $20.42
$24.8757-$31.0946          330             8.0         $26.43           --         $   --
$31.0947-$37.3135        5,284             7.2         $31.47            5         $31.47
$37.3136-$43.5324          525             7.9         $39.94           --         $39.94
$43.5325-$49.7513          450             7.6         $48.75           --         $   --
$49.7514-$55.9702       10,338             8.2         $50.13            7         $50.13
$55.9703-$62.1891        1,274             8.3         $58.91           --         $   --
-----------------------------------------------------------------------------------------
                       104,342             5.9         $17.96       34,554         $ 8.69
-----------------------------------------------------------------------------------------

At June 30, 1999, options to purchase 34,554,000 shares were exercisable at prices from $0.01 to $50.13 with a weighted average and aggregate exercise price of $8.69 and $300,146,000, respectively, (29,920,000 shares at an aggregate price of $190,505,000 at June 30, 1998). At June 30, 1999, the Company retained repurchase rights to 181,000 shares issued pursuant to stock purchase agreements and other stock plans.

     The weighted average fair value at date of grant for options granted during 1999, 1998, and 1997 was $24.93, $13.09, and $8.94 per option, respectively.

EMPLOYEE STOCK PURCHASE PLAN
--------------------------------------------------------------------------------
To provide employees with an opportunity to purchase common stock of Sun through payroll deductions, Sun established the 1990 Employee Stock Purchase Plan. Under this plan, Sun's employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of enrollment or the date of purchase, whichever is less. Pursuant to this plan, the Company issued approximately 5,579,000, 7,010,000, and 5,857,000 shares of common stock in fiscal 1999, 1998, and 1997, respectively. At June 30, 1999, approximately 33,956,000 shares remained available for future issuance.

COMMON STOCK REPURCHASE PROGRAMS
--------------------------------------------------------------------------------
In December 1990, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Employee Stock Purchase Plan. In fiscal 1999, the Company repurchased 4,738,000 shares at a cost of approximately $199 million under this program (5,883,000 shares at a cost of approximately $127 million in 1998).

     In August 1996, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Incentive Plan. In June 1999, the Board renewed this repurchase plan for an additional three years. In fiscal 1999, the Company repurchased 4,672,000 shares at a cost of approximately $159 million under this program (7,309,000 shares at a cost of approximately $157 million in 1998).

     In June 1995, the Board of Directors approved a plan to repurchase approximately 96 million shares of the Company's common stock. In July and August 1996, the Company repurchased 17,809,000 shares at a cost of approximately $236 million under this program.

     When the treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance is charged to retained earnings.

STOCK-BASED COMPENSATION
--------------------------------------------------------------------------------
FAS 123 permits companies to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. In management's opinion, the existing stock option valuation models do not necessarily provide a reliable single measure of the fair value of stock-based awards. Therefore, as permitted, the Company applies the existing accounting rules under APB 25 and provides pro forma net income and pro forma earnings per common share disclosures for stock-based awards made during the year as if the fair-value-based method defined in FAS 123 had been applied. For employee stock options, the fair value of the stock options was estimated as of the date of grant using the Black-Scholes option pricing model. Input variables used in the model include a weighted average risk-free interest rate using the 6.63 year Treasury Yield as of the date of grant ranging from 4.26% to 5.95% for fiscal year 1999.

     The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

----------------------------------------------------------------
                                   Years ended June 30,
----------------------------------------------------------------
                           1999            1998           1997
Expected life               6.6             7.8            8.1
Interest rate              5.06%           5.73%          6.06%
Volatility                49.51%          49.60%         46.60%
Dividend yield               --              --             --

For the Employee Stock Purchase Plan, the fair value of the stock was calculated using actuals for the plans expiring during the year. For plans expiring after year end, the fair value was calculated using estimated shares to be purchased and estimated purchase price.

     Stock-based compensation costs would have reduced pretax income by $194,777,000, $132,985,000, and $76,033,000 in 1999, 1998, and 1997,
respectively ($130,135,000, $89,374,000, and $51,703,000 after tax and $0.15,
$0.09, and $0.04 per diluted share) if the fair values of the options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for 1999, 1998, and 1997 is not representative of the pro forma effect on net income in the future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

     Pro forma net income and net income per common share are as follows:

------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
------------------------------------------------------------------------------------------------
                                                               1999          1998          1997
Pro forma net income                                       $901,199      $673,488      $710,717
------------------------------------------------------------------------------------------------
Basic:
Pro forma shares used in the calculation of pro forma
  net income per common share--basic                        765,853       747,456       736,852
------------------------------------------------------------------------------------------------
Pro forma net income per common share--basic               $   1.18      $   0.90      $   0.96
------------------------------------------------------------------------------------------------
Diluted:
Pro forma shares used in the calculation of pro forma
  net income per common share--diluted                      805,253       766,754       754,576
------------------------------------------------------------------------------------------------
Pro forma net income per common share--diluted             $   1.12      $   0.88      $   0.94
------------------------------------------------------------------------------------------------

10. INDUSTRY SEGMENT, GEOGRAPHIC, AND CUSTOMER INFORMATION

In fiscal 1999 the Company adopted FAS 131, which establishes standards for reporting information about operating segments and related disclosures about products, geographic information, and major customers. Operating segment information for 1998 and 1997 is also presented in accordance with FAS 131.

     Sun designs, manufactures, markets, and services network computing systems and software solutions that feature networked desktops and servers. The Company is organized by various product divisions including Computer Systems and Storage, Enterprise Services, and various other divisions. Each division has a divisional president who reports to the President of the Company. The President of the Company allocates resources to each of these divisions using information regarding their respective revenues and operating income. The President of the Company has been identified as the Chief Operating Decision Maker as defined by FAS 131.

     In addition to the aforementioned divisions, finance and administration, as well as certain other corporate groups, report to the Chief Executive Officer of the Company. Expenses of these groups are not allocated to the operating segments and are included in the operating results of the Other segment reported below.

     Although the Company has various divisions, only Computer Systems and Storage and Enterprise Services are considered reportable segments under the criteria of FAS 131. Products in the Computer Systems and Storage segment include a broad range of desktop systems, servers, storage, and network switches, incorporating the UltraSPARC processors and Solaris operating environment. In the Enterprise Services segment, the Company provides a full range of services and support to existing and new customers, including education, professional services, and systems integration. The Other segment consists of various software and other miscellaneous divisions, such as corporate, which did not meet the requirements individually for a reportable segment as defined in FAS 131.

     The Company does not identify or allocate depreciation by operating segments, nor does the President of the Company evaluate divisions on depreciation expense. Additionally, the Company does not allocate interest and other income, interest expense, charges related to IPRD, or taxes to operating segments. The accounting policies for segment reporting are the same as for the Company taken as a whole. See "Summary of Significant Accounting Policies" in
Note 1.

     Information on reportable segments for the three years ended June 30, 1999 is as follows:

--------------------------------------------------------------------------------------------
(In thousands)
--------------------------------------------------------------------------------------------
                                     COMPUTER      ENTERPRISE
1999                      SYSTEMS AND STORAGE        SERVICES           OTHER          TOTAL
Revenues                           $9,553,098      $1,635,251      $  537,948    $11,726,297
Interdivision revenues                     --         321,388        (321,388)            --
Operating income                    1,644,234         219,716        (342,185)     1,521,765
Capital additions                     204,003          33,686         501,018        738,707
Accounts receivable                 1,746,028         447,377          93,506      2,286,911
Inventory                             287,425           4,787          15,661        307,873
Total assets                       $4,316,120      $  723,807      $3,380,425    $ 8,420,352

                                     COMPUTER      ENTERPRISE
1998                      SYSTEMS AND STORAGE        SERVICES           OTHER          TOTAL
Revenues                           $8,251,490      $1,187,581      $  351,769    $ 9,790,840
Interdivision revenues                106,543         265,826        (372,369)            --
Operating income                    1,377,331          87,247        (334,504)     1,130,074
Capital additions                     255,310          38,995         535,838        830,143
Accounts receivable                 1,412,414         357,429          75,922      1,845,765
Inventory                             312,743           7,115          26,588        346,446
Total assets                       $3,127,849      $  531,197     $ 2,052,016    $ 5,711,062

                                     COMPUTER      ENTERPRISE
1997                      SYSTEMS AND STORAGE        SERVICES           OTHER          TOTAL
Revenues                           $7,406,193      $  851,231      $  340,922    $ 8,598,346
Interdivision revenues                270,881         192,653        (463,534)            --
Operating income                    1,167,617          96,490        (237,589)     1,026,518
Capital additions                     222,349          22,758         308,911        554,018
Accounts receivable                 1,385,282         213,647          67,594      1,666,523
Inventory                             370,243             805          66,930        437,978
Total assets                       $2,884,569      $  340,390      $1,472,315    $ 4,697,274


One customer accounted for 14% of revenues in both fiscal 1999 and 1998. No customer accounted for 10% or more of revenues in fiscal 1997. The Company's significant operations outside the United States include manufacturing facilities, design centers, and sales offices in Europe, Japan, and Rest of World.

     Transfers between operating segments and geographic areas are primarily accounted for at prices that approximate arm's length transactions. In fiscal 1999, sales from Computer Systems and Storage to Enterprise Services are at cost. In addition, United States export sales approximated 2.5%, 2.3%, and 3.0% of net revenues during fiscal 1999, 1998, and 1997, respectively.

     Information regarding geographic areas at June 30, 1999, 1998, and 1997, and for each of the years then ended, is as follows:

---------------------------------------------------------------------------------------------------------------------------
(In thousands)               UNITED STATES          EUROPE           JAPAN   REST OF WORLD   ELIMINATIONS             TOTAL
---------------------------------------------------------------------------------------------------------------------------
June 30, 1999, and for the
year then ended:
Sales to unaffiliated
customers                       $6,210,865      $3,418,412      $1,047,253      $1,049,767      $      --       $11,726,297
---------------------------------------------------------------------------------------------------------------------------
Long-lived assets               $2,041,514      $  403,949      $   54,135      $   88,515      $(284,111)      $ 2,304,002
---------------------------------------------------------------------------------------------------------------------------
June 30, 1998, and for the
year then ended:
Sales to unaffiliated
customers                       $5,349,634      $2,708,514      $  899,029      $  833,663      $      --       $ 9,790,840
---------------------------------------------------------------------------------------------------------------------------
Long-lived assets               $1,426,183      $  331,422      $   45,187      $   69,303      $(308,558)      $ 1,563,537
---------------------------------------------------------------------------------------------------------------------------
June 30, 1997, and for the
year then ended:
Sales to unaffiliated
customers                       $4,709,343      $2,177,319      $  958,753      $  752,931      $      --       $ 8,598,346
---------------------------------------------------------------------------------------------------------------------------
Long-lived assets               $  885,224      $  225,548      $   46,223      $   55,719      $(243,890)      $   968,824
---------------------------------------------------------------------------------------------------------------------------

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

-------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                Fiscal 1999 Quarter Ended
-------------------------------------------------------------------------------------------------
                                          June 30        March 28     December 27   September 27
Net revenues                           $3,514,645      $2,936,028      $2,784,440     $2,491,184
Gross margin                            1,826,356       1,539,504       1,437,230      1,274,847
Operating income                          563,833         383,808         374,145        199,979
Net income                                395,170         261,203         261,087        113,874
Net income per common share--diluted   $     0.48      $     0.32      $     0.32     $     0.15


-------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                Fiscal 1998 Quarter Ended
-------------------------------------------------------------------------------------------------
                                          June 30        March 29     December 28   September 28
Net revenues                           $2,881,065      $2,360,928      $2,450,243     $2,098,604
Gross margin                            1,488,429       1,259,292       1,278,613      1,071,170
Operating income                          402,448         333,916         212,835        180,875
Net income                                272,988         232,009         149,432        108,433
Net income per common share--diluted   $     0.35      $     0.29      $    0.19      $     0.14

12. SUBSEQUENT EVENTS (UNAUDITED)

On August 5, 1999, the Company acquired all of the outstanding capital stock of Star Division Corporation (Star Division), by means of a merger transaction pursuant to which all of the shares of Star Division were converted into the right to receive cash for total consideration of approximately $54 million. Simultaneous with the acquisition of Star Division, Sun acquired certain assets and liabilities of Star Division Software-Entwicklung und Vertriebs GmbH, a related party of Star Division, for total cash consideration of approximately $14 million. These transactions will be accounted for as purchases, and the purchase prices will be allocated to tangible and intangible assets and in-process research and development.

     On July 14, 1999, the shelf registration statement that Sun filed with the SEC on June 18, 1999, relating to the registration of senior and subordinated debt securities and common and preferred stock with an aggregate initial offering price of up to $3 billion, became effective. The securities registered by Sun were in addition to the $1 billion of securities previously registered and declared effective under a different shelf registration statement filed with the SEC. On August 4, 1999, the Company issued $1.5 billion of unsecured senior debt securities in four tranches. Each tranche is comprised of the following notes (the Senior Notes): $200 million (due on August 15, 2002 and bearing interest at 7%), $250 million (due on August 15, 2004 and bearing interest at 7.35%), $500 million (due on August 15, 2006 and bearing interest at 7.5%), and $550 million (due on August 15, 2009 and bearing interest at 7.65%). Interest on the Senior Notes will be payable semi-annually. Sun may redeem all or any part of any tranche of the Senior Notes at any time at a price equal to 100% of the principal plus accrued and unpaid interest and an amount as determined by a quotation agent, which represents the present value of the remaining scheduled payments. Sun anticipates that the net proceeds from this offering will be used to fund expansion of the Company's business, including additional working capital, capital expenditures, acquisition of products, technologies, and businesses and general corporate matters. Sun also entered into various interest rate swap agreements to modify the interest characteristics of the Senior Notes such that the interest associated with these Senior Notes becomes variable.

     In August 1999, the Company signed a definitive agreement (the Agreement) to acquire Forte Software, Inc. (Forte), a publicly held enterprise tools software company, by means of a stock-for-stock merger. Under terms of the Agreement, each share of Forte common stock will be converted into 0.3 shares of Sun common stock. Additionally, Sun will assume the remaining outstanding Forte stock options, which will be converted to options to purchase Sun common stock based on the exchange ratio used for the common shares exchanged. The merger is subject to certain regulatory approvals, the approval of Forte's shareholders, and other customary closing conditions. The transaction is expected to be accounted for as a pooling of interests, and it is anticipated that it will close in the second quarter of fiscal 2000. The historic results of operations of Forte are not expected to be material to the financial position or results of operations of the Company.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS, SUN MICROSYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Sun Microsystems, Inc. as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Microsystems, Inc. at June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


                                       [ERNST & YOUNG LLP]


Palo Alto, California
July 21, 1999