Form 10-K405, Exhibit 13
period 2000-06-30
SUN MICROSYSTEMS INC
filed 2000-09-29
CIK 709519

                                                                    Exhibit 13.0


               WE LOOK GREAT ON PAPER AND EVEN BETTER ON THE WEB:
                            WWW.SUN.COM/ANNUALREPORT

                                                         [SUN MICROSYSTEMS LOGO]






                          VISION + FOCUS + EXECUTION =

Sun Microsystems began with the idea that individual computers should be built with something more in mind than an individual computer--that the real value of any system is in how well it connects with others. The phenomenal growth of the Internet and network computing simply confirms that we've been on the right track since day one. Another powerful affirmation of our vision is Sun's remarkable record of financial growth--and fiscal 2000 was our most remarkable year yet.

                                   [GRAPHIC]


       [BAR GRAPH]                [BAR GRAPH]                 [BAR GRAPH]                    [BAR GRAPH]
      NET REVENUES              OPERATING INCOME            OPERATING EBITDA        NET INCOME PER SHARE -- DILUTED
(in millions of dollars)    (in millions of dollars)    (in millions of dollars)             (in dollars)


                                   [GRAPHIC]

FINANCIAL HIGHLIGHTS

                                                             2000               1999            CHANGE
------------------------------------------------------------------------------------------------------
Net revenues (in millions)                                $   15,721         $   11,806          33.2%
Operating income (in millions)                            $    2,393         $    1,520          57.4%
Net income (in millions)                                  $    1,854         $    1,030          80.0%
Net income per common share--diluted                      $     1.10         $     0.63          74.6%
Operating EBITDA (in millions)                            $    3,181         $    2,272          40.0%
Return on average equity                                        31.0%              24.0%         29.2%
Return on average assets                                        16.0%              14.0%         14.3%
Approximate number of stockholders at year end             1,500,000            645,000         132.6%
Total employees at year end                                   36,738             30,074          22.2%
Shares used in the calculation of net
   income per common share--diluted (in millions)              1,689              1,641           2.9%
Outstanding shares at year end (in millions)                   1,597              1,566           2.0%
Book value per outstanding share at year end              $     4.58         $     3.11          47.3%

The Internet is changing the way we live our lives: We use it to pay bills, trade stocks, buy groceries, order tickets, share photos, and continue our educations. The Net is changing the way companies do business too, streamlining transactions among employees, partners, suppliers, and customers--everyone along the value chain of the global economy.

                          VISION + FOCUS + EXECUTION =

                      ENABLING THE SERVICE-DRIVEN NETWORK

We call this new way of living and working the service-driven network. It's what happens when you create systems based on open standards and make network connectivity an integral part of the design. In short, it's an extension of Sun's original vision--and for the past five years we've been expanding it to include anyone, anywhere, anytime, using virtually any device.


Vision                                                                         2

THE SERVICE-DRIVEN NETWORK

Providing the right information and services to anyone, no matter where they are, what time of day it is, or what device they happen to be using.

ACCESS

Users access network-based services through an array of devices, including mobile phones, PDAs, smart cards, and network computers. What's more, cars, household appliances, and millions of other devices are joining the network age.

[GRAPHIC]

CONSUMER

Travel
Chat
Calendar
E-mail
Shopping
Entertainment
Personal Finance


INDUSTRY
Utilities
Finance
Manufacturing
Telecommunications
Education
Government


BUSINESS
Purchasing
ERP
Inventory
Supply Chain
Data Warehousing
Productivity Apps
Exchanges


SERVICES

From simple e-mail to online banking to giant Internet exchanges, the countless options of the service-driven network come to us via an invisible middle layer of software--directory, messaging, and e-commerce applications--that provides the vital link between access devices and data-center resources.

INFRASTRUCTURE

Powerful data-center servers, high-capacity storage systems, and industrial-strength software--all seamlessly integrated--are what it takes to run the service-driven network, all day, every day.

3                                     Annual Report 2000 [SUN MICROSYSTEMS LOGO]

Here's what we mean by focus: Each of our 37,000 employees and every R&D dollar we spend are dedicated to the same thing--creating a seamless computing infrastructure that's so reliable and easy to use you don't have to think about it any more than you think about electricity today.

                         VISION + FOCUS + EXECUTION =

                 BUILDING THE INFRASTRUCTURE OF THE NET ECONOMY

To do that, we have invested in a diverse portfolio of intellectual properties that combine to form a single, integrated computing platform. One microprocessor architecture. One operating environment. One very powerful set of business solutions from Sun and our software partners. All optimized to help our customers address the challenges of doing business in the nonstop Net economy.


Focus                                                                          4

[GRAPHIC]

"Some companies change directions more often than I change the oil in my car. Sun's focus is right where it's always been: the Net."

------------
SCOTT MCNEALY
------------
Chairman of the Board and CEO


"Our focus is simple: Be the number one provider of technologies, products, and services that drive the Net Economy."

--------
ED ZANDER
--------
President and COO


"From UNIX(R) to NFS to Java(TM) technology--it's all about the network. First, last, and always, that's our focus."

-------
BILL JOY
-------
Cofounder and Chief Scientist


"All of our R&D, all of our intellectual property investments, are dedicated to bringing the power of the Net to anyone, anywhere, anytime, on anything."

----------------
GREG PAPADOPOULOS
----------------
Senior Vice President and CTO


5                                     Annual Report 2000 [SUN MICROSYSTEMS LOGO]

[GRAPHIC]

Having the right vision and the right focus can only take a company so far. Then you have to deliver the goods. You have to produce the real-world products and services that transform vision into reality.

                          VISION + FOCUS + EXECUTION =

                  DELIVERING OUTSTANDING PRODUCTS AND PROFITS

It's a matter of implementing efficient processes--taking time and cost out of the system--and getting the right products to market at the right time. It also means putting together the best possible solutions for our customers, through innovative programs and strategic partnerships. And it means delivering consistent results, year after year, as we've done since 1982, when Sun was founded.

Execution

SYSTEMS
Demand for Sun(TM) systems--servers, storage, workstations, information appliances--has grown in virtually every market, particularly telecommunications, financial services, manufacturing, retail, and media.

PROGRAMS
Our iForce(SM) initiative delivers products, programs, and services built on the expertise of Sun and an extensive community of leading companies. Our SunTone(TM) certification program, for example, includes more than 400 service providers and software vendors who have applied for certification.

[GRAPHIC]

SOFTWARE
Sun's software offerings extend from developer tools to the industrial-strength Solaris(TM) Operating Environment and from innovative Java(TM) technologies to the full range of iPlanet(TM) e-commerce solutions, plus the StarOffice(TM) productivity suite.

SERVICES
Our 10,000-person service organization supports more than 1.2 million systems worldwide and is a leading provider of training for the Java platform and UNIX(R) system software.

[LOGO]
SOLARIS
The operating environment that scales to meet data-center and dot-com requirements.

[LOGO]
iPLANET
A leading software platform enabling the rapid development, assembly, and deployment of scalable Internet services.

[LOGO]
JAVA
The cross-platform technology for building network-aware applications.

[LOGO]
JINI
The connection technology that enables devices and services to form spontaneous networks.

[LOGO]
JIRO
The open standards-based software for managing Net-based data storage.

[LOGO]
ULTRASPARC
Powerful microprocessors that drive the Internet and enterprise networks.

7                                     Annual Report 2000 [SUN MICROSYSTEMS LOGO]

Growth is just a single metric of our success. At Sun, we have a long history of making the right decisions at just the right time, positioning ourselves to set the agenda for our industry, grow market share quickly, and become the thought leaders that others look to in a fast-changing world. The decisions we've made have clearly paid off for us, for our partners, for our customers, and for our stockholders.


                          VISION + FOCUS + EXECUTION =

                                    SUCCESS

[PIE CHART]
28.0%
MARKET-SHARE LEADER IN UNIX SERVER REVENUES IN CY99*

[PIE CHART]
15.0%
MARKET-SHARE LEADER IN APPLICATION SERVER SOFTWARE PLATFORM REVENUES IN CY99*

[PIE CHART]
19.2%
MARKET-SHARE LEADER IN UNIX DISK STORAGE SYSTEMS*

[PIE CHART]
51.0%
MARKET-SHARE LEADER FOR E-BUSINESS PROGRAMMING LANGUAGE (JAVA)**

[PIE CHART]
29.0%
MARKET-SHARE LEADER IN UNIX SERVER SHIPMENTS IN CY99*

[PIE CHART]
60.0%
MARKET-SHARE LEADER OF STAND-ALONE ENTERPRISE E-MAIL SOFTWARE (iPLANET) NEW USER LICENSES WORLDWIDE IN CY99*

[PIE CHART]
25.4%
SHIPMENTS OF SUN'S SOLARIS LEAD THE PACK FOR UNIX SERVER SOFTWARE FROM A MAJOR HARDWARE SUPPLIER*

[PIE CHART]
57.0%
MARKET-SHARE LEADER IN WORKSTATION SHIPMENTS IN CY99*


*Market reference per IDC, 2000.
**Market reference per Cutter Consortium.

Letter From The Chairman                                                       8

LETTER FROM THE CHAIRMAN

TRANSLATIONS OF THIS LETTER--IN JAPANESE, GERMAN, SPANISH, CHINESE, KOREAN, AND FRENCH--ARE AVAILABLE ON THE INTERNET AT WWW.SUN.COM/CEOLETTER

To our stockholders:

Let me start with a heartfelt thank you to everyone who has invested in Sun Microsystems. Your confidence in us has spurred everyone here to work harder than ever to give you the best possible return on your investment--not just this year, but long term.

With that in mind, I also want to thank the whole Sun team for really bringing home some stellar numbers--record revenues, record earnings per share, and all the rest of it. It's amazing what you can do with 37,000 people all focused on the twin goals of customer satisfaction and stockholder value.

                        GROWING ACCEPTANCE IN THE MARKET

As incredible as fiscal 2000 was--Sun's market value grew $91 billion and our share price rose 162 percent--we are even more excited about the opportunities ahead.

We believe that one day every man, woman, and child on the planet will be connected to a high-speed network at all times--and even that is only a small part of the story currently unfolding.

We can foresee a time when everyone and everything will be connected--a time when your alarm clock communicates with your coffeemaker, when the sprinklers in your yard tune into the latest weather forecast, when your car's navigation system checks your calendar to see where you want to go next and lets you know where you can find a good price on gas along the way.

All the fantastic innovations happening today, and all the cool services yet to come, add up to one thing: The biggest equipment industry in history.

We're convinced, in fact, that the greatest challenge ahead may be simply keeping up with the demand for our powerhouse servers, high-capacity data storage systems, industrial-strength software, and comprehensive service offerings--the very products that power the new Net economy.

Indeed, the market we sell into has grown dramatically in recent years, and so has our share of that market. For the past five years, we've grown revenues at a compound annual rate of more than 20 percent. In that same time frame, many of our competitors experienced single-digit growth or no growth at all.

The key to our success? Focus. As hockey legend Wayne Gretzky used to say, "Don't skate to the puck; skate to where it's going."

That's why we plowed more than $1.6 billion into research and development during fiscal 2000. Investing in the future is what we do--what we've always done. It's how we developed powerful network standards such as NFS, XML, and Java, plus promising new technologies such as Jini and Jiro. It's why


9                                     Annual Report 2000 [SUN MICROSYSTEMS LOGO]
each generation of our UltraSPARC microprocessors, Solaris Operating Environment, Forte development tools, and iPlanet e-commerce software is ready to take on bigger challenges.

Investing in the future also means growing the business responsibly, hiring people with character and integrity, and devoting millions of dollars and countless hours each year to training and career development--much of it delivered just-in-time via the Internet--to help our employees stay ahead of the curve.

As we grow, we intend to stay focused on a winning formula that has always emphasized three things--and take each to an entirely new level.

                       THE CHOICE OF CUSTOMERS WORLDWIDE

The first is scalability--being able to add capacity without degrading performance, to grow quickly without adding undue complexity. We see this as imperative. The continued growth of the Internet and e-commerce depends on the ability to accommodate computing on a massive scale.

Next is what we call continuous real-time access. We want to make "Webtone" more reliable than dialtone--more available, and more useful. And we're getting there. We're getting there with remote-monitoring and load-balancing capabilities, with built-in redundancy and fault tolerance, with everything we can think of so that you never get a busy signal on the Net.

Finally, we are focusing more than ever on integration. The name of our company is Sun Microsystems, with the emphasis on "systems"--combining all the hardware components and all the necessary software programs into a cohesive unit. Call it the Webtone switch. As tightly integrated as a telephone switch, it will be the key to building a never-say-die network.

Here at Sun, we have always been passionate about the possibilities of open network computing, and it's gratifying to see our ideas play out in the marketplace--boosting productivity, strengthening the economy, and improving people's lives.

So, again, I want to thank you for investing in Sun. You have given us the capital to turn the dream of global connectivity into a profitable reality.


/s/ SCOTT G. MCNEALY
-----------------------------
Scott G. McNealy
Chairman of the Board and Chief Executive Officer
scottg.mcnealy@sun.com

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding market expectations and opportunities, market share growth, new product and service expectations and capabilities and our expectations regarding the growth of the Internet. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially. For a detailed listing of potential factors affecting our business and these forward-looking statements, please refer to "Future Operating Results" on page 29.

Letter From The Chairman

COMMUNICATIONS NETWORKING
[LUCENT TECHNOLOGIES LOGO]
Lucent Technologies will use up to $500 million worth of Sun's carrier-grade Netra(TM) servers over the next seven years as the platform for its third-generation (3G) Flexent(TM) wireless architecture.

MANUFACTURING
[DOW CORNING LOGO]
Dow Corning Corporation uses Sun servers, storage systems, software, and remote-monitoring services to handle worldwide enterprise resource planning.

FINANCIAL SERVICES
[VISA LOGO]
Sun is helping Visa create what may become the largest and most reliable electronic payment system in the world, the newly announced Visa Direct Exchange--expected to process 100 billion transactions annually.

EDUCATION
[CORNELL UNIVERSITY LOGO]
The Cornell University Library is working with Sun to construct the technology platform for a new generation of digital libraries, with multimedia publishing and data preservation services.

E-COMMERCE
[eBAY LOGO]
One of the Web's busiest online trading communities, eBay has chosen Sun as its preferred provider of system hardware and utilizes Sun for its technology and mission-critical support.

SERVICE PROVIDER
[DIGEX LOGO]
Digex, Inc., became one of the first companies to have its services certified under the SunTone initiative to promote excellence in the market for Net-based application services.

FINANCIAL SERVICES
[A.B. WATLEY LOGO]
To support real-time online stock trading, A.B. Watley Group, Inc., is standardizing its technology infrastructure on Sun servers, storage, and desktop systems.

RETAIL
[SEARS LOGO]
Sun servers and storage systems power a national merchandising system for Sears, Roebuck, and Co., a $41 billion seller of home, apparel, and automotive products and services.

ENERGY
[AMERICAN PETROLEUM EXCHANGE LOGO]
When the American Petroleum Exchange (www.apexchange.com) built its automated e-marketplace for refined petroleum products, it turned to Sun for servers, storage, rapid support, and expertise in high availability.

LIFE SCIENCE RESEARCH
[DOUBLETWIST LOGO]
DoubleTwist, Inc., chose Sun servers and storage systems, as well as our Java technology, to build a unique Internet portal for life science research.

SERVICE PROVIDER
[LOUDCLOUD LOGO]
A leading full-service infrastructure provider, Loudcloud, Inc., selected Sun for its proven, scalable Internet platforms and has joined the SunTone certification and branding program.


11                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

THE LAST TEN YEARS
A RECORD OF STRENGTH AND CONSISTENCY

Sun's revenues have grown an average of 20% annually over the past decade as the demand for open, network computing products and services increased. In this past year, Sun's revenue grew to more than $15.7 billion, representing a 33% increase over the previous fiscal year and demonstrating that demand for Sun's products and services continued to accelerate in fiscal 2000. Sun's revenues remain well diversified, with over 47% of revenues generated from outside the United States.

Cash flow from operating activities has grown an average of 35% annually over the past ten years, showing the strength and consistency of Sun's business model.

While Sun's vision and strategy have remained consistent, the market opportunities for Sun's products and technologies have expanded as companies continue to embrace Internet computing. Increasingly, Sun's business is being driven by customer efforts to implement e-commerce, middleware, network storage, and enterprise services to help them build, manage, and monitor their Internet/network computing environments.

In addition, Sun's component technologies, Java, Jini and UltraSPARC, are increasingly being implemented in consumer and telecommunications environments, promising to increase the number of Internet-enabled devices and thus Internet traffic.

The greater the demand for information and services over the Internet, the greater the opportunity for Sun to sell servers, storage, and software.

In order to capitalize on these opportunities, Sun has invested carefully--in research and development, enterprise services, and other demand-creation activities.

Sun's excellence in financial and asset management continues to yield outstanding results in almost every conventional measure of profitability and productivity. Our balance sheet is superb, and we are strongly capitalized, making Sun a blue-chip technology company.

[BAR GRAPH]
NET REVENUE
(in millions of dollars)
Net Revenues grew to $15,721 million in fiscal 2000, an increase of 33% from $11,806 million in fiscal 1999.


The Last Ten Years                                                            12

[BAR GRAPH]
REVENUES BY GEOGRAPHY
(in millions of dollars)
Sun generated more than 47% of its revenues from outside the United States, making it a truly global company. In fiscal 2000, Sun experienced strong revenue growth across all geographies.

[BAR GRAPH]
R&D INVESTMENT
(in millions of dollars)
During fiscal 2000, Sun invested over 10% of revenues in research and development, primarily in the areas of network storage, system design, SPARC microprocessors, Solaris software, and Java technologies. Sun's investments in research and development have led to increasingly innovative products and technologies aimed at changing the ways in which customers use the Internet.

[BAR GRAPH]
OPERATING EBITDA
(in millions of dollars)
In fiscal 2000, operating EBITDA grew to $3,181 million, an increase of 40% over fiscal 1999. The rate of growth in operating EBITDA has continued to exceed our revenue growth.

[BAR GRAPH]
OPERATING INCOME
(in millions of dollars)
Operating income as a percentage of revenues for fiscal 2000 reached a record level of 15%, an increase of 18% over fiscal 1999.

[BAR GRAPH]
NET INCOME PER COMMON SHARE--DILUTED
Earnings per share for fiscal 2000, including acquisition-related charges, totaled $1.10, an increase of 75% over fiscal 1999. Over the past ten years, Sun has grown earnings per share an average of 36% annually, including acquisition-related charges.

[BAR GRAPH]
CASH AND INVESTMENT PORTFOLIO
(in millions of dollars)
Superb financial management resulted in a record cash balance for fiscal 2000. Sun's cash portfolio, which includes cash, cash equivalents, and short-term and long-term investments, totaled $6,971 million at the end of fiscal 2000.

[BAR GRAPH]
CASH FROM OPERATING ACTIVITIES
(in millions of dollars)
In fiscal 2000, Sun achieved record cash from operating activities, increasing by over $1.2 billion over fiscal 1999 to reach $3,754 million.

[BAR GRAPH]
NET INCOME PER EMPLOYEE
(in thousands of dollars)
Net Income per employee reached a record $50,500 in fiscal 2000, up 48% from fiscal 1999 and an increase of 232% in the past decade.

[BAR GRAPH]
RETURN ON AVERAGE EQUITY
(percentage)
In fiscal 2000, Sun's return on equity was 31%, demonstrating the strong demand for Sun's products and services and the superb operational management within the company.

13                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

------------------------------------------------------------------------------------------------
TABLE OF CONTENTS
------------------------------------------------------------------------------------------------
  Historical Financial Review of Sun Microsystems, Inc.                                       16
------------------------------------------------------------------------------------------------
  Management's Discussion and Analysis of Financial Condition and Results of Operations       18
------------------------------------------------------------------------------------------------
  Consolidated Statements of Income                                                           34
------------------------------------------------------------------------------------------------
  Consolidated Balance Sheets                                                                 35
------------------------------------------------------------------------------------------------
  Consolidated Statements of Cash Flows                                                       36
------------------------------------------------------------------------------------------------
  Consolidated Statements of Stockholders' Equity                                             37
------------------------------------------------------------------------------------------------
  Notes to Consolidated Financial Statements                                                  38
------------------------------------------------------------------------------------------------
  Report of Ernst & Young LLP, Independent Auditors                                           57
------------------------------------------------------------------------------------------------


Financial Review                                                              14

                                   [GRAPHIC]

HISTORICAL FINANCIAL REVIEW OF SUN MICROSYSTEMS, INC.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME(1)

-----------------------------------------------------------------------------------------------------------------
(In millions, except per share amounts)               2000              1999              1998             1997
-----------------------------------------------------------------------------------------------------------------
                                            Dollars     %     Dollars     %     Dollars     %    Dollars     %
-----------------------------------------------------------------------------------------------------------------
  Net revenues                              $15,721   100.0   $11,806   100.0   $ 9,862   100.0  $ 8,661   100.0
-----------------------------------------------------------------------------------------------------------------
  Costs and expenses:
    Cost of sales                             7,549    48.0     5,670    48.0     4,713    47.8    4,332    50.0
    Research and development                  1,630    10.4     1,280    10.8     1,029    10.4      837     9.7
    Selling, general and administrative       4,137    26.3     3,215    27.2     2,830    28.7    2,436    28.1
    In-process research and development          12     0.1       121     1.1       176     1.8       23     0.3
  Total costs and expenses                   13,328    84.8    10,286    87.1     8,748    88.7    7,628    88.1
-----------------------------------------------------------------------------------------------------------------
  Operating income                            2,393    15.2     1,520    12.9     1,114    11.3    1,033    11.9
  Interest income, net                          170     1.1        85     0.7        48     0.5       34     0.4
  Gain on sale of investments, net              208     1.3        --      --        --      --       62     0.7
  Litigation settlement                          --      --        --      --        --      --       --      --
  Income before taxes                         2,771    17.6     1,605    13.6     1,162    11.8    1,129    13.0
  Provision for income taxes                    917     5.8       575     4.9       407     4.1      352     4.0
-----------------------------------------------------------------------------------------------------------------
  Net income                                $ 1,854    11.8   $ 1,030     8.7   $   755     7.7  $   777     9.0
=================================================================================================================
  Net income per common share--
    diluted(2)                              $  1.10           $  0.63           $  0.47          $  0.50
-----------------------------------------------------------------------------------------------------------------
  Shares used in the calculation of
    net income per common share--
    diluted(2)                                1,689             1,641             1,590            1,569
-----------------------------------------------------------------------------------------------------------------



OPERATING AND CAPITALIZATION DATA(1)

-----------------------------------------------------------------------------
                                           2000     1999     1998     1997
-----------------------------------------------------------------------------
  Operating EBITDA(3) (in millions)      $ 3,181   $2,272   $1,734   $1,414
-----------------------------------------------------------------------------
  Return on average equity                    31%      24%      24%      31%
-----------------------------------------------------------------------------
  Return on average assets                    16%      14%      14%      18%
-----------------------------------------------------------------------------
  Effective income tax rate                   33%      36%      35%      31%
-----------------------------------------------------------------------------
  Total assets (in millions)             $14,152   $8,499   $5,794   $4,783
-----------------------------------------------------------------------------
  Long-term debt and other obligations
    (in millions)                        $ 2,084   $  384   $   77   $  109
-----------------------------------------------------------------------------
  Current ratio                              1.4      1.9      2.0      2.0
-----------------------------------------------------------------------------
  Long-term debt-to-equity ratio              29%       8%       2%       4%
-----------------------------------------------------------------------------
  Outstanding shares at June 30
    (in millions)(2)                       1,597    1,566    1,517    1,493
-----------------------------------------------------------------------------
  Book value per outstanding share(2)    $  4.58   $ 3.11   $ 2.35   $ 1.88
-----------------------------------------------------------------------------

(1) All historical financial information has been restated to reflect the merger with Forte Software, Inc. on October 19, 1999.

(2) Share and per share amounts for all periods presented have been adjusted to reflect stock splits through June 30, 2000.

(3) Operating EBITDA represents earnings before interest, income taxes, depreciation, amortization (including amortization of stock-based compensation), gain on sale of investments, and in-process research and development.



Financial Review                                                              16

       ------------------------------------------------------------------------------------------------------------------
                       1996                1995              1994              1993              1992             1991
       ------------------------------------------------------------------------------------------------------------------
            Dollars      %       Dollars     %     Dollars     %     Dollars     %     Dollars     %    Dollars     %
       ------------------------------------------------------------------------------------------------------------------
            $ 7,125    100.0     $ 5,912   100.0   $ 4,690   100.0   $ 4,308   100.0   $ 3,589   100.0  $ 3,221   100.0
       ------------------------------------------------------------------------------------------------------------------

              3,927     55.1       3,338    56.5     2,753    58.7     2,518    58.4     1,963    54.7    1,758    54.6
                661      9.3         568     9.6       504    10.8       448    10.4       382    10.7      356    11.1
              1,806     25.4       1,513    25.6     1,164    24.8     1,106    25.7       984    27.4      812    25.1
                 58      0.8          --      --        --      --        --      --        --      --       --      --
              6,452     90.6       5,419    91.7     4,421    94.3     4,072    94.5     3,329    92.8    2,926    90.8
       ------------------------------------------------------------------------------------------------------------------
                673      9.4         493     8.3       269     5.7       236     5.5       260     7.2      295     9.2
                 34      0.5          23     0.4         6     0.2        (1)   (0.1)       (6)   (0.1)     (11)   (0.4)
                 --       --          --      --        --      --        --      --        --      --       --      --
                 --       --          --      --        --      --       (15)   (0.3)       --      --       --      --
                707      9.9         516     8.7       275     5.9       220     5.1       254     7.1      284     8.8
                233      3.2         168     2.8        87     1.9        67     1.6        82     2.3       94     2.9
       ------------------------------------------------------------------------------------------------------------------
            $   474      6.7     $   348     5.9   $   188     4.0   $   153     3.5   $   172     4.8  $   190     5.9
       ==================================================================================================================

            $  0.30              $  0.22           $  0.12           $  0.09           $  0.10          $  0.11
       ------------------------------------------------------------------------------------------------------------------


              1,587                1,589             1,565             1,733             1,737           1,769
       ------------------------------------------------------------------------------------------------------------------



            -------------------------------------------------------
              1996     1995     1994     1993      1992      1991
            -------------------------------------------------------
             $1,027   $  734   $  518   $  454    $  475    $  516
            -------------------------------------------------------
                 22%      19%      12%      10%       13%       18%
            -------------------------------------------------------
                 13%      11%       7%       6%        7%        9%
            -------------------------------------------------------
                 33%      33%      32%      31%       32%       33%
            -------------------------------------------------------
             $3,858   $3,563   $2,905   $2,771    $2,674    $2,330
            -------------------------------------------------------

             $   64   $   96   $  124   $  180    $  348    $  401
            -------------------------------------------------------
                2.0      2.2      2.0      2.4       2.6       2.5
            -------------------------------------------------------
                  3%       5%       8%      11%       23%       33%
            -------------------------------------------------------

              1,495    1,587    1,502    1,634     1,600     1,542
            -------------------------------------------------------
             $ 1.53   $ 1.34   $ 1.09   $ 1.01    $ 0.93    $ 0.79
            -------------------------------------------------------



                                    Annual Report 2000   [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All historical financial information has been restated to reflect the merger with Forte Software, Inc. (Forte) on October 19, 1999. The merger was accounted for as a pooling of interests and, as such, the historical consolidated financial statements of the Company have been restated to include the financial position, results of operations and cash flows of Forte for all periods presented.

This annual report, including the following sections, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding our expectations on capital spending in certain countries and industries, our expectations to invest in our services business, our products and services gross margins expectations for fiscal year 2001, our expectations regarding the competitiveness of our product and service offerings and any possible repricing actions, our expectations relating to our future investments and expenses relating to research and development, our expectations to continue hiring personnel in certain areas, our expected effective income tax rate for fiscal 2001, our expectations to leverage our cost structure to improve our profitability and productivity, statements regarding our liquidity and capital resources, our expectations regarding the Euro, and as set forth in the section entitled "Purchased in-process research and development," statements regarding percentage of completion, expected product release dates, dates for which we expect to begin generating benefits from projects, projected revenues, costs of revenue, selling, general, and administrative expenses and maintenance, research and development information, and discount rates we used to calculate discounted cash flows, and our expectations to continue and successfully complete product development as well as realize our expected economic return. These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth below and those contained in "Future Operating Results," identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, increased competition, adverse changes in general economic conditions, including adverse changes in the specific markets for our products, adverse business conditions, adverse changes in customer order patterns, lack of acceptance of new products, pricing pressures, lack of success in technological advancements, risks associated with foreign operations, failure to reduce costs or improve operating efficiencies, and our ability to attract, hire, and retain key and qualified employees. With respect to risks related to purchased in-process research and development identified above, there can be no assurance that any of the new products discussed will be completed, that such products will achieve either technological or commercial success, or that we will receive any economic benefit from such products as a result of delays in the development of the technology or release of such products into the market, the complexity of the technology, our ability to successfully manage product introductions, lack of customer acceptance, competition and changes in technological trends, and fluctuations in market or general economic conditions.


Financial Review                                                              18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
NET REVENUES


-------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                         2000               CHANGE         1999               CHANGE          1998
-------------------------------------------------------------------------------------------------------------------------
Products net revenue                         $13,421               32%         $10,171               17%         $ 8,675
    Percentage of total net revenues            85.4%                             86.2%                             88.0%

Services net revenue                         $ 2,300               41%         $ 1,635               38%         $ 1,187
    Percentage of total net revenues            14.6%                             13.8%                             12.0%

Total net revenues                           $15,721               33%         $11,806               20%         $ 9,862
-------------------------------------------------------------------------------------------------------------------------

PRODUCTS NET REVENUE

Products net revenue is comprised of revenue generated from the sales of our scalable computer systems and storage, high-speed microprocessors, and line of high-performance software for operating network computing equipment. In fiscal 2000 and 1999, products net revenue grew 32% and 17%, respectively. Growth in enterprise and workgroup server product lines accounted for approximately 60% and 50% of the total increase in products net revenue during fiscal 2000 and 1999, respectively. To a lesser degree, revenue generated by our storage products line and network service provider offerings in fiscal 2000 and 1999 contributed to each year's products net revenue growth. Desktop systems revenue has declined slightly in dollars and has also therefore declined as a percentage of products net revenue in both fiscal 2000 and 1999. We expect these product mix trends to continue in fiscal 2001.


SERVICES NET REVENUE

Services net revenue is comprised of revenue generated from the sales of a full range of services, including support, education and professional services. The 41% and 38% growth in services net revenue in fiscal 2000 and 1999, respectively, is primarily the result of: (1) an overall shift towards premium service and support contracts resulting from a larger installed base of high-end server products; (2) a larger installed service base related to increased product unit sales; and (3) increased revenues associated with our professional and educational services.



19                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET REVENUES BY GEOGRAPHIC AREA


-----------------------------------------------------------------------------------------------------------------------
  (Dollars in millions)                     2000               CHANGE          1999             CHANGE           1998
-----------------------------------------------------------------------------------------------------------------------
Domestic                                   $ 8,308               33%         $ 6,256               16%         $ 5,388
    Percentage of net revenues                52.8%                             53.0%                             54.6%

EMEA (Europe, Middle East, Africa)         $ 4,454               29%         $ 3,447               26%         $ 2,733
    Percentage of net revenues                28.3%                             29.2%                             27.7%

Japan                                      $ 1,344               28%         $ 1,047               16%          $  899
    Percentage of net revenues                 8.6%                              8.9%                              9.1%

ROW (Rest of World)                        $ 1,615               53%         $ 1,056               25%          $  842
    Percentage of net revenues                10.3%                              8.9%                              8.6%

Total net revenues                         $15,721               33%         $11,806               20%         $ 9,862
-----------------------------------------------------------------------------------------------------------------------


The revenue growth in the EMEA, Japan, and ROW regions during fiscal 2000 and 1999 is primarily due to continued strong demand for our network computing products and services. To a lesser degree, the increase in international revenues is due to our expanded presence in numerous emerging markets. We experienced revenue growth in all EMEA and ROW regions during fiscal 2000 and 1999, with the concentration of growth in the United Kingdom, Germany, Southern Europe, and emerging markets during fiscal 2000 and in Germany, Southern Europe, and emerging markets during fiscal 1999. Although we have experienced U.S. dollar revenue growth in the EMEA, Japan, and ROW marketplaces on a year-over-year basis, there can be no assurance that such trends will continue. In particular, if capital spending declines in certain countries or industries, our results of operations and cash flows could suffer.



GROSS MARGIN


--------------------------------------------------------------------------------------------------------------------
 (Dollars in millions)                           2000          CHANGE         1999              CHANGE       1998
--------------------------------------------------------------------------------------------------------------------
Products gross margin                         $  7,325           34%        $  5,475             17%        $4,683
    Percentage of products net revenue            54.6%                         53.8%                         54.0%

Services gross margin                         $    847           28%        $    661             42%        $  466
    Percentage of services net revenue            36.8%                         40.4%                         39.3%

Total gross margin                            $  8,172           33%        $  6,136             19%        $5,149
    Percentage of net revenues                    52.0%                         52.0%                         52.2%
--------------------------------------------------------------------------------------------------------------------


PRODUCTS GROSS MARGIN

In fiscal 2000, products gross margin increased as a percentage of products net revenue by 0.8 points as compared to fiscal 1999. This increase is primarily due to the continued change in revenue mix from lower margin desktop systems to higher margin enterprise and workgroup servers. This positive impact on our products gross margin was partially offset by the effects of competitive pricing actions, new product introductions, and higher component costs. Fiscal 1999 products gross margin was relatively flat compared to fiscal 1998. In fiscal 2001, we expect products gross margin will continue to be affected by product mix, market conditions, new product introductions, and component costs. On an overall basis, we expect products gross margin to decline slightly during fiscal 2001.



Financial Review                                                             20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SERVICES GROSS MARGIN

The 3.6 point decrease in services gross margin as a percentage of services net revenue in fiscal 2000 over fiscal 1999 reflects the impact of: (1) infrastructure modifications; (2) implementing improvements in existing service delivery technologies and processes; and (3) increasing field support headcount to support expected future growth in services. The 1.1 point increase in services gross margin as a percentage of services net revenue in fiscal 1999 over fiscal 1998 reflects: (1) increased market penetration in enterprise data center accounts; (2) an overall shift towards premium service and support contracts resulting from a larger installed base of high-end server products;
(3)  continued growth in professional and educational services  revenues; and
(4) increased economies of scale in certain geographic markets. We expect to continue investing in our services business by hiring field employees, increasing availability of spares inventory in order to improve customer service response time, and evaluating other infrastructure-related initiatives. We are currently targeting our services gross margin to remain in the mid-to-high 30% range for fiscal 2001.

We continuously evaluate the competitiveness of our product and service offerings. These evaluations could result in repricing actions in the near term. Our future operating results would be adversely affected if such repricing actions were to occur and we were unable to mitigate the resulting margin pressure by maintaining a favorable mix of systems, software, service, and other products, or if we were unsuccessful in achieving component cost reductions, operating efficiencies, and increasing volumes.



OPERATING EXPENSES


--------------------------------------------------------------------------------------------------------------------------
  (Dollars in millions)                              2000             CHANGE          1999            CHANGE       1998
--------------------------------------------------------------------------------------------------------------------------
Research and development                           $  1,630             27%       $  1,280             24%       $  1,029
    Percentage of net revenues                         10.4%                          10.8%                          10.4%

Selling, general, and administrative               $  4,137             29%       $  3,215             14%       $  2,830
    Percentage of net revenues                         26.3%                          27.2%                          28.7%

Purchased in-process research and development      $     12            (90%)      $    121            (31%)      $    176
    Percentage of net revenues                          0.1%                           1.1%                           1.8%
--------------------------------------------------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT (R&D) EXPENSES

The 27% and 24% increases in R&D expenses during fiscal 2000 and 1999, respectively, reflect our continued development of a broad line of scalable and reliable systems, including servers, workstations, storage technologies, and SPARC(TM) microprocessors, as well as software products which utilize the Java(TM) platform, Solaris Operating Environment software, and Jini(TM) connection technology. Furthermore, R&D expenses have increased due to additional development of products acquired through acquisitions and increased compensation and compensation-related costs related to higher levels of R&D staffing. The increases in R&D spending reflect our belief that to maintain our competitive position in a market characterized by rapid rates of technological advancement, we must continue to invest significant resources in new systems, software, and microprocessor development, as well as continue to enhance existing products. All of our R&D costs are expensed as incurred. We are planning to continue to increase our R&D spending in fiscal 2001 and expect R&D expenses as a percentage of net revenues to remain in the 10-11% range.


21                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SELLING, GENERAL, AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses as a percent of total net revenues declined from 28.7% in 1998 to 27.2% in 1999 to 26.3% in 2000 as a result of higher revenues and operating efficiencies. The dollar increase in SG&A expenses is primarily attributable to:
(1) compensation resulting from higher levels of headcount, principally in the sales organization; (2) annual salary adjustments; (3) increased commissions and bonuses; and (4) increased marketing costs related to promotional programs. We also made additional investments aimed at improving our internal business processes. We are focused on ensuring that we have a flexible and scalable support model and cost structure that supports our growing business. We will continue to focus on our cost structure, gradually decreasing our level of SG&A expenses expressed as a percentage of total net revenues.


PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

OVERVIEW

Purchased in-process research and development (IPRD) of $12 million, $121 million, and $176 million in fiscal 2000, 1999, and 1998, respectively, represents the write-off of in-process technologies associated with our acquisitions of Star Division Corporation (Star) and Star Division Software-Entwicklung und Vertriebs GmbH (Star Office GmbH), Trustbase Limited (Trustbase) and JCP Computer Services Limited (JCP), and Innosoft International, Inc. (Innosoft) in fiscal 2000; NetDynamics, Inc. (NetDynamics), Maxstrat Corporation (Maxstrat), iPlanet, Inc. (iPlanet), and Beduin Communications Corporation Incorporated (Beduin) in fiscal 1999; and Diba, Inc. (Diba), Integrity Arts, Inc. (Integrity Arts), Chorus Systems, S.A. (Chorus), Red Cape Software, Inc. (Red Cape), and Encore Computer Corporation (Encore) in fiscal 1998 (collectively, the "Acquired Companies"). At the date of each acquisition noted above, the projects associated with the IPRD efforts had not yet reached technological feasibility and the IPRD had no alternative future uses. Accordingly, these amounts were expensed on the respective acquisition dates of each of the Acquired Companies. Also see Note 3, "Acquisitions" in the Notes to the Consolidated Financial Statements.


VALUATION OF IPRD

GENERAL

We used independent third-party sources to calculate the amounts allocated to IPRD. In calculating IPRD, the independent third party used established valuation techniques accepted in the high-technology industry. These calculations gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by us and our competitors, individual product sales cycles, and the estimated lives of each of the products' underlying technology. The value of the IPRD reflects the relative value and contribution of the acquired research and development. We gave consideration to the R&D's stage of completion, the complexity of the work completed to date, the difficulty completing the remaining development, costs already incurred, and the projected cost to complete the project in determining the value assigned to IPRD.


APPROACH USED FOR VALUATION OF IPRD IN THE  PURCHASE ACQUISITIONS PRESENTED

The values assigned to developed technologies related to each acquisition were based upon discounted cash flows related to the future products' projected income stream. Elements of the projected income stream included revenues, cost of sales (COS), SG&A expenses, and R&D expenses. The discount rates used in the present value calculations were generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the date of each acquisition. Since each acquired entity's IPRD is unique, the discount rate, revenue, COS, R&D, and SG&A assumptions used varied on a case-by-case basis. We did not expect to achieve a material amount of expense reductions or synergies, therefore the valuation assumptions did not include significant anticipated cost savings.




Financial Review                                                             22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

VALUATION ASSUMPTIONS

The following table summarizes the significant assumptions underlying the valuations related to the IPRD from each of the Acquired Companies in fiscal years 2000, 1999, and 1998 (dollars in millions).



--------------------------------------------------------------------------------------------------------------------------------
                                         ESTIMATED
                                         COST TO
                                         COMPLETE     PERCENTAGE    AVERAGE            PERCENTAGE OF REVENUE
                                         TECHNOLOGY   COMPLETE      REVENUE      ---------------------------------     DISCOUNT
                                         AT TIME OF   AT TIME OF    GROWTH       AVERAGE      AVERAGE      AVERAGE       RATE
ACQUIRED COMPANY/BUSINESS     IPRD      ACQUISITION   ACQUISITION    RATE          COS         SG&A          R&D         USED
--------------------------------------------------------------------------------------------------------------------------------
FISCAL 2000

Innosoft                      $  3.1       $  0.3        80%          18%          22%           35%           1%          18%

Trustbase Companies           $  4.9       $  1.2        67%          39%          15%           33%           2%          30%

Star Companies                $  3.5       $  7.5        60%          36%          20%           40%           3%          23%

FISCAL 1999

Maxstrat                      $ 28.7       $  8.0        70%          12%          50%           20%           2%          25%

Beduin                        $  3.6       $  0.4        65%          36%          15%           25%           2%          40%

iPlanet                       $  8.4       $  6.0        30%          37%          15%           30%           4%          25%

NetDynamics                   $ 80.0       $  5.7        60%          43%          17%           31%           1%          20%

FISCAL 1998

Red Cape                      $ 14.1       $  7.4        15%          25%           7%           25%           2%          25%

Encore                        $ 97.0       $ 30.0        60%          55%          (1)            2%          --           30%

Chorus(TM) micro kernel       $ 12.0       $  0.2        50%          37%          (1)            2%          --           25%

Chorus-Other IPRD             $  1.1       $  3.0        20%          19%          23%           34%           3%          25%

Integrity Arts                $ 29.9       $ 16.0         5%          64%          --            55%           1%          38%

Diba                          $ 22.3       $105.0        10%          15%          24%           21%           5%          36%
--------------------------------------------------------------------------------------------------------------------------------

(1) The average COS was not relevant in these valuations since a license rate approach was utilized. A license rate valuation approach estimates what a third party would have paid in licensing fees for the developed technologies, which equates to what Sun would avoid paying in such licensing fees. The license rate assumptions (as a percentage of revenue) used for Encore were 12% in 1999, 10% in 2000, and 6% in 2001-2005. The license rate assumptions (as a percentage of revenue) used for Chorus(TM) micro kernel were 21% in 1999, 19% in 2000, 17% in 2001, and 15% in 2002-2005.


23                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW OF PURCHASED IPRD IN FISCAL 2000, 1999, AND 1998

Included below are further details regarding the nature of the significant amounts of purchased technology acquired during fiscal 2000, 1999, and 1998.

Given the uncertainties of the commercialization process, no assurance can be given that deviations from our estimates will not occur. At the time of the acquisitions, we believed there was a reasonable chance of realizing the economic return expected from the acquired in-process technology. However, as there is risk associated with the realization of benefits related to commercialization of an in-process project due to rapidly changing customer needs, the complexity of the technology, and growing competitive pressures, there can be no assurance that any project will meet with commercial success. Failure to successfully commercialize an in-process project would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets acquired may become impaired.

FISCAL 2000

Innosoft

On March 30, 2000, we acquired all of the outstanding capital stock of Innosoft, a California corporation, by means of a merger transaction pursuant to which all of the outstanding capital stock and options of Innosoft were converted into the right to receive cash and shares of our common stock. The total purchase price for Innosoft was approximately $42 million.

At the acquisition date, Innosoft was engaged in developing software technologies for standards-based Internet mail, messaging, collaboration, and directory services.

As of the acquisition date, Innosoft had made substantial progress in the areas of product definition, architecture design, and coding to complete the Innosoft Distributed Directory Server 5.0 product. This product was made commercially available in May 2000. The competitive features of this product are being incorporated into the iPlanet(TM) Directory Server 5.0 product, with expected commercial availability in February 2001. Additional products acquired from Innosoft include the LDAP Proxy Server 2.0 and the DirectoryPortal 1.0 product, both of which shipped commercially in December 1999. The LDAP Proxy Server was rebranded as the iPlanet Directory Access Router and version 2.1 shipped commercially in June 2000.

TRUSTBASE AND JCP (COLLECTIVELY THE "TRUSTBASE COMPANIES")

On January 31, 2000, we acquired all of the outstanding capital stock of Trustbase, the United Kingdom parent company of JCP, by means of a stock purchase transaction pursuant to which all of the shares of Trustbase were converted into the right to receive cash. JCP is a developer of highly secure public key infrastructure enabling technology. The total purchase price for the Trustbase Companies was approximately $21 million.

At the acquisition date, the Trustbase Companies were engaged in development activity associated with the iPlanet Trustbase(TM) Transaction Manager, a software messaging framework that supports the functions required to be deployed as an Identrus Transaction Coordinator. The Identrus Transaction Coordinator is a messaging specification jointly developed by Trustbase and a consortium of the world's leading banks (Identrus) that enables business-to-business e-commerce through financial institutions.

At the acquisition date, the Trustbase Companies had made substantial progress in the areas of product definition, architecture design, and coding. Remaining efforts necessary to complete the iPlanet Trustbase Transaction Manager related primarily to additional coding, testing, and implementation. We anticipate pilot deployments of the product during the October to November 2000 time frame, with a general availability version currently scheduled for release in December 2000.

STAR AND STAROFFICE GMBH (COLLECTIVELY THE "STAR COMPANIES")

On August 5, 1999, we acquired Star, by means of a merger transaction pursuant to which all of the shares of Star were converted into the right to receive cash for total consideration of approximately $60 million. Simultaneously with the acquisition of Star, Sun acquired certain assets and liabilities of StarOffice GmbH, a related party of Star, for total cash consideration of approximately $14 million.

At the acquisition date, the Star Companies were conducting development, coding, and testing activities associated with the completion of a new technology that would enable their most recent version of the StarOffice(TM) suite to be utilized in a portal environment (the "StarOffice Product Offering"). The StarOffice Product Offering is an updated office productivity suite that provides word processing, spreadsheet, graphics design, presentation, and data-base applications.

At the acquisition date, the Star Companies had made substantial progress in the areas of product definition, architecture design, and coding. Remaining efforts necessary to complete the StarOffice Product Offering related primarily to additional coding, testing, and implementation. An early access/beta version of the StarOffice Product Offering was made available in the third quarter of fiscal 2000, with general availability scheduled for release in the first half of fiscal 2001.


Financial Review                                                              24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIGNIFICANT IPRD PRIOR TO FISCAL 2000

MAXSTRAT

At the acquisition date (January 22, 1999), Maxstrat was conducting development, engineering, and testing activities associated with the completion of a new modular mass data storage system product family (Noble Product Offering). The Noble Product Offering utilizes Fibre Channel, a fiber optic technology designed for mass storage devices requiring very high bandwidth. Using optical fiber to connect devices, each Fiber Channel Arbitrated Loop (FC-AL) supports full-duplex data transfer rates of 100 mbps. Multiple FC-ALs increase the redundancy and availability of the system. If an FC-AL fails, another automatically takes over to keep the traffic flow consistent and predictable.

At the acquisition date, Maxstrat had made substantial progress in the areas of specification, design, and implementation. Remaining efforts necessary to complete the Noble Product Offering related primarily to coding, testing, and addressing additional implementation issues. See "Overall Status of IPRD and Intangible Assets Acquired During Fiscal 2000, 1999, and 1998" for an update on the product offerings.

NETDYNAMICS

At the acquisition date (August 28, 1998), NetDynamics was conducting development, engineering, and testing activities associated with the completion of a new enterprise application platform product. This new product offering (NetDynamics(TM) New Product Offering) was to employ a new server-side component model, based on the Enterprise JavaBeans(TM) (EJB(TM)) architecture, which allowed business logic to reside in the middle tier of the enterprise computing model independent of the client presentation layer and independent of legacy and database systems. This architecture was significantly different from the business logic architecture in NetDynamics' existing product offering which was tightly integrated with the presentation interface. The EJB architecture allowed for the development of more robust and scalable applications with improved reusability, better connectivity to a wide variety of data sources, and a more-industry standard interface through the use of Java enterprise application programming interfaces. Other new features included significant security enhancements and performance improvements and the addition of new platform adaptor components for legacy systems integration.

At the acquisition date, NetDynamics had made substantial progress in the areas of specification, design, and implementation. Remaining efforts necessary to complete the NetDynamics New Product Offering related primarily to coding, testing, and addressing additional implementation issues. See "Overall Status of IPRD and Intangible Assets Acquired During Fiscal 2000, 1999, and 1998" for an update on the product offerings.

ENCORE

At the acquisition date (November 24, 1997), Encore was conducting development and engineering activities associated with its Intershare and DASD-NET products (Encore Products). We anticipated that completion of the Encore Products acquisition would help us establish a viable position in the computer mainframe/open systems storage market. In addition, Encore's current products and technology were expected to help facilitate efforts to develop a high-end "intelligent" storage product, which could also be modified to address the low-end storage market.

At the acquisition date, Encore needed to perform substantial development efforts before reaching technological feasibility. These efforts included converting the box-system architecture to a storage-area network, developing an alternative to the interconnect technology used by Encore which would provide the price and performance required to compete within the marketplace, and resolving several design issues during the porting phase of development. See "Overall Status of IPRD and Intangible Assets Acquired During Fiscal 2000, 1999, and 1998" for an update on the product offerings.

INTEGRITY ARTS

At the time of the acquisition (September 22, 1997), Integrity Arts was conducting development and engineering activities associated with creating an industry standard "smart card" virtual machine and application programming interface (Integrity Products). We anticipated that completion of the Integrity Products would help us establish the Java architecture as the standard platform for smart card device applications.

At the acquisition date, Integrity Arts needed to perform substantial development efforts before reaching technological feasibility. These efforts included development of smart card software architecture and development tools and data security schemes. See "Overall Status of IPRD and Intangible Assets Acquired During Fiscal 2000, 1999, and 1998" for an update on the product offerings.

DIBA

At the time of the acquisition (August 29, 1997), Diba was conducting development and engineering activities associated with providing turnkey information appliance hardware and software designs to the consumer electronics industry (Diba Products). We anticipated that completion of the Diba Products would help reduce our time to market for such products.


25                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At the acquisition date, Diba needed to perform substantial development efforts before reaching technological feasibility. These efforts included the development of prototypes with additional functionality beyond rudimentary means, and the integration of Diba's technology with our Java platforms. See "Overall Status of IPRD and Intangible Assets Acquired During Fiscal 2000, 1999, and 1998" for an update on the product offerings.

OVERALL STATUS OF IPRD AND INTANGIBLE ASSETS ACQUIRED DURING FISCAL 2000, 1999, AND 1998

The following table provides information regarding the status of IPRD projects upon acquisition and as of June 30, 2000 (in millions):

------------------------------------------------------------------------------------------
                                          ESTIMATED                              ACTUAL OR
                                           COST TO            ACTUAL OR          EXPECTED
                                          COMPLETE            EXPECTED           PRODUCT
    ACQUIRED                             AT TIME OF            COSTS AT          RELEASE
COMPANY/BUSINESS                        ACQUISITION          COMPLETION            DATE
------------------------------------------------------------------------------------------
    Innosoft                                 $ 0.3               $ 0.5           Q4FY2000

    Trustbase
        Companies                            $ 1.2               $ 1.3           Q2FY2001

    Star Companies                           $ 7.5               $ 7.5           Q2FY2001

    Maxstrat                                 $ 8.0               $29.0           Q4FY2000

    Beduin                                   $ 0.4               $ 2.0           Q2FY2000

    iPlanet                                  $ 6.0               $ 5.0           Q4FY1999

    NetDynamics                              $ 5.7               $17.4           Q3FY2000

    Red Cape                                 $ 7.4               $ 4.9           Q4FY2000

    Encore                                  $ 30.0               $49.0           Q1FY2000

    Chorus                                   $ 3.2               $10.1           Q2FY2000

    Integrity Arts                          $ 16.0               $16.0           Q4FY1999

    Diba                                    $105.0                   *                  *
------------------------------------------------------------------------------------------

*We canceled our development efforts in fiscal 1999.

With the exception of the acquisitions discussed separately below, we believe that the projections used in performing valuations with respect to each acquisition are still materially valid; however, there can be no assurance that the projected results will be achieved. We expect to continue the development of each project not yet completed or canceled and believe that there is a reasonable chance of successfully completing such development efforts. However, there is risk associated with the completion of the in-process projects and there can be no assurance that any project will meet with either technological or commercial success. Failure to successfully develop and commercialize these in-process projects would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of other intangible assets acquired may become impaired. As of June 30, 2000, and for each of the three fiscal years then ended, the impact upon our consolidated results of operations or financial position with respect to the success or lack thereof, related to any acquisition, individually or in the aggregate, is not considered material, except as discussed below.

In fiscal 2000, it was determined that the carrying value of certain intangible assets acquired from NetDynamics and Encore became impaired due to changes in circumstances from those present at the time these assets were acquired.

At the time of the acquisition, the technology acquired from NetDynamics was expected to be utilized in a collaborative application. As of June 30, 2000, the current and future plans for utilization of this technology have diminished materially such that expected future cash flows from the use of NetDynamics' technology were less than the carrying value of the underlying assets. Accordingly, an impairment charge of approximately $32 million was recognized in fiscal 2000 to reduce such carrying value to the present value of the future expected cash flows.

The technology acquired from Encore was intended to accelerate our efforts to develop a high-end intelligent storage product. Although all but one of the key products utilizing the acquired technology from Encore commenced shipment in fiscal 2000, certain factors, including delays and changes in packaging and delivery strategy, have caused materially diminished revenue expectations attributed to the technology acquired from Encore. As a result, future cash flows from the use of Encore's technology was negligible. Accordingly, an impairment charge of approximately $9 million was recognized in fiscal 2000 to write-off the remaining carrying value.

In fiscal 1999, we canceled our development efforts with respect to the IPRD technology acquired from Diba, which related to the completion of a set-top box product. The decision to abandon Diba's in-process technology was based upon a change in the long-term strategy for the underlying product. Accordingly, an impairment charge of approximately $9 million was recognized in fiscal 1999 to write-off the remaining carrying value.


Financial Review                                                              26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GAIN ON SALE OF INVESTMENTS, NET

-----------------------------------------------------------------------------------------------------------------
    (Dollars in millions)                  2000            CHANGE         1999           CHANGE            1998
-----------------------------------------------------------------------------------------------------------------
    Gain on sale of investments, net       $208             100%           --              --                --
        Percentage of net revenues          1.3%                           --                                --
-----------------------------------------------------------------------------------------------------------------

The gain on sale of investments in fiscal 2000 was related to the sale of certain marketable strategic equity securities. There were no such gains in fiscal 1999 or fiscal 1998. Our decision to sell marketable strategic equity securities in the future will depend on numerous factors which are not predictable.

INTEREST INCOME, NET

-----------------------------------------------------------------------------------------------------------------
    (Dollars in millions)                  2000            CHANGE         1999           CHANGE            1998
-----------------------------------------------------------------------------------------------------------------
    Interest income, net                   $170             100%           $85            77%              $48
        Percentage of net revenues          1.1%                           0.7%                            0.5%
-----------------------------------------------------------------------------------------------------------------


The growth of interest income, net of interest expense, in fiscal 2000 is primarily the result of interest earnings on funds raised in our issuance of $1.5 billion of unsecured senior debt securities and increased levels of cash generated by operating activities. The growth in interest income, net of interest expense, in fiscal 1999 is primarily the result of interest earnings on increased levels of cash generated by operating activities.

INCOME TAXES

-----------------------------------------------------------------------------------------------------------------
    (Dollars in millions)                  2000            CHANGE         1999           CHANGE            1998
-----------------------------------------------------------------------------------------------------------------
    Provision for income taxes             $917              59%          $575            41%              $407
        Percentage of net revenues          5.8%                           4.9%                             4.1%
-----------------------------------------------------------------------------------------------------------------


Our effective income tax rate for fiscal 2000, 1999, and 1998 was 33.0% before the impact of the non-tax deductible IPRD associated with the acquisitions of Star and Innosoft for fiscal 2000; Maxstrat, iPlanet, and NetDynamics for fiscal 1999; and Red Cape, Diba, and Integrity Arts for fiscal 1998. Our effective income tax rate including the income tax effect of IPRD was 33.1%, 35.8%, and 35.0% for fiscal 2000, 1999, and 1998, respectively.

We currently expect an effective tax rate of 34% for fiscal 2001. The expected rate excludes the impact of potential mergers and acquisitions. The tax effects of merger and acquisition transactions would be accounted for in the interim quarter in which the transactions occur. Our expected rate is based on current tax law and current estimates of earnings and is subject to change.


27                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING EBITDA

-----------------------------------------------------------------------------------------------------------------
    (Dollars in millions)                 2000             CHANGE         1999           CHANGE            1998
-----------------------------------------------------------------------------------------------------------------
    Operating EBITDA                      $3,181            40%           $2,272           31%             $1,734
        Percentage of net revenues         20.2%                           19.2%                            17.6%
-----------------------------------------------------------------------------------------------------------------


Operating EBITDA represents earnings before interest, income taxes, depreciation, amortization (including amortization of stock-based compensation), and other non-operating items, such as gain on sale of investments and IPRD. We believe that operating EBITDA is a useful measure of operating performance which provides focus on business fundamentals that track critical longer term trends. Though operating EBITDA as a measure of performance is significantly more cash-like, it is not intended to represent, nor does it represent, cash flows for the period, or funds available for dividends, reinvestment or other discretionary uses. Operating EBITDA has been presented as a useful supplement, not as a substitute for measures of performance prepared and presented in accordance with generally accepted accounting principles.

In fiscal 2000, operating EBITDA grew to 20.2% of net revenues from 19.2% in 1999 and 17.6% in 1998. As our gross margin has remained essentially flat at 52% over the three years, the improvement in operating EBITDA results primarily from our ability to grow revenues without proportionate increases in operating expenses. We are focused on continuing to increase this leverage on our cost structure.


Financial Review                                                              28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------------------------------------------
    (Dollars in millions)                      2000           CHANGE          1999          CHANGE            1998
--------------------------------------------------------------------------------------------------------------------
    Cash, cash equivalents, and investments   $6,971           159%           $2,692          102%            $1,333
            Percentage of total assets         49.3%                           31.7%                           23.0%

    Cash provided by operating activities     $3,754            50%           $2,511           66%            $1,515

    Days sales outstanding (DSO)                  48                              59                              58
    Inventory turns                             17.5                            17.3                            12.0
--------------------------------------------------------------------------------------------------------------------


We ended fiscal 2000 with $6,971 million in cash, cash equivalents, and investments. During fiscal 2000, we generated $3,754 million in cash flows from operating activities, which represented our principal source of cash. Cash flows from operating activities resulted primarily from our net income, changes in operating working capital and income tax benefits from employee stock plans. Throughout fiscal year 2000, we continued to improve upon our efficient asset management. Days sales outstanding decreased to 48 days in fiscal 2000 from 59 days in fiscal 1999, while inventory turns remained fairly flat in both fiscal 2000 and 1999. As a result, we were able to improve our cash generated from working capital assets. In addition, in August 1999, we issued $1,500 million of unsecured debt securities.

The $5,254 million in cash provided by operating activities and generated from the debt security offering was partially used to: (1) purchase investments (net of proceeds from sales and maturities) totaling $3,085 million; (2) build facilities and acquire capital additions to support increased head count, primarily in our services, engineering, and marketing organizations for $982 million; and (3) acquire treasury stock for $631 million.

At June 30, 2000, we had a revolving credit facility ("Facility") with banks aggregating $500 million. The Facility is available subject to compliance with certain covenants. No amounts are outstanding under the Facility.

We currently have effective shelf registration statements on file with the Securities and Exchange Commission that permit us to offer up to $4 billion, from time to time, of debt securities and common and preferred stock pursuant to Rule 415 in one or more separate series, in amounts, at prices, and on terms to be set forth in the prospectus contained in these registration statements and in one or more supplements to the prospectus. On August 4, 1999, we issued $1.5 billion in unsecured debt securities in four tranches (the "Senior Notes"). The Senior Notes are comprised of the following notes: $200 million (due on August 15, 2002 and bearing interest at 7%), $250 million (due on August 15, 2004 and bearing interest at 7.35%), $500 million (due on August 15, 2006 and bearing interest at 7.5%), $550 million (due on August 15, 2009 and bearing interest at 7.65%). Sun has also entered into various interest-rate swap agreements to modify the interest characteristics of the Senior Notes so that the interest associated with the Senior Notes investments effectively becomes variable.

We believe that the liquidity provided by existing cash, cash equivalents, and investments, along with the borrowing arrangements described above, will provide sufficient capital to meet our requirements through fiscal 2001. We believe the level of financial resources is a significant competitive factor in our industry and we may choose at any time to raise additional capital through debt or equity financings to strengthen our financial position, facilitate growth, and provide us with additional flexibility to take advantage of business opportunities that may arise.

FUTURE OPERATING RESULTS

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED MARGINS, REDUCED LEVELS OF PROFITABILITY, AND LOSS OF MARKET SHARE.

We compete in the hardware and software products and services markets. These markets are intensely competitive. If we fail to compete successfully in these markets, the demand for our products would decrease. Any reduction in demand could lead to a decrease in the prices of our products, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability, and loss of market share. These competitive pressures could adversely affect our business and operating results.

Our competitors are some of the largest, most successful companies in the world. They include Hewlett-Packard Company (HP), International Business Machines Corporation (IBM), Compaq Computer Corporation (Compaq), and EMC Corporation
(EMC). Our future competitive performance depends on a number of factors, including our ability to: continually develop and introduce new products and services with better prices and performance than those offered by our competitors; offer a wide


29                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

range of products and solutions from small single-processor systems to large complex enterprise-level systems; offer solutions to customers that operate effectively within a computing environment that includes hardware and software from multiple vendors; offer products that are reliable and that ensure the security of data and information; create products for which third party software vendors will develop a wide range of applications; and offer high quality products and services.

We also compete with systems manufacturers and resellers of systems based on microprocessors from Intel Corporation (Intel) and Windows operating system software from Microsoft Corporation (Microsoft). These competitors include Dell Computer Corporation (Dell), HP, and Compaq, in addition to Intel and Microsoft. This competition creates increased pressure, including pricing pressure, on our workstation and lower-end server product lines. We expect this competitive pressure to intensify considerably during fiscal year 2001, with the anticipated releases of new software products from Microsoft and new microprocessors from Intel.

The computer systems that we sell are made up of many products and components, including workstations, servers, storage products, microprocessors, the Solaris(TM) Operating Environment and other software products. In addition, we sell some of these components separately and as add-ons to installed systems. If we are unable to offer products and services that compete successfully with the products and services offered by our competitors or that meet the complex needs of our customers, our business and operating results could be adversely affected. In addition, if in responding to competitive pressures, we are forced to lower the prices of our products and services and we are unable to reduce our component costs or improve operating efficiencies, our business and operating results would be adversely affected.

Over the last three years, we have invested significantly in our storage products business with a view to increasing the sales of these products both on a stand-alone basis to customers using the systems of our competitors, and as part of the systems that we sell. The intelligent storage products business is intensely competitive. EMC is currently the leader in this market. To the extent we are unable to penetrate this market and compete effectively, our business and operating results could be adversely affected. In addition, we will be making significant investments over the next few years to develop, market, and sell software products under our alliance with America Online, Inc. (AOL) and have agreed to significant minimum revenue commitments. These alliance products are targeted at the e-commerce market and are strategic to our ability to successfully compete in this market. If we are unable to successfully compete in this market, our business and operating results could be adversely affected.

THE PRODUCTS WE MAKE ARE VERY COMPLEX AND IF WE ARE UNABLE TO RAPIDLY AND SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS, WE WILL NOT BE ABLE TO SATISFY CUSTOMER DEMAND.

We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products that our customers choose to buy. If we are unable to develop new products, our business and operating results could be adversely affected. We must quickly develop, introduce, and deliver in quantity new, complex systems, software, and hardware products and components including products we plan to introduce during fiscal 2001 which incorporate our new UltraSPARC(TM) III architecture, the Solaris Operating Environment, our Sun StorEdge(TM) storage products, and other software products, such as those products under development or to be developed under our alliance with AOL. The development process for these complicated products is very uncertain. It requires high levels of innovation from both our product designers and our suppliers of the components used in our products. The development process is also lengthy and costly. If we fail to accurately anticipate our customers' needs and technological trends, or are otherwise unable to complete the development of a product on a timely basis, we will be unable to introduce new products into the market on a timely basis, if at all, and our business and operating results would be adversely affected. In addition, the successful development of software products under our alliance with AOL depends on many factors, including our ability to work effectively within the alliance on complex product development and any encumbrances that may arise from time to time may prevent us from developing, marketing, or selling these alliance software products. If we are unable to successfully develop, market, or sell the alliance software products or other software products, our business and operating results could be adversely affected.

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

The manufacture and introduction of our new hardware and software products is also a complicated process. Once we have developed a new product we face several challenges in the manufacturing process. We must be able to manufacture new products in high enough volumes so that we can have an adequate supply of new products to meet customer demand. We must be able to manufacture the new products at acceptable costs. This requires us to be able to accurately forecast customer


Financial Review                                                              30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

demand so that we can procure the appropriate components at optimal costs. Forecasting demand requires us to predict order volumes, the correct mixes of our software and hardware products, and the correct configurations of these products. We must manage new product introductions like the introduction of our new UltraSPARC III architecture during fiscal 2001, so that we can minimize the impact of customers delaying purchases of existing products in anticipation of the new product release. We must also try to reduce the levels of older product and component inventories to minimize inventory write-offs. Additionally, we may decide to adjust prices of our existing products during this process in order to try to increase customer demand for these products. If we are introducing new products at the same time or shortly after the price adjustment, this will complicate our ability to anticipate customer demand for our new products.

If we were unable to timely develop, manufacture, and introduce new products in sufficient quantity to meet customer demand at acceptable costs, or if we were unable to correctly anticipate customer demand for our new and existing products, our business and operating results could be materially adversely affected.

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

OUR FUTURE OPERATING RESULTS DEPEND ON OUR ABILITY TO PURCHASE A SUFFICIENT AMOUNT OF COMPONENTS TO MEET THE DEMANDS OF OUR CUSTOMERS.

We depend heavily on our suppliers to timely design, manufacture, and deliver the necessary components for our products. While many of the components we purchase are standard, we do purchase some components, specifically color monitors and custom memory integrated circuits such as static random-access memories (SRAMS) and video random-access memories (VRAMS), that require long lead times to manufacture and deliver. Long lead times make it difficult for us to plan component inventory levels in order to meet the customer demand for our products. In addition, in the past, we have experienced shortages in certain of our components (specifically dynamic random-access memories (DRAMS) and SRAMS). If a component delivery from a supplier is delayed, if we experience a shortage in one or more components, or if we are unable to provide for adequate levels of component inventory, our new and existing product shipments could be delayed and our business and operating results could suffer.

SINCE WE ORDER OUR COMPONENTS (AND IN SOME CASES COMMIT TO PURCHASE) FROM SUPPLIERS IN ADVANCE OF RECEIPT OF CUSTOMER ORDERS FOR OUR PRODUCTS WHICH INCLUDE THESE COMPONENTS, WE FACE A SUBSTANTIAL INVENTORY RISK.

As part of our component inventory planning, we frequently pay certain suppliers well in advance of receipt of customer orders. For example, we often enter into noncancelable purchase commitments with vendors early in the manufacturing process of our microprocessors to make sure we have enough of these components for our new products to meet customer demand. Because the design and manufacturing process for these components is very complicated it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we have previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since the orders are based on the forecasts of customer orders rather than actual orders. If we cannot change or be released from the noncancelable purchase commitments, we could incur significant costs from the purchase of unusable components, due to a delay in the production of the components or as a result of inaccurately predicting component orders in advance of customer orders. Our business and operating results could be adversely affected as a result of these increased costs.

DELAYS IN PRODUCT DEVELOPMENT OR CUSTOMER ACCEPTANCE AND IMPLEMENTATION OF NEW PRODUCTS AND TECHNOLOGIES COULD SERIOUSLY HARM OUR BUSINESS.

Generally, the computer systems we sell to customers incorporate hardware and software products that we sell, such as UltraSPARC microprocessors, the Solaris Operating Environment and Sun StorEdge storage products. Any delay in the development of the software and hardware included in our systems could delay our shipment of these systems. Delays in the development and introduction of our products may occur for various reasons. For example, delays in software development could delay shipments of related new hardware products.

In addition, if customers decided to delay the adoption and implementation of new releases of our Solaris Operating Environment this could also delay customer acceptance of new hardware products tied to that release. Adopting a new release of an operating environment requires a great deal of time and money for a customer to convert its systems to the new release. The customer must also work with software vendors who port their


31                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


software applications to the new operating system and make sure these applications will run on the new operating system. As a result, customers may decide to delay their adoption of a new release of an operating system because of the cost of a new system and the effort involved to implement it. Such delays in product development and customer acceptance and implementation of new products could adversely affect our business.

IF WE ARE UNABLE TO CONTINUE GENERATING SUBSTANTIAL REVENUES FROM INTERNATIONAL SALES OUR BUSINESS COULD BE SUBSTANTIALLY HARMED.

Currently, approximately half of our revenues come from international sales. Our ability to sell our products internationally is subject to the following risks: general economic and political conditions in each country could adversely affect demand for our products and services in these markets; currency exchange rate fluctuations could result in lower demand for our products, as well as currency translation losses; changes to and compliance with a variety of foreign laws and regulations may increase our cost of doing business in these jurisdictions; trade protection measures and import and export licensing requirements subject us to additional regulation and may prevent us from shipping products to a particular market, and increase our operating costs.

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS.

Future operating results will continue to be subject to quarterly fluctuations based on a wide variety of factors, including:

SEASONALITY. Our sequential quarterly operating results usually fluctuate downward in the first quarter of each fiscal year when compared to the immediately preceding fourth quarter.

INCREASES IN OPERATING EXPENSES. Our operating expenses will continue to increase as we continue to expand our operations. Our operating results could suffer if our revenues do not increase at least as fast as our expenses.

ACQUISITIONS/ALLIANCES. If, in the future, we acquire technologies, products, or businesses, or we form alliances with companies requiring technology investments or revenue commitments (such as our alliance with AOL), we will face a number of risks to our business. The risks we may encounter include those associated with integrating or comanaging operations, personnel, and technologies acquired or licensed, and the potential for unknown liabilities of the acquired or combined business. Also, we will include amortization expense of acquired intangible assets in our financial statements for several years following these acquisitions. Our business and operating results on a quarterly basis could be adversely affected if our acquisition or alliance activities are not successful.

SIGNIFICANT CUSTOMERS. Sales to a single customer accounted for approximately 19%, 15%, and 14% of our fiscal 2000, 1999, and 1998 net revenues, respectively. The major customer revenues in fiscal 2000, 1999, and 1998 were primarily generated by two subsidiaries of an international organization: (1) a reseller (16%, 14%, and 14% of net revenues in fiscal 2000, 1999, and 1998, respectively), acquired by the international organization in fiscal 1999; and
(2) a finance/leasing company (3%, 1%, and none of net revenues in fiscal 2000, 1999, and 1998, respectively). Revenue is generated with the finance/leasing company whenever a Sun customer elects to lease equipment; in such cases, Sun sells the equipment to the leasing company. Our business could suffer if this customer or any other significant customer terminated its business relationship with us or significantly reduced the amount of business it did with us.

OUR ACQUISITION AND ALLIANCE ACTIVITIES COULD DISRUPT OUR ONGOING BUSINESS.

We intend to continue to make investments in companies, products, and technologies, either through acquisitions or investment alliances. For example, we have purchased several companies in the past and have also formed alliances, including our alliance with AOL. Acquisitions and alliance activities often involve risks, including: difficulty in assimilating the acquired operations and employees; difficulty in managing product codevelopment activities with our alliance partners; retaining the key employees of the acquired operation; disruption of our ongoing business; inability to successfully integrate the acquired technology and operations into our business and maintain uniform standards, controls, policies, and procedures; and lacking the experience to enter into new markets, products, or technologies.

Some of these factors are beyond our control. Failure to manage these alliance activities effectively and to integrate entities or assets that we acquire could affect our operating results or financial condition.

WE DEPEND ON KEY EMPLOYEES AND FACE COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES.

Our employees are vital to our success, and our key management, engineering, and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado, as well as many other cities, has increased demand and competition for qualified personnel. We may not be able to attract, assimilate, or retain additional, highly qualified employees in the future. These factors could adversely affect our business.


Financial Review                                                              32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THE LOCATION OF OUR FACILITIES SUBJECTS US TO THE RISK OF EARTHQUAKES.

A substantial portion of our facilities, including our corporate headquarters and other critical business operations are located near major earthquake faults. We are uninsured and do not fund for earthquake-related losses. In addition, we face risks to the extent that our suppliers of products, services and systems and others with whom we do business on a worldwide basis are impacted by an earthquake. As a result, our business, financial condition or operating results could be materially adversely affected in the event of a major earthquake.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK MARKET
RISK DISCLOSURES

We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and equity security prices. To mitigate some of these risks, we utilize derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial position at June 30, 2000. Actual results may differ materially.

INTEREST RATE SENSITIVITY

Our investment portfolio consists primarily of fixed income instruments with an average duration of less than 1.50 years. The primary objective of our investments in debt securities is to preserve principal while maximizing yields, without significantly increasing risk. These available-for-sale securities are subject to interest rate risk and will decrease in value if market interest rates increase. The sensitivity analysis applied to this investment portfolio was based on a modeling technique that measures the hypothetical market value changes that would result from a parallel shift in the yield curve of plus 150 basis points (BPS). The hypothetical 150 BPS increase in interest rates would result in an approximate $88 million decrease in the fair value of our investments in debt securities as of June 30, 2000.

We also entered into various interest-rate swap agreements to modify the interest characteristics of the Senior Notes so that the interest associated with the Senior Notes effectively becomes variable and thus matches the variable interest rate associated with our cash and marketable securities.

FOREIGN CURRENCY EXCHANGE RISK

The majority of our revenue, expense, and capital purchasing activities are transacted in U.S. dollars. However, since a portion of our operations consists of manufacturing and sales activities outside of the U.S., we enter into transactions in other currencies, primarily the Japanese yen, the British pound, and the Euro. We enter into foreign exchange forward and option contracts to hedge certain balance sheet exposures and intercompany balances against future movements in foreign exchange rates. The gains or losses on the forward and option contracts are largely offset by gains or losses on the underlying transactions and, consequently, a sudden or significant change in foreign exchange rates would not have a material impact on future net income or cash flows. Based on our foreign currency exchange instruments outstanding at June 30, 2000, we estimate a maximum potential one-day loss in fair value of approximately $27 million, using a Value-at-Risk (VAR) model. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. We used a Monte Carlo simulation type model that valued foreign currency instruments against a thousand randomly generated market price paths. Anticipated transactions, firm commitments, receivables, and accounts payable denominated in foreign currencies were excluded from the model. The VAR model is a risk estimation tool, and as such is not intended to represent actual losses in fair value that will be incurred by us. Additionally, as we utilize foreign currency instruments for hedging anticipated and firmly committed transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying exposure. Foreign currency fluctuations did not have a material impact on our results of operations and financial position during fiscal years 2000, 1999, and 1998.

EURO CONVERSION

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the Euro. The transition period for the introduction of the Euro ends June 30, 2002. Issues facing us as a result of the introduction of the Euro include converting information technology systems, reassessing currency risk, negotiating and amending licensing agreements and contracts, and processing tax and accounting records. We continue to address these issues and do not currently expect the Euro to have a material effect on our financial conditions or results of operations.

EQUITY SECURITY PRICE RISK

We are exposed to price fluctuations on the marketable portion of equity securities included in our portfolio of strategic investments. These investments are generally in companies in the high-technology industry sector, many of which are small capitalization stocks. We typically do not attempt to reduce or eliminate the market exposure on these securities. A 20% adverse change in equity prices would result in an approximate $60 million decrease in the fair value of our available-for-sale strategic equity investments as of June 30, 2000. At June 30, 2000, one equity security represented approximately $114 million of the total value of the marketable strategic equity securities of $298 million.


33                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

CONSOLIDATED STATEMENTS OF INCOME


                                                                                         YEARS ENDED JUNE 30,
---------------------------------------------------------------------------------------------------------------------
    (In millions, except per share amounts)                                     2000            1999            1998
---------------------------------------------------------------------------------------------------------------------
Net revenues:
    Products                                                                   $13,421         $10,171         $8,675
    Services                                                                     2,300           1,635          1,187
---------------------------------------------------------------------------------------------------------------------
Total net revenues                                                              15,721          11,806          9,862
---------------------------------------------------------------------------------------------------------------------
Cost of sales:
    Cost of sales--products                                                      6,096           4,696          3,992
    Cost of sales--services                                                      1,453             974            721
---------------------------------------------------------------------------------------------------------------------
Total cost of sales                                                              7,549           5,670          4,713
---------------------------------------------------------------------------------------------------------------------
    Gross margin                                                                 8,172           6,136          5,149
Operating expenses:
    Research and development                                                     1,630           1,280          1,029
    Selling, general and administrative                                          4,137           3,215          2,830
    Purchased in-process research and development                                   12             121            176
---------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                         5,779           4,616          4,035
---------------------------------------------------------------------------------------------------------------------
Operating income                                                                 2,393           1,520          1,114
Gain on sale of investments, net                                                   208              --             --
Interest income, net                                                               170              85             48
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       2,771           1,605          1,162
Provision for income taxes                                                         917             575            407
---------------------------------------------------------------------------------------------------------------------
Net income                                                                     $ 1,854         $ 1,030         $  755
---------------------------------------------------------------------------------------------------------------------
Net income per common share--basic                                             $  1.18         $  0.67         $ 0.50
---------------------------------------------------------------------------------------------------------------------
Net income per common share--diluted                                           $  1.10         $  0.63         $ 0.47
---------------------------------------------------------------------------------------------------------------------
Shares used in the calculation of net income per common share--basic             1,576           1,544          1,507
---------------------------------------------------------------------------------------------------------------------
Shares used in the calculation of net income per common share--diluted           1,689           1,641          1,590
---------------------------------------------------------------------------------------------------------------------



See accompanying notes.


Financial Review                                                             34

CONSOLIDATED BALANCE SHEETS


                                                                                                              JUNE 30,
-------------------------------------------------------------------------------------------------------------------------------
    (In millions, except par value)                                                                     2000              1999
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                                         $  1,849          $ 1,101
    Short-term investments                                                                                 626            1,591
    Accounts receivable, net of allowances of $534 in 2000 and $340 in 1999                              2,690            2,310
    Inventories                                                                                            557              308
    Deferred tax assets                                                                                    673              506
    Other current assets                                                                                   482              372
-------------------------------------------------------------------------------------------------------------------------------
        Total current assets                                                                             6,877            6,188
Property, plant and equipment, net                                                                       2,095            1,614
Long-term investments                                                                                    4,496               --
Other assets, net                                                                                          684              697
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $ 14,152          $ 8,499
===============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings                                                                             $      7          $     2
    Accounts payable                                                                                       924              756
    Accrued payroll-related liabilities                                                                    751              520
    Accrued liabilities and other                                                                        1,366              991
    Deferred revenues and customer deposits                                                              1,289              576
    Income taxes payable                                                                                   422              403
-------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                        4,759            3,248
Deferred income taxes                                                                                      364              192
Long-term debt and other obligations                                                                     1,720              192
Commitments and contingencies                                                                               --               --
Stockholders' equity:
    Preferred stock, $0.001 par value, 10 shares authorized
        (3 shares of which have been designated as Series A Preferred participating stock);
        no shares issued and outstanding                                                                    --               --
    Common stock and additional paid-in-capital, $0.00067 par value, 3,600 shares authorized;
        issued: 1,748 shares in 2000 and 1,746 shares in 1999                                            2,728            1,816
    Treasury stock, at cost: 151 shares in 2000 and 180 shares in 1999                                  (1,438)          (1,046)
    Deferred compensation                                                                                  (15)              --
    Retained earnings                                                                                    5,959            4,107
    Accumulated other comprehensive income (loss)                                                           75              (10)
-------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                                       7,309            4,867
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                      $ 14,152          $ 8,499
===============================================================================================================================



See accompanying notes.


35                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            YEARS ENDED JUNE 30,
-----------------------------------------------------------------------------------------------------------------------------
    (In millions)                                                                   2000              1999            1998
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                                     $ 1,854          $ 1,030          $   755
        Adjustments to reconcile net income to net cash provided by operating activities:
               Depreciation and amortization                                           776              631              444
               Tax benefits from employee stock plans                                  708              222              112
               Adjustment to conform fiscal year end of pooled acquisition              (1)              --               --
               Purchased in-process research and development                            12              121              176
               Gain on sale of investments, net                                       (208)              --               --
               Changes in operating assets and liabilities:
                  Accounts receivable                                                 (378)            (436)            (179)
                  Inventories                                                         (249)              39               97
                  Other current and long-term assets                                  (378)            (535)            (214)
                  Accounts payable                                                     166              257              (14)
                  Other current and long-term liabilities                            1,452            1,182              338
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            3,754            2,511            1,515
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchases of investments                                                        (9,808)          (2,445)            (977)
    Proceeds from sales and maturities of investments                                6,723            1,332              967
    Acquisition of property, plant and equipment                                      (982)            (740)            (835)
    Acquisition of spare parts and other assets                                        (69)            (109)             (92)
    Payments for acquisitions, net of cash acquired                                    (89)            (130)            (244)
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                               (4,225)          (2,092)          (1,181)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from issuance of long-term debt                                         1,500               --               --
    Increase (decrease) in short-term borrowings, net                                    4              (55)             (79)
    Proceeds from issuance of common stock, net                                        180              144               75
    Proceeds from employee stock purchase plans                                        166              116               94
    Acquisition of treasury stock                                                     (631)            (358)            (284)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                  1,219             (153)            (194)
-----------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                              748              266              140
Cash and equivalents, beginning of period                                            1,101              835              695
=============================================================================================================================
Cash and equivalents, end of period                                                $ 1,849          $ 1,101          $   835

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
        Interest                                                                   $    53          $     1          $     1
        Income taxes                                                               $   276          $   139          $   335
-----------------------------------------------------------------------------------------------------------------------------



See accompanying notes.


Financial Review                                                              36

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                              COMMON
                                                              STOCK
                                                               AND
                                                             ADDITIONAL
                                                COMMON        PAID-IN
                                                STOCK         CAPITAL          TREASURY STOCK
                                               -------       --------       ----------------------
    (in millions)                              SHARES         AMOUNT        SHARES          AMOUNT
------------------------------------------------------------------------------------------------------
Balances as of June 30, 1997                   1,733          $1,298         (240)         $  (915)
Net income                                        --              --           --               --
Change in unrealized gain (loss) on
    investments, net of related taxes             --              --           --               --
Translation adjustments                           --              --           --               --

Total comprehensive income                        --              --           --               --
Issuance of stock, net of repurchases             (1)              3           51              196
Treasury stock purchased                          --              --          (26)            (284)
Tax benefit from employee stock
    transactions and other                        --             116           --               --
------------------------------------------------------------------------------------------------------

Balances as of June 30, 1998                   1,732           1,417         (215)          (1,003)
Net income                                        --              --           --               --
Change in unrealized gain (loss) on
    investments, net of related taxes             --              --           --               --
Translation adjustments                           --              --           --               --

Total comprehensive income                        --              --           --               --
Issuance of stock, net of repurchases             --              --           55              315
Treasury stock purchased                          --              --          (20)            (358)
Tax benefit from employee stock
    transactions and other                        --             253           --               --
Issuance of common stock dividends                --               1           --               --
Purchase acquisitions                             14             145           --               --
------------------------------------------------------------------------------------------------------
Balances as of June 30, 1999                   1,746           1,816         (180)          (1,046)
Net income                                        --              --           --               --
Change in unrealized gain (loss) on
    investments, net of related taxes             --              --           --               --
Translation adjustments                           --              --           --               --

Total comprehensive income                        --              --           --               --
Issuance of stock, net of repurchases             --             110           41              239
Treasury stock purchased                          --              --          (12)            (631)
Tax benefit from employee stock
    transactions and other                        --             742           --               --
Purchase acquisitions                              1              58           --               --
Issuance of common stock dividends                --               1           --               --
Adjustment to conform fiscal year
    end of pooled acquisition                      1               1           --               --
------------------------------------------------------------------------------------------------------
Balances as of June 30, 2000                   1,748          $2,728         (151)         $(1,438)
------------------------------------------------------------------------------------------------------





                                                                               ACCUMULATED
                                                                                  OTHER
                                                                              COMPREHENSIVE       TOTAL
                                                 DEFERRED       RETAINED          INCOME       STOCKHOLDERS'
    (in millions)                              COMPENSATION     EARNINGS          (LOSS)           EQUITY
-----------------------------------------------------------------------------------------------------------
Balances as of June 30, 1997                       $ --          $ 2,401          $  17          $ 2,801
Net income                                           --              755             --              755
Change in unrealized gain (loss) on
    investments, net of related taxes                --               --             20               20
Translation adjustments                              --               --            (17)             (17)
                                                                                               ---------
Total comprehensive income                           --               --             --              758
Issuance of stock, net of repurchases                --              (22)            --              177
Treasury stock purchased                             --               --             --             (284)
Tax benefit from employee stock
    transactions and other                           --               --             --              116
-----------------------------------------------------------------------------------------------------------

Balances as of June 30, 1998                         --            3,134             20            3,568
Net income                                           --            1,030             --            1,030
Change in unrealized gain (loss) on
    investments, net of related taxes                --               --            (19)             (19)
Translation adjustments                              --               --            (11)             (11)
                                                                                               ---------
Total comprehensive income                           --               --             --            1,000
Issuance of stock, net of repurchases                --              (56)            --              259
Treasury stock purchased                             --               --             --             (358)
Tax benefit from employee stock
    transactions and other                           --               --             --              253
Issuance of common stock dividends                   --               (1)            --               --
Purchase acquisitions                                --               --             --              145
-----------------------------------------------------------------------------------------------------------
Balances as of June 30, 1999                         --            4,107            (10)           4,867
Net income                                           --            1,854             --            1,854
Change in unrealized gain (loss) on
    investments, net of related taxes                --               --            126              126
Translation adjustments                              --               --            (40)             (40)
                                                                                               ---------
Total comprehensive income                           --               --             --            1,940
Issuance of stock, net of repurchases                --               --             --              349
Treasury stock purchased                             --               --             --             (631)
Tax benefit from employee stock
    transactions and other                           --               --             --              742
Purchase acquisitions                               (15)              --             --               43
Issuance of common stock dividends                   --               (1)            --               --
Adjustment to conform fiscal year
    end of pooled acquisition                        --               (1)            (1)              (1)
-----------------------------------------------------------------------------------------------------------
Balances as of June 30, 2000                       $(15)         $ 5,959          $  75          $ 7,309
-----------------------------------------------------------------------------------------------------------



See accompanying notes.



37                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Sun Microsystems, Inc. (the "Company" or "Sun") is a provider of products, services, and support solutions for building and maintaining network computing environments. Sun sells scalable computer and storage systems, high-speed microprocessors, and a line of high-performance software for operating networks, computing equipment, and storage products. Sun also provides a full range of services including support, education, and professional services. The Company markets its products primarily to business, government, and education customers and operates in various product categories across geographically diverse markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Sun and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated. Certain amounts from prior years have been reclassified to conform to the current year presentation.

As discussed in Note 3, on October 19, 1999, Sun completed its merger with Forte Software, Inc. (Forte). This merger was accounted for as a pooling of interests and, accordingly, the historical consolidated financial statements of the Company have been restated to include the financial position, results of operations, and cash flows of Forte for all periods presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

Cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the date of acquisition.

INVESTMENTS

Investments are comprised of marketable securities, marketable strategic equity securities and preferred stock and other strategic equity holdings. Marketable securities consist primarily of commercial paper, corporate bonds, floating-rate notes, and asset-backed and mortgage-backed securities with original maturities beyond three months. All marketable securities are held in the Company's name and custodied primarily with one major financial institution. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates. Short-term investments are marketable securities with maturities of less than one year from the balance sheet date. At June 30, 2000 and 1999, all of the Company's marketable securities are classified as available-for-sale and are carried at fair market value.

Marketable strategic equity securities represent equity holdings in public companies and are classified as available-for-sale when there are no restrictions on Sun's ability to immediately liquidate such securities. Preferred stock and other strategic equity holdings represent equity holdings in nonpublic companies and investments in venture capital funds. These investments are carried at the lower of cost or net realizable value due to their illiquid nature.

Unrealized gains and losses are included as a separate component of stockholders' equity, net of any related tax effect. The specific identification method is used to determine the cost of investments disposed of, with realized gains and losses reflected in gain on sale of investments, net.

The Company maintains certain trading assets to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity securities and are stated at fair value. Both realized and unrealized gains and losses, which have not been material, are included in income and expense and generally offset the change in the deferred compensation liability.

INVENTORIES

Inventories (See Note 5, "Balance Sheet Details") are stated at the lower of cost (first in, first out) or market (net realizable value). Given the volatility of the market for the Company's products, the Company records inventory write downs for potentially excess and obsolete inventory based on backlog and forecasted demand.

PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment (See Note 5, "Balance Sheet Details") are stated at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets. Useful lives for machinery and equipment, furniture and fixtures, and buildings and related building improvements are one to five years, five years, and seven to twenty-five years, respectively. Leasehold improvement useful lives are the shorter of five years or the applicable lease term.

OTHER ASSETS, NET

Other assets, net (See Note 5, "Balance Sheet Details") consist primarily of acquired intangibles, prepaid expenses and spare parts. Intangible assets and spare parts are amortized using the straight-line method over their useful lives ranging from six months to seven years. Amortization expense for fiscal 2000, 1999, and 1998 was $192 million, $78 million, and $42 million, respectively.



Financial Review                                                              38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended June 30, 2000, the Company recognized impairments totaling approximately $49 million in connection with the impairment of goodwill and other intangible assets ($9 million in fiscal 1999 and none in 1998). The $49 million impairment expense for fiscal 2000 was charged to cost of sales ($9 million) and selling, general, and administrative expense ($40 million).

CAPITALIZED SOFTWARE

Costs related to internally developed software and software purchased for internal use, which are required to be capitalized pursuant to Statement of Position (SOP) No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," have not been material to the Company to date.

OTHER FINANCIAL INSTRUMENTS

The Company enters into interest-rate swap agreements to modify the interest characteristics of its outstanding long-term debt. An interest-rate swap agreement is designated as a hedge and its effectiveness is determined by matching principal balance and terms with that of the specific debt obligation. Such an agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt (the accrual method of accounting). The related amount payable to or receivable from counterparties is included in accrued liabilities or other assets, respectively.

The Company purchases foreign currency option contracts that effectively enable it to sell currencies expected to be received as a result of certain of its foreign currency denominated sales during the ensuing quarter at specified dollar amounts. The option contracts, which have only nominal intrinsic value at the time of purchase, are denominated in the same foreign currency in which sales are expected to be denominated. These contracts are designated and effective as hedges of a portion of probable foreign currency exposure on anticipated sales transactions during the next quarter, which otherwise would expose the Company to foreign currency risk. Premiums related to option contracts are recognized into income over the life of the contract. Gains on foreign currency option contracts that are designated as hedges on anticipated transactions are deferred until the designated sales are recorded. Option contracts that have no intrinsic value are allowed to expire.

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

CONCENTRATION OF CREDIT RISK

The majority of cash and cash equivalents are maintained with three major financial institutions in the United States. Deposits with these banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of marketable securities, foreign exchange contracts, interest rate instruments and trade receivables. The counterparties to the agreements relating to the Company's investment securities, foreign exchange contracts, and interest rate instruments consist of various major corporations and financial institutions of high credit standing. The Company does not believe there is significant risk of non-performance by these counterparties because the Company limits the amount of credit exposure to any one financial institution and any one type of investment. The credit risk on receivables due from counterparties related to foreign exchange and currency option contracts is immaterial at June 30, 2000 and 1999. The Company's trade receivables are derived primarily from sales of hardware and software products and services to end user customers in diversified industries, as well as to a network of resellers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral. The Company provided amounts for doubtful accounts of $55 million and $18 million at June 30, 2000 and 1999, respectively.



39                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REVENUE RECOGNITION

The Company recognizes revenue when the earnings process is complete, evidenced by an agreement between the Company and the customer, there has been delivery and acceptance, collectibility is probable, and pricing is fixed and determinable. If significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. For software arrangements, revenue is deferred if vendor specific objective evidence of fair value does not exist for any undelivered elements. Revenue from service agreements is generally recognized ratably over the service period or as the services are rendered. Allowances are established for anticipated product returns, price protection, cooperative marketing, and sales incentive programs.

In addition, the Company sells products to leasing companies who lease these products to third parties. In arrangements where the leasing companies have recourse from the Company in the event of default by the third parties, the Company recognizes the product revenue (and the related cost of product) as the payments are made to the leasing company by the end user (generally ratably over the lease term) and the amount of recourse to the Company is reduced. At June 30, 2000, the Company had $192 million in deferred revenue ($89 million of which is considered long-term) for sales to leasing companies that were subject to recourse and $65 million of related unamortized cost.

RESEARCH AND DEVELOPMENT EXPENDITURES

Costs related to research, design, and development of products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Generally, the Company's products are released soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed.

ADVERTISING COSTS

Advertising costs are charged to expense when incurred. Advertising expense was $326 million, $246 million, and $235 million for fiscal years 2000, 1999, and 1998, respectively.

SELF-INSURANCE

The Company is self-insured up to specific levels for certain liabilities. Accruals are provided each year based on historical claim experience and include estimated amounts for incurred but not reported claims. The Company maintains stop loss coverage with third-party insurance companies to cover aggregate annual losses in excess of $27.5 million.

INCOME TAXES

Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

COMPUTATION OF NET INCOME PER COMMON SHARE

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist primarily of stock options.

STOCK DIVIDEND

In April and December 1999, the Company effected two-for-one splits of its common stock paid in the form of stock dividends. All share and per share data have been adjusted to reflect the splits for all periods presented.

FOREIGN CURRENCY TRANSLATION

The Company translates the assets and liabilities of international non-U.S. functional currency subsidiaries into dollars at the current rates of exchange in effect during each period. Revenues and expenses are translated using rates that approximate those in effect during the period. Gains and losses from translation adjustments are included in stockholders' equity in the consolidated balance sheet caption "Accumulated other comprehensive income (loss)." Currency transaction gains or losses, derived on monetary assets and liabilities stated in a currency other than the functional currency, are recognized in current operations and have not been significant to the Company's operating results in any period. The effect of foreign currency rate changes on cash and cash equivalents is not material.

STOCK-BASED COMPENSATION

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" (See Note 12, "Employee Benefit Plans").

COMPREHENSIVE INCOME

The Company's comprehensive income is comprised of net income, foreign currency cumulative translation adjustments, and unrealized gains and losses on available-for-sale investments, net of related taxes. Comprehensive income is reflected in the consolidated statements of stockholders' equity.



Financial Review                                                              40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT REPORTING

Under SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," the Company is required to use the "management" approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers (See Note 13, "Industry Segment, Geographic, and Customer Information").

RECENT PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The SEC has indicated that they intend to issue additional written guidance to further supplement SAB 101. Accordingly, the Company is continuing to evaluate the potential impact of SAB 101 on the Company's results of operations and financial position. Based on the SEC's latest timeline for implementing SAB 101, the Company would be required to comply with the guidelines in the fourth quarter of fiscal 2001.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow, or foreign currency hedges, and establishes accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company will adopt SFAS No. 133 in fiscal 2001. Management does not believe the adoption of SFAS No. 133 will have a material effect on the Company's results of operations or financial position.

3. ACQUISITIONS

POOLING OF INTERESTS

On October 19, 1999, the Company completed its merger with Forte Software, Inc., a software company that designs, develops, markets, and supports a set of products for developing, deploying, and managing production applications in distributed environments, including client/server and the Internet. Under the terms of the merger agreement, the Company issued 12.7 million shares of Sun common stock (with a fair market value of $47.03 per share on such date) in exchange for all of Forte's common stock. In addition, Sun issued 2.7 million stock options in exchange for Forte's previously outstanding stock options. The number of Sun shares was calculated using an exchange ratio of 0.6 shares of Sun stock for each share of Forte common stock. The transaction was accounted for as a pooling of interests and, accordingly, the historical consolidated financial statements of the Company have been restated to include the financial position, results of operations, and cash flows of Forte for all periods presented.

Prior to the merger, Forte's fiscal year ended March 31. Restated consolidated financial statements of the Company combine the June 30, 1999 and 1998 results of the Company with the March 31, 1999 and 1998 results of Forte, respectively. No adjustments were necessary to conform accounting policies of the entities. However, Forte's historical results have been adjusted to reflect a decrease in income taxes due to the elimination of a previously provided valuation allowance on its deferred tax assets. There were no intercompany transactions requiring elimination in any period presented. In order for both companies to operate on the same fiscal year for 2000, Forte's results of operations for the three-month period ended June 30, 1999, which are not material to the Company, have been reflected as an adjustment to retained earnings in fiscal 2000.



41                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the historical results of the Company and Forte for the periods prior to the consummation of the merger of the entities (in millions):


                                                              THREE MONTHS ENDED
                                                              SEPTEMBER 26, 1999        YEARS ENDED JUNE 30,
                                                              ------------------     ---------------------------
                                                                  (UNAUDITED)          1999               1998
                                                              ------------------     --------           --------
Revenues:
  Sun                                                              $  3,122          $ 11,726           $  9,791
  Forte                                                                  24                80                 71

    Total                                                          $  3,146          $ 11,806           $  9,862
Net Income:
  Sun, as previously reported                                      $    271          $  1,031           $    763
  Forte, as previously reported                                           1                (1)               (14)

    Total                                                               272             1,030                749
Adjustment to reflect restatement of valuation allowances                --                --                  6

Net Income, as restated                                            $    272          $  1,030           $    755



PURCHASE ACQUISITIONS

During the three years ended June 30, 2000, the Company completed fourteen acquisitions, which were accounted for under the purchase method of accounting. Pro forma results of operations have not been presented for any of the acquisitions because the effects of these acquisitions were not material to the Company on either an individual or an aggregate basis. The results of operations of each acquisition are included in the Company's consolidated statement of income from the date of each acquisition.

The amounts allocated to purchased in-process research and development (IPRD) were determined through established valuation techniques in the high-technology computer industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility, individually or in the aggregate, are not expected to have a material impact on the Company's future results of operations or cash flows. Amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over periods not exceeding five years.



Financial Review                                                              42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company's purchase transactions for the three years ended June 30, 2000, is included in the following table (in millions, except share amounts):


  ENTITY NAME AND                                                         DEVELOPED
  DESCRIPTION OF BUSINESS ACQUIRED  DATE     CONSIDERATION   GOODWILL     TECHNOLOGY
  --------------------------------  ----     -------------   --------     ----------
  FISCAL 2000 ACQUISITIONS

  Ed Learning Systems, Inc. and     6/00         $ 10.3        $ 7.6           --
  eTech, Inc.
    Dot-com learning solutions

  Innosoft International, Inc.      3/00         $ 42.4        $30.7        $ 5.6
    Internet mail, directory and
    messaging services



  Trustbase Limited and             1/00         $ 20.5        $ 7.4        $ 5.0
  JCP Computer Services Limited
    Financial e-commerce
    applications

  NetBeans Ceska Republica a.s.    10/99         $  9.0        $ 8.0        $ 0.7
    Java technology-based
    development environment


  Star Division Corporation         8/99         $ 75.5        $67.5        $ 3.3
  and Star Division Software-
  Entwicklung und Vertriebs GmbH
    Office productivity
    applications

  FISCAL 1999 ACQUISITIONS

  Maxstrat Corporation              1/99         $101.5        $61.5        $ 8.6
    Network storage
    hardware/software

  Beduin Communications            10/98         $  8.4        $ 0.7        $ 3.1
  Corporation
    Java technology-based
    consumer applications

  iPlanet, Inc.                     9/98         $ 30.0        $17.8        $ 3.3
    Java technology-based
    Internet applications


  NetDynamics, Inc.                 8/98         $148.2        $48.2        $20.0
    Enterprise Application
    Platform



  FISCAL 1998 ACQUISITIONS

  Red Cape Software, Inc.           5/98         $ 16.7           --        $ 0.9
    Policy-based storage
    management software

  Encore Computer Corporation      11/97         $186.2        $ 5.8        $56.0
    Open systems storage

  Chorus Systems, S.A.             10/97         $ 26.5           --        $ 6.5
    JavaOS(TM) kernel technology

  Integrity Arts, Inc.              9/97         $ 30.2           --           --
    Java Card(TM) application
    programming interface

  Diba, Inc.                        8/97         $ 29.7        $ 1.6        $ 3.9
    Turnkey information
    appliance software


  ENTITY NAME AND                                   OTHER
  DESCRIPTION OF BUSINESS ACQUIRED   WORKFORCE   INTANGIBLES     IPRD          FORM OF CONSIDERATION
  --------------------------------   ---------   -----------     ----          ---------------------
  FISCAL 2000 ACQUISITIONS

  Ed Learning Systems, Inc. and         $1.7          --           --         -$  2.4   cash
  eTech, Inc.                                                                 -$  7.9   99,000 shares
    Dot-com learning solutions                                                          common stock issued

  Innosoft International, Inc.          $1.3        $0.5        $ 3.1         -$  4.1   cash
    Internet mail, directory and                                              -$ 34.9   406,000 shares
    messaging services                                                                  common stock issued
                                                                              -$  3.4   38,000 vested options
                                                                                        assumed

  Trustbase Limited and                 $1.1        $0.3        $ 4.9         -$  9.1   cash
  JCP Computer Services Limited                                               -$  5.9   note payable
    Financial e-commerce                                                      -$  5.5   liabilities assumed
    applications

  NetBeans Ceska Republica a.s.         $0.1        $0.1           --         -$  8.8   cash
    Java technology-based                                                     -$  0.1   liabilities assumed
    development environment                                                   -$  0.1   3,000 vested options
                                                                                        assumed

  Star Division Corporation             $1.0        $0.2        $ 3.5         -$ 66.3   cash
  and Star Division Software-                                                 -$  8.5   liabilities assumed
  Entwicklung und Vertriebs GmbH                                              -$  0.7   48,000 vested options
    Office productivity                                                                 assumed
    applications

  FISCAL 1999 ACQUISITIONS

  Maxstrat Corporation                    --          --        $28.7         -$ 99.0   cash
    Network storage                                                           -$ 2.5    114,000 vested options
    hardware/software                                                                   assumed

  Beduin Communications                 $0.1        $0.7        $ 3.6         -$  8.4   cash
  Corporation
    Java technology-based
    consumer applications

  iPlanet, Inc.                           --          --        $ 8.4         -$ 28.6   cash
    Java technology-based                                                     -$  1.2   108,000 vested options
    Internet applications                                                               assumed
                                                                              -$  0.2   liabilities assumed

  NetDynamics, Inc.                       --          --        $80.0         -$132.5   10,987,000 shares
    Enterprise Application                                                              common stock issued
    Platform                                                                  -$  8.3   688,000 vested options
                                                                                        assumed
                                                                              -$  7.4   liabilities assumed

  FISCAL 1998 ACQUISITIONS

  Red Cape Software, Inc.               $0.4        $0.6        $14.1         -$ 15.8   cash
    Policy-based storage                                                      -$  0.9   liabilities assumed
    management software

  Encore Computer Corporation           $3.9          --        $97.0         -$186.2   cash
    Open systems storage

  Chorus Systems, S.A.                  $1.7        $1.7        $13.1         -$ 26.5   cash
    JavaOS(TM) kernel technology

  Integrity Arts, Inc.                  $0.3          --        $29.9         -$ 29.9   cash
    Java Card(TM) application                                                 -$  0.3   liabilities assumed
    programming interface

  Diba, Inc.                              --          --        $22.3         -$ 25.7   cash
    Turnkey information                                                       -$  4.0   liabilities assumed
    appliance software




43                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUBSEQUENT ACQUISITIONS (UNAUDITED)

On July 11, 2000, the Company acquired certain assets categorized as intellectual property from Dolphin Interconnect Solutions Inc., a Delaware holding company, and its subsidiaries, Dolphin Interconnect Solutions AS, a corporation organized under the laws of Norway, and Dolphin Interconnect Solutions North America, Inc., a Delaware corporation, for total cash consideration of approximately $19 million. The Company acquired these assets to strengthen its presence in the Infiniband interconnect architecture business. This transaction will be accounted for as a purchase and the purchase price will be allocated to tangible assets and identifiable intangible assets, with any excess being allocated to goodwill.

On July 28, 2000, the Company acquired Gridware, Inc., a California corporation (Gridware), and its German subsidiary, Gridware GmbH, (Gridware GmbH), by means of a merger transaction pursuant to which all of the outstanding capital stock and options of Gridware were converted into the right to receive shares and options to purchase shares of the Company's common stock. Gridware develops resource management software used primarily in compute-intensive, technical computing environments, such as electronic design automation (EDA), mechanical computer aided design/engineering (MCAD/MCAE), and software development. The total consideration of approximately $20 million was comprised of approximately 190,000 unregistered shares of the Company's common stock and the assumption of vested options. This transaction will be accounted for as a purchase and the purchase price will be allocated to tangible assets and identifiable intangible assets, with any excess being allocated to goodwill.

4. STRATEGIC DEVELOPMENT AND MARKETING AGREEMENT WITH AMERICA ONLINE, INC.

On November 23, 1998, Sun and America Online, Inc. (AOL) entered into a Strategic Alliance consisting of several agreements between the parties, including a Strategic Development and Marketing Agreement (SDMA). The SDMA has a term of three years, which commenced on March 17, 1999, in accordance with its terms upon the consummation of AOL's acquisition of Netscape Communications, Inc. (Netscape).

Under the terms of the SDMA, AOL and Sun are committed to collaboratively develop, market, and sell client and server software and collaboratively develop an AOL-specific Java environment that will enable AOL services to be accessed through a variety of hardware devices. The SDMA provides that over its term, AOL will develop and market, together with Sun, client software and network application and server software based in part on Netscape code, on Sun code and technology, and on certain AOL service features to business enterprises. In addition, AOL and Sun have agreed to coordinate their sales efforts with respect to designated AOL, Netscape, Sun, and collaboratively developed client software, network application and server software, and associated services.

Under the terms of the SDMA, Sun has committed that the total revenue earned by AOL from certain existing Netscape contracts, the sale or license by Sun or AOL of certain AOL, Netscape, and collaboratively developed software products and services will not be less than $317 million, $331 million, and $236 million in fiscal 2000, 2001, and 2002, respectively. In addition, the terms of the SDMA require Sun to pay AOL approximately $278.5 million ($164.6 million remaining at June 30, 2000) over the term of the SDMA for software and trademark rights granted to Sun by AOL. The long-term portion of this contractual obligation of $72 million at June 30, 2000 ($165 million at June 30, 1999) is reflected in the consolidated balance sheet caption "Long-term debt and other obligations."

5. BALANCE SHEET DETAILS

At June 30, Inventories are comprised of the following (in millions):


                              2000     1999
                              ----     ----
  Raw materials               $169     $113
  Work in process               82       51
  Finished goods               306      144
-------------------------------------------
                              $557     $308
===========================================


At June 30, Property, plant, and equipment, net, are comprised of the following (in millions):


                                         2000              1999
                                       -------           -------
Machinery and equipment                $ 2,137           $ 1,557
Furniture and fixtures                     212               173
Leasehold improvements                     335               288
Land, buildings, and building
  improvements                           1,008               859
----------------------------------------------------------------
                                         3,692             2,877
Less accumulated depreciation
  and amortization                      (1,597)           (1,263)
----------------------------------------------------------------
                                       $ 2,095           $ 1,614
================================================================



Financial Review                                                              44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, Other assets, net, are comprised of the following (in millions):


                                    2000          1999
                                    ----          ----
Intangible assets, net of
  accumulated amortization
  of $268 in 2000 and
  $107 in 1999                      $205          $205
Prepaid expenses                     231           287
Other                                248           205
------------------------------------------------------
  Total                             $684          $697
======================================================


At June 30, Deferred revenues and customer deposits are comprised of the following (in millions):


                                      2000            1999
                                     ------          ------
Deferred service revenues            $  875          $  432
Customer deposits and other
  deferred revenue                      414             144
-----------------------------------------------------------
                                     $1,289          $  576
===========================================================


At June 30, the components of Accumulated other comprehensive income (loss), net of related taxes, are comprised of the following (in millions):


                                        2000           1999
                                       -----           -----
Unrealized gain on
  investments, net                     $ 125           $  --
Cumulative translation
  adjustments                            (50)            (10)
------------------------------------------------------------
Accumulated other
  comprehensive income (loss)          $  75           $ (10)
============================================================


6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The cost of cash equivalents and marketable securities approximate fair value due to the short period of time to maturity. The fair value of marketable strategic equity securities is determined using quoted market prices for those securities. The fair value of long-term debt was estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The estimated fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on market exchange rates. The fair value of foreign currency option contracts and the interest-rate swap agreements is obtained from dealer quotes and represents the estimated amount the Company would receive or pay to terminate the agreements. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.



45                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, the fair value of the Company's short-term and long-term investments is as follows (in millions):


                                                                                2000                                 1999
                                                    ---------------------------------------------------------     ----------
                                                                     GROSS           GROSS
                                                                   UNREALIZED      UNREALIZED
                                                      COST           GAINS           LOSSES        FAIR VALUE     FAIR VALUE
                                                    -------        ----------      ----------      ----------     ----------
Corporate notes and bonds                           $ 2,882         $     2         $    (5)        $ 2,879        $ 1,265
Asset and mortgage-based securities                   1,237               1              (3)          1,235             --
U.S. government notes and bonds                         439               1              (1)            439            334
Money market funds                                      400              --              --             400            185
State and local government debt                         383               1              (1)            383            237
Other investments                                        89              --              --              89             33
--------------------------------------------------------------------------------------------------------------------------
Total marketable securities                           5,430               5             (10)          5,425          2,054
Marketable strategic equity securities                   88             211              (1)            298             --
==========================================================================================================================
                                                    $ 5,518         $   216         $   (11)        $ 5,723        $ 2,054
     Less cash equivalents                                                                             (838)          (463)
--------------------------------------------------------------------------------------------------------------------------
     Total marketable investments                                                                     4,885          1,591
     Less short-term investments                                                                       (626)        (1,591)
--------------------------------------------------------------------------------------------------------------------------
     Total long-term marketable investments                                                           4,259             --
     Long-term strategic preferred stock and
       other equity holdings, at cost                                                                   237             --
==========================================================================================================================
     Total long-term investments                                                                    $ 4,496        $    --
==========================================================================================================================




At June 30, 1999, the cost of the Company's marketable securities did not differ significantly from their respective fair values. Accordingly, there were no significant gross unrealized gains or losses.

During fiscal 2000, the Company invested in certain public and privately-held companies, which are classified in the above investment table as marketable strategic equity securities and strategic preferred stock and other equity holdings (strategic equity investments). These investments are generally long-term in nature.

At June 30, 2000, the cost and estimated fair values of short-term and long-term marketable investments (excluding strategic equity investments and cash equivalents) by contractual maturity are as follows (in millions):

                             COST        FAIR VALUE
                            ------       ----------
  Less than one year        $  575         $  576
  Due in 1-2 years           2,411          2,406
  Due in 2-5 years           1,142          1,142
  Due after 5 years            464            463
-------------------------------------------------
  Total                     $4,592         $4,587
=================================================




Financial Review                                                              46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, the fair value of the Company's borrowing arrangements and other financial instruments is as follows (in millions):


                                                   2000                            1999
                                          -----------------------        ------------------------
                                             ASSET (LIABILITY)               ASSET (LIABILITY)
                                          CARRYING         FAIR          CARRYING          FAIR
                                           AMOUNT          VALUE          AMOUNT           VALUE
                                          --------        -------        --------         -------
Short-term borrowings                     $    (7)        $    (7)        $    (2)        $    (2)
7.0% - 7.65% Senior Debt                   (1,500)         (1,479)             --              --
Forward foreign exchange contracts              4               4               5               5
Foreign currency option contracts              --              --              --               9
Interest-rate swap agreements                  --             (29)             --              --




7. DERIVATIVE FINANCIAL INSTRUMENTS

At June 30, outstanding notional amounts for derivative financial instruments are as follows (in millions):


                                 2000          1999
                                ------        ------
Forward foreign exchange
  contracts                     $2,976        $  845
Foreign currency option
  contracts                        653           476
Swaps hedging debt               1,500            --


While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits, and monitoring procedures. Credit rating criteria for off-balance sheet transactions are similar to those for investments. See additional information at "Other financial instruments" contained in Note 2.

At June 30, 2000 and 1999, the Company had forward foreign exchange contracts of less than three months duration, to exchange principally Japanese yen, British pounds, and Euros for U.S. dollars in the total gross notional amount of $2,976 million and $845 million, respectively. Of these notional amounts, forward contracts to purchase foreign currency represented $556 million and $126 million and forward contracts to sell foreign currency represented $2,420 million and $719 million, at June 30, 2000 and 1999, respectively. The Company also has purchased foreign currency options of less than two months duration, to exchange principally Japanese yen, British pounds, and Euros for U.S. dollars. Finally, the Company entered into various interest-rate swap agreements of the same notional amount and maturity as the Company's Senior Debt Securities so that the interest associated with the Senior Debt Securities effectively becomes variable (Notes 6 and 8).

8. BORROWING ARRANGEMENTS

In August 1997, the Company negotiated a $500 million unsecured revolving Credit Agreement with an international group of 20 banks. The agreement expires on August 28, 2002. Any borrowings under this agreement bear interest at a floating rate based on prime, certificate of deposit, or Eurodollar rates, at the Company's option. Under the agreement, Sun is required to maintain various financial ratios. Sun was in compliance with all covenants at June 30, 2000. There were no borrowings outstanding under this facility at June 30, 2000.

At June 30, 2000 and 1999, Sun's international subsidiaries had uncommitted lines of credit aggregating approximately $760 million and $740 million, respectively. The amounts drawn from these lines of credit as of June 30, 2000 and 1999, respectively, are reflected under short-term borrowings. Interest rates and other terms of borrowing under these lines of credit vary from country to country depending on local market conditions at the time of borrowing.

On July 14, 1999, the shelf registration statement which the Company filed with the SEC on June 18, 1999, became effective. The shelf registration statement registered senior and subordinated debt securities and common and preferred stock with an aggregate initial offering price of up to $3 billion. The securities registered by the Company were in addition to the $1 billion of securities previously registered and declared effective under a separate shelf registration statement filed with the SEC. On August 4, 1999, the Company issued $1.5 billion of unsecured senior debt securities in four tranches (the "Senior Notes"). The Senior Notes are comprised of the following notes: $200 million (due on August 15, 2002 and bearing interest at 7%), $250 mil-



47                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

lion (due on August 15, 2004 and bearing interest at 7.35%), $500 million (due on August 15, 2006 and bearing interest at 7.5%), and $550 million (due on August 15, 2009 and bearing interest at 7.65%). Interest on the Senior Notes is payable semi-annually starting January 2000. The Company may redeem all or any part of any tranche of the Senior Notes at any time at a price equal to 100% of the principal plus accrued and unpaid interest in addition to an amount, determined by a quotation agent, representing the present value of the remaining scheduled payments. As discussed in Note 7 "Derivative Financial Instruments," the Company also entered into various interest-rate swap agreements to modify the interest characteristics of the Senior Notes so that the interest associated with the Senior Notes effectively becomes variable.

Interest expense on borrowings of the Company was $84 million in fiscal 2000, $1 million in fiscal 1999, and $2 million in fiscal 1998.

9. INCOME TAXES

For the years ended June 30, income before income taxes and the provision for income taxes consist of the following (in millions):



----------------------------------------------------------------------------------------
                                                2000              1999             1998
----------------------------------------------------------------------------------------
Income before income taxes:
  United States                                 $1,647           $  975           $  575
  Foreign                                        1,124              630              587
----------------------------------------------------------------------------------------
      Total income before income taxes          $2,771           $1,605           $1,162
----------------------------------------------------------------------------------------
Provision for income taxes:
  Current:
    United States federal                       $  684           $  381           $  349
    State                                           85               45               47
    Foreign                                        234              130              106
----------------------------------------------------------------------------------------
      Total current income taxes                 1,003              556              502
----------------------------------------------------------------------------------------
  Deferred:
    United States federal                          (20)              (2)             (88)
    State                                           12                7               (6)
    Foreign                                        (78)              14               (1)
----------------------------------------------------------------------------------------
      Total deferred income taxes                  (86)              19              (95)
----------------------------------------------------------------------------------------
Provision for income taxes                      $  917           $  575           $  407
----------------------------------------------------------------------------------------




Financial Review                                                              48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets, at June 30, are as follows (in millions):


-------------------------------------------------------------
                                         2000           1999
-------------------------------------------------------------
Deferred tax assets:
  Inventory valuation                   $  91          $  80
  Reserves and other accrued
    expenses                              235            215
  Fixed asset basis differences            44             75
  Compensation not currently
    deductible                             93             40
  State income taxes                       --             18
  Deferred revenue                         59             --
  Other                                    99             78
-------------------------------------------------------------
Gross deferred tax assets                 621            506
-------------------------------------------------------------
Deferred tax liabilities:
  Net undistributed profits of
    subsidiaries                         (214)          (172)
  Unrealized gain on
    investments                           (85)            --
  Other                                   (13)           (20)
-------------------------------------------------------------
Gross deferred tax liabilities           (312)          (192)
-------------------------------------------------------------
Net deferred tax assets                 $ 309          $ 314
-------------------------------------------------------------


The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the difference, for years ended June 30, are as follows (in millions):


---------------------------------------------------------------------------------------------------------
                                                                      2000           1999            1998
---------------------------------------------------------------------------------------------------------
Expected tax rate at 35%                                              $ 970          $562           $407
State income taxes, net of federal tax benefit                           63            32             27
Foreign earnings permanently reinvested in foreign operations          (118)          (82)           (50)
Acquired in-process research and development                              3            44             25
Other                                                                    (1)           19             (2)
---------------------------------------------------------------------------------------------------------
Provision for income taxes                                            $ 917          $575           $407
---------------------------------------------------------------------------------------------------------

As of June 30, 2000, the Company has unrecognized deferred tax liabilities of approximately $373 million related to cumulative net undistributed earnings of foreign subsidiaries of approximately $1,204 million. These earnings are considered to be permanently invested in operations outside the United States.



49                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The current federal and state provisions do not reflect the tax savings resulting from deductions associated with the Company's various stock option plans. These savings were $708 million, $222 million, and $112 million in fiscal 2000, 1999, and 1998, respectively, and were credited to stockholders' equity.

The Company's United States income tax returns for fiscal years ended June 30, 1995 and 1996, are under examination and the Internal Revenue Service has proposed certain adjustments. Management believes that adequate amounts have been provided for any adjustments that may ultimately result from these examinations.

10. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities and equipment under noncancelable operating leases. The future minimum annual lease payments are approximately $161 million, $131 million, $111 million, $97 million, and $78 million for fiscal years 2001, 2002, 2003, 2004, and 2005, respectively, and approximately $246 million for years following fiscal 2005. Rent expense under the noncancelable operating leases was $187 million in 2000, $170 million in 1999, and $143 million in 1998.

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. In the opinion of management, final judgments from such pending claims, charges, and litigation, if any, against the Company would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

11. STOCKHOLDERS' EQUITY

STOCKHOLDERS' RIGHTS PLAN

The Company has adopted a share purchase rights plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, a preferred share purchase right (a "Right") is associated with each share of the Company's common stock (a "Common Share"). Upon becoming exercisable, each Right will entitle its holder to purchase 1/1000th of a share of Series A participating preferred stock of the Company, a designated series of preferred stock for which each 1/1000th of a share has economic attributes and voting rights equivalent to one Common Share at an exercise price of $500, subject to adjustment. The Rights are not exercisable or transferable apart from the Common Shares unless certain events occur, including a public announcement that a person or group (an "Acquiring Person") has acquired or obtained the right to acquire 10% or more (20% or more for an Acquiring Person who has filed a Schedule 13G in accordance with the Securities Act of 1934 (13G Filer)) of the outstanding Common Shares or until the commencement or announcement of an intention to make a tender or exchange offer for 10% or more of the outstanding Common Shares. Unless the Rights are redeemed, in the event that an Acquiring Person acquires 10% or more (20% or more if the Acquiring Person is a 13G Filer) of the outstanding Common Shares, each Right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of Common Shares having market value equal to two times the exercise price. In the event that: (1) the Company is acquired in a merger or business combination in which the Company is not the surviving corporation or in which the Common Shares are exchanged for stock or assets of another entity; or (2) 50% or more of the Company's consolidated assets or earning power is sold, each Right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price. The Rights are redeemable in whole, but not in part, at the Company's option, at $0.0025 per Right, at any time prior to becoming exercisable, and in certain other circumstances. The Rights expire on February 11, 2008.

COMMON STOCK REPURCHASE PROGRAMS

In December 1990, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Employee Stock Purchase Plan. In fiscal 2000, the Company repurchased 2.7 million shares at a cost of approximately $126 million under this program (9.5 million shares at a cost of approximately $199 million in 1999; 11.8 million shares at a cost of approximately $127 million in
1998).

In August 1996, the Board of Directors approved a systematic common stock repurchase program related to the 1990 Long-Term Equity Incentive Plan. In June 1999, the Board renewed this repurchase plan for an additional three years. In fiscal 2000, the Company repurchased 8.9 million shares at a cost of approximately $505 million under this program (9.3 million shares at a cost of approximately $159 million in 1999; 14.6 million shares at a cost of approximately $157 million in 1998).

When the treasury shares are reissued, any excess proceeds over the average acquisition cost of the shares are recorded as additional paid-in-capital. Any excess of the average acquisition cost of the shares over the proceeds from reissuance is charged to additional paid-in-capital to the extent of previous credits on similar transactions, with any remaining amounts charged to retained earnings.

12. EMPLOYEE BENEFIT PLANS

STOCK OPTION AND INCENTIVE PLANS

The Company's 1990 Long-Term Equity Incentive Plan ("1990 Incentive Plan") and other employee stock option plans provide the Board of Directors broad discretion in creating employee equity incentives and authorize it to grant incentive and non-statutory stock options, as well as certain other awards. In addition, these plans provide for issuance of non-statutory stock options to eligible employees to purchase common stock, at or



Financial Review                                                              50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



below fair market value, at the date of grant, subject to certain limitations set forth in the 1990 Incentive Plan. Options expire up to ten years from the date of grant or up to three months following termination of employment or service on the Board, whichever occurs earlier, and are exercisable at specified times prior to such expiration. Under the 1990 Incentive Plan, common stock may also be issued pursuant to stock purchase agreements that grant Sun certain rights to repurchase the shares at their original issue price in the event that the employment of the employee is terminated prior to certain predetermined vesting dates. The above described plans provide that shares of common stock may be sold at less than fair market value, which results in compensation expense equal to the difference between the market value on the date of grant and the purchase price. This expense, which is immaterial, is recognized over the vesting period of the shares. Sun's 1988 Directors' Stock Option Plan provides for the automatic grant of stock options to non-employee directors at each annual meeting of stockholders and on the date each such person becomes a director. These options are granted at fair market value on the date of grant and have a term of five years.

Information with respect to stock option and stock purchase rights activity is as follows:


-------------------------------------------------------------------------------------------
                                                         OUTSTANDING OPTIONS/RIGHTS
-------------------------------------------------------------------------------------------
                                                     SHARES                    WEIGHTED
                                                   AVAILABLE      NUMBER       AVERAGE
  (In millions, except per share amounts)          FOR GRANT     OF SHARES   EXERCISE PRICE
-------------------------------------------------------------------------------------------
Balance at June 30, 1997                              137           205          $ 3.86
Additional shares reserved                             21            --              --
Grants and assumptions                                (60)           60          $ 9.46
Exercises                                              --           (37)         $ 2.14
Cancellations                                           8            (8)         $ 5.32
-------------------------------------------------------------------------------------------
Balance at June 30, 1998                              106           220          $ 5.57
Additional shares reserved                             74            --              --
Grants and assumptions                                (46)           46          $20.04
Exercises                                              --           (44)         $ 3.26
Cancellations                                          13           (13)         $ 7.54
-------------------------------------------------------------------------------------------
Balance at June 30, 1999                              147           209          $ 8.98
Additional shares reserved                             83            --              --
Grants and assumptions                                (66)           66          $65.65
Exercises                                              --           (35)         $ 4.97
Cancellations                                          11           (11)         $17.89
-------------------------------------------------------------------------------------------
Balance at June 30, 2000                              175           229          $25.57
-------------------------------------------------------------------------------------------



51                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes significant ranges of outstanding and exercisable options at June 30, 2000 (in millions, except per share amounts):


-----------------------------------------------------------------------------------------------------
                                          OUTSTANDING OPTIONS                OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------
                                               WEIGHTED        WEIGHTED                     WEIGHTED
                                                AVERAGE        AVERAGE                      AVERAGE
                                               REMAINING       EXERCISE                     EXERCISE
  RANGE OF EXERCISE PRICES       SHARES      LIFE IN YEARS      PRICE        SHARES          PRICE
-----------------------------------------------------------------------------------------------------
  $ 0.0070 - $ 9.2000               94             4.2          $ 4.87         61            $ 4.19
  $ 9.2001 - $18.4000               50             6.1          $11.39         14            $10.85
  $18.4001 - $27.6000               21             7.2          $24.78          3            $24.80
  $27.6001 - $36.8000               17             7.2          $33.38          1            $29.51
  $36.8001 - $46.0000                1             9.2          $42.87         --                --
  $46.0001 - $55.2000                1             9.3          $46.93         --                --
  $55.2001 - $64.4000                4             7.3          $56.16         --                --
  $64.4001 - $73.6000                1             7.5          $73.41         --                --
  $73.6001 - $82.8000               26             7.8          $80.00         --                --
  $82.8001 - $92.0000               14             7.8          $91.22          1            $91.82
-----------------------------------------------------------------------------------------------------
                                   229             5.8          $25.57         80            $ 6.41
-----------------------------------------------------------------------------------------------------



At June 30, 1999, options to purchase 69.1 million shares were exercisable at a weighted average and aggregate exercise price of $4.35 and $300 million, respectively (At June 30, 1998, options to purchase 59.8 million shares were exercisable at a weighted average and aggregate exercise price of $3.18 and $191 million, respectively). At June 30, 2000, the Company retains repurchase rights to 2.5 million shares issued pursuant to stock purchase agreements and other stock plans at a weighted average price of $0.01.

The weighted average fair value at date of grant for options granted during 2000, 1999, and 1998 was $39.10, $12.47 and $6.55 per option, respectively.

EMPLOYEE STOCK PURCHASE PLAN

To provide employees with an opportunity to purchase Sun common stock through payroll deductions, Sun established the 1990 Employee Stock Purchase Plan. Under this plan, Sun's employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of enrollment or the date of purchase, whichever is less. Pursuant to this plan, the Company issued approximately 5.2 million, 11.2 million, and 14.0 million shares of common stock in fiscal 2000, 1999, and 1998, respectively. At June 30, 2000, approximately 62.8 million shares remained available for future issuance.


EMPLOYEE 401(k) PLAN

The Company has a 401(k) plan known as the Sun Microsystems, Inc. Tax Deferred Retirement Savings Plan (the "Plan"). The Plan is available to all regular employees on the Company's U.S. payroll and provides employees with tax deferred salary deductions and alternative investment options. Employees may contribute up to 16% of their salary, subject to certain limitations. The Company expensed $71 million, $54 million, and $47 million in the fiscal years ended June 30, 2000, 1999, and 1998, respectively, for its contributions to the Plan. Contributions made by the Company vest 100% upon contribution.

STOCK-BASED COMPENSATION

SFAS No. 123 permits companies to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. In management's opinion, the existing stock option valuation models do not necessarily provide a reliable single measure of the fair value of stock-based awards. Therefore, as permitted, the Company applies the existing accounting rules under APB 25 and provides pro forma net income and pro forma net income per common share disclosures for stock-based awards made during the year as if the fair-value-based method defined in SFAS No. 123 had been applied. For employee stock options, the fair value of the stock options was estimated as of the date of grant using the Black-Scholes option pricing model.




Financial Review                                                              52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions for years ended June 30:


------------------------------------------------------------------------------------------------------------------
                                                OPTIONS                           EMPLOYEE STOCK PURCHASE PLAN
------------------------------------------------------------------------  ----------------------------------------
                                  2000           1999           1998           2000           1999           1998
------------------------------------------------------------------------------------------------------------------
Expected life (in years)           5.8            6.6            7.8            0.5            0.5            0.5
Interest rate                     5.96%          5.06%          5.73%          4.75%          4.96%          5.45%
Volatility                       52.05%         49.51%         49.60%         53.03%         54.22%         48.88%
Dividend yield                      --             --             --             --             --             --
------------------------------------------------------------------------------------------------------------------


Stock-based compensation costs would have reduced pretax income by $473 million, $195 million, and $133 million in 2000, 1999, and 1998, respectively, ($317 million, $130 million, and $89 million after tax and $0.18, $0.08, and $0.04 per diluted share) if the fair values of the options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for 1999 and 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

Pro forma net income and net income per common share are as follows (in millions, except per share amounts):

                                                                                 YEARS ENDED JUNE 30,
-------------------------------------------------------------------------------------------------------------
                                                                          2000           1999           1998
-------------------------------------------------------------------------------------------------------------
Pro forma net income                                                     $1,537         $  900         $  666
-------------------------------------------------------------------------------------------------------------
Basic:
Pro forma shares used in the calculation of pro forma net income
  per common share--basic                                                 1,576          1,544          1,507
-------------------------------------------------------------------------------------------------------------
Pro forma net income per common share--basic                             $ 0.98         $ 0.58         $ 0.44
-------------------------------------------------------------------------------------------------------------
Diluted:
Pro forma shares used in the calculation of pro forma net income
  per common share--diluted                                               1,666          1,623          1,546
-------------------------------------------------------------------------------------------------------------
Pro forma net income per common share--diluted                           $ 0.92         $ 0.55         $ 0.43
-------------------------------------------------------------------------------------------------------------


13. INDUSTRY SEGMENT, GEOGRAPHIC, AND CUSTOMER INFORMATION

Sun designs, manufactures, markets, and services network computing systems and software solutions that feature networked desktops and servers. The Company is organized by various product divisions including Computer Systems and Storage, Enterprise Services and various other divisions. Each division has a divisional executive vice president who reports to the President of the Company. The President of the Company allocates resources to each of these divisions using information regarding their respective revenues and operating income. The President of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

In addition to the aforementioned divisions, finance and administration, as well as other corporate groups also report to the President of the Company. Expenses of these groups are not allocated to the operating segments and are included in the operating results of the Other segment reported below.



53                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Although the Company has various divisions, only Computer Systems and Storage and Enterprise Services are considered reportable segments under the criteria of SFAS No. 131. Products in the Computer Systems and Storage segment include a broad range of desktop systems, servers, storage and network switches, incorporating the UltraSPARC processors and Solaris Operating Environment. In the Enterprise Services segment, the Company provides a full range of services and support to existing and new customers, including education, professional services, and systems integration. The Other segment consists of various software and other miscellaneous divisions, such as corporate, which did not meet the requirements individually for a reportable segment as defined in SFAS No. 131.

The Company does not identify or allocate depreciation by operating segments, nor does the President of the Company evaluate divisions on depreciation expense. Additionally, the Company does not allocate interest and other income, interest expense, charges related to IPRD, or taxes to operating segments. The accounting policies for segment reporting are the same as for the Company taken as a whole. See "Summary of Significant Accounting Policies" in Note 2.

Information on reportable segments for the three years ended June 30, 2000, is as follows (in millions):


---------------------------------------------------------------------------------------
                          COMPUTER SYSTEMS   ENTERPRISE
                             AND STORAGE      SERVICES         OTHER            TOTAL
---------------------------------------------------------------------------------------
2000
Revenues                       $11,971         $2,300          $1,450          $15,721
Interdivision revenues              --            383            (383)              --
Operating income                 2,601            290            (498)           2,393
Capital additions                  216             88             678              982
Accounts receivable              1,856            724             110            2,690
Inventory                          531              2              24              557
Total assets                     3,392          1,044           9,716           14,152
---------------------------------------------------------------------------------------
1999
Revenues                         9,553          1,635             618           11,806
Interdivision revenues              --            321            (321)              --
Operating income                 1,644            220            (344)           1,520
Capital additions                  204             34             502              740
Accounts receivable              1,746            447             117            2,310
Inventory                          287              5              16              308
Total assets                     4,316            724           3,459            8,499
---------------------------------------------------------------------------------------
1998
Revenues                         8,251          1,187             424            9,862
Interdivision revenues             106            266            (372)              --
Operating income                 1,377             87            (350)           1,114
Capital additions                  255             39             541              835
Accounts receivable              1,412            358              96            1,866
Inventory                          313              7              26              346
Total assets                     3,128            531           2,135            5,794
---------------------------------------------------------------------------------------



Financial Review                                                              54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales to a single customer accounted for approximately 19%, 15%, and 14% of our fiscal 2000, 1999, and 1998 net revenues, respectively. The major customer revenues in fiscal 2000, 1999, and 1998 were primarily generated by two subsidiaries of an international organization: (1) a reseller (16%, 14%, and 14% of net revenues in 2000, 1999, and 1998, respectively), acquired by the international organization in fiscal 1999; and (2) a finance/leasing company (3%, 1%, and none of net revenues in fiscal 2000, 1999, and 1998, respectively). Revenue is generated with the finance/leasing company whenever a Sun customer elects to lease equipment; in such cases, Sun sells the equipment to the leasing company. No other customer accounted for more than 10% of revenues. The revenues from this customer are primarily generated in the Computer Systems and Storage and Enterprise Services segments. The Company's significant operations outside the United States include manufacturing facilities, design centers, and sales offices in Europe, the Middle East, and Africa (EMEA), as well as Japan and Rest of World. Intercompany transfers between operating segments and geographic areas are primarily accounted for at prices that approximate arm's length transactions. In fiscal year 2000, 1999, and 1998, sales from Computer Systems and Storage to Enterprise Services are recorded at cost.

Information regarding geographic areas at June 30, and for each of the years then ended, is as follows (in millions):



-------------------------------------------------------------------------------------------------------------------------
                                        UNITED                                      REST OF
                                        STATES           EMEA         JAPAN          WORLD      ELIMINATIONS        TOTAL
-------------------------------------------------------------------------------------------------------------------------
2000
Sales to unaffiliated customers         $8,308         $4,454         $1,344         $1,615           --          $15,721
Long-lived assets                        2,353            565             74            126         (339)           2,779
-------------------------------------------------------------------------------------------------------------------------
1999
Sales to unaffiliated customers          6,256          3,447          1,047          1,056           --           11,806
Long-lived assets                        2,047            405             54             89         (284)           2,311
-------------------------------------------------------------------------------------------------------------------------
1998
Sales to unaffiliated customers          5,388          2,733            899            842           --            9,862
Long-lived assets                        1,432            333             45             69         (308)           1,571
-------------------------------------------------------------------------------------------------------------------------




55                                 Annual Report 2000 [SUN MICROSYSTEMS LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. NET INCOME PER COMMON SHARE

The following table presents the calculation of basic and diluted earnings per share for the years ended June 30 (in millions, except per share amounts):


-----------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
-----------------------------------------------------------------------------------------------------
Net income                                                      $1,854         $1,030         $  755
-----------------------------------------------------------------------------------------------------
Denominator:
Weighted average common shares--basic                            1,576          1,544          1,507
Effect of dilutive securities (primarily stock options)            113             97             83
-----------------------------------------------------------------------------------------------------
Weighted average common shares--diluted                          1,689          1,641          1,590
-----------------------------------------------------------------------------------------------------
Net income per common share--basic                              $ 1.18         $ 0.67         $ 0.50
-----------------------------------------------------------------------------------------------------
Net income per common share--diluted                            $ 1.10         $ 0.63         $ 0.47
-----------------------------------------------------------------------------------------------------


15. QUARTERLY FINANCIAL DATA (UNAUDITED)


--------------------------------------------------------------------------------------------------------
                                                             FISCAL 2000 QUARTER ENDED
--------------------------------------------------------------------------------------------------------
  (In millions, except per share amounts)       JUNE 30        MARCH 26     DECEMBER 26    SEPTEMBER 26
--------------------------------------------------------------------------------------------------------
Net revenues                                     $5,017         $4,005         $3,554         $3,145
Gross margin                                      2,612          2,092          1,834          1,634
Operating income                                    915            603            496            379
Net income                                          720            508            353            273
Net income per common share--basic               $ 0.45         $ 0.32         $ 0.22         $ 0.17
Net income per common share--diluted             $ 0.42         $ 0.30         $ 0.21         $ 0.16
--------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------
                                                               FISCAL 1999 QUARTER ENDED
--------------------------------------------------------------------------------------------------------
  (In millions, except per share amounts)       JUNE 30       MARCH 28       DECEMBER 27   SEPTEMBER 27
-------------------------------------------------------------------------------------------------------
Net revenues                                     $3,537         $2,957         $2,803         $2,509
Gross margin                                      1,843          1,554          1,451          1,288
Operating income                                    564            384            374            198
Net income                                          395            262            261            112
Net income per common share--basic               $ 0.25         $ 0.17         $ 0.17         $ 0.07
Net income per common share--diluted             $ 0.24         $ 0.16         $ 0.16         $ 0.07
-------------------------------------------------------------------------------------------------------

16. SUBSEQUENT EVENTS (UNAUDITED)

On August 18, 2000, the Company announced a 2-for-1 stock split. The shareholders of record on November 9, 2000 will receive one additional share for each share owned. The split, in the form of a stock dividend, will be paid on December 5, 2000, pending shareholder approval of an increase in the total authorized shares of the Company's common stock.




Financial Review                                                              56

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS, SUN MICROSYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Sun Microsystems, Inc. as of June 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Microsystems, Inc. at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.



                                                  /s/ ERNST & YOUNG LLP



Palo Alto, California
July 19, 2000



57                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

ABOUT YOUR INVESTMENT

STOCK SYMBOL

SUNW


STOCK MARKET

Sun stock trades on The Nasdaq Stock Market.

STOCK TRADING

The following table sets forth the per share high and low sales prices for each quarter shown, as well as, the per share closing sales prices on the last trading day of each quarter. In addition, the table shows the daily average trading volume for each quarter listed.


FISCAL YEAR ENDED JUNE 30, 2000*


----------------------------------------------------------------------------------------------------------------
                                             Q1                  Q2                 Q3                   Q4
----------------------------------------------------------------------------------------------------------------
High                                  $        47.28      $        81.88      $       105.00      $        98.81
Low                                            33.59               44.69               68.00               71.88
Close Sales Price                              46.50               77.44               93.70               90.94
Daily Average Volume                      18,152,301          23,330,081          17,176,571          18,868,122


FISCAL YEAR ENDED JUNE 30, 1999*


----------------------------------------------------------------------------------------------------
                                 Q1                  Q2                   Q3                Q4
----------------------------------------------------------------------------------------------------
High                      $        13.20      $        22.09      $        30.31      $        35.88
Low                                 9.59                9.75               21.78               24.91
Close Sales Price                  13.19               20.83               29.13               34.44
Daily Average Volume          23,151,187          29,538,430          36,036,374          22,059,817

*Share prices are split adjusted for 2-1 stock split


STOCK OWNERSHIP PROFILE
(AS OF JUNE 30, 2000)


Institutional Investors                 66%
Individual Investors**                  34%


** Includes:
   2% for Section 16 Officers and Directors


If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership, or other stock account matters, please contact Sun's transfer agent:

    Fleet National Bank
    c/o EquiServe Limited Partnership
    P.O. Box 8040
    Boston, Massachusetts 02266-8040 USA
    +1 (800) 730-6001 (within the U.S.)
    +1 (781) 575-3120 (outside the U.S.)
    Internet address: www.equiserve.com

Sun has never declared cash dividends and presently intends to continue this policy. Sun's principal credit agreements limit the payment of cash dividends without the consent of its lenders.


About Your Investment                                                         58

INVESTOR RESOURCES

SUN ON THE WEB

Sun's home on the Internet's World Wide Web provides access to a wide range of information about the company, its products, and its services--you can also order our products online. Using any Web browser, you can visit Sun on the Internet by entering the following address:

WWW.SUN.COM

SUN INVESTOR RELATIONS ON THE WEB

For more information related to investing in SUNW, we invite you to take advantage of our Investor Relations site to assist you in your research. Please visit the site at:

WWW.SUN.COM/ABOUTSUN/INVESTOR



                   [SCREENSHOT OF SUN MICROSYSTEMS WEB PAGE]



The following features can be found at this site:

        -       Financial Documents

        -       Financial Presentations

        -       News and Communication

        -       Answers to Frequently Asked Questions

        -       Links to Free Stock Quote Services

        -       Financial Analysts Covering SUNW

        -       Calendar of Events

An electronic version of the Annual Report and proxy statement are available. They can be found at:

WWW.SUN.COM/ANNUALREPORT

WWW.SUN.COM/PROXY00

FOR MORE INFORMATION

To receive an Annual Report to stockholders or an Annual Report on Form 10-K (available without charge), and for questions about Sun operations, recent results, or historical performance, please contact:

    INVESTOR RELATIONS
    Mail Stop UPAL01-207
    Sun Microsystems, Inc.
    901 San Antonio Road
    Palo Alto, California 94303-4900 USA
    Phone: +1 (800) 801-SUNW (within the U.S.)
    +1 (650) 336-0697 (outside the U.S.)
    Fax: +1 (650) 336-0646

To receive faxed information such as earnings announcements, historical financial results, and press releases, please call:

    +1 (800) FAX-SUNW (within the U.S.)

    +1 (201) 946-9049 (outside the U.S.)



59                                    Annual Report 2000 [SUN MICROSYSTEMS LOGO]

CORPORATE INFORMATION/SUN WORLDWIDE


BOARD OF DIRECTORS

SCOTT G. McNEALY
Chairman of the Board of Directors and Chief Executive Officer,
Sun Microsystems, Inc.

JAMES L. BARKSDALE
Managing Partner, The Barksdale Group

L. JOHN DOERR
General Partner/Managing Director, Kleiner Perkins Caufield & Byers

JUDITH L. ESTRIN
Chief Executive Officer, Packet Design, Inc.

ROBERT J. FISHER
Member, Board of Directors, The Gap, Inc.

ROBERT L. LONG
Independent Management Consultant

M. KENNETH OSHMAN
Chairman of the Board of Directors, President, and Chief Executive Officer, Echelon Corporation

NAOMI O. SELIGMAN
Senior Partner, Ostriker von Simson, Inc.

EXECUTIVE COMMITTEE

SCOTT G. McNEALY
Chief Executive Officer

EDWARD J. ZANDER
President and Chief Operating Officer

MICHAEL E. LEHMAN
Executive Vice President, Corporate Resources and Chief Financial Officer

CRAWFORD W. BEVERIDGE
Executive Vice President and Chief Human Resources Officer

WILLIAM N. JOY
Cofounder and Chief Scientist

CORPORATE EXECUTIVE OFFICERS

WILLIAM T. AGNELLO
Senior Vice President, Workplace Resources

MEL FRIEDMAN
Senior Vice President, Customer Advocacy

LAWRENCE W. HAMBLY
Executive Vice President, Enterprise Services

H. WILLIAM HOWARD
Senior Vice President, Chief Information Officer

MASOOD A. JABBAR
Executive Vice President, Global Sales Operations

JOHN P. LOIACONO
Senior Vice President, Chief Marketing Officer

JOHN S. McFARLANE
Executive Vice President, Network Service Providers

MICHAEL H. MORRIS
Senior Vice President, General Counsel and Secretary

GREGORY M. PAPADOPOULOS
Senior Vice President and Chief Technology Officer

JANPIETER T. SCHEERDER
Executive Vice President, Storage Products

JONATHAN I. SCHWARTZ
Senior Vice President, Corporate Strategy and Planning

JOHN C. SHOEMAKER
Executive Vice President, System Products Group

PATRICIA C. SUELTZ
Executive Vice President, Software Products and Platforms

MARK E. TOLLIVER
Executive Vice President and President, iPlanet, Sun-Netscape Alliance

SUN WORLDWIDE

MANUFACTURING
2 countries

INTERNATIONAL RESEARCH & DEVELOPMENT
8 countries

INTERNATIONAL SALES, SERVICE, AND SUPPORT
53 countries

INTERNATIONAL DISTRIBUTORS
More than 170 countries


Corporate Information                                                         60

(C)2000 Sun Microsystems, Inc. All rights reserved. Sun, Sun Microsystems, the Sun logo, The Network Is The Computer, We're the dot in .com, Write Once, Run Anywhere, Solaris, the Solaris Logo, Java, the Java Coffee Cup Logo, Java Card, JavaOS, Jini, the Jini logo, Jiro, the Jiro logo, iPlanet, the iPlanet logo, iPlanet Trustbase, Trustbase, NetDynamics, Enterprise JavaBeans, EJB, Sun Enterprise, Sun StorEdge, Chorus, Suntone, and StarOffice are trademarks or registered trademarks of Sun Microsystems, Inc., in the United States and other countries. All SPARC trademarks are used under license and are trademarks or registered trademarks of SPARC International, Inc., in the United States and other countries. Products bearing SPARC trademarks are based upon an architecture developed by Sun Microsystems, Inc. UNIX is a registered trademark in the United States and other countries, exclusively licensed through X/Open Company, Ltd. Flexent is a trademark of Lucent Technologies, Inc.

                            [SUN MICROSYSTEMS LOGO]



                          VISION + FOCUS + EXECUTION =

(C)2000 Sun Microsystems, Inc. All rights reserved. Sun, Sun Microsystems, the Sun logo, The Network Is The Computer, We're the dot in .com, Write Once, Run Anywhere, Solaris, the Solaris Logo, Java, the Java Coffee Cup Logo, Java Card, JavaOS, Jini, the Jini logo, Jiro, the Jiro logo, iPlanet, the iPlanet logo, iPlanet Trustbase, Trustbase, NetDynamics, Enterprise JavaBeans, EJB, Sun Enterprise, Sun StorEdge, Chorus, SunTone, and StarOffice are trademarks or registered trademarks of Sun Microsystems, Inc., in the United States and other countries. All SPARC trademarks are used under license and are trademarks or registered trademarks of SPARC International, Inc., in the United States and other countries. Products bearing SPARC trademarks are based upon an architecture developed by Sun Microsystems, Inc. UNIX is a registered trademark in the United States and other countries, exclusively licensed through X/Open Company, Ltd. Flexent is a trademark of Lucent Technologies, Inc.